2023 Annual Report

2024 Proxy Statement



| 1 | 2024 Proxy Statement |
| 2 | 2023 Annual Report |





2024
Proxy Statement

Message from the Chief Executive Officer

Dear Stockholders:

Reflecting back on our 2023 fiscal year, there are many reasons to be optimistic about the future of our company.

I realize that may sound a bit counter-intuitive, given the external challenges that constrained growth across the industry. We certainly were not immune to these dynamics, with net revenue down 15 percent to $53.7 billion.

But when you take a closer look at the underlying health of our business and our progress against our long-term growth priorities, you see a company on the rise. And I'm incredibly proud of the way our team performed last year in a tough environment.

We innovated across Personal Systems and Print to strengthen our portfolio. We delivered mid-single-digit growth in our key growth areas, which collectively drove approximately 20 percent of our total company revenue.

We demonstrated operational excellence across the business and exceeded our gross annualized structural cost savings target for the year—the combination of which enabled us to deliver strong operating margins.

Simply put, it was a year of steady progress.

We grew our quarterly non-GAAP operating profit and non-GAAP diluted net earnings per share sequentially throughout our 2023 fiscal year. Our second half results were significantly stronger than the first. And our Future Ready plan is enabling us to better serve our customers while driving long-term sustainable growth and value creation.

Innovating in the Age of AI

Looking ahead, we see significant opportunities to accelerate innovation and growth in the age of AI.

Few technologies have had such a significant impact in such short period of time. The convergence of highly accessible computing power with massive amounts of data and deep learning will create new growth opportunities in our core business, help to accelerate our growth in services and subscriptions, and drive internal productivity.

Our biggest opportunity is within Personal Systems. The ability to run generative AI applications on a PC will enable more personalized experiences while offering key advantages versus cloud-based AI applications, including faster speed, better security and privacy protections, and lower cost of implementation.

We're excited to launch our first AI PCs later this year, and we believe the overall PC category growth rate can double over the next three years as we drive market adoption and penetration.

Creating the Future of Work

In addition to AI, another topic on the mind of many customers today is hybrid work.

The truth is, a lot of companies are struggling to keep employees engaged, productive and secure in a post-pandemic world. As IT departments work to overcome these challenges, it is opening the door for us to meet a wider range of customer needs than ever before.

This is an enormous opportunity for HP, and we are focused on architecting our portfolio to become the hybrid work solutions leader.

HP's portfolio across computing, printing and video conferencing is uniquely positioned to win in the market. We also have an installed base of more than 350 million end points leveraging data and telemetry—and our ability to run AI applications on top of this data will make us an indispensable partner to companies looking to simplify IT management, improve productivity and security, and create better employee experiences.



"Our Future Ready plan is enabling us to better serve our customers while driving long-term sustainable growth and value creation."

Earning the Trust of our Customers

Underpinning all of this is our brand. It's one of HP's greatest strengths, and it has stood the test of time because it is trusted by customers and consumers around the world. This is something we will never take for granted, and our teams work hard to earn this trust every single day.

This starts with security, as we are continuing to expand our endpoint security solutions to protect a growing number of devices across a growing number of locations. And it extends into our communities through the progress we are making against our Sustainable Impact agenda. More than 60 percent of our 2022 fiscal year revenue was derived from products and services that meet leading environmental standards and reduce our environmental impact—and we will share our latest progress when we release our sustainability report later this year.

This work is driving innovation, helping to win deals and receiving widespread recognition—such as being named one of the "Most Sustainable Companies" by Barron's, one of America's "Most Just Companies" by JUST Capital and CNBC, and one of the "Best Employers for Diversity" by Forbes.

Accelerating Growth Through our Future Ready Plan

We are excited about the road ahead as we continue driving progress against our Future Ready plan. As you know, the plan has three key pillars.

First and foremost, we are orienting our portfolio around profitable growth—both in our core businesses, as well as the attractive adjacencies we have identified. Throughout 2024, you will see us place a big emphasis on AI to unleash a new category of devices. We will launch new PC and print solutions that enable flexibility, simplicity, security, and sustainability for customers in a hybrid world. And we will shift more of our offerings to subscriptions, which will create greater value for customers and drive recurring revenue for our business.

All of this supports our strategy to accelerate in our key growth areas. Collectively, we expect our Hybrid Systems, Gaming, Workforce Solutions, Consumer Subscriptions, Industrial Graphics and 3D businesses to grow to at least $15 billion in revenue by our 2026 fiscal year—with services, software and subscriptions accounting for at least 30% of this mix.

Second, we are continuing to develop the operational capabilities needed to support our growth, including a more flexible and resilient supply chain. We are also driving the next phase of our digital transformation, which is being accelerated by AI to automate new processes and workflows. We are continuing to reduce our structural costs, well on our way to delivering $1.6 billion dollars in gross annual run-rate structural savings by the end of our 2025 fiscal year. And we are advancing our sustainability initiatives aligned with the targets we have set.

The third pillar of our plan is focused on our people. We continue to strengthen our talent and culture to achieve our goals.

We have added several strong executive leaders to support our strategy. We are investing in training and development across the company to ensure our teams have the skills needed to win in our markets. And all of this is rooted in our longtime culture of diversity, equity and inclusion—which helps us to attract and retain top talent from around the world and better understand the needs of the customers we serve.

A Compelling Investment

Our Future Ready plan supports a clear and compelling investment thesis.

We have market-leading portfolios in the PC and Print categories. We have significant opportunities to accelerate in key growth areas where we are currently under-indexed, which will be accretive to our margins over time. We have world-class operational capabilities to deliver on our targets and drive structural cost reductions. And we are committed to a shareholder-friendly capital return strategy.

All of this gives us confidence in our ability to deliver sustained revenue, non-GAAP operating profit, non-GAAP diluted net earnings per share, and free cash flow growth. While the external environment will remain volatile, and our progress may not always be linear, we are heading in the right direction and well-positioned for the future.

I look forward to continuing to share our progress in the coming quarters. Thank you for the trust you have placed in HP with your investment.

Saludos,

Enrique Lores
President and CEO

Message from the Chair

To our Stockholders:

We are pleased to invite you to attend HP Inc.'s annual meeting of stockholders to be held on Monday, April 22, 2024 at 2:00 p.m., Pacific Time. This year's annual meeting will be a virtual meeting of stockholders, conducted via live audio webcast.

During fiscal 2023, HP delivered significant progress against our strategic priorities in the face of a challenging external environment. Our performance reinforced the Board's confidence that our executive team will continue to execute on the initiatives we have set forth, allowing us to capitalize on opportunities when the market improves and new innovations, such as AI, come to the fore. With our market-leading PC and Print business, attractive portfolio of growth businesses and globally trusted brand, we believe HP is well positioned for the future.

Importantly, not only have we executed against our business priorities, we have done so while staying true to our values. For example, we were recognized as one of the World's Most Ethical Companies by Ethisphere for the fourth year in a row. Moreover, we continued our commitment to diversity, equity and inclusion, with women representing approximately 33% of HP's full time executive positions globally and 45% of our U.S. hires in fiscal 2023 being ethnically diverse.

This commitment is also reflected in our Board, with 58% of our Board nominees identifying as gender and/or ethnically diverse and three of our four committee chairs being women. Our Board brings a unique set of perspective, skills, and proven experience enabling us to provide effective oversight and strategic advice to HP's management. This was most recently illustrated by the appointment of David Meline to our Board in November 2023. David brings significant experience in driving operational performance, scaling growth businesses and delivering strong financial performance across industries, which we believe will be invaluable to HP.

Your vote is important. Regardless of whether you participate in the annual meeting, we hope you vote as soon as possible. You may vote by proxy online or by phone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. Voting online or by phone, written proxy or voting instruction card ensures your representation at the annual meeting regardless of whether you attend the virtual meeting.

For details about how to attend the meeting online, submit questions before or during the meeting, and information on the business to be conducted at the annual meeting, please refer to the accompanying Notice of Annual Meeting and Proxy Statement.

Thank you for your ongoing support of, and continued interest in, HP Inc.

Sincerely,

Chip Bergh
Chair of the Board



" With our market-leading PC and Print business, attractive portfolio of growth businesses and globally trusted brand, we believe HP is well positioned for the future."

Notice of Annual Meeting of Stockholders

This notice of annual meeting of HP's stockholders (the "annual meeting"), proxy statement and form of proxy for HP Inc. ("HP" or the "Company") are being distributed and made available on or about February 26, 2024.

 **Time and Date**
2:00 p.m., Pacific Time, on
Monday, April 22, 2024

 **Place**
Online at
www.virtualshareholdermeeting.com/HPQ2024

 **Record Date**
February 22, 2024

Items of Business

Board Proposals		Board Recommendation	Page
1	To elect the 12 Directors named in this proxy statement	✓ FOR each director nominee	14
2	To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending October 31, 2024	✓ FOR	47
3	To approve, on an advisory basis, the Company's named executive officer compensation ("say on pay" vote)	✓ FOR	49
4	To approve the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan	✓ FOR	83
5	To approve an amendment to the Company's Certificate of Incorporation to limit the liability of officers as permitted by law.	✓ FOR	90
Stockholder Proposal			
6	To consider and vote on a stockholder proposal described in this proxy statement, if properly presented at the meeting	✗ AGAINST	94
Such other business as may properly come before the meeting			

Voting

Internet
www.proxyvote.com/HP
prior to the meeting

Telephone
1-800-690-6903

During the meeting please visit
www.virtualshareholdermeeting.com/
HPQ2024

Mail
You can vote by mail by requesting a paper copy of the materials, which will include a proxy card. Return the card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on April 22, 2024. The definitive proxy statement and HP Inc.'s 2023 Annual Report are available electronically at www.proxyvote.com/HP.

Virtual Meeting Admission

Stockholders of record as of February 22, 2024, will be able to participate in the annual meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/HPQ2024. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The annual meeting will begin promptly at 2:00 p.m., Pacific Time. Online check-in will begin at 1:30 p.m., Pacific Time, and you should allow ample time for the online check-in procedures.

Annual Meeting Website

The online format used by HP Inc. for the annual meeting also allows us to communicate more effectively with you. Stockholders can submit questions in advance of the annual meeting, by visiting our annual meeting website at www.proxyvote.com/HP. Stockholders can also access copies of our proxy statement and annual report at the annual meeting website.

Adjournments and Postponements

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

By order of the Board of Directors,

Rick Hansen
SVP, Deputy General Counsel, Corporate, and Corporate Secretary

Your vote is very important. Regardless of whether you plan to virtually attend the annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. Stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting (other than shares held through the HP Inc. 401(k) Plan, which must be voted prior to the meeting). For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers—Voting Information" beginning on page 99 of the proxy statement.

Proxy Statement Summary

The following is a summary of certain key disclosures in our proxy statement. This is only a summary, and it may not contain all the information that is important to you. For more complete information, please review the proxy statement as well as our 2023 Annual Report on Form 10-K. References to "HP," "the Company," "we," "us" or "our" refer to HP Inc.

Item 1 — Election of Directors

- 11 of our 12 Director nominees are independent, including six women and four director nominees who identify as racially/ethnically diverse.
- Our Board is led by an independent Chair.
- Key information regarding all 12 of our Board nominees is summarized in the table below.

✔ The Board recommends a vote FOR each Director nominee

➡ Further information beginning on page 14.

Item 2 — Ratification of Independent Registered Public Accounting Firm

- The Audit Committee of the Board has selected Ernst & Young LLP to act as HP's independent registered public accounting firm for the fiscal year ending October 31, 2024 and seeks ratification of the selection.

✔ The Board recommends a vote FOR this Proposal

➡ Further information beginning on page 47.

Item 3 — Advisory Vote to Approve Named Executive Officer Compensation ("Say on Pay" Vote)

- Our Board and the HR and Compensation ("HRC") Committee are committed to an executive compensation program that aligns the interests of our executives with those of our stockholders. To fulfill this mission, we have a pay-for-performance philosophy that drives decisions regarding executive compensation.
- Our compensation programs have been structured to balance near-term results with long-term success, mitigate risks, and enable us to attract, retain, focus, and reward our executive team for delivering stockholder value.

✔ The Board recommends a vote FOR this Proposal

➡ Further information, including an overview of the compensation of our Named Executive Officers ("NEOs"), beginning on page 49.

Item 4 — Approval of Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan

- The approval of the Amended 2004 Plan would make an additional 45,700,000 shares of common stock available for issuance pursuant to share-based compensation awards granted under the plan.
- The Board is asking stockholders to approve the Amended 2004 Plan so that we may continue to use stock options, restricted stock, restricted stock units ("RSUs") and other share-based compensation awards to attract and retain high-quality employees whose interests are aligned with those of our stockholders.

✔ The Board recommends a vote FOR this Proposal

➡ Further information beginning on page 83.

Item 5	Approval of Amendment to Certificate of Incorporation to Limit the Liability of Officers as Permitted by Law	✔ The Board recommends a vote FOR this Proposal ➡ Further information beginning on page 90.

- The approval of an amendment to our Certificate of Incorporation to limit the liability of officers as permitted by a recent amendment to the Delaware General Corporation Law.
- The Board is asking stockholders to approve the amendment to our Certificate of Incorporation for the reasons described below under Proposal 5.

Item 6	Stockholder Proposal: Stockholder Ratification of Termination Pay	✖ The Board recommends a vote AGAINST this Proposal ➡ Further information beginning on page 94.

- This stockholder proposal requests that HP's Board adopt a policy to seek stockholder approval of any senior managers' new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

Business Highlights

HP Inc. is a leading global provider of personal computing and other digital access devices, imaging and printing products, and related technologies, solutions, and services. We sell to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health, and education sectors. We have three reportable segments: Personal Systems, Printing and Corporate Investments. The Personal Systems segment offers commercial and consumer desktops and notebooks, workstations, thin clients, commercial mobility devices, retail point of sale systems, displays, hybrid systems (including video conferencing cameras and solutions, headsets, voice and related software capabilities), software, support and services. The Printing segment provides consumer and commercial printer hardware, supplies, solutions and services. Corporate Investments include certain business incubation and investment projects.

For our overall strategy, our priorities are strengthening the core, accelerating our growth businesses, driving digital transformation and driving long-term value creation. We are focused on advancing our leadership in our core personal systems and printing markets, while continuing to modernize these businesses to excel in the hybrid world. We plan to invest in additional growth areas where our brand and IP provide a competitive advantage to disrupt industries. We strive to transform how we work and to become a more digitally powered and data enabled company, and significantly reduce structural costs. We have an incredible channel network, passionate employees and a culture committed to being Future Ready.

FY23 performance highlights

Net revenue
By key segment and business unit



$53.7 billion

● 66% Personal systems

● 34% Printing

$4.6 billion
non-GAAP operating profit[1]

$3.1 billion
non-GAAP free cash flow[1]

Scale and Reach





Market leader
#1
In PCs (ex-China) and Print[2]



Innovation & IP
23k+
Patents



Scale
170+/58k
Countries/Employees[3]

[1] Non-GAAP operating profit and non-GAAP free cash flow are non-GAAP financial measures. Please refer to "Reconciliation of GAAP Measures to Non-GAAP Measures" on page 106 for a description and reconciliation of these non-GAAP financial measures relative to reported GAAP financial measures.

[2] Based on CQ3'23 IDC Quarterly Tracker.

[3] As of October 31, 2023.

Key Growth Areas



Gaming



Hybrid Systems



Consumer Subscriptions



Industrial Graphics



Workforce Solutions



3D & Personalization

Future Ready



Enabling increased investment in our key growth areas to drive long term value creation by the end of fiscal 2025

Digital Transformation

Portfolio Optimization

Operational Excellence

Sustainable Impact

At HP, we believe how we do things is just as important as what we do. Through our Sustainable Impact program, we incorporate efforts to tackle key issues in Climate, Human Rights, and Digital Equity.

Our strategy


Carbon emissions
Circularity
Forests

Climate action

Taking urgent and decisive action with an aim to achieve net zero carbon emissions across our entire value chain, give back more to forests than we take, and innovate our products and services for a more circular economy.


Empowered workers
Culture of inclusion and belonging
Social justice, racial and gender equity

Human rights

Building a culture of equity and empowerment within HP and beyond, where diversity is sought out and celebrated, and where universal human rights are understood and respected.


Education
Healthcare
Economic opportunity

Digital equity

Accelerating equitable access to education, healthcare, and economic opportunity for those who are traditionally excluded so they can participate and thrive in a digital economy.







For more information about our Sustainable Impact agenda, and to reach our annual Sustainable Impact Report, please see the Sustainability section of our website at https://www.hp.com/us-en/hp-information/sustainable-impact.html. The content of our website is not incorporated by reference into this proxy statement or in any other report or document we file with the Securities and Exchange Commission (the “SEC”), and any references to our website are intended to be inactive textual references only.

Our Sustainable Impact Report includes disclosures aligned with the following ESG frameworks: Sustainability Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD), Global Reporting Initiative (GRI), and the World Economic Forum International Business Council (WEF IBC).

The Board and its committees actively oversee HP’s Sustainable Impact, strategy and related risks. For information regarding the Board’s role in overseeing HP’s Sustainable Impact, please refer to “Spotlight on Board Oversight of ESG” on page 37.

Recognition



Ranked 3rd in America for environmental, social and governance performance



"A List" designation for its score in Climate and Water and remains the only company in the technology sector to report on its forest rating



Named one of the 100 Most Sustainable Corporations in the World for the 8th year in a row



Recognized as one of the World's Most Ethical Companies for the 4th year in a row



Recognized for the 6th year in a row (3rd year for Sustained Excellence)

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Member of the DJSI World and DJSI North America Indices in 2023, ranking 1st in the industry and listed on the world index for the 12th year in a row



Received a score of 100% on the Human Rights Campaign 2022 Corporate Equality Index for LGBTQ Equality



Included in the top 10 companies by revenue for clean energy for the 5th year in a row



Included in the CNBC JUST 100 list for the sixth consecutive year, ranking first in the technology hardware category



HP earned a Platinum Recognition level from EcoVadis for the 14th consecutive year that HP has been recognized for its sustainability practices



Named one of the Best Top Hispanic Employers

*   "World's Most Ethical Companies" and "Ethisphere" names and marks are registered trademarks of Ethisphere LLC.

Participating in Our Annual Meeting

HP's current virtual format allows stockholders to submit questions and comments in our stockholder forum both before and during the meeting. We respond to all stockholder submissions received through the forum in writing on our investor relations website.

The virtual meeting format allows our stockholders to engage with us no matter where they live in the world and is accessible and available on any internet-connected device, be it a phone, a tablet, or a computer. We are able to reach a base of stockholders that is broader than just those who can travel to an in-person meeting. The virtual meeting gives us the opportunity to respond in thoughtful detail to every question our stockholders may have, rather than just the limited number of questions stockholders are able to ask at in-person meetings, which are answered without an opportunity for further information gathering or meaningful reflection. All of these benefits of a virtual meeting allow all of our stockholders to engage with us.

Stockholders can submit questions in advance of the annual meeting by visiting our annual meeting website at www.proxyvote.com/HP. All questions received, both during and prior to the meeting, are presented as submitted, uncensored and unedited except for certain personal details for data protection purposes. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Please visit our HP investor events page at https://investor.hp.com to read previously answered questions.

Please join us for our Virtual Annual Meeting at www.virtualshareholder meeting.com/ HPQ2024.

To participate in the annual meeting, you will need the **16-digit control number** included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.



We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

Table of Contents

Corporate Governance and Board of Directors

Board proposal no. 1

Election of directors

The board recommends a vote for each director nominee.

The Board of Directors of HP Inc. (the "Board") currently consists of 14 members (the "Directors"). On the recommendation of the Nominating, Governance and Social Responsibility ("NGSR") Committee, the Board has nominated the 12 persons named below for election as Directors this year, each to serve for a one-year term and until the Director's successor is elected and qualified or, if earlier, until his or her resignation or removal. Mr. Banerji and Dr. Suresh are not standing for re-election at this annual meeting. As a result, Mr. Banerji and Dr. Suresh will each step down from the Board and the size of the Board will be reduced to 12 directors, effective at the annual meeting.

Vote Required

Each Director nominee who receives more "FOR" votes than "AGAINST" votes representing shares of HP common stock present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

If you sign your proxy card but do not give instructions with respect to voting for Directors, your shares will be voted by Enrique Lores, Julie Jacobs and Rick Hansen (or any one of them), as proxy holders, FOR the election of all 12 Board nominees. If you wish to give specific instructions with respect to voting for Directors, you may do so by indicating your instructions when you vote via Internet or by telephone, or on your proxy card or voting instruction card.

Director Election Voting Standard and Resignation Policy

We have adopted a policy whereby any incumbent Director nominee who receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election will tender his or her offer of resignation for consideration by the NGSR Committee. The NGSR Committee will then make a recommendation to the Board regarding the appropriate response to such an offer of resignation.

Who We Are

Overview

Our Directors bring a diverse mix of highly relevant and complementary skills, experiences and backgrounds, which facilitates strong oversight of HP's management and HP's strategy. In November 2023, David Meline, who has served as Chief Financial Officer at two global companies in the biotechnology and pharmaceutical industries, joined the Board. Mr. Meline brings to the Board significant experience driving operational performance, scaling growth businesses and delivering strong financial performance across industries, which the Board believes will be valuable as HP seeks to scale key growth areas of its business.



Our Director Nominees

Name and principal occupation	Age	HP director since	Committees	Other current public company/public registrant boards
Aida M. Alvarez **Independent** Consultant; Former Administrator, U.S. Small Business Administration & Presidential Cabinet Member	74	2016	H N	Stride, Inc. Fastly, Inc. Bill.com Holdings, Inc.
Robert R. Bennett **Independent** Managing Director, Hilltop Investments, LLC	65	2013	A F	Liberty Media Corporation
Chip Bergh (CHAIR) **Independent** Former President and Chief Executive Officer, Levi Strauss & Co.	66	2015	H N	Levi Strauss & Co.
Bruce Broussard **Independent** President and Chief Executive Officer, Humana Inc.	61	2021	H N	Humana Inc.
Stacy Brown-Philpot **Independent** Founder and Managing Director, Cherryrock Capital	48	2015	A N	Nordstrom, Inc.
Stephanie A. Burns **Independent** Former Chief Executive Officer and Chairman, Dow Corning	69	2015	F H	Corning Incorporated Kellanova Company
Mary Anne Citrino **Independent** Senior Advisor and former Senior Managing Director, Blackstone	64	2015	A F	Alcoa Corporation
Richard L. Clemmer **Independent** Chairman, Privafy, Inc.	72	2020	A F	Aptiv PLC Seagate Technology Holdings plc
Enrique Lores President and Chief Executive Officer, HP Inc.	58	2019		PayPal Holdings, Inc.
David Meline **Independent** Former Chief Financial Officer, Moderna Inc.	66	2023	A F	ABB Ltd. Pacific Biosciences of California, Inc.
Judith "Jami" Miscik **Independent** Senior Advisor, Lazard Ltd.	65	2021	A N	General Motors Company Morgan Stanley
Kim K.W. Rucker **Independent** Former Executive Vice President, General Counsel and Secretary of Andeavor	57	2021	A N	Celanese Corporation Lennox International Inc. Marathon Petroleum Corporation

Committees

A Audit Committee   H HR and Compensation Committee   Chair
F Finance, Investment and Technology Committee   N Nominating, Governance and Social Responsibility Committee

Snapshot of Director Nominees



Board Refreshment

5 New directors since 2019

Gender

3 out of **4** committee chairs are women

Independence

92% of the Board is Independent



58%
Total Diversity
Racially/Ethnically Diverse
Women

Tenure

5.6 years

is the average tenure



0-3 years	4
4-7 years	2
8-12 years	6

Age

64 years old

is the average age



48-60	3
61-65	4
66-74	5

Skills and Qualification



Current or Former CEO	8/12
Business and Management	12/12
Customer Experience	8/12
Disruptive Innovation	4/12
Environmental and Social Responsibility	8/12
Finance and Capital Allocation	12/12
Government and Government Affairs	6/12
Human Capital Management	9/12
International Business and Affairs	11/12
Operations	9/12
Risk Management	11/12
Strategic Transactions; M&A	9/12
Strategy	12/12
Technology, Cybersecurity and Science	10/12

Skills, Experience and Attributes of Our Director Nominees

	Alvarez	Bennett	Bergh	Broussard	Brown-Philpot	Burns	Citrino	Clemmer	Lores	Meline	Miscik	Rucker
Current or former CEO		●	●	●	●	●		●	●		●	
Business and management HP requires a Board well-versed in navigating complexity and capitalizing on business opportunities to further our innovation and growth.	●	●	●	●	●	●	●	●	●	●	●	●
Customer experience HP's customers are the foundation of our mission – we continually seek to better serve our customer base with products and solutions that inspire and innovate.			●	●	●	●		●	●			●
Disruptive innovation We continually seek to reinvent the Print and PC industries to deliver amazing innovative experiences to our customers – having disruptive innovators on our Board helps inform our strategy.						●		●	●	●		
Environmental and social responsibility Experience in environmental and social responsibility related issues and topics strengthens the Board's oversight of HP's policies and programs relating to these issues and reinforces HP's commitment to sustainability and social responsibility.	●		●	●	●	●		●	●			●
Finance and capital allocation It is essential that we have Directors with strong financial acumen and experience to provide sound oversight and guide our investment strategies and capital allocation.	●	●	●	●	●	●	●	●	●	●	●	●
Government and government affairs Government and government affairs experience offers us insight into the regulatory environment of the many jurisdictions in which we operate, their legislative and administrative priorities, and the potential implications for our business.	●				●			●	●	●	●	●
Human capital management Experience in talent development, managing compensation, overseeing inclusion and diversity efforts, and establishing culture strengthens the Board's oversight of HP's key human capital management strategies and programs.		●	●	●	●	●		●	●	●		●
International business and affairs HP operates in over 170 countries worldwide, making international business experience a vital perspective on our Board and enabling us to succeed in the many markets in which we operate.		●	●	●	●	●	●	●	●	●	●	●
Operations HP operates one of the world's largest supply chains – we benefit from Directors who have successfully led complex operations and can help us to optimize our business model.		●	●	●	●	●		●	●	●		
Risk management Experience identifying, assessing and managing a broad spectrum of risks enables directors to effectively oversee the most significant risks facing HP.		●	●	●	●	●	●	●	●	●	●	●
Strategic transactions; M&A HP benefits from having Directors with experience leading organizations through significant strategic transactions, including mergers, acquisitions and divestitures.		●	●	●				●	●			●
Strategy The dynamic and fast-moving markets in which HP operates globally require a Board with strong strategic insights gained through multi-faceted and challenging prior experiences.	●	●	●	●	●	●	●	●	●	●	●	●
Technology, cybersecurity and science With our deep history of innovation and our reliance on cutting edge R&D, science and engineering, and the importance of cybersecurity to our business, we know that backgrounds in technology and user experience, cybersecurity policy, governance and risk management, and science and design, add valuable and vital components to our Board dialogue.		●	●	●	●	●		●	●	●	●	●
Independent		●	●	●	●	●	●		●	●	●	●
Women	●				●	●	●				●	●
Racially/Ethnically diverse	●				●				●			●
Tenure (including Hewlett-Packard Company)	8	11	8	3	8	8	8	4	4	0	3	2

Biographies of Director Nominees

The biographies describe each Director nominee's qualifications and relevant experience. The biographies include key qualifications, skills, and attributes most relevant to the decision to nominate candidates to serve on the Board.



Current role

Consultant

Current public company boards

- HP
- Stride, Inc.
- Fastly, Inc.
- Bill.com Holdings, Inc.

Prior public company boards

- Wal-Mart Stores, Inc.
- Opportun Financial Corporation
- UnitedHealth Group Inc.

Aida M. Alvarez **Independent**

Age: 74
Director since: 2016

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience

- Founding Chair, Latino Community Foundation (since 2003)
- Administrator, U.S. Small Business Administration (1997–2001)
- Director, Office of Federal Housing Enterprise Oversight (1993–1997)
- Vice President, First Boston Corporation and Bear Stearns & Co. (prior to 1993)

Other key qualifications

The Honorable Aida Alvarez brings to the Board a wealth of expertise in media, public affairs, finance, and government. She led important financial and government agencies and served in the Cabinet of U.S. President William J. Clinton as Administrator of the U.S. Small Business Administration. She has also been a public finance executive, has chaired a prominent philanthropic organization and was an award-winning journalist. The Board also benefits from Ms. Alvarez's knowledge of investment banking and finance.

Skills

Business and Management, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Strategy



Current role

Managing Director, Hilltop Investments, LLC, a private investment company (since 2005)

Current public company boards

- HP
- Liberty Media Corporation

Prior public company boards

- Warner Bros. Discovery, Inc.
- Sprint Corporation
- Demand Media, Inc.
- Discovery Holding Company
- Liberty Interactive Corporation
- Sprint Nextel Corporation

Robert R. Bennett Independent

Age: 65
Director since: 2013

HP Board Committees: Audit, Finance, Investment and Technology Committee

Qualifications:
Prior Business and Other Experience

- President, Discovery Holding Company (2005–2008)
- President and Chief Executive Officer, Liberty Media Corporation (1997–2005)
- Served in a variety of other executive roles at Liberty Media between 1990 and 1997, including as its principal financial officer from 1991 until 1997

Other key qualifications

Mr. Bennett brings to the Board in-depth knowledge of the media and telecommunications industry and his knowledge of the capital markets and other financial and operational matters. Additionally, as a result of his positions at Liberty Media, Mr. Bennett brings experience leading organizations through significant strategic transactions, including acquisitions, divestitures and integration. Mr. Bennett also has an in-depth understanding of finance and has held various financial management positions during his career including serving as CFO of a public company.

Skills

Business and Management, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role

Former President and Chief Executive Officer of Levi Strauss & Co., an apparel/retail company (September 2011 - January 2024)

Current public company boards

- HP
- Levi Strauss & Co.

Prior public company boards

- VF Corporation

Chip Bergh Chair, Independent

Age: 66
Director since: 2015
Chair since: 2017

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience

- Group President, Global Male Grooming, Procter & Gamble Co. (2009–September 2011)
- In 28 years at Procter & Gamble, Mr. Bergh served in a variety of executive roles, including managing business in multiple regions worldwide

Other key qualifications

Mr. Bergh brings to the Board extensive experience in executive leadership at large global companies and international business management. From his more than 40 years at Levi Strauss and Procter & Gamble, Mr. Bergh has a strong operational and strategic background with significant experience in brand management. He also brings public company governance experience as a board member and committee member of other public and private companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role

President, Chief Executive Officer, and Director of Humana Inc., a healthcare company (CEO since 2013)

Current public company boards

- HP
- Humana Inc.

Prior public company boards

- KeyCorp

Bruce Broussard **Independent**

Age: 61
Director since: 2021

HP Board Committees: Nominating, Governance and Social Responsibility, HR and Compensation Committee

Qualifications:
Prior Business and Other Experience

- Chief Executive Officer, McKesson Specialty/US Oncology, Inc. (January 2008–December 2011)
- In 11 years at US Oncology, Inc., which was acquired by McKesson in December 2010, served in a number of senior executive roles, including Chief Financial Officer, President, Chief Executive Officer and Chairman of the Board

Other key qualifications

Mr. Broussard brings to the Board extensive experience in executive leadership at large global companies and international business management. From his experience at Humana and US Oncology, Mr. Broussard has significant expertise in the healthcare and health technology sectors. He also brings public company governance experience as a board member and committee member of other public companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role

Founder and Managing Director; Cherryrock Capital
(since 2023)

Current public company boards

- HP
- Nordstrom, Inc.

Prior public company boards

- None

Stacy Brown-Philpot **Independent**

Age: 48
Director since: 2015

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee

Qualifications:
Prior Business and Other Experience

- Member of Investment Committee, Softbank Opportunity Fund (June 2020-June 2023)
- Chief Executive Officer, TaskRabbit, an online labor interface company (April 2016–August 2020)
- Chief Operating Officer, TaskRabbit (January 2013–April 2016)
- Entrepreneur-in-Residence, Google Ventures, the venture capital investment arm of Google, Inc., a technology company ("Google") (May 2012–December 2012)
- Senior Director of Global Consumer Operations, Google (2010–May 2012)
- Prior to 2010, Ms. Brown-Philpot served in a variety of Director-level positions at Google
- Prior to joining Google in 2003, Ms. Brown-Philpot served as a senior analyst and senior associate at the financial firms Goldman Sachs and PwC

Other key qualifications

Ms. Brown-Philpot brings to the Board extensive operational, analytical, financial, and strategic experience. In addition to her role as CEO of TaskRabbit from 2016 to 2020, Ms. Brown-Philpot's decade of experience leading various operations at Google and her prior financial experience from her roles at Goldman Sachs and PwC provide unique operational and financial expertise to the Board.

Skills

Business and Management, Customer Experience, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategy, Technology, Cybersecurity and Science

Corporate Governance and Board of Directors



Current role
Director

Current public company boards

- HP
- Corning Incorporated
- Kellanova Company

Prior public company boards

- GlaxoSmithKline plc
- Manpower, Inc.

Stephanie A. Burns **Independent**

Age: 69
Director since: 2015

HP Board Committees: Finance, Investment and Technology, HR and Compensation Committee (Chair)

Qualifications:

Prior Business and Other Experience

- Chief Executive Officer, Dow Corning Corp., a silicon-based manufacturing company (2004–May 2011)
- President, Dow Corning (2003–November 2010)
- Executive Vice President, Dow Corning (2000–2003)

Other key qualifications

Dr. Burns has more than 30 years of global innovation and business leadership experience and brings significant expertise in scientific research, product development, issues management, science and technology leadership, and business management to the Board. Her leadership experience includes growing Dow Corning Corporation through materials innovation, investing in solar applications and expanding into emerging markets. Dr. Burns also brings public company governance experience to the Board as a member of boards and board committees of other public companies.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role
Senior Advisor and former Senior Managing Director, Blackstone, an investment firm (since 2004)

Current public company boards

- HP
- Alcoa Corporation

Prior public company boards

- Health Net, Inc.
- Dollar Tree Inc.
- Barclays
- Ahold Delhaize

Mary Anne Citrino **Independent**

Age: 64
Director since: 2015

HP Board Committees: Audit (Chair), Finance, Investment and Technology Committee

Qualifications:

Prior Business and Other Experience

- Managing Director, Global Head of Consumer Products Investment Banking Group, and Co-head of Health Care Services Investment Banking, Morgan Stanley (1986–2004)

Other key qualifications

The Board benefits from Ms. Citrino's extensive experience advising a broad range of clients in the consumer products industry through her roles at Blackstone. In addition, Ms. Citrino's more than 30-year career as an investment banker provides the Board with substantial knowledge regarding business operations and strategy, as well as valuable financial and investment expertise. She also brings public company governance experience as a member of boards and board committees of other public companies.

Skills

Business and Management, Finance and Capital Allocation, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy

2024 PROXY STATEMENT   21



Current role

Chairman, Privafy, Inc. (since January 2019)

Current public company boards

- HP
- Aptiv PLC
- Seagate Technology Holdings plc

Prior public company boards

- NCR Corporation
- NXP Semiconductors N.V.
- i2 Technologies, Inc.

Richard L. Clemmer Independent

Age: 72
Director since: 2020

HP Board Committees: Audit, Finance, Investment and Technology Committee (Chair)

Qualifications:
Prior Business and Other Experience

- Chief Executive Officer and Executive Director, NXP Semiconductors N.V., a semiconductor company (January 2009–May 2020)
- Senior Advisor, Kohlberg Kravis Roberts & Co. (May 2007–December 2008)
- President and Chief Executive Officer, Agere Systems Inc. (October 2005–April 2007)

Other key qualifications

Mr. Clemmer brings to the Board significant leadership experience in the high tech industry, including experience with semiconductor, storage, e-Commerce, and software companies, and brings valuable experience leading organizations through strategic transactions. In his roles at NXP Semiconductors and Agere Systems, Mr. Clemmer oversaw the successful execution of a number of key strategic transactions, including the acquisition and integration of several companies and business units.

Skills

Business and Management, Customer Experience, Disruptive Innovation, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Current role

President and Chief Executive Officer, HP (since November 2019)

Current public company boards

- HP
- PayPal Holdings, Inc.

Prior public company boards

- None

Enrique Lores President, Chief Executive Officer and Director

Age: 58
Director since: 2019

HP Board Committees: N/A

Qualifications:
Prior Business and Other Experience

- President, Imaging and Printing Solutions, HP Inc. (November 2015–October 2019)
- Separation Leader, Hewlett-Packard Company (2014–October 2015)
- Senior Vice President & General Manager, Business Personal Systems, Hewlett-Packard Company (2013–2014)
- Senior Vice President, Worldwide Customer Support & Services, Hewlett-Packard Company (2011–2013)
- Senior Vice President, Worldwide Sales and Solutions Partner Organization, Hewlett-Packard Company (2008–2011)
- Vice President & General Manager, Large Format Printing, Hewlett-Packard Company (2003–2008)
- Vice President, Imaging & Printing Group, EMEA, Hewlett-Packard Company (2001–2003)
- Experience in a variety of roles at Hewlett-Packard Company (1989–2001)

Other key qualifications

Mr. Lores' international business and leadership experience, and his service in multiple facets of the HP business worldwide, provide the Board with an enhanced global perspective. Mr. Lores' more than 30 years of experience in the information and technology industry with HP, and his position as HP's Chief Executive Officer, provide the Board with valuable industry insight and expertise.

Skills

Business and Management, Customer Experience, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



David Meline   Independent

Age: 66
Director since: 2023

HP Board Committees: Audit, Finance, Investment and Technology Committee

Current role
Director

Current public company boards
- HP
- ABB Ltd.
- Pacific Biosciences of California, Inc.

Prior public company boards
- None

Qualifications:

Prior Business and Other Experience
- CFO, Moderna Inc., a biotechnology and pharmaceutical company (June 2020–September 2022)
- CFO and Executive Vice President, Amgen Inc., a biotechnology company (July 2014– December 2019)
- CFO and Senior Vice President (2011–2014) and Vice President, Corporate Controller and Chief Accounting Officer (2008–2011), 3M Company
- In 20 years at General Motors, Mr. Meline served in a variety of finance and management roles

Other key qualifications

Mr. Meline brings to the Board deep background and breadth of experience in finance, capital allocation, manufacturing and technology. From his prior CFO roles at three major global companies, Mr. Meline has experience driving operational performance, scaling growth businesses and delivering strong financial performance across industries. Mr. Meline also provides the Board with substantial knowledge in the biotechnology and pharmaceutical sectors.

Skills

Business and Management, Customer Experience, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Operations, Risk Management, Strategic Transactions; M&A, Strategy, Technology, Cybersecurity and Science



Judith "Jami" Miscik   Independent

Age: 65
Director since: 2021

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee

Current role
Senior Advisor, Lazard Geopolitical Advisory Group (since 2022)

Current public company boards
- HP
- General Motors Company
- Morgan Stanley

Prior public company boards
- EMC Corporation
- Pivotal Software, Inc.

Qualifications:

Prior Business and Other Experience
- CEO and Vice Chairman (2015-2022) and President (2009-2015), Kissinger Associates, Inc.
- Global Head of Sovereign Risk, Lehman Brothers (2005–2008)
- Distinguished 22-year career at the Central Intelligence Agency, including serving as the Deputy Director for Intelligence from 2002 to 2005
- Director for Intelligence Programs, National Security Council (1995–1996)

Other key qualifications

Ms. Miscik brings to the Board significant experience in international affairs, intelligence and risk assessment and a vast understanding of the geopolitical and macroeconomic landscapes gained from her roles in the public and private sectors. In her role as CEO of Kissinger Associates, an international geopolitical consulting firm, Ms. Miscik developed strategies for clients operating in overseas environments and advises on geopolitical and macroeconomic risks. Prior to entering the private sector, Ms. Miscik built a distinguished 22-year career in intelligence, ultimately serving as the Deputy Director for Intelligence at the Central Intelligence Agency.

Skills

Business and Management, Finance and Capital Allocation, Government and Government Affairs, International Business and Affairs, Operations, Risk Management, Strategy, Technology, Cybersecurity and Science



Current role
Director

Current public company boards

- HP
- Celanese Corporation
- Lennox International Inc. (through February 29, 2024)
- Marathon Petroleum Corporation

Prior public company boards

- None

Kim K.W. Rucker **Independent**

Age: 57
Director since: 2021

HP Board Committees: Audit, Nominating, Governance and Social Responsibility Committee (Chair)

Qualifications:
Prior Business and Other Experience

- Executive Vice President, General Counsel and Secretary, Andeavor, an integrated marketing, logistics and refining company, and General Counsel of Andeavor Logistics LP, a midstream energy infrastructure and logistics company (2016-2018)
- Executive Vice President, Corporate & Legal Affairs, General Counsel and Corporate Secretary, Kraft Foods Group, Inc., a food and beverage company (2012–2015)
- Senior Vice President, General Counsel and Chief Compliance Officer (2008–2012) and Corporate Secretary (2009–2012), Avon Products, Inc.
- Senior Vice President, Corporate Secretary and Chief Governance Officer, Energy Future Holdings Corp. (formerly TXU Corp.) (2004–2008)
- Former Partner in the Corporate & Securities group at Sidley Austin LLP, a law firm

Other key qualifications

Ms. Rucker is a seasoned business executive who brings to the Board decades of leadership and corporate governance, strategic transactions, and human capital experience. Through her roles at Andeavor, Kraft Foods Group, Avon Products and Energy Future Holdings and as a board member of several large public companies, she has substantial experience in a wide array of business matters, including those facing customer-driven and marketing companies. Moreover, her experience as a former chief legal executive and partner at an international law firm provides the Board with valuable insight on issues relating to complex mergers and acquisitions, regulatory matters, law, corporate governance, internal and external communications, government affairs and community involvement activities.

Skills

Business and Management, Customer Experience, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy

Directors Not Standing for Reelection



Shumeet Banerji   Independent

Age: 64
Director since: 2011

HP Board Committees: HR and Compensation, Nominating, Governance and Social Responsibility Committee

Current role

Co-founder and Partner of Condorcet, LP, an advisory and investment firm (since 2013)

Current public company boards

- HP
- Reliance Industries Limited

Prior public company boards

- Innocoll AG

Qualifications:
Prior Business and Other Experience

- Senior Partner, Booz & Company, a consulting company (May 2012–March 2013)
- Chief Executive Officer, Booz & Company (July 2008–May 2012)
- President of the Worldwide Commercial Business, Booz Allen Hamilton (February 2008–July 2008)
- Managing Director, Europe (2007–2008) and United Kingdom (2003–2007), Booz Allen Hamilton
- Faculty, University of Chicago Graduate School of Business

Other key qualifications

Mr. Banerji brings to the Board a strong understanding of the issues facing companies and governments in both emerging and mature markets around the world as the founder of Condorcet, LP, an advisory and investment firm focused on early and development stage technology companies, and through his two decades of work with Booz & Company. In particular, Mr. Banerji has valuable experience in addressing a variety of complex issues ranging from corporate strategy, organizational structure, governance, transformational change, operational performance improvement, and merger integration. During his career at Booz Allen Hamilton and Booz & Company, he has advised numerous companies on restructuring and M&A, particularly in mature industries.

Skills

Business and Management, Environmental and Social Responsibility, Finance and Capital Allocation, Human Capital Management, International Business and Affairs, Risk Management, Strategic Transactions; M&A, Strategy



Subra Suresh   Independent

Age: 67
Director since: 2015

HP Board Committees: Audit, Finance, Investment and Technology Committee

Current role

Professor-at-Large, Brown University & Vannevar Bush Professor Emeritus, Massachusetts Institute of Technology

Current public company boards

- HP
- Singapore Exchange Limited

Prior public company boards

- None

Qualifications:
Prior Business and Other Experience

- President Emeritus and Distinguished University Professor Emeritus, Nanyang Technological University (January 2018–December 2022)
- Senior Advisor, Temasek International Private Ltd. (September 2017–December 2021)
- President, Carnegie Mellon University, a global research university (July 2013–June 2017)
- Independent Director, Battelle Memorial Institute, Ohio, an international nonprofit that develops and commercializes technology and manages laboratories for government customers (2014–2017)
- Director, National Science Foundation, a federal agency charged with advancing science and engineering research and education (October 2010–March 2013)
- Dean and the Vannevar Bush Professor of Engineering, School of Engineering (2007–2010), and Professor (1993–2013), Massachusetts Institute of Technology

Other key qualifications

Dr. Suresh was awarded the National Medal of Science, the highest honor given by the USA to a scientist, by President Biden in October 2023. He holds the distinction of having been elected to all three branches of the U.S. National Academies (Engineering, Sciences and Medicine) in recognition of his considerable scientific and technical accomplishments across engineering, science, and biomedicine. Dr. Suresh's experience as the president of two prominent research universities and his experience leading new entrepreneurship and innovation bring the Board valuable insights with respect to strategic opportunities and a deep understanding of the organizational, scientific, and technological requirements of ongoing innovation.

Skills

Business and Management, Disruptive Innovation, Environmental and Social Responsibility, Finance and Capital Allocation, Government and Government Affairs, Human Capital Management, International Business and Affairs, Risk Management, Strategy, Technology, Cybersecurity and Science

How We Are Selected

Identifying and Evaluating Candidates for Director

The NGSR Committee uses a variety of methods for identifying and evaluating nominees for Director. The NGSR Committee, in consultation with the Chair, regularly assesses the appropriate size of the Board and candidates and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the NGSR Committee considers various potential candidates for Director. Candidates may come to the attention of the NGSR Committee through current Board members, professional search firms, stockholders or other persons. As part of the search process for each new director, the NGSR Committee actively seeks out diverse candidates to include in the pool from which director candidates are chosen. Identified candidates are evaluated at regular or special meetings of the NGSR Committee and may be considered at any point during the year. In the case of Mr. Meline, a third-party professional search firm identified him as a potential director nominee.

Director Nominees and Director Nominees' Experience and Qualifications

The Board annually reviews the desired skills and qualifications of Directors in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. The Board believes that its members should possess a variety of skills, professional experience, and backgrounds in order to effectively oversee our business. HP does not have formal refreshment mechanisms such as mandatory retirement age or term limits for directors; however, we actively monitor the tenure of our directors with a view that our average tenure should not exceed ten years and directors with greater than ten years of service should be closely evaluated. The Board believes that each Director should possess certain attributes, as reflected in the Board membership criteria described below.

Our Corporate Governance Guidelines contain the current Board membership criteria that apply to nominees recommended for a position on the Board. Under those criteria, Directors should:

- have the highest professional and personal ethics and values, consistent with our long-standing values and standards;

- have broad experience at the policy-making level in business, government, education, technology or public service;

- be committed to enhancing stockholder value and represent the interests of all of our stockholders; and

- have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience (which means that Directors' service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all Director duties).

In addition, the NGSR Committee takes into account a potential Director's ability to contribute to the diversity of background (such as race, gender, age and cultural background) and experience represented on the Board, and it reviews its effectiveness in balancing these considerations when assessing the composition of the Board. Although the Board uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees. Our Corporate Governance Guidelines can be found on our website at https://investor.hp.com/governance/governance-documents/default.aspx. In addition, our Bylaws require that to be qualified to serve as a Director and to be eligible to be a Director nominee, each Director and Director nominee:

- must not have been an officer or director of a company that is a competitor of HP within the prior three years; and

- must not be a named subject of a criminal proceeding (excluding traffic violations and other minor offenses) pending as of the date HP first mails the proxy materials that include the name of the nominee and, within the ten years preceding such date, must not have been convicted in such a criminal proceeding.

The Board believes that all the nominees named above are highly qualified and have the skills and experience required for effective service on the Board. All the nominees named above have indicated to us that they will be available to serve as Directors. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, if it decides to do so. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

There are no family relationships among our executive officers and Directors.

Annual Self-Evaluation

Annually, the Board and each Committee conduct a self-evaluation, overseen by the NGSR Committee.

Evaluation Process and Assessment

The NGSR Committee, working with the independent Chair, determines the process, scope and contents of the Board's annual self-evaluation. As part of this process, tailored questionnaires for the Board and each Committee are reviewed and approved by the independent Chair and the Chair of the NGSR Committee prior to the distribution to each of the Directors.

Topics include:

- Board and Committee roles, effectiveness, and topical focus
- Board and Committee composition and size
- Board oversight of strategic priorities and risk matters
- Access to management, experts and internal and external resources

Review and Discussion

Following completion of the questionnaires, the Chair of the NGSR Committee and independent Chair meet individually with each director to solicit individual feedback. The results of the Committee evaluations are shared with the Chairs of each Committee on an anonymized basis. The Chair of the NGSR Committee then provides the NGSR Committee and the Board with a summary of responses to the questionnaires. Separately, each Committee Chair additionally reviews the applicable Committee self-evaluation results with members of the relevant Committee.

Feedback Incorporated

Policies and practices are enhanced as a result of the self-evaluation results. Examples include enhancements to the Board's oversight of enterprise risk topics, enhancing Board engagement with top-talent, and enhancements to governance practices and procedures.

Stockholder Recommendations and Nominations

The policy of the NGSR Committee is to consider properly submitted stockholder recommendations of candidates for the Board. Following verification of the stockholder status of individuals proposing candidates, recommendations are considered collectively by the NGSR Committee at a regularly scheduled meeting. If any materials are provided by a stockholder in connection with the nomination of a Director candidate, such materials are forwarded to the NGSR Committee. In evaluating such nominations, the NGSR Committee seeks to achieve a balance of diverse knowledge, experience and capability on the Board. The NGSR Committee evaluates nominees recommended by stockholders using the same criteria it uses to evaluate all other candidates. Any stockholder recommendations submitted for consideration by the NGSR Committee should include verification of the stockholder status of the person submitting the recommendation and the recommended candidate's name and qualifications for Board membership and should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

In addition, our Bylaws permit stockholders to nominate Directors for consideration at an annual stockholder meeting and, under certain circumstances, to include their nominees in the HP proxy statement. For a description of the process for nominating Directors in accordance with our Bylaws, see "Questions and Answers—Voting Information."

How We Are Organized

Current Committee Memberships

Name	Audit	Finance, Investment and Technology	HR and Compensation	Nominating, Governance and Social Responsibility
Independent Directors				
Aida M. Alvarez			●	●
Shumeet Banerji*			●	●
Robert R. Bennett 🔍	●	●		
Chip Bergh			●	●
Bruce Broussard			●	●
Stacy Brown-Philpot 🔍	●			●
Stephanie A. Burns		●	■	
Mary Anne Citrino 🔍	■	●		
Richard L. Clemmer 🔍	●	■		
David Meline 🔍	●	●		
Judith "Jami" Miscik	●			●
Kim K.W. Rucker	●			■
Subra Suresh* 🔍	●	●		
Other Directors				
Enrique Lores				

 Member    Chair    Audit committee "financial expert"

*   Mr. Banerji and Dr. Suresh are not standing for re-election at this annual meeting. As a result, Mr. Banerji and Dr. Suresh will each step down from the Board and the size of the Board will be reduced to 12 directors, effective at the annual meeting.



Chair:

Mary Anne Citrino

Other members:

Robert R. Bennett
Stacy Brown-Philpot
Richard L. Clemmer
David Meline
Judith "Jami" Miscik
Kim K.W. Rucker
Subra Suresh*

Number of meetings: 11

We have an Audit Committee established in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee represents and assists the Board in fulfilling its responsibilities for overseeing our financial reporting processes and the audit of our financial statements.

* Dr. Suresh is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Audit Committee

Specific duties and responsibilities of the Audit Committee include, among other things:

Independent registered public accounting firm

- overseeing the appointment, compensation, retention, and performance of the independent registered public accounting firm and discussing with the independent registered public accounting firm its relationships with HP and its independence; and

- periodically considering whether there should be a regular rotation of the accounting firm in order to assure continuing independence.

Audit & non-audit services; financial statements; audit report

- reviewing and approving the scope of the independent registered public accounting firm's audit, audit-related services and related fees; and

- overseeing and reviewing our financial reporting processes and the audit of our financial statements, including the effectiveness of our financial reporting processes and functions.

Disclosure controls; internal controls & procedures; legal compliance

- overseeing and reviewing our disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information and earnings guidance;

- overseeing and reviewing the adequacy and effectiveness of HP's cybersecurity, information and technology security, and data protection programs, procedures, and policies; and

- overseeing compliance with legal and regulatory requirements.

Risk oversight and assessment

- overseeing and reviewing our significant strategic, enterprise and other risks (including significant risks or exposures relating to litigation and other proceedings and regulatory matters that may have a significant impact on our financial statements) and management's establishment of effective governance, programs, and processes to identify, assess, and mitigate such risks;

- reviewing key functional and business risk areas, including specific critical risks identified by our enterprise risk management program; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Ms. Citrino, Chair of the Audit Committee, and each of the other Audit Committee members (Mr. Bennett, Ms. Brown-Philpot, Mr. Clemmer, Mr. Meline, Ms. Miscik, Ms. Rucker and Dr. Suresh) are independent within the meaning of the New York Stock Exchange ("NYSE") and SEC standards of independence for directors and audit committee members and have satisfied the NYSE financial literacy requirements.

Audit Committee Financial Experts

The Board also determined that each of Mr. Bennett, Ms. Brown-Philpot, Ms. Citrino, Mr. Clemmer, Mr. Meline and Dr. Suresh is an "audit committee financial expert" as defined by SEC rules.

The report of the Audit Committee is included on pages 47-48.



Chair:

Richard L. Clemmer

Other members:

Robert R. Bennett
Stephanie A. Burns
Mary Anne Citrino
David Meline
Subra Suresh*

Number of meetings: 6

The FIT Committee provides oversight of the finance and investment functions of HP.

* Dr. Suresh is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Finance, Investment and Technology Committee

The Finance, Investment and Technology ("FIT") Committee's responsibilities and duties include, among other things:

Treasury matters

- reviewing or overseeing significant treasury matters such as capital structure and capital allocation strategy, derivative policy, global liquidity, fixed income investments, borrowings and credit facilities, debt issuances and redemptions, currency exposure, dividend policy, share issuances and repurchases, employee benefit fund matters and plan performance, and capital spending.

M&A transactions & strategic alliances

- overseeing and periodically reviewing with management, significant mergers, acquisitions, divestitures, joint ventures, strategic equity investments or other minority investments, strategic alliances, or similar transactions ("Strategic Transactions"); and
- overseeing our integration planning and execution and the financial results of such transactions after integration.

Capital allocation

- reviewing and overseeing capital investing decisions, capital structure, and the allocation of free cash flow; and
- reviewing and overseeing the execution of HP's strategic plans and capital allocation strategies.

Technology strategies & guidance

- overseeing and periodically reviewing with management, the scope, direction, quality, incubation of, and investment levels in, our technology, and execution of our technology strategies; and
- overseeing and periodically reviewing with management, technology management related to Strategic Transactions and other transactions, including HP's or a third-party's technology or intellectual property as it may pertain to, among other things, Strategic Transactions, market entry and exit, new business divisions and spin-offs, R&D investments, and key competitor and partnership strategies.

Risk oversight and assessment

- overseeing the execution of derivatives and financial risk hedging strategy;
- assessing risk and return of financial investments and managing risk levels in the deployment of capital;
- reviewing acquisition and integration risks associated with M&A transactions and strategic alliances; and
- reviewing other risks relating to the matters described above and management's approach to addressing these risks.



Chair:

Kim K.W. Rucker

Other members:

Aida M. Alvarez
Shumeet Banerji*
Chip Bergh
Bruce Broussard
Stacy Brown-Philpot
Judith "Jami" Miscik

Number of meetings: 5

The NGSR Committee oversees and represents and assists the Board (and management, as applicable) in fulfilling its responsibilities relating to our corporate governance, Director nominations and elections, HP's policies and programs relating to global citizenship and other legal, regulatory and compliance matters relating to current and emerging political, environmental, global citizenship and public policy trends.

* Mr. Banerji is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

Nominating, Governance and Social Responsibility Committee

Specific duties and responsibilities of the NGSR Committee include, among other things:

Board matters

- establishing criteria for Board membership, identifying individuals qualified to serve as directors, and recommending to the Board candidates to be elected or nominated for election as directors, as well as director succession planning;

- overseeing and reviewing the size, composition, operation, and calendar of the Board and recommending assignments of Directors to Board committees and chairs of Board committees; and

- periodically reviewing the Board's leadership structure, recommending changes to the Board as appropriate.

HP governing documents & corporate governance guidelines & other policies

- overseeing and reviewing our governance practices, including our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and related policies, governance structures, and director-led engagements with HP's stakeholders concerning such matters.

ESG matters

- overseeing significant strategies, policies, positions, and goals relating to global citizenship, sustainability, climate change, human rights, and digital equity, as well as the impact of HP's operations on employees, customers, suppliers, partners, and communities worldwide;

- reviewing HP's annual "Sustainable Impact Report," which addresses HP's supply chain and environment and sustainability performance; and

- overseeing the policies and programs relating to, and the way HP conducts, its government relations activities.

Risk oversight and assessment

- identifying, evaluating, and monitoring social, political, and environmental trends, issues, concerns, and risks;

- monitoring legislative proposals and regulatory developments that could significantly affect the public affairs of HP; and

- reviewing other risks relating to the matters described above and management's approach to addressing these risks.

The Board determined that Ms. Rucker, who serves as Chair of the NGSR Committee, and each of the other NGSR Committee members (Ms. Alvarez, Mr. Banerji, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot and Ms. Miscik) are independent within the meaning of the NYSE director independence standards.



Chair:

Stephanie A. Burns

Other members:

Aida M. Alvarez
Shumeet Banerji*
Chip Bergh
Bruce Broussard

Number of meetings: 5

The HRC Committee discharges the Board's responsibilities related to the compensation of our executives and Directors and provides general oversight of our compensation structure, including our equity compensation plans and benefits programs.

* Mr. Banerji is not standing for re-election at the annual meeting and will step down from the Board, effective at the annual meeting.

HR and Compensation Committee

Specific duties and responsibilities of the HRC Committee include, among other things:

Executive compensation philosophy, peer group, design, & performance reviews

- reviewing the overall compensation philosophy and strategy with respect to HP's executive officers and reviewing and approving short-term and long-term incentive plan design, structure and goals;
- conducting annual performance evaluation of the CEO and recommending all elements of the CEO's compensation to the independent members of the Board for their review and approval; and
- reviewing and approving goals and objectives relevant to other executive officer compensation, evaluating performance based on evaluations undertaken by the CEO and reviewed by the HRC Committee and determining their compensation in accordance with those goals and objectives.

Other compensation & employee benefit plans

- overseeing and monitoring the effectiveness of non-equity-based benefit plan offerings, including but not limited to non-qualified deferred compensation, fringe benefits, and perquisites and approving any material new employee benefit plan or change to an existing plan.

Director compensation

- overseeing compensation policies and practices for service on the Board and its committees and recommending to the Board any changes to director compensation.

Executive succession planning & leadership development

- reviewing senior management selection, recommending the appointment of corporate officers to the Board for approval, overseeing succession planning and leadership development, including guiding the CEO succession planning process in partnership with the Chairman and full Board.

People processes and culture, including diversity, equity and inclusion

- reviewing employee engagement and cultural initiatives including key training and development programs, Diversity, Equity and Inclusion (DEI) programs and results of the annual employee engagement survey; and
- monitoring the key health metrics to evaluate the workforce including workforce diversity, equity and inclusion, pay equity, attrition and retention, talent and learning, employee engagement, key hires, and restructuring.

Risk oversight and assessment

- assessing whether HP's overall human resources and compensation structures, policies, programs, and practices establish appropriate incentives and leadership development opportunities for management and other employees, and confirming they do not encourage improper risk taking.

The Board determined that Dr. Burns, who serves as Chair of the HRC Committee, and each of the other HRC Committee members (Ms. Alvarez, Mr. Banerji, Mr. Bergh and Mr. Broussard) are independent within the meaning of the NYSE standards of independence for directors and compensation committee members.

About our Corporate Governance

Governance Practices

HP has a history of strong corporate governance and we have always led by example, adopting changes in line with our commitment to the highest standards of governance. The following examples highlight some of the key features of our corporate governance policies and practices, including updates we have recently made to strengthen our policies and practices:

- Independent Board Chair
- Supermajority of independent directors
- Reasonable average director tenure
- Annual election of directors
- Majority vote for directors in uncontested elections
- Committee memberships limited to independent directors
- Executive sessions of non-employee directors

- Annual Board and committee self-evaluations
- Strong Director and officer stock ownership guidelines
- Director-shareholder engagement program
- One share, one vote
- Stockholder right to call a special meeting (15% threshold)
- Stockholder right to proxy access (3% threshold for 3 years)
- No poison pill

Board Leadership Structure

The Board periodically evaluates its leadership structure, taking into account the evolving needs of the business and the interests of HP's stockholders. The Board believes that it is in the best interests of the Company and its stockholders to currently separate the Chair of the Board and Chief Executive Officer roles and for our Chair to be independent. Mr. Bergh serves as our independent Chair of the Board. The Board believes that Mr. Bergh is well suited to serve as Chair and provide constructive, independent and informed guidance and oversight to management given his significant managerial, operational and global experience. Our Board believes that our current structure, with an independent Chair who is well-versed in the needs of a complex business and has strong, well-defined governance duties, gives our Board a strong leadership and corporate governance structure that best serves the needs of HP and its stockholders. The Board also believes that this structure enables Mr. Lores to focus his attention on our business strategy and operations. The Board will continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate to HP and its future needs.



Chip Bergh

Independent Chair

The independent Chair has the following responsibilities:

- oversees the planning of the annual Board calendar;
- in consultation with the CEO and the other Directors, schedules, approves and sets the agenda for meetings of the Board and chairs and leads the discussion at such meetings;
- chairs HP's annual meeting of stockholders;
- is available in appropriate circumstances to speak on behalf of the Board and for consultation and direct communication with stockholders;
- provides guidance and oversight to management;
- helps with the formulation and implementation of HP's strategic plan;
- serves as the Board liaison to management;
- has the authority to call meetings of the independent Directors and schedules, sets the agenda for, and presides at executive sessions of the independent Directors;
- approves information sent to the Board;
- reviews/is consulted in preparing agendas for committee meetings;
- works with the HRC Committee to coordinate the annual performance evaluation of the CEO;
- works with the NGSR Committee to oversee the Board and committee evaluations; and
- performs such other functions and responsibilities as set forth in the Corporate Governance Guidelines or as requested by the Board from time to time.

Executive Sessions

During fiscal 2023, the Directors regularly met in executive session, including executive sessions of only the independent Directors. Throughout fiscal 2023, Mr. Bergh served as independent Chair. As such, Mr. Bergh scheduled and chaired each executive session held during fiscal 2023. Any independent Director may request that an additional executive session be scheduled. Board Committees also have regular executive sessions without management present.

Meeting Attendance

During fiscal 2023, the Board held seven meetings, all of which included executive sessions. During fiscal 2023, we had the following four standing committees, which held the number of meetings indicated in parentheses during fiscal 2023: Audit Committee (11); FIT Committee (6); HRC Committee (5); and NGSR Committee (5). All the committee charters are available on our investor relations website at https://investor.hp.com/governance/governance-documents/default.aspx. Each incumbent Director serving during fiscal 2023 attended at least 75% of the aggregate of all Board and applicable committee meetings held during the period that he or she served as a Director.

Directors are encouraged to participate in our annual meeting of stockholders. Nine of our thirteen then-serving Directors attended our last annual meeting, held on April 24, 2023.

Director Independence

Our Corporate Governance Guidelines, which are available on our website at https://investor.hp.com/governance/governance-documents/default.aspx, provide that a substantial majority of the Board will consist of independent Directors and that the Board can include no more than three Directors who are not independent Directors. The independence standards can be found as Exhibit A to our Corporate Governance Guidelines. Our Director independence standards are consistent with, and in some respects more stringent than, the NYSE director independence standards. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing and SEC standards and each member of the HRC Committee meets the heightened independence standards required for compensation committee members under the applicable listing and SEC standards.

Under our Corporate Governance Guidelines, a Director will not be considered independent in the following circumstances:

- The Director is, or has been within the last three years, an employee of HP, or an immediate family member of the Director is, or has been within the last three years, an executive officer of HP.

- The Director has been employed as an executive officer of HP or affiliates within the last five years.

- The Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from HP, other than compensation for Board service, compensation received by a Director's immediate family member for service as a non-executive employee of HP, and pension or other forms of deferred compensation for prior service with HP that is not contingent on continued service.

- (A) The Director or an immediate family member is a current partner of the firm that is HP's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and who personally worked on HP's audit; or (D) the Director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on HP's audit within that time.

- The Director or an immediate family member is, or has been in the past three years, employed as an executive officer of another company where any of HP's present executive officers at the same time serves or has served on that company's compensation committee.

- The Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, HP for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues for such company's last completed fiscal year.

- The Director is affiliated with a charitable organization that receives significant contributions from HP.

- The Director has a personal services contract with HP or an executive officer of HP.

For these purposes, an "immediate family" member includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares the Director's home.

In determining independence, the Board reviews whether Directors have any material relationship with HP. An independent Director must not have any material relationship with HP, either directly or as a partner, stockholder or officer of an organization that has a relationship with HP, nor any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. In assessing the materiality of a Director's relationship to HP, the Board considers all relevant facts and circumstances, including consideration of the issues from the Director's standpoint and from the perspective of the persons or organizations with which the Director has an affiliation, and is guided by the standards set forth above.

In making its independence determinations, the Board considered transactions occurring since the beginning of fiscal 2021 between HP and entities associated with the independent Directors or their immediate family members. The Board considered that Mr. Bergh and Mr. Broussard are employed by organizations that did business with HP at some time during the last three fiscal years. The amount received by HP or such other organization in each of the last three fiscal years did not exceed the greater of $1 million or 2% of either HP's or such organization's consolidated gross revenues. Additionally, the Board also considered that Mr. Banerji, Mr. Bennett, Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Mr. Meline, Ms. Miscik and Ms. Rucker, or one of their immediate family members, is a non-employee director, trustee or advisory board member of another organization that did business with HP at some time during the last three fiscal years. These business relationships were as a supplier or purchaser of goods or services in the ordinary course of business.

As a result of this review, the Board has determined the transactions described above would not interfere with the Director's exercise of independent judgment in carrying out the responsibilities of a Director. The Board has also determined that, with the exception of Mr. Lores, (i) each of HP's remaining Directors, including Ms. Alvarez, Mr. Banerji, Mr. Bennett, Mr. Bergh, Mr. Broussard, Ms. Brown-Philpot, Dr. Burns, Ms. Citrino, Mr. Clemmer, Mr. Meline, Ms. Miscik, Ms. Rucker and Dr. Suresh, and (ii) each of the members of the Audit Committee, the HRC Committee and the NGSR Committee, has (or had) no material relationship with HP (either directly or as a partner, stockholder or officer of an organization that has a relationship with HP) and is (or was) independent within the meaning of the NYSE and our Director independence standards. The Board has determined that Mr. Lores is not independent because of his status as our current President and CEO.

Overboarding Policy

Our Corporate Governance Guidelines provide that a Director's service on other boards of public companies should be limited to a number that permits the Director, given his or her individual circumstances, to perform responsibly all director duties. Further, our Bylaws provide that this service may not exceed five public company boards in total, including HP. To help the Board monitor compliance with these requirements set forth in our Corporate Governance Guidelines and Bylaws, Directors are required to obtain approval from the NGSR Committee prior to agreeing to stand for election to outside, for-profit boards. Throughout the year, we also monitor our Directors' time commitments and in considering whether to nominate each Director nominee for election at the annual meeting, the NGSR Committee and the Board took into account each Director's public company leadership positions and other outside commitments and determined that all of our Director nominees are able to perform responsibly all director duties. We review our overboarding policy as part of our annual review of our Corporate Governance Guidelines. We also review the overboarding policies of our institutional investors on an ongoing basis and discuss such policies during investor engagements.

Board Operations

Board Leadership

Chair









Chip Bergh

Other members:

Aida M. Alvarez
Shumeet Banerji*
Robert R. Bennett
Bruce Broussard
Stacy Brown-Philpot
Stephanie A. Burns
Mary Anne Citrino
Richard L. Clemmer
Enrique Lores
David Meline
Judith "Jami" Miscik
Kim K.W. Rucker
Subra Suresh*

Seven meetings in fiscal 2023



Committee Chairs

Mary Anne Citrino
Audit





Richard L. Clemmer
Finance, Investment and Technology



Stephanie A. Burns
HR and Compensation

Kim K.W. Rucker
Nominating, Governance and Social Responsibility

2023 areas of focus

- Corporate strategy, including mergers and acquisitions
- Core and growth businesses
- Enterprise risk management
- Artificial intelligence
- Macroeconomic, geopolitical and regulatory landscape
- Supply chain resiliency
- Cybersecurity
- Diversity, equity and inclusion
- Sustainable Impact and ESG goals and performance
- Capital allocation, the Future Ready Transformation Plan, restructuring and long-term financial plan
- Talent review, succession planning, and human capital management
- Board refreshment

* Mr. Banerji and Dr. Suresh are not standing for re-election at the annual meeting and each will step down from the Board, effective at the annual meeting.

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing management's establishment and execution of HP's strategy and the associated risks. The full Board oversees strategy and strategic risk through constructive engagement with management. The diverse mix of highly relevant and complementary skills, experiences and backgrounds our directors possess helps facilitate strong oversight of HP's management and HP's strategy to advance, disrupt and transform. At least annually, management reviews with the Board HP's overall corporate strategy and key commercial and strategic risks and the Board provides input to management. Throughout the year, the Board reviews HP's progress against its strategic plan. In addition, throughout the year, the Board reviews specific strategic initiatives and provides additional oversight.

Board Oversight of Risk

The Board, with the assistance of its committees, reviews and oversees our enterprise risk management ("ERM") program, which is designed to enable effective and efficient identification of, and management's visibility into, critical enterprise risks. It also facilitates the incorporation of risk considerations into decision making. The ERM program was established to clearly define risk management roles and responsibilities, bring together senior management to discuss risk, promote visibility and constructive dialogue around risk at the senior management and Board levels and facilitate appropriate risk response strategies. Under the ERM program, management develops a holistic portfolio of our enterprise risks by facilitating business and function risk assessments, performing targeted risk assessments and incorporating information regarding specific categories of risk gathered from various internal HP organizations. Management then develops risk response plans for risks categorized as needing management focus and response and monitors other identified risk focus areas.

Management provides regular reports on the risk portfolio and risk response efforts to senior management, and to the Board and its committees as appropriate. The Board and the committees of the Board may also receive reports from external advisors such as outside counsel and industry experts to further understand critical risk areas.

The Board also considers specific risk topics in connection with this process. For example, information and technology security is a critical part of our risk management program. HP has a dedicated Chief Information Security Officer ("CISO"), whose team is responsible for leading HP's information and technology security policies, standards, and processes. Additionally, HP employees and contractors are required to complete trainings that cover security and privacy best practices and company policies. The Board regularly receives updates from management regarding our information and technology security program and the CISO regularly provides reports directly to the Board or the Audit Committee on these matters.

The Board oversees management's implementation of the ERM program, including reviewing our enterprise risks and evaluating management's approach to addressing identified risks. The Audit Committee has general oversight and the other Board committees contribute to the oversight and management of risks, and supplement the ERM program, within their respective areas of responsibility, as follows:

Board
- Stays informed of risk profile and provides overall oversight and governance
- Considers risk in connection with strategic planning and other matters

Audit	Finance, Investment and Technology	HR and Compensation	Nominating, Governance and Social Responsibility
- Financial reporting and processes - Selection and performance of independent auditor - Audit and non-audit services - Internal and disclosure controls and procedures - Internal audit staffing and performance - Cybersecurity, information and technology security, and data protection - Risk assessment and management	- Treasury policy and operations - Liquidity - Capital allocation, investment, and shareholder return - Mergers and acquisitions - Growth and technology strategies - Risk assessment and management	- HR policy - Executive and director compensation - CEO and executive succession planning - Talent and leadership development - Diversity, equity and inclusion - Risk assessment and management	- Governance policies and practices - Board composition and tenure - Director recruiting - Public policy and government relations - Sustainability impact and social responsibility - Risk assessment and management

HP Management

HP Management advises the Board and its Committees of key risks and the status of ongoing efforts to address these risks

Spotlight on Board Oversight of ESG

The Board and its committees actively oversee HP's Sustainable Impact strategy and related risks. Below we have included an update on our Board's involvement in our Environmental, Social and Governance ("ESG") efforts.

In many cases, committees will be the first level of oversight, although certain matters may be handled by the Board directly, or following initial review by a committee. The Board has ultimate oversight of ESG and Sustainable Impact strategy, risks and opportunities.



Climate Action

The NGSR Committee oversees HP's progress on ESG policies and programs as well as risk and opportunities (shared with Audit Committee), especially for climate and environment. The Board receives regular updates on our progress toward our sustainable impact targets.



Human Rights

The NGSR Committee is responsible for oversight of human rights as well as the impact of HP's operations on employees, customers, suppliers, partners and communities worldwide. The HRC Committee monitors policies and programs with respect to human capital management, workforce diversity, equity, and inclusion, equal employment opportunity, and pay equity.



Digital Equity

The Board and its committees provide input on broad-based strategies to accelerate digital equity and for corporate giving, including financial funding and employee engagement.

Our Approach to ESG

Climate Action


Carbon emissions
Circularity
Forests

Addressing Our Footprint

With a focus on carbon emissions, circularity, and forests, HP is taking a holistic approach to addressing climate change.

We are working to reduce climate impacts across our entire value chain, which includes our supply chain, our own operations, and customer use of our products and services. For example, with respect to carbon emissions, our goal is to achieve net zero greenhouse gas (GHG) emissions by 2040, with an interim goal to reduce our absolute value chain emissions 50%, compared to 2019 levels, by 2030. This target is in line with the latest climate science and the 1.5°C reduction pathways called for by the Paris Agreement.

Our goal is to achieve net zero greenhouse gas (GHG) emissions by 2040

Human Rights


Empowered workers
Culture of inclusion and belonging
Social justice, racial and gender equity

Driving Impact Through Our Supply Chain

We work to improve labor conditions within supplier factories, tackle industry-wide challenges such as forced labor and conflict minerals, and build essential worker and management skills and capabilities.

We engage with suppliers in a wide range of ways to promote responsibility, including social and environmental assessments and on-site audits.

We are aiming to reach one million workers by 2030 through worker empowerment programs that will go above and beyond the typical risk management approach to seek positive changes through training and personal development.

In addition, for information about diversity, equity and inclusion at HP, please refer to "Our Approach to Human Capital Management."

We are aiming to reach one million workers by 2030 through worker empowerment programs

Digital Equity


Education
Healthcare
Economic opportunity

Accelerating Digital Equity

The digital divide is the economic, educational and social inequalities that exist between those that have access to the hardware, connectivity, quality and relevant content, and digital literacy—and those who do not. Digital equity is the path for everyone, everywhere to have equal access to education, healthcare and economic opportunity. We believe digital equity will be achieved when every person has equitable and inclusive access to skills and knowledge, services and opportunities in the digital economy.

Our goal is to accelerate digital equity for 150 million people by 2030 through one or more of these key elements: hardware (e.g., laptop or printer), connectivity (e.g., access to the Internet), quality, relevant content (e.g., learning materials), and digital literacy (e.g., skills to use the technology). Our work contributes to the UN Sustainable Development Goals and focuses on four communities that are most likely to experience the digital divide: women and girls, people with disabilities (including aging populations), historically excluded and marginalized communities, and educators and practitioners.

Our goal is to accelerate digital equity for 150 million people by 2030

For more information on our sustainability goals, programs, and performance, we refer you to our annual Sustainable Impact Report, available on our website (which is not incorporated by reference herein).

Our Approach to Human Capital Management

We employ about 58,000 employees in 59 countries. Together, they power our innovation by applying their diverse skills and perspectives to create transformative solutions for our partners and customers worldwide. Our aim is to attract and retain exceptional talent by providing engaging work experiences that help our employees thrive. We promote ongoing learning and development, offer comprehensive compensation and benefits, and focus on health, safety, and well-being to set employees up to do their best work and achieve their career aspirations. To deliver on these priorities, our senior leaders are accountable for meeting management by objective ("MBO") goals for employee engagement, diversity and inclusion, and leadership development.

The Board's Role in Human Capital Management

Our Board, through the HRC Committee, oversees HP's key human capital management strategies and programs and is responsible for, among other things:

- reviewing employee engagement, talent, and cultural initiatives including key training and development programs, diversity, equity and inclusion programs, leadership succession, and results of the annual employee engagement survey; and

- monitoring key workforce health metrics including workforce diversity, key hires, turnover and retention and restructuring.

Management regularly updates the Board and the HRC Committee on the status of such initiatives and programs.

Employee Engagement

We regularly collect feedback from employees to better understand and improve their workplace experiences and to identify ways to strengthen our culture. In fiscal year 2023, 91% of employees participated in our annual survey, and we continued to see strong overall engagement, exceeding top quartile benchmarks for most of the external comparisons we track. We saw similar strength on our internal inclusion index, and employees demonstrated their engagement by providing a high volume of written comments in this year's survey. Beyond the annual survey, we regularly seek out employee feedback through a variety of pulse polls and take action to address their ideas, suggestions, and concerns.

Talent and Learning

We have a multi-faceted talent, learning, and skill-development strategy. First, we emphasize diversity of backgrounds, experience, and perspectives in our senior talent pipeline, and invest in targeted approaches such as leadership assessments, external education opportunities, coaching, job rotations, and immersive, experiential learning to ensure our executives are equipped to lead HP, both now and in the future. We also support emerging, technical, and underrepresented talent through an extensive portfolio of internal and external development programs designed to accelerate their career growth. Additionally, we prepare new people managers with a development experience designed, among other things, to build coaching skills and champion inclusion.

We are also committed to the continuous growth of employees. We provide enterprise-wide skill development solutions and resources that focus on the critical skills all employees need to perform at their best in their jobs today and in the future. In partnership with industry thought partners and internal experts, HP offers learning opportunities in key areas such as software development, artificial intelligence, data science, product management, communications, change agility, and strategic thinking. HP prioritizes skill development experiences that accommodate employee-specific needs and demanding schedules, with an emphasis on learning that drives immediate application and measurable behavior change.

In addition to skill development resources, HP also offers formal education assistance through our Degree Assistance Program which provides employees with the opportunity to participate in higher academic education.

In fiscal year 2023, 99% of employees participated in learning and development sponsored by HP, completing an estimated average of 32 hours per person. The 2023 annual employee engagement survey revealed that 83% of employees felt HP actively supported their learning and development, with 82% believing that they are given a real opportunity to improve their skills at HP. Finally, HP encourages ongoing collaboration between people managers and employees to create personalized plans that accelerate skill development and prepare employees for additional opportunities. Our data show that 80% of employees have specific development actions they are working on in collaboration with their managers.

Diversity, Equity and Inclusion (DEI)

We strive to create an inclusive, equitable workplace where everyone can bring their authentic selves to work and reach their full potential. This commitment is at the heart of our innovation model, where people with diverse perspectives, backgrounds, knowledge, and experiences collaborate to create breakthrough technologies and deliver valued solutions to our customers.

Our commitment to DEI starts at the top with a highly knowledgeable, skilled, and diverse Board. We are also among the top technology companies for women in executive positions. Globally, women hold 32.7% of HP's full-time leadership positions. We are committed to improving representation of women at HP overall, with a focus on leadership and technical roles worldwide.

We also strive to ensure equal opportunities and access for employees from underrepresented groups. For example in fiscal year 2023, 45% of our external U.S. hires were racially or ethnically diverse. We continue to work on removing barriers for underrepresented employees, providing internal programs and development opportunities as well as training for managers on inclusive leadership.

For more information on DEI at HP, including a link to our EEO-1 Report, please visit https://www.hp.com/us-en/hp-information/about-hp/diversity.html (which is not incorporated by reference herein).



Pay Equity

People should be paid equitably for what they do and how they do it, regardless of their gender, race, or other protected characteristics. We benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role, experience, skills, and performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to make sure our pay is fair and equitable.

For the past seven years, we have reviewed employees' compensation with the support of independent third-party experts to ensure consistent pay practices. In fiscal year 2023, we expanded our annual pay equity assessment to include 17 countries with our largest employee populations, representing approximately 85% of our global workforce. The independent analysis did not reveal any systemic issues and we addressed areas of potential concern as part of our off-cycle compensation process.

Health, Safety and Wellness

The holistic wellbeing of our employees is vital to HP's success. Our environmental, health, and safety leadership team uses our global injury and illness reporting system to assess worldwide and regional trends as a part of quarterly reviews. We continue to focus on reducing and effectively managing risks at HP-owned and partner-owned manufacturing facilities, and injury rates continue to be low.

We sponsor a global wellness program designed to enhance wellbeing for all HP employees. Throughout the year, we encourage healthy behaviors across our five pillars of wellness—physical, financial, emotional, life balance, and social/community—through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. In addition to our regular annual wellbeing programs, we provide specialized programs and campaigns in line with employee needs at the time. Our campaign this year, "Better Me in '23," encouraged employees to prioritize themselves and their wellbeing by using mindfulness apps, targeted mental health support, individual assessments, physical and expanded financial wellbeing programs.

Hybrid Work Strategy

We continue to embrace hybrid ways of working, consistent with flexible working guidelines we adopted in July 2021. At HP, hybrid work balances workplace flexibility with time working together to collaborate and connect in person at our sites. Our goal is to provide the ability to work seamlessly across a diverse ecosystem of workplaces, enabled by enhanced tools and technology designed to optimize productivity and collaboration.

We are testing different approaches to making hybrid work effective at multiple pilot sites globally, seeking feedback from HP employees on how best to support them in new ways of working. Overall, we aim to preserve the flexibility offered by hybrid work arrangements while offering our employees a healthy, supportive, and inclusive environment that supports their development, provides connection, and propels team and individual performance.

Compensation Risk Assessment

Semler Brossy Consulting Group ("Semler Brossy"), independent compensation consultant to the HRC Committee, conducted an annual risk assessment of our fiscal 2023 executive compensation program as well as incentive and commission arrangements below the executive level. In addition, management separately reviewed the administration and controls for incentive plans below the executive level.

Based on these reviews, the HRC Committee concluded that our compensation program does not create risks that are reasonably likely to have a material adverse effect on HP, and that our program reflects a balance in design, policies, management controls, and HRC Committee oversight that is consistent with market "best-practice" for mitigating potential compensation-related risk.

Code of Conduct

We maintain a code of business conduct and ethics for Directors, officers and employees known as Integrity at HP, which is available on our website at https://investor.hp.com/governance/integrity-at-hp/default.aspx. If the Board grants any waivers from Integrity at HP to any of our Directors or executive officers, or if we amend Integrity at HP, we will, if required, disclose these matters via updates to our website on a timely basis. In June 2023, the Board received its annual ethics training.

Stockholder Engagement

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Over the past year, the Board engaged with stockholders, including seeking and encouraging feedback from stockholders about our corporate governance practices by conducting stockholder outreach and engagement throughout the year.

Engagement

Our annual director stockholder outreach program

In fiscal 2024, prior to the filing of the proxy statement, we conducted our annual outreach regarding our governance profile.

Who participated

- Chair of the Board
- Chair of the HRC Committee
- Chair of the NGSR Committee
- Other members of the Board
- Senior Management
- Investor Relations
- Subject Matter Experts

How we engage

- One-on-one meetings
- Written and electronic communications

Other ways we engage

- Quarterly earnings calls
- Industry presentations and conference
- Company-hosted events and presentations
- Securities analyst meeting

Who we engaged
Fiscal 2023 - Annual Outreach

~40%

of our outstanding stock during fiscal 2023, as well as with proxy advisor firms.

Fiscal 2024 - Governance Profile Outreach

~30%

of our outstanding stock.

Topics discussed

 **Strategy and Business Performance** — Our strategic focus on strengthening the core, accelerating our growth businesses, driving digital transformation, and driving long-term value creation

 **Governance Practices** — Board composition, diversity and oversight and governance practices

 **Executive Compensation** — Structure of executive compensation programs and focus on diversity, inclusion, talent development and culture

 **ESG & Sustainable Impact** — Sustainable Impact strategy, human capital management, pay equity and diversity and inclusion

Other Ways HP Communicates with Stockholders



November 2022
- Q4 2022 HP Inc. Earnings Conference Call
- Credit Suisse Tech Conference

January 2023
- JP Morgan Tech Forum at CES

April 2023
- HP Inc. Annual Stockholder Meeting

June 2023
- Bernstein Strategic Decisions Conference
- Bank of America Global Tech Conference

September 2023
- Goldman Sachs Tech Conference

December 2022
- Wells Fargo TMT Summit
- UBS Global TMT Conference

February 2023
- Q1 2023 HP Inc. Earnings Conference Call

March 2023
- Morgan Stanley TMT Conference
- Bank of America Asia Pacific TMT

May 2023
- Q2 2023 HP Inc. Earnings Conference Call

August 2023
- HP Inc. Sustainable Impact Report Webcast
- Q3 2023 HP Inc. Earnings Conference Call

October 2023
- HP Inc. 2023 Securities Analyst Meeting

Communications with the Board

Stockholders and other interested parties can contact the Board by email at bod@hp.com or by mail at the HP Board of Directors, 1501 Page Mill Road, Palo Alto, California 94304.

All Directors have access to this correspondence. In accordance with instructions from the Board, the Secretary to the Board reviews all correspondence, organizes the communications for review by the Board and posts communications to the full Board or to individual Directors, as appropriate. Our independent Directors have requested that certain items that are unrelated to the Board's duties, such as spam, junk mail, mass mailings, solicitations, resumes and job inquiries, not be posted. Communications that are intended specifically for the Chair of the Board, other independent Directors, or the non-employee Directors should be sent to the e-mail address or street address noted above, to the attention of the Chair of the Board.

Related-Person Transactions Policies and Procedures

Related-person Transactions Policy

We have adopted a written policy for approval of transactions between us and our non-employee Directors, Director nominees, executive officers, beneficial owners of more than 5% of HP's stock, and their respective immediate family members where (i) the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year and (ii) such related person has, or will have, a direct or indirect material interest in such transaction.

The policy provides that the NGSR Committee reviews transactions subject to the policy and decides whether to approve those transactions, subject to the standing pre-approvals discussed below. In doing so, the NGSR Committee determines whether the transaction is not inconsistent with the interests of HP and its stockholders. In making that determination, the NGSR Committee considers, among other factors it deems appropriate:

- the extent of the related-person's interest in the transaction;

- whether the transaction is on terms generally available to an unaffiliated third party under the same or similar circumstances;

- the benefits to HP;

- the impact or potential impact on a Director's independence in the event the related-person is a Director, an immediate family member of a Director or an entity in which a Director is a partner, 10% stockholder or executive officer;

- the availability of other sources for comparable products or services; and

- the terms of the transaction.

The NGSR Committee has delegated authority to the Chair of the NGSR Committee to pre-approve transactions where the aggregate amount involved is expected to be less than $1 million.

A summary of any new transactions pre-approved by the Chair is provided to the full NGSR Committee for its review at each of the NGSR Committee's regularly scheduled meetings.

The NGSR Committee has adopted standing pre-approvals under the policy for limited transactions with related-persons. Pre-approved transactions include:

- compensation of executive officers that is excluded from reporting under SEC rules where the HRC Committee approved (or recommended that the Board approve) such compensation;

- non-employee Director compensation;

- transactions with another company with a value that does not exceed the greater of $1 million or 2% of the other company's annual revenues, where the related-person has an interest only as an employee (other than executive officer), Director or beneficial holder of less than 10% of the other company's shares;

- contributions to a charity in an amount that does not exceed the greater of $1 million or 2% of the charity's annual receipts, where the related person has an interest only as an employee (other than executive officer) or non-employee Director;

- transactions where all stockholders receive proportional benefits; and

- transactions with another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of HP's common stock and ownership of a non-controlling interest in the other publicly traded company.

A summary of new transactions covered by the standing pre-approvals relating to other companies (as described above) is provided to the NGSR Committee for its review in connection with that committee's regularly scheduled meetings.

Fiscal 2023 Related-Person Transactions

We enter into commercial transactions in the ordinary course of our business with organizations for which our executive officers or non-employee Directors, or one of their respective immediate family members, serve as non-employee Directors and/or employees, as well as with entities affiliated with beneficial owners of more than 5% of HP's stock. We do not believe that any of our executive officers, directors, or 5% beneficial owners (or any of their respective immediate family members) had a direct or indirect material interest in such commercial transactions.

How We Are Compensated

Director Compensation and Stock Ownership Guidelines

Non-employee Director compensation is determined annually by the independent members of the Board acting on the recommendation of the HRC Committee. In formulating its recommendation, the HRC Committee considers market data for our peer group and input from the independent compensation consultant retained by the HRC Committee. Our non-employee Director compensation program was reviewed in 2023 for changes and the HRC Committee determined that it was competitive with similar programs maintained by our peers and decided not to make any additional changes. Mr. Lores, as an employee of the Company, does not receive any separate compensation for his HP Board service.

Each non-employee Director receives an annual cash retainer that begins on or around the date of the annual meeting, when non-employee Directors stand for election, and ends on or around the day prior to the next annual meeting (each a "Board Year"). For the 2023 Board Year, which began March 1, 2023, each non-employee Director was initially entitled to receive an annual cash retainer of $105,000.

Each non-employee Director also received an annual equity retainer of $220,000 for service during the 2023 Board Year, with grants occurring the date of the annual meeting. Equity grants to non-employee Directors are intended to strengthen alignment with stockholder interests and to reinforce a long-term ownership view of the Company and its value. Retention is not the focus of equity grants for non-employee Directors, which is why such equity grants are not subject to service-related vesting.

The Chair receives an additional $200,000 annual cash retainer in recognition of the greater duties that the position requires.

In addition to the regular annual cash and equity retainers, and the Chair retainer described above, the non-employee Directors who served as chairs of standing committees during fiscal 2023 received additional cash retainers for such service.

*   Each non-employee Director also receives $2,000 for each Board meeting attended in excess of ten meetings per Board Year, and $2,000 for each committee meeting attended in excess of a total of ten meetings of each committee per Board Year.

Annual director compensation



● $105,000 Annual Cash Retainer   ● $220,000 Annual Equity Retainer

Additional cash compensation*

Chair of the Board	$200,000
Committee Chair Fees	
Audit Committee	$35,000
HRC	$25,000
NGSR	$20,000
Other Board standing Committees	$20,000

Non-employee Directors may elect to defer receipt of up to 100% of their annual cash retainer and 100% of their excess meeting fees and/or chair fees, as applicable. For fiscal 2023, four non-employee Directors elected to defer receipt of a portion of their annual cash retainer, excess meeting fees and/or chair fees. In addition, in lieu of the annual cash retainer, non-employee Directors may elect to receive an equivalent value of equity in fully vested RSUs. For fiscal 2023, five non-employee Directors elected to receive equity in lieu of cash for all or a portion of their annual cash retainers. Non-employee Directors may elect to defer the settlement of the RSUs received as part of the program until either (a) the first to occur of the non-employee Director's death, "disability" (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) or such time when the non-employee Director no longer serves as a member of the Board (a "separation from service" as defined in Section 409A of the Code) or (b) April 1 of a given year.

Non-employee Directors are reimbursed for their business expenses in connection with attending Board meetings, and they may use the Company aircraft for travel to and from Board meetings and other Company events.

Fiscal 2023 Non-Employee Director Compensation

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	Total Compensation ($)
Aida Alvarez	105,000	220,023	325,023
Shumeet Banerji	1,648	325,025	326,673
Robert R. Bennett	108,648	220,023	328,671
Chip Bergh	200,000	325,025	525,025
Bruce Broussard	34,904	325,025	359,929
Stacy Brown-Philpot	111,000	220,023	331,023
Stephanie A. Burns	130,000	220,023	350,023
Mary Anne Citrino	41,000	325,025	366,025
Richard L. Clemmer	20,352	325,025	345,377
Judith "Jami" Miscik	111,000	220,023	331,023
Kim K.W. Rucker	129,352	220,023	349,375
Subra Suresh	111,000	220,023	331,023
Enrique Lores[4]	–	–	–

[1] Mr. Meline was appointed to our Board during fiscal 2024. Accordingly, he did not receive any compensation during fiscal 2023.

[2] The determination of Director compensation is based on the Board Year, which does not coincide with our November through October fiscal year. Cash amounts included in the table above represent the portion of the regular annual retainers and committee chair retainers earned with respect to service during fiscal 2023, as well as any additional meeting fees paid during fiscal 2023. This also includes cash earned in the period described that a Director elected to defer under the 2005 Executive Deferred Compensation Plan, which governs a Director's deferral of his or her cash annual retainer. See "Additional Information about Fees Earned or Paid in Cash in Fiscal 2023" below. Any amounts elected to be received as RSUs in lieu of cash are reflected in the Stock Awards column. Mr. Banerji, Mr. Bergh, Mr. Broussard, Mr. Clemmer, and Ms. Citrino elected to receive RSUs in lieu of cash for all or a portion of their annual cash retainers earned in fiscal 2023.

[3] Represents the grant date fair value of stock awards granted in fiscal 2023 calculated in accordance with applicable accounting standards relating to share-based payment awards, excluding the effect of estimated forfeitures. For Director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023, as filed with the SEC on December 18, 2023. See "Additional Information about Non-Employee Director Equity Awards" below.

[4] Mr. Lores has been serving as President and CEO of HP since November 1, 2019. He does not receive compensation for his Board service.

Additional Information About Fees Earned or Paid in Cash in Fiscal 2023

Name	Annual Retainers[a] ($)	Committee Chair and Chair Fees[b] ($)	Additional Meeting Fees ($)	Total ($)
Aida Alvarez	105,000	–	–	105,000
Shumeet Banerji	–	1,648	–	1,648
Robert R. Bennett	105,000	1,648	2,000	108,648
Chip Bergh	–	200,000	–	200,000
Bruce Broussard	34,904	–	–	34,904
Stacy Brown-Philpot	105,000	–	6,000	111,000
Stephanie A. Burns	105,000	25,000	–	130,000
Mary Anne Citrino	–	35,000	6,000	41,000
Richard L. Clemmer[c]	–	18,352	2,000	20,352
Judith "Jami" Miscik	105,000	–	6,000	111,000
Kim K.W. Rucker	105,000	18,352	6,000	129,352
Subra Suresh	105,000	–	6,000	111,000

[a] The Board Year does not coincide with HP's November through October fiscal year. The dollar amounts shown include cash annual retainers earned for service during fiscal 2023 (i.e., the last four months of the 2022 Board Year and the first eight months of the 2023 Board Year). This also includes cash earned in the period described, receipt of which was deferred by Director election under the 2005 Executive Deferred Compensation Plan. Directors may not receive their deferred cash annual retainer earlier than January 2026. In the case of a termination of service, Directors will receive the deferred retainer either the earlier of the January following termination of service or specified distribution year in the form of a lump sum payment or installment payments as elected in advance by the Director.

(b) Committee chair fees are calculated based on service during each Board Year. The dollar amounts shown include such fees earned for service during fiscal 2023, rather than the 2023 Board Year. Committee chair fees were prorated to reflect committee chair changes that occurred in November 2022.

(c) Mr. Clemmer elected to waive and donate his FIT Committee chair fee for Q4 of the 2022 Board Year and fiscal 2023 additional meeting payments and donate them to the HP Foundation.

Additional Information About Non-Employee Director Equity Awards

The following table provides additional information about equity awards made to non-employee Directors during fiscal 2023, the grant date fair value of each of those awards and the number of stock awards and option awards outstanding as of the end of fiscal 2023:

Name	Stock Awards Granted During Fiscal 2023 (#)	Grant Date Fair Value of Stock Awards Granted During Fiscal 2023[a] ($)	Stock Awards Outstanding at Fiscal Year End[b] (#)	Option Awards Outstanding at Fiscal Year End (#)
Aida Alvarez	7,466	220,023	28,961	–
Shumeet Banerji	11,029	325,025	–	–
Robert R. Bennett	7,466	220,023	49,246	–
Chip Bergh	11,029	325,025	71,063	146,148
Bruce Broussard	11,029	325,025	–	–
Stacy Brown-Philpot	7,466	220,023	95,142	–
Stephanie A. Burns	7,466	220,023	60,644	–
Mary Anne Citrino	11,029	325,025	81,149	159,671
Richard L. Clemmer	11,029	325,025	46,852	–
Judith "Jami" Miscik	7,466	220,023	–	–
Kim K.W. Rucker	7,466	220,023	15,769	–
Subra Suresh	7,466	220,023	21,656	–

(a) Represents the grant date fair value of stock awards granted in fiscal 2023 calculated in accordance with applicable accounting standards. For Director stock awards, the number is calculated by multiplying the closing price of HP's stock on the date of grant by the number of shares awarded. For information on the assumptions used to calculate the value of HP's stock-based compensation, refer to Note 5 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023, as filed with the SEC on December 18, 2023.

(b) Includes the grant date fair value of dividend equivalent units accrued with respect to share awards granted in fiscal 2023 and RSUs granted in previous years that have been deferred at the election of the Director.

Non-Employee Director Stock Ownership Guidelines

Under our stock ownership guidelines, non-employee Directors are required to accumulate, within five years of election to the Board, shares of HP's stock equal in value to at least five times the amount of the regular annual cash Board retainer. Shares counted toward these guidelines include any shares held by the Director directly or indirectly, including deferred stock awards.

At the end of fiscal 2023, all non-employee Directors with more than five years of service have met our stock ownership guidelines and all non-employee Directors with less than five years of service have either met or are on track to meet our stock ownership guidelines within the required time based on current trading prices of HP's stock.

Audit Matters



Board proposal no. 2

Ratification of independent registered public accounting firm

Our Board recommends a vote for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2024 fiscal year.

The Audit Committee has appointed and is requesting ratification by the stockholders of the committee's appointment of Ernst & Young LLP as the independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending October 31, 2024. During fiscal 2023, Ernst & Young LLP served as our independent registered public accounting firm and provided certain other audit-related and tax services. See "Report of the Audit Committee of the Board of Directors" and "Principal Accountant Fees and Services" below. Representatives of Ernst & Young LLP are expected to participate in the annual meeting, where they will be available to respond to appropriate questions and, if they desire, to make a statement.

Vote Required

Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2024 fiscal year requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting. If the appointment is not ratified, the Board will consider whether it should select another independent registered public accounting firm. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as HP's independent registered public accounting firm is in the best interests of HP and its investors.

Report of the Audit Committee of the Board of Directors

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of HP's financial statements, HP's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, the performance of HP's internal audit function and independent registered public accounting firm, and risk assessment and risk management. The Audit Committee manages HP's relationship with its independent registered public accounting firm (which reports directly to the Audit Committee) and is responsible for the audit fee negotiations associated with HP's retention of the independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and receives appropriate funding, as determined by the Audit Committee, from HP for such advice and assistance.

HP's management is primarily responsible for HP's internal control and financial reporting process. HP's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of HP's consolidated financial statements and issuing opinions on the conformity of those audited financial statements with United States generally accepted accounting principles and the effectiveness of HP's internal control over financial reporting. The Audit Committee monitors HP's financial reporting process and reports to the Board on its findings.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with HP's management.

2. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

3. The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm its independence.

4. Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2023, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board of Directors.

AUDIT COMMITTEE
Mary Anne Citrino, Chair
Robert R. Bennett
Stacy Brown-Philpot
Richard L. Clemmer
David Meline
Jami Miscik
Kim K. W. Rucker
Subra Suresh

Principal Accountant Fees and Services

Fees incurred by HP for Ernst & Young LLP

The following table shows the fees paid or accrued by HP for audit and other services provided by Ernst & Young LLP for fiscal 2023 and 2022. All fees paid to Ernst & Young LLP were pre-approved in accordance with the pre-approval policy, as discussed below.

	2023	2022
	In Millions	
Audit Fees[1]	$19.5	$16.9
Audit-Related Fees[2]	$ 6.9	$ 4.6
Tax Fees[3]	$ 2.9	$ 3.8
All Other Fees[4]	$ 0.9	$ 0.4
Total	$30.2	$25.7

[1] Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

[2] Audit-related fees for fiscal 2023 and fiscal 2022 consisted primarily of accounting consultations and employee benefit plan audits.

[3] For fiscal 2023 and fiscal 2022, tax fees consisted primarily of tax advice, tax planning and tax compliance fees.

[4] For fiscal 2023 and fiscal 2022, all other fees consisted primarily of ESG assurance services.

Pre-Approval of Audit and Non-Audit Services Policy

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees up to a maximum for any one service of $250,000, provided that the chair shall report any decisions to pre-approve services and fees to the full Audit Committee at its next regular meeting.

Executive Compensation



Board proposal no. 3

Advisory Vote to Approve Named Executive Officer Compensation

Our Board recommends a vote for the approval of the compensation of our NEOs, as described in the following compensation discussion and analysis, compensation tables and narrative discussion accompanying such compensation tables, and the other related disclosures in this proxy statement.

In accordance with SEC rules, your Board recommends that stockholders approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K. A detailed description of our compensation program is available in the "Compensation Discussion and Analysis."

Your Board and the HRC Committee believe that the HRC Committee has established a compensation program that is tied to performance, aligns with stockholder interests and merits stockholder support. Accordingly, we are asking for stockholder approval of the compensation of our NEOs as disclosed in this proxy statement in the Compensation Discussion and Analysis, compensation tables and narrative discussion following the compensation tables.

Although this vote is non-binding, our Board and the HRC Committee value the views of our stockholders and will thoroughly review the voting results. If there are significant negative votes, we will take steps to understand those concerns that influenced the vote and consider them in making future decisions about executive compensation. We currently conduct annual advisory votes on executive compensation and expect to conduct the next advisory vote at our next annual meeting in 2025.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for advisory approval of this proposal.

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes our executive compensation philosophy and program, the compensation decisions the HRC Committee has made under the program, and the considerations in making those decisions in fiscal 2023.

Named Executive Officers (NEOs)

Our NEOs for fiscal 2023 are:











Enrique J. Lores
President and CEO

Marie Myers
Chief Financial
Officer*

Tuan Tran
President,
Imaging Printing &
Solutions

Alex Cho
President,
Personal Systems

Julie Jacobs
Chief Legal Officer &
General Counsel

*   Ms. Myers voluntarily resigned as Chief Financial Officer, effective December 31, 2023, and left the Company on January 12, 2024.

Fiscal 2023 Compensation Highlights

For fiscal 2023, the HRC Committee revised our executive compensation programs to better align with our strategic growth agenda and market practice, making the following changes to our short-term incentive and long-term incentive plans, including:

- Reducing the cap on payouts to 200% of target (versus a maximum of 250% of target in prior years) for each individual metric in the short-term incentive plan. This change will ensure no single metric's influence on payouts is larger than intended and is consistent with peer practice; and

- For Performance Contingent Stock Options ("PCSOs"), increasing the stock price hurdle to 15% growth over a three-year period while maintaining a one-year time-based vesting requirement for the first tranche of PCSOs.

  - Previously, vesting of the first tranche of PCSOs required 10% stock price growth in two years.

  - A longer performance period will allow for more time for the market to observe and respond to the execution of HP's strategy.

We continue to provide competitive target compensation opportunities, with the amounts and mix of pay consistent with peers.

Target Total Direct Compensation ("TDC") was set within a competitive range of the market with variations based on each executive's experience, individual performance, advancement potential and consideration of internal equity. TDC consists of base salary, target annual incentives expressed as a percentage of base salary, and the grant-date value of long-term incentives.

Our short-term incentive plan continued to align with core financial metrics and MBOs, which are critical value drivers of commitments made to stockholders.

For fiscal 2023, NEOs earned annual incentives averaging 77.5% of target. Individual bonuses varied from 76.5% to 81.5% of target with HP's President & CEO's bonus equal to 76.5% of target. The Company achieved close to target result with respect to adjusted non-GAAP operating profit. The Company achieved above target results with respect to GAAP net revenue and non-GAAP free cash flow. The HRC Committee exercised its discretion to reduce the financial performance factor in order to create parity with the bonus plan for the broader group of employees within the Company. Twenty-five percent of target annual incentives are contingent upon the achievement of qualitative objectives that we believe will contribute to HP's long-term success including Growth, People and Sustainable Impact. NEOs successfully delivered progress against their MBOs as detailed on pages 57-58.

Our long-term incentive plan continued to align actual pay with performance by putting a significant portion of variable compensation at risk to support our growth-oriented strategy.

For fiscal 2023, the performance-based equity weighting for HP's President & CEO remained at 70% with 35% allocated to Performance Adjusted Restricted Stock Units ("PARSUs") and 35% allocated to PCSOs. Performance-based equity weightings for the rest of the NEOs remained at 60%, with 30% weighting each for PARSUs and PCSOs.

The remaining 30% to 40%, as applicable, of long-term incentive grant value was delivered in the form of RSUs primarily intended to increase stock ownership among our NEOs, while also supporting retention and incentivizing NEOs to maximize value for our stockholders. The value of RSUs is tied to stock price and reinvested dividend equivalents.

In fiscal 2023, NEOs received payouts for fiscal 2021 PARSUs (measurement period ending in fiscal 2023) of 125.3%. The average PARSU EPS payout was above target at 125.3%, while the fiscal 2021-2023 TSR modifier approximated the 71st percentile of the S&P 500, resulting in no additional payout.

We continued our strong compensation governance practices.

We periodically review our executive compensation program for peer group alignment and strategic relevance as part of a long-standing compensation governance process that includes stockholder engagement. At the annual meeting in 2023, our say-on-pay proposal was approved by over 95% of the voted shares, indicating significant stockholder support and reinforcing our decision to make only limited changes to the program.

Components of Compensation

Our executive compensation program consists primarily of performance-based components. The table below identifies each major pay component, its role and applicable factors for determining the amount. Percentages are the averages of pay components at target for the NEOs, including the CEO.

Pay Component	Role	Determination Factors
Base Salary  **10%**	• Provides a fixed portion of annual cash income	• Value of role in competitive marketplace • Value of role to the Company • Skills, experience and performance of individual compared to the market as well as others in the Company

Annual Incentive  **14%**
 	
Payments to executives for annual incentive purposes, made under the HP Inc. 2004 Stock Incentive Plan, as amended and restated (the "2004 Stock Incentive Plan")
	• Provides a variable and performance-based portion of annual cash income
	• Focuses executives on annual objectives that support our long-term strategy and the creation of value
		• Target awards based on competitive marketplace, level of position, skills and performance of executive
		• **75%** of actual awards based on achievement against annual corporate and business unit financial metrics and individual goals as set and approved by the HRC Committee. Financial metrics are:
		  • GAAP net revenue
		  • Adjusted non-GAAP operating profit
		  • Non-GAAP free cash flow
		• **25%** of actual awards based on achievement against individualized MBOs relating to Growth, People and Sustainable Impact

Long-term Incentive • PARSUs • PCSOs • RSUs  **76%**	• Supports long-term sustained performance and growth-oriented strategy • Aligns interests of executives and stockholders, reflecting the time-horizon and risk to investors • Focuses executives on critical long-term performance goals • Encourages equity ownership and stockholder alignment • Retains key employees	• Target awards based on competitive marketplace, level of position, skills and performance of the executive • Actual earned values based on performance against corporate EPS goals, relative TSR performance and stock price performance
All Others • Benefits • Limited perquisites • Severance protection	• Supports the health and security of our executives and their ability to save on a tax-deferred basis • Enhances executive productivity	• Competitive market practices for similar roles • Level of executive • Standards of best-in-class compensation governance

2023 NEO TDC (based on target) at a glance

CEO



94% At-Risk

6% Base salary
12% Annual incentive
82% Long-term incentive

Other NEOs



89% At-Risk

11% Base salary
14% Annual incentive
75% Long-term incentive

Alignment with Stockholders and Compensation Best Practices

✔ Pay-for-Performance

- ✔ The majority of target total direct compensation for executives is performance-based as well as equity-based to align executives' rewards with sustained stockholder value creation.

- ✔ Total direct compensation is set within a competitive range of our peer group to ensure that it is appropriate and is aligned with the level of position, experience, skills and performance of the executive.

- ✔ Actual realized total direct compensation and pay positioning are designed to fluctuate with, and be commensurate with, actual annual and long-term performance, recognizing company-wide and individual results.

- ✔ Incentive awards are heavily dependent upon our stock performance and are measured against objective financial metrics that we believe link either directly or indirectly to the creation of value for our stockholders. In addition, 25% of our target annual incentives are contingent upon the achievement of qualitative objectives that we believe will contribute to our long-term success, including Growth, People and Sustainable Impact.

- ✔ We balance cash flow, revenue and profit objectives, as well as short- and long-term objectives to reward for overall performance that does not over-emphasize a singular focus on a particular metric or time period. Also, we have payout governors on key financial metric outcomes designed to avoid significantly overachieving based on one metric without taking into consideration our performance on other plan metrics (as explained in more detail starting on page 55).

- ✔ A significant portion of our long-term incentives are delivered in the form of performance-contingent stock options, referred to as "PCSOs", which vest only if sustained stock price appreciation is achieved, and performance-adjusted restricted stock units, referred to as "PARSUs", which vest upon the achievement of EPS objectives and which can be modified by relative total shareholder return ("TSR") performance.

- ✔ For fiscal 2023, the payouts under annual incentive awards and under PARSUs are capped at 200% of bonus target and 3x target shares, respectively.

- ✔ We validate the pay-for-performance relationship on an annual basis and our HRC Committee reviews and approves performance goals under our incentive plans.

- ✔ The compensation of objectively identified peer companies based on industry and size criteria is considered to ensure that pay levels and program design for the NEOs are appropriate and competitive.

✔ Compensation Governance

- ✔ We conduct an ongoing, proactive stockholder outreach program throughout the year and use that input to inform our program decisions and pay practices.

- ✔ We disclose our corporate performance goals and achievements relative to these goals.

- ✔ We do not utilize fixed-term executive employment contracts for senior executives.

- ✔ We devote significant time to management succession planning and leadership development efforts.

- ✔ We maintain a consistent market-aligned severance policy for executives and a conservative change in control policy which requires a double trigger for execution.

- ✔ The HRC Committee engages an independent compensation consultant.

- ✔ We have clawback policies that enable the Board to recoup compensation in the event of a financial restatement or misconduct, which mitigates compensation-related risk and complies with applicable SEC rules and NYSE listing standards. Details are provided in the "Policies for Recoupment of Compensation" section on page 64.

- ✔ We maintain strong stock ownership guidelines for executive officers and non-employee Directors.

- ✔ We prohibit all employees, including our executive officers, and also non-employee Directors, from engaging in any form of hedging transaction involving HP securities, holding HP securities in margin accounts and pledging stock as collateral for loans in a manner that could create compensation-related risk for the Company.

- ✔ We do not provide excessive perquisites to our executive officers.

- ✔ We do not allow our executives to participate in the determination of their own compensation.

- ✔ We do not provide 280G tax gross ups in the event of a change in control.

- ✔ We do not reprice underwater stock options without prior stockholder approval.

Executive Compensation Program Oversight and Authority

Role of the HRC Committee and its Advisor

The HRC Committee makes recommendations regarding the CEO's compensation to the independent members of the Board for approval, and reviews and approves the compensation of the remaining Section 16 officers, including our NEOs. Each HRC Committee member is an independent non-employee Director with significant expertise in executive compensation matters. The HRC Committee retained Semler Brossy as its independent consultant during fiscal 2023, and worked with them and management on all aspects of our pay program for senior executives.

Semler Brossy provides analyses and recommendations that inform the HRC Committee's decisions; identifies peer group companies for competitive market comparisons; evaluates market pay data and competitive-position benchmarking; provides analyses and inputs on program structure, performance measures, and goals; provides updates on market trends and the regulatory environment as it relates to executive compensation; advises the HRC Committee on best practices in governance and oversight of human capital management topics; reviews various management proposals presented to the HRC Committee related to executive and Director compensation; and works with the HRC Committee to validate and strengthen the pay-for-performance relationship and alignment with stockholder interests. Semler Brossy does not perform other services for HP and will not do so without the prior consent of the HRC Committee chair. Semler Brossy meets with the HRC Committee chair and the HRC Committee outside the presence of management while in executive session.

The HRC Committee met five times in fiscal 2023, and all of these meetings included an executive session. Semler Brossy participated in all of the meetings and, when requested by the HRC Committee chair, in the preparatory meetings and executive sessions.

Role of Management and the CEO in Setting Executive Compensation

The CEO recommends compensation for non-CEO Section 16 officers for approval by the HRC Committee. The HRC Committee considered market competitiveness, business results, experience, and individual performance when evaluating fiscal 2023 NEO compensation and the overall compensation structure. The Chief People Officer and other members of our executive compensation team, together with members of our finance and legal organizations and the input of the HRC Committee's independent consultant, work with the CEO to design and develop the compensation program, recommend changes to existing program provisions applicable to NEOs and other senior executives, develop financial and other targets to be achieved under those programs, prepare analyses of financial data, peer comparisons and other briefing materials to assist the HRC Committee in making its decisions, and implement the decisions of the HRC Committee.

During fiscal 2023, Mr. Lores provided input to the HRC Committee regarding performance metrics and the setting of appropriate performance targets for his direct reports. Mr. Lores also recommended MBOs for the NEOs and the other senior executives who report directly to him. Mr. Lores is subject to the same financial performance goals as the executives who lead global functions and the businesses, and Mr. Lores' MBOs and compensation are established by the HRC Committee and recommended to the independent members of the Board for approval. Mr. Lores is not present at the portion of any Board meeting during which his own compensation is discussed and considered.

Use of Comparative Compensation Data and Compensation Philosophy

The HRC Committee reviews the compensation of our Section 16 officers in comparison to that of executives in similar positions at our peer group companies. Our peer group includes companies we compete with for executive talent due to our geographical proximity and technology industry overlap. The HRC Committee uses this information to evaluate how our pay levels and practices compare to market practices.

When determining the peer group, the following characteristics were considered with exceptions made at the HRC Committee's determination for labor-market relevance:

- Direct talent market peers.

- U.S.-based companies in the technology sector (excluding distributors, contract manufacturers and outsourced services/IT consulting) with revenues or market cap between 20% and 500% that of HP.

- Select general industry companies (industrials, consumer products and telecom) generally meeting size and business criteria that are top-brands and considering continuity.

- Review of the peer companies chosen by companies within our proposed peer group and peer business similarity, to evaluate relevance.

We believe the resulting peer group provides HP and the HRC Committee with a valid comparison and benchmark for the Company's executive compensation program and governance practices. For fiscal 2023, the HRC Committee removed Seagate from the peer group due to market cap, revenue and operational differences between Seagate and HP. The HRC Committee added Applied Materials and 3M given each company's overall size, valuation characteristics, global footprints and comparability to the other companies included in HP's peer group. The HP peer group for fiscal 2023, as approved by the HRC Committee, consisted of the following companies:

Fiscal 2023 Group



Company	Revenue (FYE-$Bn)*
Dell Technologies Inc.	$102.3
PepsiCo, Inc.	$86.4
General Electric Company	$76.6
Intel Corporation	$63.1
International Business Machines Corp.	$60.5
Cisco Systems, Inc.	$57.0
HP Inc.	$53.7
NIKE, Inc.	$51.2
Oracle Corporation	$50.0
QUALCOMM Incorporated	$35.8
Broadcom Inc.	$35.8
Honeywell International Inc.	$35.5
3M Company	$34.2
Hewlett Packard Enterprise Company	$29.1
Applied Materials, Inc.	$26.5
Texas Instruments Incorporated	$20.0
Micron Technology, Inc.	$15.5
Western Digital Corporation	$12.3

*   Represents fiscal 2023 reported revenue, except fiscal 2022 reported revenue is provided for 3M, General Electric, Honeywell, IBM, Intel, PepsiCo and Texas Instruments.

Process for Setting and Awarding Executive Compensation

The factors considered when determining pay opportunities for our NEOs are market competitiveness, experience, individual performance, advancement potential and internal equitability. The weight given to each factor is not formulaic and may differ from year to year or by individual NEO.

The HRC Committee spends significant time determining the appropriate goals for our annual and long-term incentive plans, which make up the majority of NEO compensation. Management makes an initial recommendation of the goals, which is then assessed by the HRC Committee's independent compensation consultant and discussed and approved by the HRC Committee. Major factors considered in setting financial goals for each fiscal year are business results from the most recently completed fiscal year, budgets and strategic plans, macroeconomic factors, guidance and analyst expectations, industry performance and trends and strategic initiatives. MBOs address a range of important topics, including focus areas on Growth, People and Sustainable Impact.

Following the close of the fiscal year, the HRC Committee reviews actual financial results and MBO performance against the goals that it had set for the applicable plans for that year, with payouts under the plans determined based on performance against the established goals. The HRC Committee meets in executive session to review the MBO performance of the CEO and to determine a recommendation for his annual incentive award to be approved by the independent members of the Board. See "2023 Annual Incentives" below for a further description of our results and corresponding incentive payouts.

Determination of Fiscal 2023 Executive Compensation

Under our Total Rewards Program, executive compensation consists of base salary, annual incentives, long-term incentives, benefits, and perquisites.

The HRC Committee regularly considers ways to improve our executive compensation program by considering stockholder feedback, our current business needs and strategy, and peer group practices.

2023 Base Salary

Our executives receive a small percentage of their overall compensation in the form of base salary, which is consistent with our philosophy of tying the majority of executive pay to performance. The NEOs are paid an amount in the form of base salary sufficient to attract qualified executive talent and maintain a stable management team.

The HRC Committee aims to set executive base salaries within a competitive range of the market for comparable positions. In fiscal 2023, salaries generally comprise on average 10% of our NEOs' overall compensation, consistent with our peers. In making its recommendation to the Board regarding the CEO's salary, the HRC Committee reviews analyses and recommendations provided by Semler Brossy.

For fiscal 2023, the HRC Committee approved changes to the base salaries of Ms. Myers, Mr. Cho, and Mr. Tran, and recommended that the Board approve a change in the base salary of Mr. Lores, in each case, as described in the table below. Mr. Lores', Ms. Myers', Mr. Tran's and Mr. Cho's salary increases were to reflect better alignment to market, peers and performance. Ms. Jacobs joined the Company on October 3, 2022, shortly before the start of fiscal year 2023, and therefore Ms. Jacobs' salary was not adjusted during fiscal 2023.

Changes in Base Salary

Executive	Fiscal Year-end 2022 Base Salary	Fiscal Year-end 2023 Base Salary	Percentage Change
Enrique Lores	$1,250,000	$1,300,000	4%
Marie Myers	$ 780,000	$ 820,000	5%
Tuan Tran	$ 780,000	$ 820,000	5%
Alex Cho	$ 780,000	$ 803,500	3%
Julie Jacobs	$ 700,000	$ 700,000	No Change

2023 Annual Incentives

The Fiscal 2023 Annual Incentive Plan for the Executive Leadership Team (including the NEOs) consisted of the following three core financial metrics: GAAP net revenue, adjusted non-GAAP operating profit, and non-GAAP free cash flow. Revenue, operating profit and free cash flow are critical value drivers of the long-term commitment that we have made to stockholders to maximize the value of their investments.

Beginning in fiscal 2023, each individual metric may fund up to 200% of target; and the maximum annual incentive for each executive is also capped at 200% of target.

A fourth component, MBOs, was used to further drive individual performance and achievement of key strategic goals. Each financial metric and the MBOs were weighted at 25% of the target award value.

The target annual incentive awards for fiscal 2023 were set at 200% of salary for the CEO and 135% of salary for the CFO, President Personal Systems, and President Imaging Printing & Solutions. The target annual incentive award for the Chief Legal Officer & General Counsel was set at 100% of salary.

In addition, payment under the annual incentive plan is contingent on an NEO's continued service through the end of the fiscal year.

Fiscal 2023 Annual Incentive Plan

Key Design Elements	Corporate Goals				
	GAAP Net Revenue ($ in billions)	Adjusted Non-GAAP Operating Profit ($ in billions)	Non-GAAP Free Cash Flow[1] ($ in billions)	MBOs	% Payout Metric[2] (%)
Weight	25%	25%	25%	25%	
Linkage	Corporate	Corporate	Corporate	Individual	
Corporate Performance Goals					
Maximum	–	–	–	Various	200
Target	$52.0	$4.9	$2.6	Various	100
Threshold	–	–	–	Various	0

[1] Maximum funding for non-GAAP free cash flow is capped at 150% of target if adjusted non-GAAP operating profit achievement was below target and is capped at 100% of target if adjusted non-GAAP operating profit achievement was below threshold. If adjusted non-GAAP operating profit achievement was above target, the maximum funding level is 200% for this metric. Maximum and threshold information are not disclosed because such disclosure would result in competitive harm. However, goals are set at levels we believe to be achievable in connection with strong performance.

[2] Interpolated for performance between discrete points. Each individual metric may fund up to 200% of target, and the maximum annual incentive for each executive is capped at 200% of target.

The specific metrics, their linkage to corporate results, and the weighting that was placed on each were chosen because the HRC Committee believed that:

- Performance against these metrics, in combination, enhances value for stockholders, capturing both the top and bottom line, as well as cash and capital efficiency.

- A balanced weighting of metrics limits the likelihood of rewarding executives for excessive risk-taking.

- Different measures avoid paying for the same performance twice.

- MBOs address a range of important topics, including focus areas on Growth, People and Sustainable Impact, which are important to the long-term success of the Company.

The following chart sets forth the definition of and rationale for each of the financial performance metrics that was used for the Fiscal 2023 Annual Incentive Plan:

Financial Performance Metrics	Definition[1]	Rationale for Metric
GAAP Net Revenue	Net revenue as reported in our Annual Report on Form 10-K for fiscal 2023	Reflects top line financial performance, which is a strong indicator of our long-term ability to drive stockholder value
Adjusted Non-GAAP Operating Profit[2]	Non-GAAP operating profit, as defined and reported in our fourth quarter fiscal 2023 earnings press release (of $4.6 billion in fiscal 2023) and summarized in footnote (2) below, further adjusted by excluding bonus	Reflects operational financial performance, which is directly tied to stockholder value on a short-term basis. Provides stronger alignment with our long-term strategic and financial plans
Non-GAAP Free Cash Flow[3]	Net cash provided by operating activities adjusted for net investments in leases and net investments in property, plant and equipment, as reported in our fourth quarter fiscal 2023 earnings press release and summarized in footnote (3) below	Reflects cash management practices, including working capital and capital expenditures, enabling the Company to pursue opportunities that contribute to long-term stockholder value

[1] For purposes of establishing financial performance results under the Fiscal 2023 Annual Incentive Plan, our financial results, whether reported in accordance with GAAP or a non-GAAP measure, may be further adjusted as permitted by guidelines approved by the HRC Committee at the time of establishing the fiscal 2023 financial goals.

[2] As summarized above, adjusted non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit (of $3.5 billion in fiscal 2023) adjusted to exclude (i) costs of $1.1 billion related to restructuring and other charges, acquisition and divestiture charges and amortization of intangible assets and (ii) bonus. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

[3] As summarized above, non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities ($3.6 billion in fiscal 2023) adjusted to exclude the impact of net investments in leases ($110 million in fiscal 2023) and net investments in property, plant and equipment ($593 million in fiscal 2023). This additional non-GAAP information is not intended to be considered in isolation or as a substitute for net cash provided by operating activities.

Following fiscal 2023, the HRC Committee reviewed performance against the financial metrics and certified the results as follows:

Fiscal 2023 annual incentive performance against financial metrics[1]

Metric[1]	Weight[2]	Target ($ in billions)	Result[3] ($ in billions)	Percentage of Target Annual Incentive Funded
GAAP Net Revenue	25.0%	$ 52.0	$ 53.7	29.1%
Adjusted Non-GAAP Operating Profit	25.0%	$ 4.9	$ 4.9	25.4%
Non-GAAP Free Cash Flow	25.0%	$ 2.6	$ 3.1	40.6%
Total	75.0%			95.1% (Adjusted to 54%[3])

[1] Payout governors include that HP adjusted non-GAAP operating profit will need to be achieved at minimum to be eligible for any award related to the HP GAAP net revenue component. Also, non-GAAP free cash flow is capped at 150% of target if HP adjusted non-GAAP operating profit achievement is below target. Non-GAAP free cash flow is capped at 100% of target if HP adjusted non-GAAP operating profit is below minimum.

[2] The financial metrics were equally weighted to account for 75% of the target annual incentive.

[3] The HRC Committee exercised its discretion to reduce the financial performance funding to 54% in order to create parity with the bonus plan for the broader group of employees within the Company.

Fiscal 2023 annual incentive performance against non-financial component (MBOs)

Mr. Lores. The HRC Committee determined that Mr. Lores met or exceeded most MBOs but did not achieve certain key growth area targets for the year as the Company navigated a challenging external environment. However, Mr. Lores' leadership enabled the Company to deliver strong accomplishments for the year while making consistent progress against long-term growth priorities and developing the operational capabilities needed to support our growth. Key accomplishments included the following:

- Continued to invest in our Growth Businesses for long term growth. In fiscal 2023, revenue for the Growth Businesses grew mid-single digits year-over-year despite the challenging macro-economic environment.

- Made significant progress in People priorities, advancing diversity, employee experience, and leadership pipeline.
  - Exceeded our goal for fiscal 2023 in improving workforce diversity and inclusion.
  - Integrated high performing, diverse leaders into the Executive Leadership Team. Also strengthened the broader executive bench.
  - Continued to focus on improving employee experience and engagement.
- Exceeded our Sustainable Impact goals for acceleration of digital equity and reduction of value chain Greenhouse Gas ("GHG") emissions.
  - Achieved digital equity for around 15 million people in fiscal 2023.
  - Reduced overall value chain absolute GHG emissions by around 10% year-over-year.

Ms. Myers. The HRC Committee determined that Ms. Myers met or exceeded most MBOs but did not achieve certain key growth area targets for the year as the Company navigated a challenging external environment. However, Ms. Myers demonstrated leadership, personal accountability, and tireless commitment to HP during another challenging year. The success of our Future Ready plan is a significant example of her leadership impact, resulting in structural savings that are already ahead of plan. Ms. Myers continued to represent HP with credibility among our stockholders and analysts.

Mr. Tran. The HRC Committee determined that Mr. Tran met or exceeded most MBOs but did not achieve certain key growth area targets for the year as the Company navigated a challenging external environment. However, Mr. Tran demonstrated leadership in navigating a difficult year for HP and the Print business, showing decisiveness in adjusting to challenging business conditions. Mr. Tran's leadership also led to continued innovation in our Print portfolio, and he made progress on executing on our business model shifts while rebalancing profitability between Hardware and Supplies. Mr. Tran is a strong and proactive leader with the credibility needed both internally and with external stakeholders to help drive HP's enterprise goals.

Mr. Cho. The HRC Committee determined that Mr. Cho met or exceeded most MBOs but did not achieve certain key growth area targets for the year as the Company navigated a challenging external environment. However, Mr. Cho made significant progress in several important areas, including share gains, implementation of the Personal Systems transformation plan and the successful integration of Poly from an organizational, systems, and process perspective. Mr. Cho continues to be a well-respected and well-regarded leader recognized for his ongoing attention to growth opportunities, his leadership in AI-enabled offerings, and his strong engagement with our external ecosystem. Mr. Cho's contributions and tireless commitment to HP will continue to help drive the business forward.

Ms. Jacobs. The HRC Committee determined that Ms. Jacobs' MBO performance result was achieved above target. Ms. Jacobs worked closely with HP's business leaders and provided exceptionally strong leadership support. Ms. Jacobs also made significant progress on building her leadership bench, including rotations of internal talent and critical external hires. Ms. Jacobs' experience and skillsets allowed her to be a strong partner and advisor in legal and governance matters, while leading the Legal organization through a dynamic environment.

Based on the findings of these performance evaluations, the HRC Committee (and, in the case of the CEO, the independent members of the Board) determined performance against MBO metrics for the NEOs as follows:

Named Executive Officer	Target MBO (%)	MBO Funded (%)
Enrique J. Lores	25.0	22.5
Marie Myers	25.0	22.5
Tuan Tran	25.0	22.5
Alex Cho	25.0	22.5
Julie Jacobs	25.0	27.5

Fiscal 2023 Annual Incentive Payout

Based on the level of performance described above on both the financial metrics and MBOs for fiscal 2023, the payouts to the NEOs under the annual incentive plan are listed in the chart below. Total payouts were determined by adding the weighted performance against financial metrics to the weighted performance against the non-financial metrics to determine a total payout as a percentage of the target opportunity for each executive:

Named Executive Officer[1]	Percentage of Target Annual Incentive Funded		Total Annual Incentive Payout	
	Financial Metrics (%)	Non-Financial Metrics / MBOs (%)	As % of Target Annual Incentive (%)	Payout ($)
Enrique J. Lores	54.0	22.5	76.5	1,989,000
Marie Myers	54.0	22.5	76.5	846,855
Tuan Tran	54.0	22.5	76.5	846,855
Alex Cho	54.0	22.5	76.5	829,815
Julie Jacobs	54.0	27.5	81.5	570,500

Long-term Incentive Compensation – Fiscal 2023 Awards

In order to motivate and reward our NEOs for their contributions towards achieving our business objectives, long-term incentives comprise the majority of each NEO's total target compensation opportunity with a total long-term incentive target value for each NEO established by the HRC Committee in early fiscal 2023. The long-term incentives consist of a mix of 35% PARSUs, 35% PCSOs and 30% time-based RSUs for our CEO and a mix of 30% PARSUs, 30% PCSOs and 40% time-based RSUs for our other NEOs, and are linked to EPS, relative TSR and stock price performance. The high proportion of performance-based awards (70% and 60%, respectively) reflects our pay-for-performance philosophy. The time-based awards support retention and are linked to stockholder value and ownership, which are important goals of our executive compensation program.

2023 PARSUs

The fiscal 2023 PARSUs cliff-vest following the end of a three-year performance period in fiscal 2025. Vesting of the PARSUs is based on achievement of an adjusted non-GAAP EPS goal with a relative TSR "payout modifier." The EPS goal consists of three annual goals that roll up into our three-year annual average EPS. A relative TSR "payout modifier" is then applied to the EPS average payout at the end of year three to ensure alignment with our stockholders' experience and stockholder value creation. Relative TSR is measured over the full three-year period based on performance against the S&P 500. The relative TSR modifier is a market-based payout modifier that adjusts payout (-50%, 0% or +50%) so there is alignment with stockholder results. Final payout is subject to an overall maximum of 300% of the target number of shares. This structure is summarized in the charts below:

PARSU Measures	- Adjusted Non-GAAP EPS[1] – 100% of the units - Relative TSR vs. S&P 500 – "Payout Modifier"		
PARSU Measurement Periods	- Earnout and vesting at the end of 3 years, subject to continued service - EPS based on three 1-year goals, set at the beginning of each year[2] - TSR measured over the full 3-years from FY23-25		
PARSU Goal Scoring	EPS funds payout from zero to 300% of target units according to threshold-target-maximum[3]		
	Max	300%	
	Above target	200%	
	Target	100%	
	Threshold	50%	
	Below Threshold	0%	
	TSR adds 50% if in the top quartile and subtracts 50% if in the bottom quartile (no adjustment from 25th percentile to 75th percentile).		
	Relative 3-year TSR > S&P 500 75th percentile		+50%
	Relative 3-year TSR is equal to or between S&P 500 25th and 75th percentile		No change
	Relative 3-year TSR < S&P 500 25th percentile		-50%
	Subject to overall 300% of target shares max		

[1] Adjusted non-GAAP EPS for PARSU measurement is calculated using non-GAAP net earnings (as defined and reported in our fourth quarter fiscal 2023 earnings press release (of $3.3 billion in fiscal 2023)) further adjusted to include bonus at target (net of income tax). As summarized in the preceding sentence, adjusted non-GAAP net earnings is a non-GAAP measure that is defined as GAAP net earnings (of $3.3 billion in fiscal 2023) and (i) excluding costs of $908 million related to restructuring and other charges, acquisition and divestiture charges and amortization of intangible assets and gains of $894 million associated with debt extinguishment benefit, tax adjustments, and non-operating retirement-related (credits) and (ii) further adjusted to include bonus at target (net of income tax). This non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP net earnings.

[2] Performance measurement occurs at the end of the year one, year two, and year three performance periods.

[3] Interpolate for performance between discrete points.

In November of 2023, the HRC Committee determined that fiscal 2023 EPS for fiscal 2023 PARSUs was achieved at 76% based on actual PARSU EPS performance of $3.21 (target of $3.33). The final payout will also depend on performance in fiscal 2024 and 2025 along with the three-year relative TSR performance.

	Metric PARSU EPS[1] – 100%			Results		
	Fiscal 2023 EPS Target: $3.33	Fiscal 2024 EPS	Fiscal 2025 EPS	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2023 PARSUs	76%	–	–	TBD	TBD	TBD

[1] EPS for PARSU measurement is calculated on an adjusted non-GAAP basis. See footnote (1) of the immediately preceding table for additional information.

2023 PCSOs

PCSOs support our growth-oriented portfolio and strategy and align the interests of our executives with our stockholders by driving long-term sustained stock price growth and reflecting the time-horizon and risk to investors. The fiscal 2023 PCSO awards will vest in three tranches provided certain stock price requirements are met as follows:

- one-third of the PCSO award will vest upon continued service of one year and achievement of a closing stock price that is at least 15% over the grant date stock price for at least 20 consecutive trading days within three years from the date of grant;

- one-third of the PCSO award will vest upon continued service for two years and achievement of a closing stock price that is at least 20% over the grant date stock price for at least 20 consecutive trading days within four years from the date of grant; and

- one-third of the PCSO award will vest upon continued service of three years and achievement of a closing stock price that is at least 30% over the grant date stock price for at least 20 consecutive trading days within five years from the date of grant.

As of the end of fiscal 2023, stock price appreciation conditions had not been met for any of the tranches.

	Stock Price Hurdle (Grant Price: $28.48)	Time to Achieve Hurdle	Service Condition	Status as of 10/31/23
First Tranche	115% of grant price ($32.75)	3 years	1 year	Stock price hurdle has not been met
Second Tranche	120% of grant price ($34.18)	4 years	2 years	Stock price hurdle has not been met
Third Tranche	130% of grant price ($37.02)	5 years	3 years	Stock price hurdle has not been met

2023 RSUs

2023 RSUs and related dividend equivalent units vest ratably on an annual basis over three years from the grant date. Three-year vesting is common in our industry and supports executive retention and alignment with stockholder value.

Fiscal 2023 Long-term Incentive Compensation at Target

The following table shows combined total target grant values for annual grants attributable to fiscal 2023. These values represent target opportunities to earn future value-based compensation and are not actual earned amounts, which for PCSOs and PARSUs will be determined after the end of the applicable performance period based on continued employment, stock price growth and performance against pre-established performance goals.

Named Executive Officer	PARSUs	PCSOs	RSUs	Total Fiscal 2023 Long-term Incentive Grant
Enrique J. Lores	$5,985,000	$5,985,000	$5,130,000	$17,100,000
Marie Myers	$1,800,000	$1,800,000	$2,400,000	$6,000,000
Tuan Tran	$1,815,000	$1,815,000	$2,420,000	$6,050,000
Alex Cho	$1,776,900	$1,776,900	$2,369,200	$5,923,000
Julie Jacobs	$1,050,000	$1,050,000	$1,400,000	$3,500,000

Values in the Summary Compensation Table are different than the target values described in the table above. In the Summary Compensation Table, amounts reflect the grant date fair value for the EPS component for Year 1 (2023), for which goals were approved in January 2023, and the grant date fair value for the TSR modifier, consistent with accounting standards. Grant date fair values for the EPS component for Year 2 (2024) and Year 3 (2025) are not included in the Summary Compensation Table since EPS goals for those years are approved in their respective fiscal years.

The Summary Compensation Table for fiscal 2023 also includes a portion of the fiscal 2022 PARSUs Year 2 EPS (2023) and 2021 PARSUs Year 3 EPS (2023) for which goals were approved in January 2023.

For more information on grants to the NEOs during fiscal 2023, see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2023."

Long-term Incentive Compensation – Continuing Performance Awards from Prior Fiscal Years

2022 PARSUs

The design of the fiscal 2022 PARSUs is consistent with that of the fiscal 2023 PARSUs.

In November of 2022, the HRC Committee determined that fiscal 2022 EPS for fiscal 2022 PARSUs was achieved at 0% based on actual PARSU EPS performance of $3.91 (target of $4.38). In November of 2023, the HRC Committee determined that fiscal 2023 EPS for fiscal 2022 PARSUs was achieved at 76% based on actual PARSU EPS performance of $3.21 (target of $3.33). The final payout for fiscal 2022 PARSUs will also depend on performance in fiscal 2024 along with the three-year relative TSR performance.

| | Metric PARSU EPS[1] – 100% | | | Results | | |
	Fiscal 2022 EPS[2] Target: $4.38	Fiscal 2023 EPS Target: $3.33	Fiscal 2024 EPS	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2022 PARSUs	0%	76%	–	TBD	TBD	TBD

[1] EPS for PARSU measurement is calculated using non-GAAP net earnings adjusted to include bonus at target.

[2] The actual EPS performance achievement results were adjusted from $4.01 to $3.91 for fiscal 2022 in connection with the revision of financial statements described in the Form 10-Q for the quarter ended July 31, 2023. The adjustment did not impact the payout amount of the fiscal 2022 EPS, which remained at 0%.

2021 PARSUs

The design of the fiscal 2021 PARSUs is consistent with those of the fiscal 2023 and 2022 PARSUs.

The EPS performance target for fiscal 2023 is the same for the fiscal 2021, 2022 and 2023 PARSU awards. As a result, the Year 3 performance level was 76% based on PARSU EPS performance of $3.21 in fiscal 2023 (target of $3.33), as determined by the HRC Committee in November of 2023.

The 3-year TSR performance for fiscal 2021-2023 was at the 71st percentile relative to the TSR performance of other S&P 500 companies during this period, resulting in no modifier to the 3-year average EPS performance result.

The actual performance achievement for the three-year performance period (i.e., fiscal 2021-2023) for the 2021 PARSUs as of October 31, 2023 is summarized in the table below:

| | Metric PARSU EPS[1] – 100% | | | Results | | |
	Fiscal 2021 EPS[2] Target: $2.74	Fiscal 2022 EPS[2] Target: $4.38	Fiscal 2023 EPS Target: $3.33	Average EPS Performance	3-year TSR Payout Modifier	Total Payout
Fiscal 2021 PARSUs	300%	0%	76%	125.3%	0%	125.3%

[1] EPS for PARSU measurement is calculated using non-GAAP net earnings adjusted to include bonus at target.

[2] The actual EPS performance achievement results were adjusted from $4.08 to $4.12 for fiscal 2021 and $4.01 to $3.91 in fiscal 2022 in connection with the revision of financial statements described in the Form 10-Q for the quarter ended July 31, 2023. The adjustment did not impact the payout amount of the fiscal 2021 EPS and fiscal 2022 EPS, which remained at 300% and 0%, respectively.

Fiscal 2024 Compensation Program

The HRC Committee regularly evaluates ways to improve our executive compensation program. We believe that our current compensation structure effectively aligns real pay delivery with critical financial and strategic non-financial goals, reinforces year-over-year improvement and our growth-oriented strategy, offers a stable and consistent message to both stockholders and participants, and provides an attractive pay-for-performance incentive opportunity to encourage retention and leadership engagement. Our ongoing review of executive compensation programs and engagement with stockholders indicate that our fiscal 2023 incentive designs continue to support the Company's business strategy and compensation philosophy. However, we also see opportunities to increase our performance focus while simplifying our design and aligning more closely to the market. Changes for fiscal 2024 include the following:

- Increasing the weighting of PARSUs to 70% of total long-term incentive award value for the CEO and 60% for other NEOs;

- Adjusting our PARSU performance metrics to include a new growth metric that will be weighted at 20% of the overall PARSU award, with the remaining 80% continuing to be based on EPS performance, subject to the relative TSR modifier; and

- Discontinuing PCSOs as a component of the executive incentive program.

These changes will simplify the long-term incentive program, which will now have one less component, while improving our ability to drive and reward performance, including achievement of our growth strategy and driving value for our stockholders over time. The increased focus on PARSUs and elimination of a stock option component also better aligns our practices with those of other large technology peers with whom we compete for talent.

Benefits

We do not provide our executives, including the NEOs, with special or supplemental defined benefit pension or health benefits. Our NEOs receive health and welfare benefits (including retiree medical benefits, if eligibility conditions are met) under the same programs and subject to the same eligibility requirements that apply to our employees generally.

Benefits under all U.S. pension plans were frozen effective December 31, 2007. Benefits under the Electronic Data Systems ("EDS") Pension Plan ceased upon HP's acquisition of EDS in 2008. As a result, no NEO or any other HP employee accrued a benefit under any HP U.S. defined benefit pension plan during fiscal 2023. After the U.S. pension plans and the EDS were frozen, any amounts reported in previous years as an increase in pension benefits in the Summary Compensation Table are for those NEOs who previously accrued a benefit in a defined benefit pension plan prior to the cessation of accruals and reflect changes in actuarial values only, not additional benefit accruals.

The NEOs, along with other executives who earn base pay or an annual incentive in excess of certain limits of the Code or greater than $180,000, are eligible to participate in the 2005 Executive Deferred Compensation Plan (the "EDCP"). This plan is maintained to permit executives to defer some of their compensation in order to also defer taxation on such amounts. This is a standard benefit plan also offered by most of our peer group companies. The EDCP permits deferral of base pay in excess of the amount allowed under the qualified HP 401(k) Plan (the "HP 401(k) Plan") (the 401(k) deferral limit for calendar 2023 was $22,500) and up to 95% of the annual incentive payable under the 2004 Stock Incentive Plan, the Pay for Results Plan and other eligible plans. In addition, we make a 4% matching contribution to the EDCP on base pay contributions in excess of IRS limits up to a maximum of two times that limit (maximum of $13,200 in calendar 2023). This is the same percentage of matching contributions those executives are eligible to receive under the HP 401(k) Plan. In effect, the EDCP permits these executives and all eligible employees to receive a 401(k)-type matching contribution on a portion of base-pay deferrals in excess of IRS limits. Amounts deferred or matched under the EDCP are credited with hypothetical investment earnings based on investment options selected by the participant from among nearly all the proprietary funds available to employees under the HP 401(k) Plan. No amounts earn above-market returns. Benefits payable under the EDCP are unfunded and unsecured.

Executives are also eligible to have a yearly HP-paid medical exam as part of the HP U.S. executive physical program. This includes a comprehensive exam, thorough health assessment and personalized health advice. This benefit is also offered by our peer group companies.

Consistent with its practice of not providing any special or supplemental executive defined benefit programs, including arrangements that would otherwise provide special benefits to the family of a deceased executive, in 2011 the HRC Committee adopted a policy that, unless approved by our stockholders pursuant to an advisory vote, we will not enter into a new plan, program or agreement or modify an existing plan, program or agreement with a Section 16 officer (including the NEOs) that provides for payments, grants or awards following the death of the officer in the form of unearned salary or unearned annual incentives, accelerated vesting or the continuation in force of unvested equity grants, perquisites, and other payments or awards made in lieu of compensation, except to the extent that such payments, grants or awards are provided or made available to our employees generally.

Limited Perquisites

We provide a small number of perquisites to our senior executives, including the NEOs. For a list of all perquisites provided to our NEOs for fiscal 2023, please refer to "Fiscal 2023 All Other Compensation Table" on page 69.

HP maintains one corporate aircraft due to our global presence. For security, safety, effectiveness and efficiency purposes, the Company allows executives to use the corporate aircraft for personal reasons. The CEO is required by the Board to use corporate aircraft for all travel, including personal travel. For any such personal use, the NEO is taxed on the value of this usage according to the relevant rules of the Internal Revenue Code, including, in the event an NEO is accompanied on business travel by a guest or family member on the aircraft for personal reasons (if approved by the CEO or CLO), the value of the guest's or family member's usage. We do not provide tax gross-ups for the imputed income attributable to personal use. Among our NEOs, Mr. Lores is the only executive who used the corporate aircraft for personal travel during fiscal 2023.

In addition, we cover the costs of financial counseling, tax preparation and estate planning services for certain of our executives. These services provide these executives with a better understanding of their compensation and benefits and allow them to focus their attention on our future success.

We consider specific personal security measures (for example, security personnel or the installation and maintenance of security measures in and around an executive's residence) to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the covered executive and his or her family. The Board and the HRC Committee periodically review and approve the amount and nature of executive officers' security expenses.

Termination and Change in Control Protections

The HRC Committee is focused on ensuring that the severance and change of control protections available to our executives are consistent with market practice, provide clarity to prospective and current executives, and will help attract and retain talent. Consistent with this approach, our Section 16 officers (including all of the NEOs) are covered by the Amended and Restated Severance and Long-Term Incentive Change in Control Plan for Executive Officers (the "SPEO"), as subsequently amended. The SPEO is intended to protect our executives and our stockholders and provide a level of transition assistance in the event of an involuntary termination of employment. We have not entered into individual employment agreements or any severance or change in control agreements with our current NEOs.

Severance and Long-Term Incentive Change in Control Plan for Executive Officers

Under the SPEO, participants who incur an involuntary termination (i.e., a termination not for Cause, as defined in the SPEO), and who execute a full and effective release of claims following such termination, are eligible to receive severance benefits in an amount determined as a multiple of base pay, plus the average of either the actual annual incentives paid for the preceding three years or target bonus if the executive has received less than three full fiscal year annual cash bonuses at his or her seniority level as of immediately prior to such termination. In the case of the NEOs other than the CEO, the multiplier is 1.5. In the case of the CEO, the multiplier is 2.0. In all cases, this benefit will not exceed 2.99 times the sum of the executive's base pay plus target annual incentive as in effect immediately prior to the termination of employment.

Although most of the compensation for our executives is performance-based and largely contingent upon the achievement of financial goals, the HRC Committee continues to believe that the SPEO is appropriate for the attraction and retention of executive talent. In addition, we find it more equitable to offer severance benefits based on a standard formula for the Section 16 officers (including all of the NEOs) because severance often serves as a bridge when employment is involuntarily terminated and should therefore not be affected by other longer-term accumulations. As a result, and consistent with the practice of our peer group companies, other compensation decisions are not generally tied to the existence of this severance protection.

In addition to the cash benefit, SPEO participants are eligible to receive (1) a pro-rata annual incentive for the year of termination based on actual performance results, at the discretion of the HRC Committee, (2) pro-rata vesting of unvested equity awards (and for performance-based equity awards, only if any applicable performance conditions have been satisfied as of the end of the applicable performance period), and (3) payment of a lump-sum health-benefit stipend in an amount equal to 18 months' COBRA premiums for continued group medical coverage for the executive and his or her eligible dependents.

Severance Benefits in the Event of a Change in Control Under the SPEO

The SPEO also includes change in control terms for participants (including our NEOs). The benefits provided for involuntary terminations under the SPEO are also provided in connection with a voluntary termination for Good Reason (as defined in the SPEO) that occurs within 24 months after a change in control ("double trigger"). In addition, the SPEO provides for full vesting of outstanding stock options, RSUs, PCSOs and PARSUs upon involuntary termination not for Cause or voluntary termination for Good Reason within 24 months after a change in control, and in situations where equity awards are not assumed by the surviving corporation (a "modified double trigger"). The SPEO further provides that under either a double trigger or modified double trigger, PARSUs and PCSOs will vest based on actual performance with respect to the awards for which the applicable performance period has ended or target performance with respect to the awards for which the applicable performance period has not ended (with vested PCSOs remaining exercisable for one year following the termination date). In addition, in the event of any dispute under the SPEO relating to a participant's termination of employment within 24 months following a change in control, the Company will reimburse all related legal fees and expenses reasonably incurred by the participant if claims are brought in good faith. We do not provide tax gross ups in connection with terminations, including terminations in the event of a change in control.

Other Compensation-Related Matters

Succession Planning

Among the HRC Committee's responsibilities described in its charter is to oversee succession planning and leadership development. In addition, the full Board plans for succession of the CEO and annually reviews senior management selection, development and succession planning. As part of this process, the independent Directors annually review candidates for senior management positions to see that qualified candidates are available for all positions and that development plans are being utilized to strengthen the skills and qualifications of the candidates.

The criteria used when assessing the qualifications of potential CEO successors include, among others, strategic vision and leadership, operational excellence, financial management, executive officer leadership development, ability to motivate employees, and an ability to develop an effective working relationship with the Board. We also host a Board Buddy program through which each executive officer is aligned to a board member as a mentor to aid the executive's development while giving Board members a deeper understanding of the day-to-day operations of the Company.

In fiscal 2023, an executive talent review was conducted along with succession plans for each of the executive leaders. Successors having the necessary skill sets, performance, potential, and diversity were identified. Development plans for successors were also established to ensure readiness and those will be managed throughout the coming year. In addition to the annual succession planning process, the HRC Committee participates in an in-depth performance discussion of each executive officer at the time of the annual compensation review. Further, the HRC Committee receives regular People Updates at HRC Committee meetings throughout the year, which includes a review of key people processes and developments for that quarter.

In addition, the executive team participated in team and individual development discussions throughout the year. New external executive team members also completed an assessment and onboarding process to ensure their full integration into the team and maximize their effectiveness.

Stock Ownership Guidelines and Prohibition on Hedging and Pledging

Our stock ownership guidelines are designed to align executives' interests with those of our stockholders and mitigate compensation-related risk. The current guidelines provide that, within five years of assuming a designated position, the CEO should attain an investment position in our stock equal to seven times his base salary and all other Section 16 officers reporting directly to the CEO should attain an investment position equal to five times their base salaries. Our NEOs who have been in their current position for more than five years have met our stock ownership guidelines and our NEOs who have been in their current position for less than five years are on pace to meet the stock ownership guidelines within the allotted time frame.

Shares counted toward these guidelines include any shares held by the executive directly or through a broker, shares held through the HP 401(k) Plan, shares held as restricted stock and shares underlying time-vested RSUs. Beginning in fiscal 2021, we no longer count stock options toward stock ownership guidelines. We also do not include shares in ongoing PARSU cycles.

The HRC Committee has adopted a policy prohibiting all employees, including executive officers, and Directors from engaging in any form of hedging transaction (derivatives, equity swaps, forwards, etc.) involving Company securities, including, among other things, short sales and transactions involving publicly traded options. In addition, with limited exceptions, our executive officers are prohibited from holding our securities in margin accounts and from pledging our securities as collateral for loans. We believe that these policies further align our executives' interests with those of our stockholders.

Policies for Recoupment of Compensation

Effective October 2, 2023, HP implemented the "Mandatory Recovery Policy" and the "Clawback Policy".

Mandatory Covered Compensation Recovery Policy

The Mandatory Covered Compensation Recovery Policy (the "Mandatory Recovery Policy") applies to current and former Section 16 officers ("Covered Executives"). The policy was adopted in compliance with the rules implemented by the SEC under Dodd-Frank and corresponding NYSE listing standards.

If HP is required to prepare an accounting restatement (including a "Big R" or a "little r" restatement) due to material noncompliance with any federal securities laws, any Erroneously Awarded Compensation Received by a Covered Executive during the applicable three-year lookback period must be forfeited or paid back to HP reasonably promptly.

- "Erroneously Awarded Compensation" is limited to certain Section 16 officer compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure, such as PARSUs, PSCOs and annual incentive plan pay outs.

- Compensation must be "Received" (as defined by the NYSE listing standards) on or after the effective date of the applicable NYSE listing standards to be subject to recovery, among other limitations. Compensation is deemed "Received" in HP's fiscal period during which the financial reporting measure specified in or otherwise relating to the applicable award is attained.

- Amounts of Erroneously Awarded Compensation are recoverable to the extent they exceed the amount that otherwise would have been granted, vested or paid had such amount been determined based on the applicable restatement, computed on a pre-tax basis.

- The HRC Committee (the "Administrator" of the Mandatory Recovery Policy) is generally required to pursue (and does not have discretion to waive) recovery in the event of an accounting restatement, except if it determines that recovery is impracticable in accordance with narrow exceptions described in the Mandatory Recovery Policy in accordance with the SEC clawback rule and corresponding NYSE listing standards. Accordingly, whether recovery is sought under the Mandatory Recovery Policy is not dependent on a Covered Executive's commission of fraud or misconduct or consideration of any other mitigating circumstances, including the relative culpability, if any, of any Covered Executive in the events that gave rise to the triggering accounting restatement.

Applicable Compensation Clawback Policy

The Applicable Compensation Clawback Policy (the "Clawback Policy") applies to current and former Section 16 officers and Executive Leadership Team members (collectively, "Covered Persons"). This policy is in addition to the Mandatory Recovery Policy and allows for the clawback of compensation for a Covered Person's misconduct, regardless of whether a financial restatement has occurred.

If the HRC Committee (the "Administrator" of the Clawback Policy) determines that any Covered Person committed Misconduct (as defined below), the Administrator has discretion to seek recovery and forfeiture of all or a portion of any Applicable Compensation (as defined below) awarded to the Covered Person in, for, or in respect of the fiscal year or performance period in which the act, or failure to act, constituting Misconduct occurred, to the extent such Applicable Compensation vested or was paid or settled in the three years preceding the Administrator's initial efforts to seek such recovery or to the extent such Applicable Compensation remained unpaid or unvested, regardless of whether the Misconduct resulted in an award or payment greater than what would have been awarded absent Misconduct.

- The Misconduct definition is based on the Cause definition in the 2004 Stock Incentive Plan.

- "Applicable Compensation" means compensation received by a Covered Person, whether cash- or equity-based, which may be discretionary, time-based or performance-based, including, without limitation, any cash bonuses or equity-based compensation awarded under the 2004 Stock Incentive Plan, incentive-based compensation, amounts paid or payable under the SPEO, and amounts paid or payable under any other cash bonus or incentive compensation plans determined by the Administrator to be covered by the Clawback Policy, but not including salary or employee retirement or welfare benefits.

Accounting and Tax Effects

The HRC Committee considers all factors that may have an impact on our financial performance when approving our compensation programs, including tax (including Section 162(m) of the Code) and accounting rules and regulations. Section 162(m) generally limits our ability to deduct compensation paid to "covered employees" (as defined in the Code) to the extent such compensation exceeds $1 million to such employee in any fiscal year. Although our compensation programs may take into consideration Section 162(m) as a factor, these considerations will not necessarily limit compensation to only amounts that are deductible by us under Section 162(m).

HR and Compensation Committee Report on Executive Compensation

The HRC Committee of the Board of HP has reviewed and discussed with management this Compensation Discussion and Analysis. Based on this review and discussion, it has recommended to the Board that this Compensation Discussion and Analysis be included in this proxy statement and in the Annual Report on Form 10-K of HP filed for the fiscal year ended October 31, 2023.

HR and Compensation Committee of the Board of Directors

Stephanie A. Burns, Chair
Aida Alvarez
Shumeet Banerji
Chip Bergh
Bruce Broussard

Executive Compensation Tables

Fiscal 2023 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for fiscal 2023, 2022, and 2021, as applicable. Per SEC reporting guidelines, our NEOs for fiscal 2023 include our CEO (Mr. Lores), our CFO (Ms. Myers), and the next three most highly compensated individuals serving as executive officers as of the last day of the fiscal year, October 31, 2023 (Mr. Tran, Mr. Cho and Ms. Jacobs).

Name and Principal Position	Year	Salary[2] ($)	Bonus[3] ($)	Stock Awards[4] ($)	Option Awards[5] ($)	Non-Equity Incentive Plan Compensation[6] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[7] ($)	All Other Compensation[8] ($)	Total ($)
Enrique J. Lores President and CEO	2023	1,300,000	–	10,148,835	5,714,757	1,989,000	–	305,839	19,458,431
	2022	1,250,000	–	12,844,359	5,341,057	1,445,564	–	198,946	21,079,926
	2021	1,200,000	–	10,558,022	4,107,368	4,440,000	–	428,416	20,733,806
Marie Myers Chief Financial Officer	2023	820,000	–	3,929,488	1,718,724	846,855	–	70,575	7,385,642
	2022	780,000		3,670,097	1,739,653	608,871	–	90,256	6,888,877
	2021	664,445	250,000	3,185,034	1,216,998	1,794,000	–	111,091	7,221,568
Tuan Tran President, Imaging, Printing & Solutions	2023	820,000	–	4,113,779	1,733,045	846,855	–	50,536	7,564,215
	2022	780,000	–	5,503,615	1,754,919	608,871	–	44,153	8,691,558
	2021	715,000	–	4,066,688	1,673,373	1,785,712	5,418	78,876	8,325,067
Alex Cho President, Personal Systems	2023	803,500	–	4,046,599	1,696,667	829,815	–	41,820	7,418,401
	2022	780,000	–	5,610,175	1,754,919	582,546	–	42,670	8,770,310
	2021	740,000	–	4,552,967	1,673,373	1,998,002	15	43,426	9,007,783
Julie Jacobs[1] Chief Legal Officer & General Counsel	2023	700,000	2,000,000	1,851,494	1,002,586	570,500	–	28,496	6,153,076
	2022	58,333	–	9,000,011	–	32,271	–	–	9,090,615

[1] Ms. Jacobs was hired on October 3, 2022 as the Company's Chief Legal Officer & General Counsel.

[2] Amounts shown represent base salary earned or paid during the applicable fiscal year, as described under the heading "Executive Compensation—Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—2023 Base Salary."

[3] In fiscal 2021 Ms. Myers received a one-time lump sum cash payment of $250,000 in connection with her appointment as Acting Chief Financial Officer, while continuing to lead our Transformation and IT organization. Ms. Jacobs received a one-time $2,000,000 payment in fiscal 2023 in recognition of foregone compensation at her previous employer.

[4] The grant date fair value of all stock awards has been calculated in accordance with applicable accounting standards, excluding the effect of estimated forfeitures. In the case of RSUs, the value is determined by multiplying the number of units granted by the closing price of our stock on the grant date. For PARSUs awarded in fiscal 2023, they include both internal (EPS) goals and the market-related (TSR) performance modifier as described under the heading "Executive Compensation—Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—Long-Term Incentive Compensation—Fiscal Awards 2023." Amounts shown reflect the grant date fair value of the first tranche of the 2023 PARSUs for which the EPS goal has been established (i.e., for fiscal 2023) based on the probable outcome of performance conditions related to these PARSUs at the grant date. Consistent with the applicable accounting standards, the grant date fair value of the market-related TSR modifier has been determined using a Monte Carlo simulation model. Further, consistent with accounting standards, grant date fair value reflects the EPS portion of the award for Year 1 only, for which goals were approved in January 2023. This value also reflects the grant date fair value of the EPS portion of the 2022 PARSU award for Year 2 (fiscal 2023 EPS) and the EPS portion of the 2021 PARSU award for Year 3 (fiscal 2023 EPS), for which goals were approved in January 2023. The table below sets forth the grant date fair value for the fiscal 2023 EPS portion of the 2023 PARSUs granted on December 8, 2022, the fiscal 2023 EPS portion of the 2022 PARSUs granted on December 7, 2021, and the fiscal 2023 EPS portion of the 2021 PARSUs granted on December 7, 2020:

Name	Date of Original PARSU Grant	Probable Outcome of Performance Conditions Grant Date Fair Value ($)*	Maximum Outcome of Performance Conditions Grant Date Fair Value ($)*	Market-related Component Grant Date Fair Value ($)**
Enrique J. Lores	12/8/2022	1,738,215	5,214,644	835,356
	12/7/2021	1,051,516	3,154,549	
	12/7/2020	1,393,760	4,181,280	
Marie Myers	12/8/2022	522,776	1,568,329	251,235
	12/7/2021	342,506	1,027,517	
	12/7/2020	412,961	1,238,883	
Tuan Tran	12/8/2022	527,110	1,581,330	253,327
	12/7/2021	345,502	1,036,506	
	12/7/2020	567,837	1,703,510	
Alex Cho	12/8/2022	516,057	1,548,170	248,010
	12/7/2021	345,502	1,036,506	
	12/7/2020	567,837	1,703,510	
Julie Jacobs	12/8/2022	304,950	914,851	146,552

* Amounts shown represent the grant date fair value of the PARSUs subject to the internal EPS performance goal (i) based on the probable outcome as of the date the goals were set and (ii) based on achieving the maximum level of performance for the performance period beginning in fiscal 2023. The grant date fair value of the 2023 PARSUs Year 1 EPS units awarded on December 8, 2022, 2022 PARSUs Year 2 EPS units awarded on December 7, 2021 and 2021 PARSUs Year 3 EPS units awarded on December 7, 2020 was $29.09 per unit, which was the closing share price of our common stock on January 10, 2023 when the EPS goal was approved. The values of the 2023 PARSUs Year 2 and Year 3 EPS units will not be available until January 2024 and January 2025, respectively, and therefore are not included for fiscal 2023, but will be included for their respective fiscal years.

** Amounts shown represent the grant date fair value of PARSUs subject to the market-related TSR modifier of the PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. The grant date fair value of the market-related TSR modifier of the PARSUs granted December 8, 2022 was $4.66 per unit, which was determined using a Monte Carlo simulation model. The significant assumptions used in this simulation model were a volatility rate of 44.43%, a risk-free interest rate of 3.97%, and a simulation period of 2.9 years. For information on the assumptions used to calculate the grant date fair value of the awards, refer to Note 5 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023, as filed with the SEC on December 18, 2023.

[5] The grant date fair value of PCSO awards has been calculated in accordance with applicable accounting standards, excluding the effect of estimated forfeitures, using a combination of a Monte Carlo simulation model and a lattice model, as these awards contain market conditions. For information on the assumptions used to calculate the grant date fair value of the awards, refer to Note 5 of our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended October 31, 2023, as filed with the SEC on December 18, 2023.

[6] Amounts shown represent payouts under the annual incentive plan (amounts earned during the applicable fiscal year but paid after the end of that fiscal year), as described under the heading "Executive Compensation—Compensation, Discussion and Analysis-Determination of Fiscal 2023 Executive Compensation—2023 Annual Incentives."

[7] Amounts shown represent the increase in the actuarial present value of NEO pension benefits during the applicable fiscal year. The values are reflected as "$0" for Mr. Tran and Mr. Cho for 2022 and 2023 because of the declines in pension values of $123,602 and $264,237 from 2021 to 2022, and $6,341 and $13,938 from 2022 to 2023, respectively, due to the significant increases in discount rates from 2021 to 2022 and the lesser increases in discount rates from 2022 to 2023. As described in more detail under the heading "Narrative to the Fiscal 2023 Pension Benefits Table" below, pension accruals have generally ceased for all NEOs, and NEOs hired after the dates that pension accruals ceased are not eligible to participate in any U.S. defined benefit pension plan. The only exception for the NEOs listed above is Mr. Cho who participates in the International Retirement Guarantee (IRG), which is provided to a small, closed group of employees who have transferred between countries with pension/retirement indemnity plans. Mr. Cho will not accrue additional benefits under the IRG unless he transfers outside of the U.S. with HP for an extended period of time. Accordingly, the amounts reported for the NEOs do not reflect additional accruals but reflect the passage of one more year from the prior present value calculation, Deferred Profit-Sharing Plan returns, and changes in other actuarial assumptions. The assumptions used in calculating the changes in pension benefits are described in footnote (2) to the "Fiscal 2023 Pension Benefits Table." No HP plan provides for above-market earnings on deferred compensation amounts, so the amounts reported in this column do not reflect any such earnings.

[8] The amounts shown are detailed in the "Fiscal 2023 All Other Compensation Table" below.

Fiscal 2023 All Other Compensation Table

The following table provides additional information about the amounts that appear in the "All Other Compensation" column in the "Summary Compensation Table" above.

Name	401(k) Company Match[1] ($)	NQDC Company Match[2] ($)	Mobility Program[3] ($)	Security Services/ Systems[4] ($)	Personal Aircraft Usage[5] ($)	Miscellaneous[6] ($)	Total AOC ($)
Enrique J. Lores	13,200	12,200	19,315	31,356	182,299	47,469	305,839
Marie Myers	13,200	12,200	–	27,175	–	18,000	70,575
Tuan Tran	13,200	10,925	8,411	–	–	18,000	50,536
Alex Cho	13,200	12,200	–	–	–	16,420	41,820
Julie Jacobs	13,200	–	–	945	–	14,351	28,496

[1] Represents matching contributions made under the HP 401(k) Plan that were earned for 2023.

[2] Represents matching contributions credited during fiscal 2023 under the HP Executive Deferred Compensation Plan with respect to the 2022 calendar year of that plan.

[3] For Mr. Lores and Mr. Tran, represents tax preparation, filing, equalization and compliance services paid under HP's tax assistance due to business travel in Korea. Due to the taxation impact on US taxpayers who travel to Korea on business and the increase in business travel to Korea due to our acquisition of Samsung's Print business, the HRC Committee approved a Tax Assistance Program during its July 2017 meeting that covers our Section 16 officers. The program has the same characteristics as the existing tax equalization program for all other employees. Both programs together ensure a tax neutral scenario for all HP employees who must comply with Korean tax requirements due to business travel to Korea.

[4] Represents home security services provided to the NEOs and, consistent with SEC guidance, the aggregate incremental cost associated with these services is reported here as a perquisite. For the CEO and CFO, we provided a home security evaluation and residential security systems. At times, we may provide security for the NEOs as needed to address security concerns arising out of our business, which during fiscal 2023 included personal security services provided during business-related travel and at business facilities. We consider personal security measures to be appropriate expenses that arise out of the executive's employment responsibilities and that are necessary to his or her job performance and to ensure the safety of the covered executive and his or her family. We believe that all Company-incurred security costs are reasonable and necessary and for the Company's benefit. The Board and the HRC Committee periodically review and approve the amount and nature of executive officers' security expenses.

[5] Represents the value of personal usage of HP corporate aircraft. For purposes of reporting the aggregate incremental cost to HP of such personal usage in this table, we use data provided by an outside firm to calculate the hourly cost of operating the Company's aircraft. These costs include the cost of fuel, maintenance, landing and parking fees, crew, security for crew, as needed, catering and supplies. For trips by NEOs that involve mixed personal and business usage, we include the aggregate incremental cost of such personal usage (i.e., the excess of the cost of the actual trip over the cost of a hypothetical trip without the personal usage). For income tax purposes, the amounts included in NEO income are calculated based on the standard industry fare level valuation method. No tax gross ups are provided for this imputed income.

[6] Includes other amounts paid either directly to the executives or on their behalf, including financial counseling, tax preparation and estate planning services, as discussed further in "Compensation Discussion and Analysis." For Mr. Lores, the amount includes $27,697 for personal ground transportation expenses incurred while on business trips, $18,000 for financial counseling services, and $1,772 in respect of a tax equalization payment and corresponding gross up, under HP's Tax Assistance Program for Korea business travel. For Ms. Myers, the amount includes $18,000 for financial counseling services. For Mr. Tran, the amount includes $18,000 for financial counseling services. For Mr. Cho, the amount includes $16,400 for financial counseling services and a $20 wellness incentive. All U.S. employees are eligible to receive the wellness incentive. For Ms. Jacobs, the amount includes $14,351 for financial counseling services.

Grants of Plan-Based Awards in Fiscal 2023

The following table provides information on annual incentive awards for fiscal 2023 and awards of RSUs, PCSOs and PARSUs granted during fiscal 2023 as a part of our long-term incentive program:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Securities Underlying Options[4] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant-Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Enrique J. Lores											
Annual Incentive		26,000	2,600,000	5,200,000							
RSU	12/8/2022							180,126			5,129,988
PCSO	12/8/2022								634,503	28.48	5,714,757
PARSU	12/8/2022				29,877	59,753	179,259				2,573,571
PARSU	12/7/2021				18,074	36,147	108,441				1,051,516
PARSU	12/7/2020				23,956	47,912	143,736				1,393,760
Marie Myers											
Annual Incentive		11,070	1,107,000	2,214,000							
RSU	12/8/2022							84,270			2,400,010
PCSO	12/8/2022								190,828	28.48	1,718,724
PARSU	12/8/2022				8,986	17,971	53,913				774,011
PARSU	12/7/2021				5,887	11,774	35,322				342,506
PARSU	12/7/2020				7,098	14,196	42,588				412,961
Tuan Tran											
Annual Incentive		11,070	1,107,000	2,214,000							
RSU	12/8/2022							84,972			2,420,003
PCSO	12/8/2022								192,418	28.48	1,733,045
PARSU	12/8/2022				9,060	18,120	54,360				780,437
PARSU	12/7/2021				5,939	11,877	35,631				345,502
PARSU	12/7/2020				9,760	19,520	58,560				567,837
Alex Cho											
Annual Incentive		10,847	1,084,725	2,169,450							
RSU	12/8/2022							83,188			2,369,194
PCSO	12/8/2022								188,379	28.48	1,696,667
PARSU	12/8/2022				8,870	17,740	53,220				764,066
PARSU	12/7/2021				5,939	11,877	35,631				345,502
PARSU	12/7/2020				9,760	19,520	58,560				567,837
Julie Jacobs											
Annual Incentive		7,000	700,000	1,400,000							
RSU	12/8/2022							49,157			1,399,991
PCSO	12/8/2022								111,316	28.48	1,002,586
PARSU	12/8/2022				5,242	10,483	31,449				451,503

[1] Amounts represent the range of possible cash payouts for fiscal 2023 annual incentive awards under the 2004 Stock Incentive Plan based upon annual salary, as described under the heading "Executive Compensation—Compensation Discussion and Analysis-Determination of Fiscal 2023 Executive Compensation—2023 Annual Incentives."

[2] For the fiscal 2021, 2022 and 2023 PARSUs, amounts represent the range of shares that may be released at the end of the three-year vesting period applicable to the PARSUs assuming achievement of threshold, target, or maximum performance. For the 2023 PARSUs year 1, 2022 PARSUs year 2, and 2021 PARSUs year 3, fiscal 2023 EPS units are reflected in this table, including the grant date fair value of the market-related TSR goal modifier of the 2023 PARSUs, for which expense recognition is not subject to probable or maximum outcome assumptions. If our average three-year performance for EPS, modified by relative TSR performance, as applicable, is below threshold for the performance period, no shares will be released based on the terms of the program. For additional details, see the discussion of PARSUs under the heading "Executive Compensation—Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—Long-Term Incentive Compensation—Fiscal 2023 Awards—2023 PARSUs."

[3] RSUs vest as to one-third of the units on each of the first three anniversaries of the grant date, subject to continued service through the applicable vesting date.

(4) PCSOs will vest as follows: (i) one-third of the PCSO award will vest upon continued service of one year and achievement of a closing stock price that is at least 15% over the grant date stock price for at least 20 consecutive trading days within three years from the date of grant; (ii) one-third of the PCSO award will vest upon continued service for two years and achievement of a closing stock price that is at least 20% over the grant date stock price for at least 20 consecutive trading days within four years from the date of grant; and (iii) one-third of the PCSO award will vest upon continued service of three years and achievement of a closing stock price that is at least 30% over the grant date stock price for at least 20 consecutive trading days within five years from the date of grant. For additional details, see the discussion of PCSOs under the heading "Executive Compensation—Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—Long-Term Incentive Compensation—Fiscal 2023 Awards—2023 PCSOs."

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table provides information on stock and option awards held by the NEOs as of October 31, 2023:

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price[3] ($)	Option Expiration Date[4]	Number of Shares or Units of Stock That Have Not Vested[5] (#)	Market Value of Shares or Units of Stock That Have Not Vested[6] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[7] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[6] ($)
Enrique J. Lores	424,973	212,487 (1)		23.68	12/6/2030	356,019	9,373,986	95,900	2,525,047
			498,543	37.29	12/6/2031				
			634,503	28.48	12/7/2032				
Marie Myers	125,918	62,959 (1)		23.68	12/6/2030	169,408	4,460,501	29,745	783,186
			162,382	37.29	12/6/2031				
			190,828	28.48	12/7/2032				
Tuan Tran	173,137	86,569 (1)		23.68	12/6/2030	165,975	4,370,112	29,997	789,821
			163,807	37.29	12/6/2031				
			192,418	28.48	12/7/2032				
Alex Cho	173,137	86,569 (2)		23.68	12/6/2030	164,124	4,321,392	29,617	779,816
			163,807	37.29	12/6/2031				
			188,379	28.48	12/7/2032				
Julie Jacobs			111,316	28.48	12/7/2032	291,358	7,671,460	10,483	276,017

(1) The option awards vest in three tranches, provided: (i) the performance hurdle for the first tranche has been met within two years from the grant date, (ii) the performance hurdle for the second tranche has been met within four years from the grant date, and (iii) the performance hurdle for the third tranche has been met within five years from the grant date. The option awards held by Mr. Lores, Ms. Myers and Mr. Tran fully vested as to the remaining one-third of the options on the third anniversary of December 7, 2020, the date of grant. The option award would continue to vest in accordance with this schedule in the event Mr. Lores, Ms. Myers or Mr. Tran retired from HP. Mr. Lores, Ms. Myers and Mr. Tran are retirement eligible.

(2) The option awards vest in three tranches, provided: (i) the performance hurdle for the first tranche has been met within two years from the grant date, (ii) the performance hurdle for the second tranche has been met within four years from the grant date, and (iii) the performance hurdle for the third tranche has been met within five years from the grant date. The performance hurdles applicable to this option award were achieved by the end of fiscal 2023. Such option award vested as to the remaining one-third of the options on the third anniversary of December 7, 2020, the date of grant.

(3) Option exercise prices are the fair market value of our stock on the grant date.

(4) All options have a ten-year term.

(5) The amounts in this column include shares underlying dividend equivalent units credited with respect to outstanding stock awards through October 31, 2023. The release dates and release amounts for all unvested stock awards are as follows, assuming continued service and satisfaction of any applicable financial performance conditions:

- Mr. Lores: December 7, 2023 (176,281 shares plus accrued dividend equivalent shares); December 7, 2024 (100,268 shares plus accrued dividend equivalent shares); December 7, 2025 (60,042 shares plus accrued dividend equivalent shares).
- Ms. Myers: December 7, 2023 (70,994 shares plus accrued dividend equivalent shares); February 17, 2024 (12,684 shares plus accrued dividend equivalent shares); December 7, 2024 (48,471 shares plus accrued dividend equivalent shares); December 7, 2025 (28,090 shares plus accrued dividend equivalent shares).
- Mr. Tran: December 7, 2023 (79,853) shares plus accrued dividend equivalent shares); December 7, 2024 (48,884 shares plus accrued dividend equivalent shares); December 7, 2025 (28,324 shares plus accrued dividend equivalent shares).
- Mr. Cho: December 7, 2023 (79,258 shares plus accrued dividend equivalent shares); December 7, 2024 (48,289 shares plus accrued dividend equivalent shares); December 7, 2025 (27,730 shares plus accrued dividend equivalent shares).
- Ms. Jacobs: December 7, 2023 (16,385 shares plus accrued dividend equivalent shares); October 3, 2024 (115,875 shares plus accrued dividend equivalent shares); December 7, 2024 (16,386 shares plus accrued dividend equivalent shares); October 3, 2025 (115,875 shares plus accrued dividend equivalent shares); December 7, 2025 (16,386 shares plus accrued dividend equivalent shares).

(6)   Value calculated based on the $26.33 closing price of our stock on October 31, 2023.

(7)   The amounts in this column include the amounts of PARSUs granted in fiscal 2022 (Year 1 and Year 2 EPS units) and fiscal 2023 (Year 1 EPS units). The EPS units for PARSUs granted in fiscal 2022 and 2023 are reported based on threshold (50%) and target (100%) performance, respectively. Actual payout will be based on achievement of performance goals at the end of the three-year vesting period. For additional details, see the discussion of PARSUs under the heading "Executive Compensation—Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—Long-Term Incentive Compensation—Fiscal 2023 Awards—2023 PARSUs."

Option Exercises and Stock Vested in Fiscal 2023

The following table provides information about options exercised and stock awards vested for the NEOs during the fiscal year ended October 31, 2023:

	Option Awards		Stock Awards[1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[3] ($)
Enrique J. Lores	156,976	2,860,667	397,722	10,772,705
Marie Myers	–	–	152,289	4,219,896
Tuan Tran	–	–	166,468	4,512,252
Alex Cho	–	–	168,611	4,571,892
Julie Jacobs	–	–	119,019	3,109,966

(1)   Includes PARSUs, RSUs, and accrued dividend equivalent shares.

(2)   Represents the amounts realized based on the difference between the market price of HP common stock on the date of exercise and the exercise price.

(3)   Represents the amounts realized based on the fair market value of our stock on the performance period end date for PARSUs (October 31, 2023) and on the vesting date for RSUs and accrued dividend equivalent shares. Fair market value is determined based on the closing price of our stock on the applicable performance period end/ vesting date.

Fiscal 2023 Pension Benefits Table

The following table provides information about the present value of accumulated pension benefits payable to each NEO:

Name	Plan Name[1]	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Enrique J. Lores[3]	–	–	–	–
Marie Myers[4]	–	–	–	–
Tuan Tran	RP	14.6	225,552	–
	EBP	14.6	136,258	–
Alex Cho	RP	7.6	53,288	–
	EBP	7.6	6	–
	IRG	28.3	96,209	–
Julie Jacobs[3]	–	–	–	–

(1)   The "RP" and the "EBP" are the qualified HP Retirement Plan and the non-qualified HP Excess Benefit Plan, respectively. All benefits are frozen under these plans. The RP has been merged into the HP Inc. Pension Plan (formerly known as the Hewlett-Packard Company Retirement Plan). The "IRG" is the International Retirement Guarantee which is a nonqualified plan covering certain highly compensated international transfers.

(2)   The present value of accumulated benefits is shown at the age 65 unreduced retirement age for the RP, the EBP and the IRG using the assumptions under Accounting Standards Codification (ASC) Topic 715-30 Defined Benefit Plans—Pension for the fiscal 2023 year-end measurement (as of October 31, 2023) ("ASC Topic 715-30"). The present value is based on a discount rate of 6.18% for the RP, 5.80% for the EBP and 5.79% for the IRG, lump sum interest rates of 5.80% for the first five years, 6.30% for the next 15 years and 6.25% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years. As of October 31, 2022 (the prior measurement date), the ASC Topic 715-30 assumptions included a discount rate of 5.70% for the RP, 5.35% for the EBP, and 5.32% for the IRG, lump sum interest rates of 5.25% for the first five years, 5.85% for the next 15 years and 5.85% thereafter, and applicable mortality for lump sums with the respective mortality improvement scale applied for future years.

(3) Mr. Lores and Ms. Jacobs are not eligible to receive benefits under any defined benefit pension plan because we ceased benefit accruals under all of our U.S.-qualified defined benefit pension plans prior to the commencement of their employment with HP in the U.S.

(4) Ms. Myers was a participant in the RP and EBP, but when she previously left the Company, she was paid her RP and EBP benefits in fiscal 2019.

Narrative to the Fiscal 2023 Pension Benefits Table

No NEO currently accrues a benefit under any qualified or non-qualified defined benefit pension plan because we ceased benefit accruals in all our U.S.-qualified defined benefit pension plans (and their non-qualified plan counterparts) in prior years. In the case of Mr. Cho, his IRG benefit is based on the U.S. retirement program and since the U.S. pension plans are frozen there is no accrual under that plan. Benefits previously accrued by Mr. Cho under the RP, EBP and IRG and by Mr. Tran under the RP and EBP are payable to them following termination of employment, subject to the terms of the applicable plans.

Terms of the HP Retirement Plan (RP) and HP Excess Benefit Plan (EBP)

Mr. Cho and Mr. Tran earned benefits under the RP and the EBP based on pay and service prior to 2006. The RP is a traditional defined benefit plan that provided a benefit based on years of service and the participant's "highest average pay rate," reduced by a portion of Social Security earnings. "Highest average pay rate" was determined based on the 20 consecutive fiscal quarters when pay was the highest. Pay for this purpose included base pay and bonus, subject to applicable IRS limits. Benefits under the RP may be taken in one of several different annuity forms or in an actuarially equivalent lump sum. Mr. Tran was a participant in the RP before November 1, 1993 so he has an HP Deferred Profit Sharing Plan ("DPSP") balance which is integrated with the RP. Benefits calculated under the RP are offset by the value of benefits earned under the DPSP before November 1, 1993. Together, the RP and the DPSP constitute a "floor-offset" arrangement for periods before November 1, 1993. Benefits not payable from the RP and the DPSP due to IRS limits are paid from the EBP under which benefits are unfunded and unsecured. When an EBP participant terminates employment, the benefit liability is transferred to the EDCP, where an account is established for the participant. That account is then credited with hypothetical investment earnings (gains or losses) based upon the investment election made by participants from among investment options similar to those offered under the HP 401(k) Plan. There is no formula that would result in above-market earnings or payment of a preferential interest rate on this benefit. At the time of distribution, amounts representing EBP benefits are paid from the EDCP in a lump sum or installment form, according to pre-existing elections made by those participants, except that participants with a small benefit or who have not qualified for retirement status (generally, age 55 or older with at least 15 years of continuous service since the last hire date; but for deferrals made during 2023 and in future years, age 55 or older with attainment of at least 70 points (with "points" generally defined as the sum of the participant's age plus total years of service)) are paid their EBP benefit in January of the year following their termination, subject to any delay required by Section 409A of the Code.

Since Mr. Cho became a participant in the RP after November 1, 1993, he has no DPSP balance to be integrated with the RP.

Terms of the International Retirement Guarantee (IRG)

Employees who transferred internationally at the Company's request prior to 2000 were put into an international umbrella plan. This plan determines the country of guarantee which is generally the country in which an employee has spent the longest portion of his HP career. For Mr. Cho, the country of guarantee is currently the U.S. The IRG determines the present value of a full career benefit for Mr. Cho under the HP sponsored retirement benefit plans that applied to employees working in the U.S., and U.S. Social Security (since the U.S. is his country of guarantee) then offsets the present value of the retirement benefits from plans and social insurance systems in the countries in which he earned retirement benefits (France and the U.S.) for his total period of HP employment. The net benefit value is payable as a single lump sum amount as soon as practicable after termination or retirement, subject to any delay required by Section 409A of the Code. This is a nonqualified retirement plan.

Fiscal 2023 Non-Qualified Deferred Compensation Table

The following table provides information about contributions, earnings, withdrawals, distributions, and balances under the EDCP:

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[1][2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at Last FYE[4] ($)
Enrique J. Lores	601,391	12,200	408,054	47,318	5,964,147
Marie Myers	115,331	12,200	7,912	–	477,378
Tuan Tran	544,251	10,925	240,029	–	3,977,832
Alex Cho	13,100	12,200	(623)	–	119,139
Julie Jacobs	11,000	–	(88)	–	10,912

(1) The amounts reported here as "Executive Contributions" are reported as compensation to such NEO in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the "Summary Compensation Table" above.

(2) The amounts reported here as "Registrant Contributions" are reported as compensation to such NEO in the "All Other Compensation" column in the "Summary Compensation Table." The contributions reported here as "Registrant Contributions" were made in fiscal 2023 with respect to calendar year 2022 participant base pay deferrals. During fiscal 2023, the NEOs were eligible to receive a 4% matching contribution on base pay deferrals that exceeded the IRS limit that applies to the qualified HP 401(k) Plan up to a maximum of two times that limit.

(3) The distributions reported here were made pursuant to participant elections made prior to the time that the amounts were deferred in accordance with plan rules.

(4) Of these balances, the following amount was reported as compensation to such NEO in the Summary Compensation Table in prior proxy statements: Mr. Lores $4,190,260, Ms. Myers $323,001, Mr. Tran $2,493,900, Mr. Cho $85,240, and Ms. Jacobs $0. The information reported in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional earned compensation.

Narrative to the Fiscal 2023 Non-Qualified Deferred Compensation Table

HP sponsors the EDCP, a non-qualified deferred compensation plan that permits eligible U.S. employees to defer base pay in excess of the amount taken into account under the qualified HP 401(k) Plan and bonus amounts of up to 95% of the annual incentive bonus payable under the annual incentive plan. In addition, a matching contribution is available under the plan to eligible employees. The matching contribution applies to base pay deferrals of compensation above the IRS limit that applies to the qualified HP 401(k) Plan, up to a maximum of two times that compensation limit (matching contributions made in fiscal 2023 pertained to base pay from $305,000 to $610,000 during calendar year 2022). During fiscal 2023, participants in the EDCP, including the NEOs, were eligible for a matching contribution of up to 4% on base pay contributions in excess of the IRS limit, up to a maximum of two times that limit as noted above.

Upon becoming eligible for participation or during the annual enrollment period, employees must specify the amount of base pay and/or the percentage of bonus to be deferred, as well as the time and form of payment. If termination of employment occurs before retirement (defined as at least age 55 and 15 years of continuous service for deferral elections made prior to the January 2023 plan year, or defined as at least age 55 with the attainment of at least 70 points (with "points" generally defined as the sum of the participant's age plus total years of service), for deferral elections made during the January 2023 plan year and thereafter), distribution is made in the form of a lump sum in January of the year following the year of termination, subject to any delay required under Section 409A of the Code. At retirement (or earlier, if properly elected), benefits are paid according to the distribution election made by the participant at the time of the deferral election, subject to any delay required under Section 409A of the Code. As of the end of fiscal 2023, Mr. Lores, Ms. Myers and Mr. Tran were the only NEOs who were retirement eligible. In the event of death, the remaining vested EDCP account balance will be paid to the designated beneficiary, or otherwise in accordance with the EDCP provisions, in a single lump-sum payment in the month following the month of death.

Amounts deferred or credited under the EDCP are credited with hypothetical investment earnings based on participant investment elections made from among the investment options available under the HP 401(k) Plan. Accounts maintained for participants under the EDCP are not held in trust, and all such accounts are subject to the claims of general creditors of HP. No amounts are credited with above-market earnings.

Potential Payments Upon Termination or Change in Control

The amounts in the following table estimate potential payments due if a NEO had terminated employment with HP effective October 31, 2023 under each of the circumstances specified below. These amounts are in addition to benefits generally available to U.S. employees upon termination of employment, such as distributions from the retirement plans and the HP 401(k) Plan and payment of accrued vacation where required. Ms. Myers voluntarily resigned as Chief Financial Officer, effective December 31, 2023, and left the Company on January 12, 2024. Ms. Myers did not receive any cash severance in connection with her voluntary resignation and, because she was retirement eligible at the time of her resignation, her outstanding equity became vested consistent with the retirement treatment described in the table below.

Name	Termination Scenario	Total[1]	Severance[2]	Long Term Incentive Programs[3] Stock Options	Restricted Stock Units	PARSU
Enrique J. Lores	Voluntary	$ 12,779,480	$ —	$ 563,091	$ 9,373,986	$ 2,842,403
	Disability	$16,560,625	$ —	$ 563,091	$ 9,373,986	$ 6,623,548
	Retirement	$ 12,779,480	$ —	$ 563,091	$ 9,373,986	$ 2,842,403
	Death	$16,560,625	$ —	$ 563,091	$ 9,373,986	$ 6,623,548
	Not for Cause	$20,660,258	$ 7,880,778	$ 563,091	$ 9,373,986	$ 2,842,403
	Change in Control	$24,441,403	$ 7,880,778	$ 563,091	$ 9,373,986	$ 6,623,548
Marie Myers	Voluntary	$ 5,150,713	$ —	$ 166,841	$ 4,097,315	$ 886,557
	Disability	$ 6,666,916	$ —	$ 166,841	$ 4,460,501	$ 2,039,574
	Retirement	$ 5,150,713	$ —	$ 166,841	$ 4,097,315	$ 886,557
	Death	$ 6,666,916	$ —	$ 166,841	$ 4,460,501	$ 2,039,574
	Not for Cause	$ 8,309,881	$ 2,884,282	$ 166,841	$ 4,372,201	$ 886,557
	Change in Control	$ 9,551,198	$ 2,884,282	$ 166,841	$ 4,460,501	$ 2,039,574
Tuan Tran	Voluntary	$ 5,493,634	$ —	$229,408	$ 4,370,112	$ 894,114
	Disability	$ 6,656,341	$ —	$229,408	$ 4,370,112	$ 2,056,821
	Retirement	$ 5,493,634	$ —	$229,408	$ 4,370,112	$ 894,114
	Death	$ 6,656,341	$ —	$229,408	$ 4,370,112	$ 2,056,821
	Not for Cause	$ 8,375,835	$ 2,882,201	$229,408	$ 4,370,112	$ 894,114
	Change in Control	$ 9,538,542	$ 2,882,201	$229,408	$ 4,370,112	$ 2,056,821
Alex Cho	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 6,577,578	$ —	$229,408	$ 4,321,392	$ 2,026,778
	Retirement	$ —	$ —	$ —	$ —	$ —
	Death	$ 6,577,578	$ —	$229,408	$ 4,321,392	$ 2,026,778
	Not for Cause	$ 6,088,740	$ 2,941,702	$ 210,291	$2,052,638	$ 884,109
	Change in Control	$ 9,519,280	$ 2,941,702	$229,408	$ 4,321,392	$ 2,026,778
Julie Jacobs	Voluntary/For Cause	$ —	$ —	$ —	$ —	$ —
	Disability	$ 8,499,512	$ —	$ —	$ 7,671,460	$ 828,052
	Retirement	$ —	$ —	$ —	$ —	
	Death	$ 8,499,512	$ —	$ —	$ 7,671,460	$ 828,052
	Not for Cause	$ 3,100,671	$ 2,131,069	$ —	$ 693,585	$ 276,017
	Change in Control	$ 10,630,581	$ 2,131,069	$ —	$ 7,671,460	$ 828,052

[1] Total does not include amounts earned or benefits accumulated due to continued service by the NEO through October 31, 2023, including vested stock options, PCSOs, RSUs, PARSUs, accrued retirement benefits, and vested balances in the EDCP, as those amounts are detailed in the preceding tables.

[2] The amounts reported are the cash benefits payable in the event of a qualifying termination under the SPEO: for the CEO, 2x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if the CEO has received an annual incentive for less than three full years at the CEO level by the end of the fiscal year; for other NEOs, 1.5x multiple of base pay plus either the average of the actual annual incentives paid for the preceding three years, or target bonus if the NEO has received an annual incentive for less than three full years at his or her current seniority level by the end of the fiscal year; and includes 18 months' COBRA premiums for continued group medical coverage for the NEOs and their eligible dependents, based on the cost of premiums under our group health plans as of October 31, 2023. In addition, each NEO would be eligible to receive a pro-rata cash bonus based on actual performance (in the event of a qualifying termination outside of the context of a change in control) or based on target performance (in the event of a qualifying termination within 24 months of a change in control); such amounts have not been included in this column.

[3] Upon an involuntary termination not for cause, covered executives receive pro-rata vesting on unvested equity awards as discussed under the heading "Executive Compensation—Compensation Discussion and Analysis—Termination and Change in Control Protections—Severance and Long-term Incentive Change in Control Plan for Executive Officers." Full vesting of PARSUs based on performance at target levels (to the extent that the actual performance period has not been completed) applies in the event of a termination due to death or disability for all grant recipients. Pro-rata vesting of PARSUs based on actual performance applies in the event of a termination due to retirement for all grant recipients. To calculate the value of unvested PARSUs for purposes of this table, target performance is used unless the performance period has been completed and the results have been recorded as of October 31, 2023. No TSR modifier was applied to such values. Full vesting of

unvested PCSOs applies in the event of a termination due to death or disability for all grant recipients. With respect to the treatment of equity in the event of a change in control of HP, the information reported reflects the SPEO-approved change in control terms. As of the end of fiscal 2023, only Mr. Lores, Ms. Myers and Mr. Tran are retirement eligible. Since Mr. Lores, Ms. Myers and Mr. Tran are retirement eligible, amounts included in the event of their voluntary termination include the values of equity awards they would receive on retirement. Values are calculated based on the $26.33 closing price of our stock on October 31, 2023, and for stock options, amounts are based on the difference between such closing price and the exercise price.

Narrative to the Potential Payments Upon Termination or Change in Control Table

HP Severance Plan for Executive Officers

An executive will be deemed to have incurred a qualifying termination for purposes of the SPEO if he or she is involuntarily terminated without Cause and executes a full release of claims in a form satisfactory to HP promptly following termination. For purposes of the SPEO, "Cause" means an executive's: (1) conviction of, or plea of guilty or nolo contendere to, a felony under federal law or the law of the state in which such action occurred; (2) willful and deliberate failure in the performance of the executive's duties in any material respect; (3) willful misconduct that results in material harm to HP; or (4) material violation of HP's ethics and compliance program, code of conduct or other material policy of HP. The material terms of the SPEO are described under the heading "Executive Compensation—Compensation Discussion and Analysis—Termination and Change in Control Protections—Severance and Long-term Incentive Change in Control Plan for Executive Officers." We have not entered into individual fixed-term employment agreements or any severance or change in control agreements with our current NEOs.

Voluntary or "For Cause" Termination

In general, an NEO who remained employed through October 31, 2023 (the last day of the fiscal year) but voluntarily terminated employment immediately thereafter, or was terminated immediately thereafter in a "for Cause" termination, would be eligible to (1) receive his or her annual incentive amount earned for fiscal 2023 under the annual incentive plan (subject to any discretionary downward adjustment or elimination by the HRC Committee prior to actual payment, and to any applicable clawback policy), (2) exercise his or her vested stock options up to three months following a voluntary termination, and up to the date of termination in the case of termination "for cause," (3) receive a distribution of vested amounts deferred or credited under the EDCP, and (4) receive a distribution of his or her vested benefits, if any, under the HP 401(k) and pension plans. An NEO who terminated employment before October 31, 2023, either voluntarily or in a "for cause" termination, would generally not have been eligible to receive any amount under the annual incentive plan with respect to the fiscal year in which the termination occurred, except that the HRC Committee has the discretion to pay prorated bonus amounts to individuals on leave of absence or in non-pay status, as well as in connection with certain voluntary severance incentives, workforce reductions, and similar programs.

"Not for Cause" Termination

A "not for Cause" termination of an NEO who remained employed through October 31, 2023 and was terminated immediately thereafter would qualify the NEO for the amounts described above under a "voluntary" termination in addition to benefits under the SPEO if the NEO signs the required release of claims in favor of HP.

In addition to the cash severance benefits and pro-rata equity awards vesting under the SPEO, the NEO would be eligible to exercise vested stock options up to one year after termination and receive distributions of vested, accrued benefits from HP deferred compensation and pension plans.

Termination Following a Change in Control

In the event of a change in control of HP, RSUs, PARSUs, stock options, and PCSOs will vest in full if the successor does not assume such awards or if an individual is terminated without Cause or terminates with Good Reason within 24 months of a change in control. Under each scenario, outstanding PARSUs and PCSOs will vest in full with vesting based on actual performance with respect to awards for which the performance period has ended and target performance level with respect to awards for which the performance period has not ended (with vested PCSOs remaining exercisable for one year from the termination date), as determined by the HRC Committee within 30 days of a change in control.

Death or Disability Terminations

An NEO who continued in employment through October 31, 2023 whose employment is terminated immediately thereafter due to death or disability would be eligible to receive (1) his or her full annual incentive amount earned for fiscal 2023 under the annual incentive plan as determined by HP in its sole discretion, (2) a distribution of vested amounts deferred or credited under the EDCP, and (3) a distribution of his or her vested benefits under the HP 401(k) and pension plans.

Upon termination due to death or disability, equity awards held by the NEO may vest in full. If termination is due to disability, RSUs, stock options, and PCSOs will vest in full, subject to satisfaction of applicable performance conditions, and, in the case of stock options and PCSOs, must be exercised within three years of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels. If termination is due to the NEO's death, RSUs, stock options, and PCSOs will vest in full and, in the case of stock options and PCSOs, must be exercised within one year of termination or by the original expiration date, if earlier; all unvested portions of the PARSUs, including any amounts for dividend equivalent payments, shall vest based on performance at target levels.

HP Severance Policy for Senior Executives

Under the HP Severance Policy for Senior Executives adopted by the Board in July 2003 (the "HP Severance Policy"), HP will seek stockholder approval for future severance agreements, if any, with certain senior executives that provide specified benefits in an amount exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. Individuals subject to this policy consist of the Section 16 officers designated by the Board. In implementing this policy, the Board may elect to seek stockholder approval after the material terms of the relevant severance agreement are agreed upon.

For purposes of determining the amounts subject to the HP Severance Policy, benefits subject to the limit generally include cash separation payments that directly relate to extraordinary benefits that are not available to groups of employees other than the Section 16 officers upon termination of employment. Benefits that have been earned or accrued, as well as prorated bonuses, accelerated stock or option vesting, and other benefits that are consistent with our practices applicable to employees other than the Section 16 officers, are not counted against the limit. Specifically, benefits subject to the HP Severance Policy include: (1) separation payments based on a multiplier of salary plus target bonus, or cash amounts payable for the uncompleted portion of employment agreements; (2) the value of any service period credited to a Section 16 officer in excess of the period of service actually provided by such Section 16 officer for purposes of any employee benefit plan; (3) the value of benefits and perquisites that are inconsistent with our practices applicable to one or more groups of employees in addition to, or other than, the Section 16 officers ("Company Practices"); and (4) the value of any accelerated vesting of any stock options, stock appreciation rights, restricted stock, RSUs, or long-term cash incentives that is inconsistent with Company Practices. The following benefits are not subject to the HP Severance Policy, either because they have been previously earned or accrued by the employee or because they are consistent with Company Practices: (i) compensation and benefits earned, accrued, deferred or otherwise provided for employment services rendered on or prior to the date of termination of employment pursuant to bonus, retirement, deferred compensation, or other benefit plans (e.g., HP 401(k) Plan distributions, payments pursuant to retirement plans, distributions under deferred compensation plans or payments for accrued benefits such as unused vacation days), and any amounts earned with respect to such compensation and benefits in accordance with the terms of the applicable plan; (ii) payments of prorated portions of bonuses or prorated long-term incentive payments that are consistent with Company Practices; (iii) acceleration of the vesting of stock options, stock appreciation rights, restricted stock, RSUs or long-term cash incentives that is consistent with Company Practices; (iv) payments or benefits required to be provided by law; and (v) benefits and perquisites provided in accordance with the terms of any benefit plan, program, or arrangement sponsored by HP or its affiliates that are consistent with Company Practices.

For purposes of the HP Severance Policy, future severance agreements include any severance agreements or employment agreements containing severance provisions that we may enter into after the adoption of the HP Severance Policy by the Board, as well as agreements renewing, modifying, or extending such agreements. Future severance agreements do not include retirement plans, deferred compensation plans, early retirement plans, workforce restructuring plans, retention plans in connection with extraordinary transactions, or similar plans or agreements entered into in connection with any of the foregoing, provided that such plans or agreements are applicable to one or more groups of employees in addition to the Section 16 officers.

HP Retirement Arrangements

Upon retirement immediately after October 31, 2023 with a minimum age of 55 and years of combined age and service equal to or greater than 70, HP employees in the U.S. receive full vesting of time-based options (other than options granted under a retention agreement on or after June 25, 2019) granted under our stock plans with a post-termination exercise period of up to three years or the original expiration date, whichever comes first, as well as full vesting of RSUs (other than RSUs granted under a retention agreement on or after June 25, 2019).

Awards under the PCSO program, if any, will continue to vest and become exercisable once the share price and time component have been satisfied. Such an individual will vest at the same time as other participants with a post-termination exercise period of up to five years or the original expiration date, whichever comes first. Awards under the PARSU program, if any, are paid on a prorated basis to participants at the end of the performance period based on actual results. Bonuses, if any, under the annual incentive plan may be paid in prorated amounts at the discretion of management based on actual results and at the same time as other participants.

In accordance with Section 409A of the Code, certain amounts payable upon retirement (or other termination) of the NEOs and other key employees will not be paid out for at least six months following termination of employment. As of the end of fiscal 2023, Mr. Lores, Ms. Myers, and Mr. Tran were the only NEOs who were retirement eligible.

We sponsor two retiree medical programs in the U.S., one of which provides subsidized coverage for eligible participants based on years of service. Eligibility for this program requires that participants meet specific continuous employment, age and service requirements. None of the NEOs are eligible for this program.

The other U.S. retiree medical program we sponsor provides eligible retirees with access to coverage at group rates only, with no direct subsidy provided by HP. All the NEOs could be eligible for this program if they retire from HP on or after age 55 with at least ten years of qualifying service or if they retire at any age with combined age plus service equal to 80 or more years. In addition, beginning at age 45, eligible U.S. employees may participate in the HP Retirement Medical Savings Account Plan (the "RMSA"), under which certain participants are eligible to receive HP matching credits of up to $1,200 per year, up to a lifetime maximum of $12,000, which can be used to cover the cost of such retiree medical coverage (or other qualifying medical expenses) if the employee meets the eligibility requirements for HP retiree medical benefits. None of the NEOs are currently receiving the HP matching credits under the RMSA.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of October 31, 2023.

Plan Category	Common shares to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Common shares available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by HP stockholders	35,299,466 [3]	$26.5805	131,874,229 [4]
Equity compensation plans not approved by HP stockholders	986,726	–	1,158,377
Total	36,286,192 [3]	$26.5805	133,032,606 [4]

[1] This column does not reflect awards of options and RSUs assumed in acquisitions where the plans governing the awards were not available for future awards as of October 31, 2023.

[2] This column does not reflect the purchase price of shares to be purchased pursuant to the HP Inc. 2021 Employee Stock Purchase Plan (the "2021 ESPP") or the legacy HP Employee Stock Purchase Plan (the "Legacy ESPP"). In addition, the weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding awards of RSUs and PARSUs, which have no exercise price.

[3] Includes awards of options and RSUs outstanding under the 2004 Stock Incentive Plan and the 2021 ESPP. Also includes awards of PARSUs representing 1,331,662 shares that may be issued under the 2004 Stock Incentive Plan. Each PARSU award reflects a target number of shares that may be issued to the award recipient. HP determines the actual number of shares the recipient receives at the end of a three-year performance period based on results achieved compared with Company performance goals and stockholder return relative to the market. The actual number of shares that a grant recipient receives at the end of the period may range from 0% to 300% of the target number of shares.

[4] Includes (i) 80,669,438 shares available for future issuance under the 2004 Stock Incentive Plan; (ii) 47,082,800 shares available for future issuance under the 2021 ESPP; (iii) 2,725,611 shares available for future issuance under the Legacy ESPP, a plan under which employee stock purchases are no longer made; (iv) 1,366,380 shares reserved for issuance under our Service Anniversary Stock Plan, a plan under which awards are no longer granted; and (v) 1,158,377 shares reserved for issuance under the Plantronics, Inc. 2003 Stock Plan. Taking into account the enumerated unavailable shares from the Legacy ESPP and the Service Anniversary Stock Plan, a total of 133,002,606 shares were available for future grants as of October 31, 2023.

CEO Pay Ratio Disclosure

As set forth in the Summary Compensation Table, our CEO's annual total compensation for fiscal 2023 was $19,458,431. Our median employee's annual total compensation was $67,816, resulting in a CEO pay ratio of 287:1.

In calculating the CEO pay ratio, SEC rules allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations. Therefore, our reported CEO pay ratio may not be comparable to CEO pay ratios reported by other companies due to differences in industries and geographical dispersion, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their CEO pay ratios.

Our CEO pay ratio is based on the following methodology:

- We used a measurement date that is as close as possible to the end of our fiscal year and identified our employee population as of September 1, 2023, including employees who joined HP as part of acquisitions and excluding employees on furlough or a leave of absence, consistent with SEC rules.

- We utilized annualized base salary as the consistently applied compensation measure as of September 1, 2023 to identify the median employee.

- We calculated the median employee's actual annual total compensation for fiscal 2023 using the same methodology that was used for our named executive officers, as set forth in the Summary Compensation Table.

Pay Versus Performance

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended, and does not necessarily reflect the value of compensation realized by our NEOs or how the HRC Committee evaluates compensation decisions. Amounts included as "compensation actually paid", or "CAP", do not represent the value of cash compensation and equity awards received by our NEOs, but rather are amounts calculated under SEC rules. For discussion of how the HRC Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 50.

The following table shows the information for the past three fiscal years of: (i) the Summary Compensation Table total compensation (see page 67) for our principal executive officer ("PEO") and, on an average basis, our NEOs other than the PEO ("Non-PEO NEOs"), (ii) the "compensation actually paid" to our PEO and, on an average basis, our Non-PEO NEOs (in each case, as determined in accordance with SEC rules), (iii) our total shareholder return, (iv) our peer group total shareholder return, (v) our net income, and (vi) our company selected measure, PARSU EPS (as defined below).

| Fiscal Year | Summary Compensation Total for PEO[1,2] | Compensation Actually Paid to PEO[1,3] | Average Summary Compensation Table Total for Non-PEO NEOs[1,4] | Average Compensation Actually Paid to Non-PEO NEOs[1,3] | Value of initial fixed $100 investment based on: | | Net Income ($ millions)[7] | PARSU EPS (Non-GAAP)[8,9] |
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2023	$ 19,458,431	$ 12,858,597	$ 7,130,334	$ 5,326,216	$ 160.80	$ 153.29	$ 3,263	$ 3.21
2022	$ 21,079,926	$ 11,845,017	$ 8,502,188	$ (177,698)	$ 162.73	$ 117.16	$ 3,132	$ 3.91
2021	$ 20,733,806	$ 39,088,555	$ 8,703,097	$ 17,988,299	$ 173.59	$ 146.93	$ 6,541	$ 4.12

[1] NEOs included in these columns reflect the following individuals:

Fiscal Year	PEO	Non-PEO NEOs
2023	Enrique Lores	Marie Myers, Tuan Tran, Alex Cho, Julie Jacobs
2022	Enrique Lores	Marie Myers, Christoph Schell, Tuan Tran, Alex Cho, Julie Jacobs
2021	Enrique Lores	Marie Myers, Christoph Schell, Tuan Tran, Alex Cho

[2] Amounts in this column reflect the Summary Compensation Table total compensation for our PEO for each corresponding fiscal year.

[3] The following tables illustrate the adjustments to the Summary Compensation Table total compensation for our PEO, as well as the average as a group for our Non-PEO NEOs, to determine compensation actually paid, as computed in accordance with Item 402(v). Amounts do not reflect actual compensation earned by or paid to our NEOs during the applicable fiscal year.

Reconciliation of Summary Compensation Table Total to Compensation Actually Paid for PEO	Fiscal Year 2023 ($)	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)
Summary Compensation Table Total	$ 19,458,431	$ 21,079,926	$ 20,733,806
Minus: Grant Date Fair Value Amounts of "Option Awards" and "Stock Awards" Granted in Fiscal Year as Reported in the Summary Compensation Table	$ (15,863,592)	$ (18,185,416)	$ (14,665,390)
Plus: Fair Value at Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Fiscal Year	$ 10,888,050	$ 6,312,993	$ 25,242,448
Plus: Change in Fair Value from Prior Fiscal Year-End to Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Prior Fiscal Years	$ (2,250,588)	$ (1,010,176)	$ 3,749,546
Plus: Fair Value at Vesting of Option and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 958,757	$ 692,033	$ 1,373,949
Plus: Change in Fair Value From Prior Fiscal Year-End to Vesting Date of Option and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ (948,316)	$ 2,100,033	$ 1,255,124
Plus: Value of Dividends or other Earnings Paid on Option or Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$ 615,855	$ 855,624	$ 1,399,072
Compensation Actually Paid	$ 12,858,597	$ 11,845,017	$ 39,088,555

Reconciliation of Average Summary Compensation Table Total to Average Compensation Actually Paid for Non-PEO NEOs	Fiscal Year 2023 ($)	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)
Average Summary Compensation Table Total	$ 7,130,334	$8,502,188	$ 8,703,097
Minus: Average Grant Date Fair Value of "Option Awards" and "Stock Awards" Granted in Fiscal Year as reported in the Summary Compensation Table	$ (5,023,096)	$ (7,553,788)	$ (5,943,351)
Minus: Average Amount in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of Summary Compensation Table	$ —	$ —	$ (1,358)
Plus: Average Fair Value at Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Fiscal Year	$ 3,618,979	$ 3,534,097	$ 9,975,013
Plus: Average Change in Fair Value from Prior Fiscal Year-End to Fiscal Year-End of Outstanding and Unvested Option and Stock Awards Granted in Prior Fiscal Years	$ (664,130)	$ (245,654)	$ 2,997,885
Plus: Average Fair Value at Vesting of Option and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 266,324	$ 117,016	$ 547,138

Plus: Average Change in Fair Value from Prior Fiscal Year-End to Vesting Date of Option and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$	(288,182)	$	773,224	$	957,362
Minus: Average Fair Value as of Prior Fiscal Year-End of Option and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$	–	$	(5,464,664)	$	–
Plus: Average Value of Dividends or other Earnings Paid on Option or Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$	285,989	$	159,883	$	752,513
Average Compensation Actually Paid	$	**5,326,216**	$	**(177,698)**	$	**17,988,299**

For purposes of the above adjustments, the fair values of equity awards on the applicable date were determined in accordance with FASB's ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant date fair value for accounting purposes and valuation assumptions that did not materially differ from those disclosed as of the grant date. For more information, please see Note 5 to our financial statements in our Annual Report on Form 10-K and the footnotes to the Summary Compensation Table of this proxy statement.

[4] Amounts in this column reflect the average as a group of the Summary Compensation Table total compensation for our Non-PEO NEOs for each corresponding fiscal year.

[5] Total Shareholder Return ("TSR") represents the cumulative return on a fixed investment of $100 in the common stock of HP Inc., for the period beginning on the last trading day of the fiscal year ending October 31, 2020 and ending on October 31 of the applicable fiscal year, assuming reinvestment of dividends.

[6] Peer Group TSR represents the cumulative return on a fixed investment of $100 in the S&P 500 Information Technology Sector index for the period beginning on the last trading day of the fiscal year ending October 31, 2020 and ending on October 31 of the applicable fiscal year, assuming reinvestment of dividends.

[7] The dollar amounts reported in this column represent the net income reflected in the Company's audited financial statements for the applicable fiscal year.

[8] The Company has determined that the EPS the Company uses for PARSU measurement, which we refer to as "PARSU EPS", is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs for the most recently completed fiscal year to Company performance. PARSU EPS is a non-GAAP financial measure, which is calculated as described in "Compensation Discussion and Analysis—Determination of Fiscal 2023 Executive Compensation—Long-Term Incentive Compensation—Fiscal 2023 Awards."

[9] The actual EPS performance achievement results were adjusted from $4.08 to $4.12 for fiscal 2021 and $4.01 to $3.91 in fiscal 2022 in connection with the revision of financial statements described in HP's Form 10-Q for the quarter ended July 31, 2023.

Relationship between CAP vs. Cumulative TSR of Company and the Peer Group

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our TSR, as well as the relationship between our TSR and the TSR of our peer group:



CAP vs. Company and Peer TSR

Relationship between CAP vs. Net Income

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our net income:



CAP vs. Net Income

Relationship between CAP vs. PARSU EPS

The following chart illustrates the relationship between CAP for our PEO and the average CAP for our Non-PEO NEOs against our PARSU EPS.



CAP vs. Company-Selected Measure (PARSU EPS)

Most Important Performance Measures

The following is an unranked list of the financial performance measures we consider most important in linking company performance and CAP for our NEOs for the most recently completed fiscal year:

- PARSU EPS
- Revenue
- Operating Profit
- Free Cash Flow

Board proposal no. 4

Approval of the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan

 The Board recommends a vote for the approval of the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan.

On February 6, 2024, the Board approved the adoption of the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan (the "Amended 2004 Plan"), which amends and restates our Third Amended and Restated HP Inc. 2004 Stock Incentive Plan (the "Existing 2004 Plan"), subject to approval by our stockholders. We are asking stockholders to consider and vote upon a proposal to approve the Amended 2004 Plan. HP anticipates that its equity incentive compensation needs will soon exceed the remaining shares available under the Existing 2004 Plan. Therefore, upon the recommendation of the HRC Committee, the Board on February 6, 2024 approved the Amended 2004 Plan, subject to the receipt of stockholder approval at our annual meeting.

Vote Required

The affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting is required for approval of this proposal.

Summary of Fourth Amended and Restated HP Inc. Stock Incentive Plan

The Amended 2004 Plan provides for the grant of shares, stock units, stock appreciation rights, stock options and cash awards. The primary change to the Amended 2004 Plan is to increase the share reserve under the Amended 2004 Plan by 45,700,000 shares of our common stock. In addition to this amendment, the Amended 2004 Plan includes a handful of housekeeping amendments intended to facilitate administration of the Amended 2004 Plan and to implement best practice changes. The following summary highlights the proposed material changes and other key changes reflected in the Amended 2004 Plan:

- **Increase to the Share Reserve.** The maximum aggregate number of shares that may be issued under the Amended 2004 Plan has been increased by 45,700,000 shares to a maximum aggregate number of 668,811,733 shares authorized for issuance, subject to adjustment for certain changes in capitalization. This change is intended to accommodate our equity-based compensation needs and is anticipated to provide a pool of shares adequate to cover, based on our historical and projected grant practices, the next two years, subject to currently unknown factors, such as the number of grant recipients, future grant practices and HP's share price.

- **Broadening of Administrator's Delegation Authority to Reflect Changes in Corporate Law.** The authority vested in the Administrator (as defined under the Amended 2004 Plan Summary, and as described in the Amended 2004 Plan Summary below) to delegate its administrative authority under the Amended 2004 Plan has been broadened to provide administrative flexibility to the Administrator in light of the expanded scope of delegation permitted under Delaware corporate law.

- **Clarification of Incentive Stock Option Granting Period.** The provision governing the grants of incentive stock options under the Amended 2004 Plan has been updated to clarify that incentive stock options may not be granted following the date that is more than 10 years after the date that is the later of the date the Board or the stockholders approve the Amended 2004 Plan, consistent with the requirements under applicable tax laws.

- **Elimination of Default Stock Option and Stock Appreciation Right Leave of Absence Treatment.** The provisions governing the treatment of outstanding stock options and stock appreciation rights held by participants taking a leave of absence have been revised to provide more flexibility for the Administrator by eliminating the default rules prohibiting exercises during a leave of absence and requiring continued vesting during an authorized leave of absence in favor of allowing the Administrator to determine at the time of grant the treatment that applies to these awards when a participant takes a leave of absence.

- **Elimination of Default Repurchase Price.** The provision specifying the repurchase price that applies to the repurchase of unvested restricted stock in connection with the restricted stock award recipient's termination of employment has been amended to remove the requirement that such repurchase price be the original price paid by the restricted stock award recipient in favor of providing the Administrator with the flexibility to set the repurchase price.

- **Elimination of Minimum Performance Period for Cash Awards.** The one-year minimum performance period requirement that applies to cash awards has been eliminated to provide the Administrator with award-design flexibility.

The following table sets forth certain information about the Amended 2004 Plan, as well as HP's Existing 2004 Plan:

Number of new shares being authorized under the Amended 2004 Plan	45,700,000
Number of shares available for future awards under the Existing 2004 Plan at December 31, 2023	54,036,648
Number of shares available for future awards under the Plantronics, Inc. 2003 Stock Plan at December 31, 2023[1]	277,248
Number of shares relating to outstanding stock options at December 31, 2023	6,420,066
Number of shares outstanding at December 31, 2023 relating to awards of restricted stock and RSUs	31,384,345
Number of shares outstanding at December 31, 2023 relating to awards of PARSUs	2,083,578
Maximum option term	10 years
Minimum exercise price (relative to the market value on date of grant)	100 %
Weighted average remaining term of outstanding options as of December 31, 2023	7.24 years
Weighted average exercise price of outstanding options as of December 31, 2023	$26.12
Total number of shares available for future awards after December 31, 2023 if this proposal is approved	100,013,896

[1] The Plantronics, Inc. 2003 Stock Plan does not have a fungible pool.

If the Amended 2004 Plan is approved, HP's total potential dilution from the shares available for issuance under its equity incentive plans would increase from 9.5% as of December 31, 2023, to 14.1%[1]. Total potential dilution is the number of shares subject to equity awards outstanding but not exercised or settled plus the number of shares available to be granted, divided by the sum of the total number of shares of HP common stock outstanding as of the end of the year. The HRC Committee considered this potential dilution level in the context of competitive data from our peer group. The HRC Committee concluded that the resulting dilution levels would be within normal competitive ranges.

[1] This does not include the shares available for issuance under the HP Inc. 2021 Employee Stock Purchase Plan. It includes shares available for issuance under the Amended 2004 Plan and the Plantronics, Inc. 2003 Stock Plan. Total number of shares of HP common stock outstanding as of the end of the year (December 31, 2023) is 993,727,365.

HP manages its long-term dilution goal by monitoring the number of shares subject to equity awards that it grants annually, commonly referred to as its "burn rate". The burn rate shows how rapidly a company is depleting its shares reserved for equity compensation plans, and is defined as the number of shares granted under HP's equity incentive plans divided by the weighted average number of common shares outstanding at the end of the fiscal year, as calculated below. HP has calculated the burn rate under the Existing 2004 Plan for the past three years, as set forth in the following table:

	Options Granted			Full-Value Awards			Weighted Average Number of Common Shares Outstanding	Burn Rate
	Time-Based Granted	Performance-Based Granted	Performance-Based Earned[1]	Time-Based Granted	Performance-Based Granted	Performance-Based Earned		
Fiscal 2021	—	2,691,497	—	14,828,449	688,325	751,061	1,208,043,806	1.5 %
Fiscal 2022	—	1,866,542	794,854	14,735,500	601,512	636,068	1,038,281,760	1.7 %
Fiscal 2023	—	2,180,305	628,936	17,570,951	929,013	1,247,157	991,708,334	2.1 %

[1] None of the performance-contingent stock options vested in fiscal 2021.

The three-year average burn rate is 1.7%.

Based on a review of our historical and projected grant practices, we believe that the shares reserved for grant under the Amended 2004 Plan will meet HP's equity grant needs for approximately two years. The shares reserved may, however, last for more or less than two years depending on currently unknown factors, such as the number of grant recipients, future grant practices and HP's share price.

Why You Should Vote to Approve the Amended 2004 Plan

The Board recommends that our stockholders approve the Amended 2004 Plan because it believes that the Amended 2004 Plan promotes the success and enhances the value of HP by linking the individual interests of key personnel of HP to those of HP's stockholders and provides such individuals with an incentive for outstanding performance to generate superior returns to HP's stockholders. The Amended 2004 Plan is further intended to provide flexibility to HP in its ability to motivate, attract, and retain the services of such individuals upon whose judgment, interest, and special effort the successful conduct of HP's operation is largely dependent. The approval of the Amended 2004 Plan will enable us to continue to provide such incentives.

Highlights of the Amended 2004 Plan. Specific features of the Amended 2004 Plan that are consistent with good corporate governance practices include, but are not limited to:

- There is no "evergreen" feature pursuant to which the shares authorized for issuance under the Amended 2004 Plan can be automatically replenished without stockholder approval.

- There can be no repricing of options or stock appreciation rights without stockholder approval, either by canceling the award in exchange for a replacement award at a lower price or by reducing the exercise price of the award (other than in connection with a change in our capitalization).

- The Amended 2004 Plan includes a $550,000 value limit to the annual equity retainer that can be granted to non-employee Directors in any Board Year.

- No liberal share recycling of stock options or full-value awards.

- The aggregate number of shares that can be granted in any calendar year to any one participant under the Amended 2004 Plan will be 4,000,000, except that the same participant may be granted up to 4,000,000 additional shares in connection with his or her initial service.

- The Amended 2004 Plan prohibits the current payment of dividends or dividend equivalent rights on unvested awards. The Amended 2004 Plan also prohibits the payment of dividends or dividend equivalents on options and SARs.

- If awards granted under the Amended 2004 Plan are assumed by the successor entity in connection with a change of control of the Company, such awards will not automatically vest and pay out upon the change of control.

Amended 2004 Plan Summary

The principal features of the Amended 2004 Plan are summarized below. The following summary of the Amended 2004 Plan does not purport to be a complete description of all of the provisions of the Amended 2004 Plan. It is qualified in its entirety by reference to the complete text of the Amended 2004 Plan, which has been filed as Annex A to this proxy statement. Any HP stockholder who wishes to obtain a copy of the Amended 2004 Plan may do so upon written request to HP's Corporate Secretary at HP's principal executive offices.

General. The purpose of the Amended 2004 Plan is to encourage ownership in HP by key personnel whose long-term service is considered essential to HP's continued progress and thereby align participants' and stockholders' interests. Stock options, stock appreciation rights, stock awards (including stock units), and cash awards may be granted under the Amended 2004 Plan. Stock options granted under the Amended 2004 Plan may be either "incentive stock options," as defined in Section 422 of the Code, or non-statutory stock options.

Administration. The Amended 2004 Plan may be administered by the Board, a committee of members of the Board appointed by the Board or its delegate (as applicable, the "Administrator"). The Administrator is also specifically authorized to adopt sub-plans to facilitate compliance with non-US laws authorizing the grant of tax-favorable Awards to participants outside the United States.

Share Reserve. If the Amended 2004 Plan is approved, the maximum number of shares authorized for issuance under the Amended 2004 Plan is 668,811,733 shares (which includes shares that have already been issued or that are issuable pursuant to outstanding awards under the Existing 2004 Plan), subject to adjustments in the event of certain capitalization events. Of this maximum number (based on the approval of the Amended 2004 Plan), 99,736,648 shares would be available for the grant of new awards under the Amended 2004 Plan, determined as of December 31, 2023. The shares may be either shares reacquired by HP, including shares purchased on the open market, or authorized but unissued shares of common stock. Shares issued in respect of any full-value award granted under the Plan after March 20, 2013 are counted against the share limit set forth in the foregoing sentence as 2.32 shares for every single share actually issued in connection with such award.

If any shares subject to an award are forfeited or such award is settled in cash or otherwise terminates without the delivery of such shares, the shares subject to such award will again be available for grant under the Amended 2004 Plan. Any shares that become available for the grant of awards pursuant to the foregoing sentence will be added back in accordance with the following: (i) if the shares were subject to stock options or stock appreciation rights, shares will be added back as one (1) share for every share subject to such awards; (ii) if the shares were subject to full-value awards, shares will be added back as 2.32 shares for every single share subject to such award. Notwithstanding the foregoing, shares subject to an award may not again be made available for issuance under the Amended 2004 Plan if such shares are: (i) shares delivered to or withheld by the Company to pay the exercise price of an option, (ii) shares delivered to or withheld by the Company to pay the withholding taxes, or (iii) shares repurchased by the Company on the open market with the proceeds of an award paid to the Company by or on behalf of the participant. For the avoidance of doubt, when stock appreciation rights are exercised and settled in shares, the full number of shares exercised will no longer be available for issuance under the Amended 2004 Plan.

Eligibility. Awards may be granted under the Amended 2004 Plan to employees of HP and its affiliates and to non-employee Directors. Incentive stock options may be granted only to employees of HP or its subsidiaries. As of December 31, 2023, there were approximately 58,000 employees and thirteen non-employee Directors eligible to receive awards under the Amended 2004 Plan. The Administrator, in its discretion, selects the participants to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards.

Share Limitations. The Amended 2004 Plan provides that no participants may be granted more than 4,000,000 shares in any calendar year, except that a participant may be granted awards covering up to an additional 4,000,000 shares in connection with his or her initial employment with HP. The maximum number of shares that may be subject to incentive stock options granted under the Amended 2004 Plan may not exceed 668,811,733.

Terms and Conditions of Stock Options and Stock Appreciation Rights. Each stock option or stock appreciation right is evidenced by an award agreement between HP and the participant and is subject to the following additional terms and conditions:

- *Exercise Price.* The Administrator determines the exercise price of stock options and stock appreciation rights at the time the award is granted. The exercise price of a stock option or stock appreciation right may not be less than 100% of the fair market value of the common stock on the date such award is granted, although certain replacement awards with lower exercise prices may be granted to service providers of entities acquired by HP. Unless the Administrator determines otherwise, the fair market value of the common stock is determined as the closing sales price for the common stock on the date the award is granted (or if no sales were reported that day, the last preceding day a sale occurred). No stock option or stock appreciation right may be repriced to reduce the exercise price of such award without stockholder approval (except in connection with a change in HP's capitalization).

- *Exercise of Stock Options and Stock Appreciation Rights; Form of Consideration.* The Administrator determines when stock options or stock appreciation rights become exercisable and in its discretion may accelerate the vesting of any outstanding award. The means of payment for shares issued upon exercise of a stock option are determined by the Administrator, as specified in each option award agreement or at the time of exercise. The Amended 2004 Plan permits payment to be made by cash, check, wire transfer, the withholding of shares deliverable upon exercise (with some restrictions), broker assisted cashless exercises, any other form of consideration permitted by applicable law, or any combination thereof.

- *Term of Stock Option or Stock Appreciation Right.* The term of a stock option or stock appreciation right may be no more than ten years from the date of grant.

- *Termination of Employment.* If a participant's employment terminates for any reason, then all stock options and stock appreciation rights held by the participant under the Amended 2004 Plan generally will terminate immediately upon the participant's termination unless determined otherwise by the Administrator.

- *Other Provisions.* The award agreement may contain other terms, provisions and conditions not inconsistent with the Amended 2004 Plan, as may be determined by the Administrator.

Terms and Conditions of Stock Awards.

- Each stock award agreement will contain provisions regarding (1) the number of shares subject to such stock award or a formula for determining such number, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria, if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) such terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the Administrator, (5) restrictions on the transferability of the stock award, and (6) such further terms and conditions, in each case not inconsistent with the Amended 2004 Plan, as may be determined from time to time by the Administrator.

- *Termination of Employment.* In the case of stock awards, including stock units, unless the Administrator determines otherwise, the restricted stock or restricted stock unit award agreement will provide that the unvested stock or stock units will be forfeited upon the participant's termination of employment for any reason, provided that to the extent the participant purchased any shares, HP will have a right to repurchase the unvested shares.

- *Vesting.* The vesting of a stock award may be subject to performance criteria, continued service of the participant, or both.

Non-Employee Director Awards. Non-employee Directors are eligible only for annual retainer awards and are not eligible for any other type of award that is authorized under the Amended 2004 Plan. Annual retainer awards paid in the form of equity are granted in the form of non-statutory stock options or RSUs. The non-employee Directors can elect to receive the annual equity retainer in the form of stock options or RSUs, and the annual cash retainer in the form of RSUs, and may elect to defer the RSUs provided that such deferral election is made by December 31st of the calendar year immediately preceding the annual meeting at which they are elected. Individuals who become non-employee directors after the start of a calendar year generally are also permitted to elect to receive their annual equity retainer and annual cash retainer in the form of RSUs if the election is made during certain periods set forth in the Amended 2004 Plan and only with respect to compensation related to future services. The awards are granted automatically on the date of the annual meeting of stockholders. The exercise price of director stock options cannot be less than 100% of the fair market value of HP common stock on the grant date. The value of the annual equity retainer (not including cash compensation that may be payable in shares at the election of the non-employee Director) granted to a non-employee Director for any Board Year is limited to $550,000.

The number of shares subject to non-statutory stock option awards granted to non-employee Directors is determined as follows:

$$\frac{\text{Amount of annual retainer to be paid as options}}{\text{Fair market value of a share of HP common stock on the grant date}} \times \text{Multiplier (defined below)} = \text{Number of Shares}$$

The Administrator determines the Multiplier prior to the grant date using a modified Black-Scholes option valuation method that takes into account the following factors: (1) the fair market value of HP common stock on the date the Multiplier is determined; (2) the average length of time that HP stock options are held by optionees prior to exercise; (3) the risk-free rate of return based on the term determined in clause (2) of this sentence and U.S. government securities rates; (4) the annual dividend yield for HP common stock; and (5) the volatility of HP common stock over the previous ten-year period.

The number of shares subject to restricted stock unit awards granted to non-employee directors is determined as follows:

Amount of annual retainer to be paid as RSUs	(Equals) Number of Shares (rounded up to the largest number of whole shares)
Fair market value of a share of HP common stock on the grant date	

Cash Awards. Each cash award agreement will contain provisions regarding (1) the target and maximum amount payable to the participant as a cash award, (2) the performance criteria and level of achievement versus the criteria that will determine the amount of such payment, (3) the period as to which performance will be measured for establishing the amount of any payment, (4) the timing of any payment earned by virtue of performance, (5) restrictions on the alienation or transfer of the cash award prior to actual payment, (6) forfeiture provisions, and (7) such further terms and conditions, in each case not inconsistent with the Amended 2004 Plan, as may be determined from time to time by the Administrator. The maximum amount payable as a cash award that is settled for cash may be a multiple of the target amount payable.

Nontransferability. Unless otherwise determined by the Administrator, awards granted under the Amended 2004 Plan are not transferable other than beneficiary designation (excluding with respect to options), by will or the laws of descent and distribution and, as applicable, may be exercised during the optionee's lifetime only by the optionee. The Administrator will have the sole discretion to permit the transfer of an award.

Performance Criteria. Performance criteria for purposes of awards granted under the Amended 2004 Plan means any performance criteria selected by the Administrator, including, but not limited to, one or more of the performance criteria listed below, either individually, alternatively or in combination, applied to either HP as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis, or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the award agreement. The performance criteria may be: (1) cash flow (including operating cash flow or free cash flow) or cash conversion cycle; (2) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (3) earnings per share; (4) growth in earnings or earnings per share, cash flow, revenue, gross margin, operating expense or operating expense as a percentage of revenue; (5) stock price; (6) return on equity or average stockholder equity; (7) total stockholder return; (8) return on capital; (9) return on assets or net assets; (10) return on investment; (11) revenue (on an absolute basis or adjusted for currency effects); (12) net profit or net profit before annual bonus; (13) income or net income; (14) operating income or net operating income; (15) operating profit, net operating profit or controllable operating profit; (16) operating margin, operating expense or operating expense as a percentage of revenue; (17) return on operating revenue; (18) market share or customer indicators; (19) contract awards or backlog; (20) overhead or other expense reduction; (21) growth in stockholder value relative to the moving average of the S&P 500 Index, a peer group index or another index; (22) credit rating; (23) strategic plan development and implementation, attainment of research and development milestones or new product invention or innovation; (24) succession plan development and implementation; (25) improvement in productivity or workforce diversity; (26) attainment of objective operating goals and employee metrics; (27) economic value added; and (28) any other environmental, social, and corporate governance goals and objectives.

Adjustments Upon Changes in Capitalization, Merger or Sale of Assets. Subject to any required action by HP's stockholders, (1) the number and kind of shares covered by each outstanding award, (2) the price per share subject to each outstanding award, and (3) the share limitations set forth in Section 3 of the Amended 2004 Plan will be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of HP's stock, or any other increase or decrease in the number of issued shares of HP's stock effected without receipt of consideration by HP.

In the event of a liquidation or dissolution, any awards not previously exercised will terminate. The Administrator, in its discretion, may provide that any restrictions on an award will lapse prior to the transaction, provided that the proposed liquidation or dissolution takes place at the time and in the manner contemplated. Additionally, the Administrator may provide at any time for a stock option to be fully vested and exercisable until the date ten days prior to the consummation of the liquidation or dissolution.

In the event of a "change of control" of HP, as defined in the Amended 2004 Plan and determined by the Board or a committee of the Board, the treatment of the award will depend on whether the awards are assumed, substituted or otherwise continued. Generally, in the event the awards are assumed, substituted or otherwise continued by the successor corporation, and the participant's employment is terminated without cause (as defined in the Amended 2004 Plan or as otherwise defined in the applicable award) within 24 months following the change in control, awards that are not subject to performance-based vesting will fully vest and become fully exercisable, as applicable, and for awards that are subject to performance-based vesting, the awards will vest either at 100% of target level (if the termination occurs prior to the completion of the performance period) or based on actual attainment (if the termination occurs after the completion of the performance period). The vesting, settlement and exercise of such awards, as applicable, will occur in accordance with the timing provided in the Amended 2004 Plan. If the awards are not assumed, awards will vest as follows and will generally be replaced with a right to receive a cash payment (or other property) equal to the amount the participants would have received had the awards been exercised or settled, as applicable: awards that are not based on performance-based vesting will fully vest and become fully exercisable, as applicable, and for awards that are subject to performance-based vesting, the awards will vest either at 100% of target level (if the change in control occurs prior to the completion of the performance period) or based on actual attainment (if the change in control occurs after the completion of the performance period).

Clawback/Recovery. All awards granted under the Amended 2004 Plan will be subject to recoupment in accordance with any recovery, recoupment, clawback or similar policy adopted by HP providing for forfeiture, repayment or recovery of awards, shares, proceeds, or payments to participants in the event of fraud, misconduct, wrongdoing or violation of law or as required by applicable law, including, without limitation, pursuant to Rule 10D-1 promulgated under Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual or for governance considerations or in other similar circumstances.

Amendment and Termination of the Plan. The Administrator may amend, alter, suspend or terminate the Amended 2004 Plan, or any part thereof, at any time and for any reason. However, HP will obtain stockholder approval for any amendment to the Amended 2004 Plan to the extent required by applicable laws or stock exchange rules. In addition, without limiting the foregoing, unless approved by HP stockholders, no such amendment will be made that would: (1) increase the maximum number of shares for which awards may be granted under the Amended 2004 Plan, other than an increase pursuant to a change in HP's capitalization; (2) reduce the minimum exercise price for options or stock appreciation rights granted under the Amended 2004 Plan; (3) reduce the exercise price of outstanding options or stock appreciation rights; or (4) materially expand the class of persons eligible to receive awards under the Amended 2004 Plan. No such action by the Board or stockholders may alter or impair any award previously granted under the Amended 2004 Plan without the written consent of the holder of the award, unless such amendments are necessary or desirable to facilitate compliance with applicable law. Unless terminated earlier, the Amended 2004 Plan will terminate ten years from the date of its approval by the stockholders; provided that no incentive stock options may be granted more than ten years after the later of the date the Board or the stockholders approved any amendment to add shares to the Amended 2004 Plan.

Federal Income Tax Consequences

The following summarizes the U.S. federal income tax consequences of awards that may be granted under the Amended 2004 Plan.

Incentive Stock Options. An option holder will not realize taxable income upon the grant of an incentive stock option under the Amended 2004 Plan. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. An option holder's alternative minimum taxable income, however, will be increased by the amount by which the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Further, except in the case of an option holder's death or disability, if an option is exercised more than three months after the option holder's termination of employment, the option will cease to be treated as an incentive stock option and will be subject to taxation under the rules applicable to non-qualified stock options, as summarized below.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition will depend upon whether the disposition is "qualifying" or "disqualifying." The disposition of the option shares will be a qualifying deposition if it is made at least two years after the date on which the incentive stock option was granted and at least one year after the date on which the incentive stock option was exercised. If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of the option shares on the date of disposition over the exercise price will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, HP will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, HP will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

If an option holder pays the exercise price of an incentive stock option by tendering shares with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, except that this treatment will not apply if the option holder acquired the shares being tendered pursuant to the exercise of an incentive stock option and has not satisfied the special holding period requirements summarized above. The tax basis of the shares tendered to pay the exercise price will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the tendered shares.

Non-Qualified Stock Options. An option holder will not realize taxable income upon the grant of a non-qualified stock option. When an option holder exercises the option, however, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will constitute compensation income taxable to the option holder. The Company will be entitled to a deduction equal to the amount of compensation income taxable to the option holder. If an option holder tenders shares in payment of part or all of the exercise price of a non-qualified stock option, no gain or loss will be recognized with respect to the shares tendered, even if the shares were acquired pursuant to the exercise of an incentive stock option. In such an event, the option holder will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the shares received will be treated as having been held for the same holding period as the holding period that expired with respect to the tendered shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if the option holder had paid the exercise price in cash.

Restricted Stock. A grantee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award if the common stock is subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). The grantee, however, may elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date on which the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year in which the restrictions lapse. The Company generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year in which the grantee is taxed on the income, if HP complies with applicable reporting requirements.

RSUs. A grantee of RSUs does not recognize any taxable income for federal income tax purposes in the year of the award if the award is subject to restrictions. However, when the RSUs vest, the grantee generally recognizes ordinary income in an amount equal to the fair market value of the shares that are issued upon settlement of the RSUs. The Company generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year in which the grantee is taxed on the income, if HP complies with applicable reporting requirements.

Performance Awards. A distribution of common stock or a payment of cash in satisfaction performance awards will be taxable as ordinary income when the distribution or payment is actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date it is received or the amount of the cash payment. The Company will be entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient if HP complies with applicable reporting requirements.

Stock Appreciation Rights. The grant of stock appreciation rights will not result in taxable income to the participant or a deduction to HP. Upon exercise of a stock appreciation right, the holder will recognize ordinary income in an amount equal to the cash or the fair market value of the common stock received by the holder. The Company will be entitled to a deduction equal to the amount of any compensation income taxable to the grantee, and, as to stock appreciation rights that are settled in shares of common stock, if HP complies with applicable reporting requirements.

Plan Benefits

The following table sets forth information on stock options, restricted stock, RSUs and PARSUs granted under the Existing 2004 Plan since inception and includes awards subsequently forfeited, if any, as of December 31, 2023. Note that no stock appreciation rights are outstanding under the Existing 2004 Plan as of December 31, 2023.

Name and Position	Stock Options[1]	Restricted Stock[2]	RSUs[3]	PARSUs	Total
Enrique J. Lores President and CEO	2,876,513	–	4,731,399	4,843,752	12,451,664
Marie Myers Chief Financial Officer	670,790	43,239	1,383,561	385,769	2,483,359
Julie Jacobs Chief Legal Officer	111,316	–	1,067,922	249,447	1,428,685
Alex Cho President, Personal Systems	755,772	–	1,771,617	1,554,244	4,081,633
Tuan Tran President, Print	838,749	9,728	1,756,503	1,146,581	3,751,561
All Current Executive Officers as a Group	5,782,233	52,967	13,881,468	8,785,730	28,502,398
Non-Employee Directors as a Group	305,819	–	2,309,417	–	2,615,236
All Current and Former Employees (excluding Executive Officers as a Group)	408,228,871	16,663,579	643,444,597	103,042,672	1,171,379,719

[1] Includes all time-based and performance-contingent stock options granted under the Existing 2004 Plan and prior versions of the plan.

[2] Includes all restricted stock granted under the Existing 2004 Plan and prior versions of the plan.

[3] Includes all RSUs and deferred stock units granted under the Existing 2004 Plan and prior versions of the plan.

New Plan Benefits

Grants of awards under the Amended 2004 Plan will be in the discretion of the Administrator. Accordingly, it is not possible as of the date of this proxy statement to determine the nature or amount of any awards under the Amended 2004 Plan that may be subject to future grants to employees, consultants, and non-employee Directors of HP and its affiliates.

Amendment to Certificate of Incorporation



Board proposal no. 5

Approval of Amendment to Certificate of Incorporation to limit the liability of officers as permitted by law

The Board recommends a vote for the approval of an amendment to the Certificate of Incorporation to limit the liability of officers as permitted by law.

The Board has unanimously adopted and declared advisable, and resolved to recommend to HP's stockholders that they approve and adopt, an amendment (the "Exculpation Amendment") to the Certificate of Incorporation of HP, as amended (the "Certificate of Incorporation"), to provide for the elimination of monetary liability of certain officers of HP in certain limited circumstances in accordance with the General Corporation Law of the State of Delaware (the "DGCL").

Vote Required

The affirmative vote of a majority of the outstanding shares of HP common stock entitled to be voted on the proposal at the annual meeting is required for approval of this proposal.

Summary of Amendment

Pursuant to and consistent with Section 102(b)(7) of the DGCL, Article X of the Certificate of Incorporation already eliminates the monetary liability of directors for breaches of the duty of care to the extent permitted by the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit Delaware corporations to include in their certificates of incorporation limitations of monetary liability for certain officers. In accordance with the DGCL, under the Exculpation Amendment, the officers that would be eligible for exculpation are: (i) HP's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer and chief accounting officer; (ii) individuals who are or were identified in our public filings as the most highly compensated officers of HP; and (iii) individuals who, by written agreement with HP, consented to be identified as officers for purposes of accepting service of process.

Consistent with Section 102(b)(7) of the DGCL, the Exculpation Amendment would only permit limiting the liability of such officers of HP for breaches of the fiduciary duty of care for direct claims. Like the provision limiting the liability of directors, the Exculpation Amendment does not permit the elimination of liability of such officers for:

- any breach of the duty of loyalty to HP or its stockholders;
- any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; or
- any transaction from which the officer derived an improper personal benefit.

In addition, consistent with Section 102(b)(7) of the DGCL, the Exculpation Amendment would not permit the limitation of liability of such officers of HP in any derivative action.

Notwithstanding the foregoing, consistent with the language for exculpation of directors currently included in Article X of the Certificate of Incorporation, the Exculpation Amendment also provides that, if approved by the stockholders, at any time following the effectiveness of the Exculpation Amendment, the DGCL is amended to authorize any further elimination or limitation of the personal liability of officers, then the liability of an officer of HP shall automatically be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The proposed amendment would amend and restate Section A of Article X as follows (additions are indicated by underlining):

ARTICLE X

"A. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director <u>or officer</u> of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director <u>or officer, as applicable</u>."

Reasons for Amendment

The Board believes that it is important to extend exculpation protection to officers, to the fullest extent permitted by DGCL, in order to better position HP to attract and retain qualified and experienced officers. In the absence of such protection, such individuals might be deterred from serving as officers due to exposure to personal liability and the risk of incurring substantial expense in defending lawsuits, regardless of merit. Aligning the protections available to our officers with those available to our directors to the extent such protections are available under the DGCL would empower officers to exercise their business judgment in furtherance of stockholder interests without the potential for distraction posed by the risk of personal liability.

Taking into account the narrow class and type of claims for which officers would be exculpated in accordance with the DGCL, and the benefits the Board believes would accrue to HP and its stockholders—enhancing our ability to attract and retain talented officers and potentially reducing future litigation costs associated with frivolous lawsuits—the Board determined that the Exculpation Amendment is in the best interests of HP and its stockholders.

Effectiveness of Amendment

HP's officers will receive the protections from liability afforded by the Exculpation Amendment effective upon HP filing a Certificate of Amendment setting forth the Exculpation Amendment with the Secretary of State of the State of Delaware, which we anticipate doing as soon as practicable following stockholder approval of the Exculpation Amendment. In addition, if the stockholders approve the Exculpation Amendment and the Certificate of Amendment setting forth the Exculpation Amendment is filed with the Secretary of State of the State of Delaware, we intend to file a Restated Certificate of Incorporation to integrate the Certificate of Incorporation, the Exculpation Amendment (if approved) and the other previously adopted amendments to the Certificate of Incorporation into a single document. The Board reserves the right to abandon the Exculpation Amendment at any time before it becomes effective, even if it is approved by the stockholders. If our stockholders do not approve the Exculpation Amendment, Section A of Article X of the Certificate of Incorporation will remain unchanged, our officers will not be entitled to exculpation as permitted under the DGCL, and the Certificate of Amendment setting forth the Exculpation Amendment will not be filed with the Secretary of State of the State of Delaware.

Ownership of Our Stock

Common Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of December 31, 2023 (or as of the date otherwise indicated below) concerning beneficial ownership by:

- holders of more than 5% of HP's outstanding shares of common stock;

- our Directors and nominees;

- each of the named executive officers listed in the Summary Compensation Table on page 67; and

- all of our Directors and executive officers as a group.

The information provided in the table is based on our records, information filed with the SEC and information provided to HP, except where otherwise noted.

The number of shares beneficially owned by each entity or individual is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the entity or individual has sole or shared voting or investment power and also any shares that the entity or individual has the right to acquire as of March 1, 2024 (60 days after December 31, 2023) through the exercise of any stock options, through the vesting/settlement of RSUs payable in shares, or upon the exercise of other rights. Beneficial ownership excludes options or other rights vesting after March 1, 2024 and any RSUs vesting/ settling, as applicable, on or before March 1, 2024 that may be payable in cash or shares at HP's election. Unless otherwise indicated, each person has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
The Vanguard Group[1]	117,715,805	11.8 %
BlackRock, Inc.[2]	96,713,356	9.7%
Aida M. Alvarez[3]	88,069	*
Shumeet Banerji	57,737	*
Robert R. Bennett[4]	176,462	*
Chip Bergh[5]	166,833	*
Bruce Broussard	28,739	*
Stacy Brown-Philpot[6]	95,142	*
Stephanie A. Burns[7]	102,911	*
Mary Anne Citrino[8]	222,636	*
Richard L. Clemmer[9]	52,117	*
David Meline	2,747	*
Judith ("Jami") Miscik	20,407	*
Kim K.W. Rucker[10]	17,797	*
Subra Suresh	59,532	*
Alex Cho[11]	324,381	*
Julie Jacobs	62,496	*
Enrique J. Lores[12]	1,526,371	*
Marie Myers[13]	306,235	*
Tuan Tran[14]	429,725	*
All current Executive Officers and Directors as a Group (22 persons)[15]	4,034,280	*

* Represents holdings of less than 1% based on shares of our common stock outstanding as of December 31, 2023.

(1) Based on the most recently available Schedule 13G/A filed by the Vanguard Group on February 13, 2024. According to its Schedule 13G/A, the Vanguard Group reported having sole voting power over no shares, shared voting power over 1,159,419 shares, sole dispositive power over 113,769,077 shares, and shared dispositive power over 3,946,728 shares. The Schedule 13G/A contained information as of December 29, 2023 and may not reflect current holdings of HP's stock. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based on the most recently available Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock, Inc. According to its Schedule 13G/A, BlackRock, Inc. reported having sole voting power over 86,531,582 shares, shared voting power over no shares, sole dispositive power over 96,713,356 shares and shared dispositive power over no shares. The Schedule 13G/A contained information as of December 31, 2023 and may not reflect current holdings of HP's stock. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(3) Includes 28,961 shares that Ms. Alvarez has elected to defer receipt of until the termination of her service as a member of the Board.

(4) Includes 49,246 shares that Mr. Bennett has elected to defer receipt of until the termination of his service as a member of the Board.

(5) Includes 146,148 shares that Mr. Bergh has the right to acquire by exercise of stock options.

(6) Includes 95,142 shares that Ms. Brown-Philpot has elected to defer receipt of until the termination of her service as a member of the Board.

(7) Includes 60,644 shares that Ms. Burns has elected to defer receipt of until the termination of her service as a member of the Board.

(8) Includes 159,671 shares that Ms. Citrino has the right to acquire by exercise of stock options and 57,828 shares that Ms. Citrino has elected to defer receipt of until the termination of her service as a member of the Board.

(9) Includes 46,852 shares that Mr. Clemmer has elected to defer receipt of until the termination of his service as a member of the Board.

(10) Includes 15,769 shares that Ms. Rucker has elected to defer receipt of until the termination of her service as a member of the Board.

(11) Includes 259,706 shares that Mr. Cho has the right to acquire by exercise of stock options.

(12) Includes 637,460 shares that Mr. Lores has the right to acquire by exercise of stock options.

(13) Includes 188,877 shares that Ms. Myers has the right to acquire by exercise of stock options and 13,793 shares that Ms. Myers has the right to acquire upon the vesting of RSUs.

(14) Includes 259,706 shares that Mr. Tran has the right to acquire by exercise of stock options.

(15) Includes 1,737,932 shares that current executive officers and Directors have the right to acquire by exercise of stock options, 38,746 shares that current executive officers have the right to acquire upon the vesting of RSUs, and 354,441 shares for which Directors have elected to defer receipt until the termination of their service as a member of the Board.

Stockholder Proposal

Stockholder Proposal

Stockholder Ratification of Termination Pay

The Board Recommends a Vote Against this Proposal

This stockholder proposal has been submitted by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278 (the beneficial owner of 200 shares of HP common stock). The proponent has requested we include the proposal and supporting statement in this proxy statement, and, if properly presented, the proposal will be voted on at the annual meeting.

This proposal and supporting statement are quoted verbatim below and HP is not responsible for any inaccuracies contained in them.

The Board recommends a vote AGAINST this proposal and its opposition statement can be found below the proposal.

Proposal 6 – Shareholder Opportunity to Vote on Excessive Golden Parachutes



FOR *Shareholder Rights*

Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short- term bonus. This proposal only applies to Section 16 Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received between 51% and 65% support at:

FedEx
Spirit AeroSystems
Alaska Air
Fiserv

Please vote yes:
Shareholder Opportunity to Vote on Excessive Golden Parachutes - Proposal 6



Board Response and Recommendation

Your Board reviewed this proposal and recommends a vote AGAINST it for the following reasons:

▪ HP already has a longstanding severance policy to seek stockholder approval for employment or severance agreements that provide for termination benefits for senior executives that exceed 2.99 times the sum of the executive's base salary and bonus.

▪ HP's existing severance plan limits cash severance to 2 times base salary and bonus for the CEO, and to 1.5 times base salary and bonus for other executive officers, which is well below the limit in the proposal.

▪ Including in the "estimated total value" the value of all equity that vests upon termination regardless of the circumstances is overly broad, not consistent with market practice, and would place HP at a significant disadvantage in terms of attracting and retaining executive talent.

▪ Our stockholders already have regular opportunities to provide their views on our executive compensation practices, including termination benefits, in our annual advisory vote on executive compensation and when asked to approve long-term incentive plans and amendments thereto.

HP already has robust policies in place to address the specific concerns set forth in the proposal.

In response to a similar stockholder proposal, HP adopted a severance policy in July 2003 requiring it to seek stockholder approval of any employment or severance agreements with senior executives that provide for termination benefits exceeding 2.99 times the sum of the executive's current annual base salary plus annual target cash bonus, in each case as in effect immediately prior to the time of such executive's termination. Individuals subject to this policy consist of the Section 16 officers designated by the Board. For purposes of the policy, termination benefits include, among other things, the value of the accelerated vesting of any equity awards that is inconsistent with company practices. See "Executive Compensation—Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Narrative to the Potential Payments Upon Termination or Change in Control Table—HP Severance Policy for Senior Executives" for additional information regarding the severance policy. Since the severance policy was adopted in 2003, no individual severance package for a senior executive has ever exceeded the limit set forth in the severance policy. We also note that currently none of our executive officers, including our CEO, have employment or severance agreements with the company.

In addition, HP adopted the Severance and Long-Term Incentive Change in Control Plan for Executive Officers ("severance plan") in February 2020 that applies to Section 16 officers and executive team leadership members who are designated to participate in the severance plan. Under the terms of the severance plan, participants who are involuntarily terminated (i.e., a termination not for cause), and who execute a full and effective release of claims following such termination, are eligible to receive severance benefits in an amount determined as a multiple of base pay, plus the average of either the actual annual incentives paid for the preceding three years or target bonus if the executive has received less than three full fiscal year annual cash bonuses at his or her seniority level as of immediately prior to such termination. In the case of officers other than the CEO, the multiplier is 1.5. In the case of the CEO, the multiplier is 2.0. See "Executive Compensation—Compensation Discussion and Analysis—Termination and Change in Control Protections—Severance and Long-Term Incentive Change in Control Plan for Executive Officers" for additional information regarding the severance plan.

The Board believes that the existing severance policy and plan address the issues raised in the proposal and provide stockholders with a voice in limiting excessive severance packages.

The proposal is overly broad in seeking to include the value of all equity awards that vest upon termination when determining whether the severance payments exceed the applicable cap and would put HP at a competitive disadvantage in attracting and retaining executive talent.

The proposal suggests a cap that covers not only cash severance but also the value of all equity awards that vest upon termination, which is inconsistent with current market practice. As noted above, in accordance with HP's current severance policy, the value of vested equity will be included in determining whether the 2.99x cap has been exceeded if the vesting is inconsistent with the company's practices. Under HP's severance plan, if an executive's employment is terminated without cause, he or she will be entitled to pro rata vesting (and any performance-based equity vests based on actual performance). In connection with a change in control, the vesting of outstanding equity will be accelerated only if the awards are not assumed by the surviving company (a "modified double trigger") or the executive terminates for good reason or without cause (a "double trigger"). Further, the HP Inc. 2004 Stock Incentive Plan, as amended and restated, which was approved by our stockholders with 91.5% of the vote at our 2022 annual meeting of stockholders, specifically provides for the accelerated vesting of equity in a change in control as outlined above.

Consistent with our pay-for-performance philosophy, a significant portion of our executive officers' compensation is in the form of performance-based equity awards. Equity awards are granted and accepted with the expectation that the executives will be given a fair opportunity to realize the full value of these awards. Our severance policy and plan are carefully tailored to support our overall compensation philosophy and align executive and stockholder interests. We believe this approach is essential to remain competitive in attracting and retaining top-tier executives. If the proposal were implemented, we believe it could have an adverse impact on our ability to attract and retain executive talent, as it would put us at a competitive disadvantage against other companies who do not face similar restrictions or uncertainty regarding their ability to offer termination protection for equity awards. Further, the uncertainty regarding treatment of outstanding equity awards in the event of a change-in-control transaction could disincentivize our management employees from exploring and implementing such transactions that could otherwise benefit our stockholders.

HP engages regularly with stockholders who have the opportunity to express their views on HP's executive compensation programs.

HP is committed to maintaining an open and constructive dialogue with stockholders. We conduct annual outreach through various channels, including one-on-one and group meetings, written communications, earnings calls, industry presentations, and company-hosted events. HP has a strong track record of stockholder support for our executive compensation practices, with over 95% approval at the 2023 annual meeting, marking the 9th consecutive year of "Say-on-Pay" approval with an average of over 92% over that time period.

Additionally, as described above, our stockholders strongly supported our 2004 Stock Incentive Plan, as amended and restated, at our 2022 annual meeting of stockholders, which expressly provides for accelerated vesting of equity awards upon certain circumstances.

For all the above reasons, the Board believes that this proposal is not in the best interest of our stockholders and recommends a vote AGAINST this proposal.

Vote Required

Approval of this stockholder proposal requires the affirmative vote of a majority of the shares of HP common stock present in person or represented by proxy and entitled to vote on the proposal at the annual meeting.

Other matters

Questions and Answers

Proxy Materials

1. Why am I receiving these materials?

We have made these materials available to you or delivered paper copies to you by mail in connection with our annual meeting, which will take place online on Monday, April 22, 2024. As a stockholder, you are invited to participate in the annual meeting via live audio webcast and vote on the business items described in this proxy statement. This proxy statement includes information that we are required to provide to you under the SEC rules and that is designed to assist you in voting your shares. The information in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the Board and its committees, the compensation of our Directors and certain executive officers for fiscal 2023 and other required information. See Questions 16 and 17 below for information regarding how you can vote your shares at the annual meeting or by proxy (without attending the annual meeting).

2. What is included in the proxy materials?

The proxy materials include:

- our proxy statement for the 2024 annual meeting; and
- our Annual Report on Form 10-K for the fiscal year ended October 31, 2023.

If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction card for the annual meeting. If you received a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials, see Questions 16 and 17 below for information regarding how you can vote your shares.

3. Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the full set of proxy materials?

This year, we are using the SEC rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a notice of the Internet availability of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail, should they so desire. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the notice of the Internet availability of the proxy materials. In addition, the notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

4. Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

We are providing some of our stockholders, including stockholders who have previously requested to receive paper copies of the proxy materials and some of our stockholders who are living outside of the U.S., with paper copies of the proxy materials instead of a notice of the Internet availability of the proxy materials.

In addition, we are providing proxy materials or notice of the Internet availability of the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials or notice electronically. Those stockholders should receive an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

5. How can I access the proxy materials over the Internet?

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how to:

- view our proxy materials for the annual meeting on the Internet; and
- instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are available at www.proxyvote.com/HP. Please have your 16-digit control number available to access them.

Your notice of the Internet availability of the proxy materials, proxy card, or voting instruction card will contain instructions on how you may request access to proxy materials electronically on an ongoing basis. Choosing to access your future proxy materials electronically will help us conserve natural resources and reduce the costs of distributing our proxy materials. If you choose to access future proxy materials electronically, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to access proxy materials by e-mail will remain in effect until you terminate it.

6. How may I obtain a paper copy of the proxy materials?

Stockholders receiving a notice of the Internet availability of the proxy materials will find instructions about how to obtain a paper copy of the proxy materials on their notice. Stockholders receiving notice of the Internet availability of the proxy materials by e-mail will find instructions about how to obtain a paper copy of the proxy materials as part of that e-mail. All stockholders who do not receive a notice or an e-mail will receive a paper copy of the proxy materials by mail.

7. I share an address with another stockholder, and we received only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How may I obtain an additional copy?

If you share an address with another stockholder, you may receive only one paper copy of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, unless you have provided contrary instructions. If you wish to receive a separate set of the proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting Broadridge Financial Solutions, Inc. ("Broadridge") at:

By Internet: www.proxyvote.com/HP
By telephone: 1-800-579-1639
By e-mail: sendmaterial@proxyvote.com

If you request a separate set of the proxy materials or notice of Internet availability of the proxy materials by e-mail, please be sure to include your control number in the subject line. A separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, will be sent promptly following receipt of your request. If you are a beneficial owner and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials now, please request the additional copy by contacting your individual broker.

If you are a stockholder of record and wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please contact our transfer agent. See Question 21 below.

If you are the beneficial owner of shares held through a broker, trustee, or other nominee and you wish to receive a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, in the future, please call Broadridge at:

1-866-540-7095

All stockholders also may write to HP at the address below to request a separate set of proxy materials or notice of the Internet availability of the proxy materials, as applicable, and materials will be delivered promptly upon receiving your request:

HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304

8. I share an address with another stockholder, and we received more than one paper copy of the proxy materials or notice of the Internet availability of the proxy materials. How do we obtain a single copy in the future?

Stockholders of record sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact our transfer agent. See Question 21 below.

Beneficial owners of shares held through a broker, trustee, or other nominee sharing an address who are receiving multiple copies of the proxy materials or notice of the Internet availability of the proxy materials, as applicable, and who wish to receive a single copy of such materials in the future may contact Broadridge at:

1-866-540-7095

9. What should I do if I receive more than one notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

You may receive more than one notice, more than one e-mail, or more than one paper copy of the proxy materials, including multiple paper copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate notice, a separate e-mail, or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one notice, more than one e-mail or more than one proxy card. To vote all of your shares by proxy, you must either vote by Internet or by telephone, or complete, sign, date, and return each proxy card and voting instruction card that you receive and/or vote over the Internet the shares represented by each notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails).

10. How may I obtain a copy of HP's 2023 Form 10-K and other financial information?

Stockholders may request a free copy of our combined 2023 Annual Report and 2024 Proxy Statement, which includes our 2023 Form 10-K and the financial statements and the financial statement schedules for the last completed fiscal year, from:


HP Inc.
Investor Relations
1501 Page Mill Road
Palo Alto, CA 94304
investorrelations@hp.com


All of HP's filings, including the 2023 Form 10-K are also available on HP's Investor Relations site:


https://investor.hp.com


We also will furnish any exhibit to the 2023 Form 10-K if specifically requested.

Voting Information

11. What proposals will be voted on at the meeting? How does the Board recommend that I vote and what is the voting requirement for each of the proposals? What effect will abstentions and broker non-votes have?

Proposals	Board Recommendation	Votes Required	Effect of Abstentions	Effect of Broker Non-Votes
Election of Directors	FOR EACH NOMINEE	Majority of votes cast	None	No effect
Ratification of Independent Registered Public Accounting Firm	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	N/A (No Broker Non-Votes (Expected to be Routine Matter))
Advisory Vote to Approve Executive Compensation ("Say on Pay" Vote)	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect
Approval of the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan	FOR	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect
Approval of Amendment to Certificate of Incorporation to limit the liability of officers as permitted by law	FOR	Majority of the outstanding shares entitled to vote	Same as "AGAINST"	Same as "AGAINST"
Stockholder Proposal: Stockholder Ratification of Termination Pay	AGAINST	Majority of the shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect

We also will consider any other business that properly comes before the annual meeting. See Question 28 below.

12. What are broker non-votes?

A broker non-vote occurs with respect to a proposal when a broker, trustee, or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner. Under the rules of the NYSE, brokers, trustees, or other nominees may generally vote on routine matters without instructions from a beneficial owner but cannot vote on non-routine matters. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal, but are considered "outstanding" for purposes of Proposal No. 5.

Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, trustee or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you vote by proxy card and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, FOR the approval of the compensation of our named executive officers ("say on pay" vote), FOR the approval of the Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan, FOR the approval of the amendment to the Certificate of Incorporation to limit the liability of officers as permitted by law, and AGAINST the stockholder proposal regarding stockholder ratification of termination pay).

For any shares you hold in the HP 401(k) Plan, if your voting instructions are not received by 11:59 p.m., Eastern Time, on April 17, 2024, your shares will be voted in proportion to the way the shares held by the other HP 401(k) Plan participants are voted, except as may be otherwise required by law.

Broker non-votes differ from abstentions. For the effect of abstentions on the matters to be voted on at the annual meeting, please refer to Question 11 above.

13. Is cumulative voting permitted for the election of Directors?

No, you may not cumulate your votes in the election of Directors. At the 2016 annual meeting, our stockholders approved an amendment to the Certificate of Incorporation eliminating cumulative voting. Therefore, cumulative voting is no longer available to our stockholders.

14. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

- Stockholder of Record—If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the "stockholder of record." As the stockholder of record, you have the right to grant your voting proxy directly to HP or to a third party, or to vote your shares during the annual meeting.

- Beneficial Owner—If your shares are held in a brokerage account, by a trustee, or by another nominee (that is, in "street name"), you are considered the "beneficial owner" of those shares. As the beneficial owner of those shares, you have the right to direct your broker, trustee, or nominee how to vote, or to vote your shares during the annual meeting (other than shares held in the HP 401(k) Plan, which must be voted prior to the annual meeting).

Most of our stockholders hold their shares through a broker, trustee, or other nominee rather than directly in their own name.

15. Who is entitled to vote and how many shares can I vote?

Each holder of shares of HP common stock issued and outstanding as of the close of business on February 22, 2024, the record date for the annual meeting, is entitled to cast one vote per share on all items being voted upon at the annual meeting. You may vote all shares owned by you as of this time, including (1) shares held directly in your name as the stockholder of record, including shares purchased through our dividend reinvestment program and employee stock purchase plans, and shares held through our Direct Registration Service; and (2) shares held for you as the beneficial owner through a broker, trustee, or other nominee.

On the record date, HP had approximately 978,481,281 shares of common stock issued and outstanding.

16. How can I vote my shares during the annual meeting?

This year's annual meeting will be held entirely online to allow greater participation. Stockholders may participate in the annual meeting by visiting the following website:

www.virtualshareholdermeeting.com/HPQ2024

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker or other nominee that holds your shares. Shares held in your name as the stockholder of record may be voted electronically during the annual meeting. Shares for which you are the beneficial owner but not the stockholder of record may also be voted electronically during the annual meeting.

Please note that shares held in the HP 401(k) Plan cannot be voted electronically during the annual meeting. If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 17, 2024 for the trustee to vote your shares. However, holders of shares in the HP 401(k) Plan will still be able to view the annual meeting webcast and ask questions during the annual meeting.

Even if you plan to participate in the annual meeting online, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to participate in the annual meeting.

17. How can I vote my shares without participating in the annual meeting?

Whether you hold shares directly as the stockholder of record or through a broker, trustee, or other nominee as the beneficial owner, you may direct how your shares are voted without participating in the annual meeting. There are three ways to vote by proxy:

- **VIA THE INTERNET**: Stockholders who have received a notice of the Internet availability of the proxy materials by mail may submit proxies over the Internet by following the instructions on the notice. Stockholders who have received notice of the Internet availability of the proxy materials by e-mail may submit proxies over the Internet by following the instructions included in the e-mail. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- **VIA TELEPHONE**: Stockholders of record who live in the U.S. or Canada may submit proxies by telephone by calling 1-800-690-6903 and following the instructions. Stockholders of record who have received a notice of the Internet availability of the proxy materials by mail must have the control number that appears on their notice available when voting. Stockholders of record who received notice of the Internet availability of the proxy materials by e-mail must have the control number included in the e-mail available when voting. Stockholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most stockholders who are beneficial owners of their shares living in the U.S. or Canada and who have received a voting instruction card by mail may vote by phone by calling the number specified on the voting instruction card provided by their broker, trustee, or nominee. Those stockholders should check the voting instruction card for telephone voting availability.

- **VIA MAIL**: Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

18. What is the deadline for voting my shares?

If you hold shares as the stockholder of record or as a beneficial owner, your vote by proxy must be received before the polls close during the annual meeting.

If you hold shares in the HP 401(k) Plan, your voting instructions must be received by 11:59 p.m., Eastern Time, on April 17, 2024 for the trustee to vote your shares. If you are the beneficial owner of shares held through a broker, trustee, or other nominee (including any shares held as a result of your participation in the 2021 ESPP or the Legacy ESPP, please follow the voting instructions provided by your broker, trustee or nominee. The deadline to provide voting instructions for shares you hold as a beneficial owner may be earlier than the deadline provided above.

19. May I change my vote or revoke my proxy?

You may change your vote or revoke your proxy at any time prior to the vote during the annual meeting, except that any change to your voting instructions for shares held in the HP 401(k) Plan must be provided by 11:59 p.m., Eastern Time, on April 17, 2024 as described above.

If you are the stockholder of record, you may change your vote by: (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy); (2) providing a written notice of revocation to the Corporate Secretary at the address below in Question 32 prior to your shares being voted; or (3) participating in the meeting and voting your shares electronically during the annual meeting. Participation in the annual meeting will not cause your previously granted proxy to be revoked unless you specifically make that request. If you are a beneficial owner you may change your vote by submitting new voting instructions to your broker, trustee, or nominee, or by participating in the meeting and electronically voting your shares during the meeting (except that shares held in the HP 401(k) Plan cannot be voted electronically at the annual meeting).

20. Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed, either within HP or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the votes; and (3) to facilitate a successful proxy solicitation. Occasionally, stockholders provide on their proxy card written comments, which are then forwarded to management.

21. What if I have questions for our transfer agent?

Please contact our transfer agent, at the phone number or address listed below, with questions concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.


EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)


A dividend reinvestment and stock purchase program is also available through our transfer agent. For information about this program, please contact our EQ Shareowner Services transfer agent as follows:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
1-800-286-5977 (U.S. and Canada)
1-651-450-4064 (International)

22. How can I attend the annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders, which will be conducted through an audio webcast. You are entitled to participate in the annual meeting only if you were an HP stockholder or joint holder as of the close of business on February 22, 2024 or if you hold a valid proxy for the annual meeting.

You will be able to attend the annual meeting online and submit your questions before and during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2024. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. If you have any questions about your control number, please contact the bank, broker, or other nominee that holds your shares.

The meeting webcast will begin promptly at 2:00 p.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 1:30 p.m., Pacific Time, and you should allow ample time to log in to the meeting webcast and test your computer audio system.

Information as to how to obtain the list of stockholders entitled to vote at the annual meeting will be available during the ten days preceding the annual meeting at the website for the annual meeting: www.virtualshareholdermeeting.com/HPQ2024.

23. What is the pre-meeting forum and how can I access it?

The online format for the annual meeting allows us to communicate more effectively with you. Our pre-meeting forum, where you can submit questions in advance of the annual meeting, can be entered by visiting www.proxyvote.com/HP. We respond to all stockholder submissions received through the forum in writing on our investor relations website.

24. Why a virtual meeting?

Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. You will be able to attend the annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/HPQ2024. You also will be able to vote your shares electronically at the annual meeting (other than shares held through the HP 401(k) Plan, which must be voted prior to the meeting).

25. What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call:

1-855-449-0991 (Toll-free)
1-720-378-5962 (Toll line)

26. How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of shares of HP common stock entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes described previously in Question 12 above are counted for the purpose of determining the presence of a quorum.

27. What constitutes a quorum for the annual meeting, and what happens if a quorum is not present at the annual meeting?

A quorum for the annual meeting is established if the holders of a majority in voting power of our stock issued and outstanding and entitled to vote at the annual meeting are present in person or by proxy. If a quorum is not present at the scheduled time of the annual meeting, then either the chair of the annual meeting or the stockholders by vote of the holders of a majority of the stock present in person or represented by proxy at the annual meeting are authorized by our Bylaws to adjourn the annual meeting until a quorum is present or represented.

28. What happens if additional matters are presented at the annual meeting?

Other than the six items of business described in this proxy statement, we are not aware of any other business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. In the event that any nominee should become unavailable, the proxy holders, Enrique Lores, Julie Jacobs and Rick Hansen, will vote for a substitute nominee or nominees designated by the Board, unless the Board decides to decrease the size of the Board. If any substitute nominees are so designated, we will file an amended proxy statement or additional soliciting material that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the amended proxy statement or additional soliciting material and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the applicable SEC rules.

29. Who will serve as inspector of elections?

The inspector of elections will be a representative from an independent firm, Broadridge.

30. Where can I find the voting results of the annual meeting?

We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

31. Who will bear the cost for the solicitation of proxies by HP?

HP is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by certain of our Directors, officers, and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Alliance Advisors LLC ("Alliance") to assist us in the solicitation of votes described above. We will pay Alliance a base fee of $59,000 plus customary costs and expenses for these services. We have agreed to indemnify Alliance against certain liabilities arising out of or in connection with these services. We also will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

32. What is the deadline to propose actions (other than Director nominations) for consideration at next year's annual meeting?

You may submit proposals for consideration at future annual meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the Corporate Secretary must receive the written proposal at our principal executive offices no later than October 29, 2024. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to our Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304.

For a stockholder proposal that is not intended to be included in our proxy statement for next year's annual meeting under Rule 14a-8, the stockholder must provide the information required by our Bylaws and give timely notice to the Corporate Secretary in accordance with our Bylaws, which, in general, require that the notice be received by the Corporate Secretary:

- not earlier than the close of business on December 23, 2024; and

- not later than the close of business on January 22, 2025.

If the date of the annual meeting is moved more than 30 days before or 60 days after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received no earlier than the close of business 120 days prior to the meeting and not later than the close of business on the later of the following two dates:

- 90 days prior to the meeting; and

- 10 days after public announcement of the meeting date.

Deadlines for the nomination of Director candidates are discussed in Question 34 below.

33. How may I recommend individuals to serve as Directors and what is the deadline for a Director recommendation?

You may recommend Director candidates for consideration by the NGSR Committee. Any such recommendations should include verification of the stockholder status of the person submitting the recommendation and the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304. See "Identifying and Evaluating Candidates for Directors" above for more information regarding our Board membership criteria.

A stockholder may send a recommended Director candidate's name and information to the Board at any time. Generally, such proposed candidates are considered at the first or second Board meeting prior to the issuance of the proxy statement for our annual meeting.

34. How may I nominate individuals to serve as Directors and what are the deadlines for a Director nomination?

Our Bylaws permit stockholders to nominate Directors for consideration at an annual meeting. To nominate a Director for consideration at an annual meeting, a nominating stockholder must provide the information required by our Bylaws and give timely notice of the nomination to the Corporate Secretary in accordance with our Bylaws, and each nominee must meet the qualifications required by our Bylaws. To nominate a Director for consideration at next year's annual meeting (but not for inclusion in our annual proxy statement), the notice must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, between the close of business on December 23, 2024 and the close of business on January 22, 2025, unless the annual meeting is moved by more than 30 days before or 60 days after the anniversary of the prior year's annual meeting, in which case the deadline will be as described in Question 32 above.

In addition, our Bylaws provide that under certain circumstances, a stockholder or group of stockholders may seek to include Director candidates that they have nominated in our annual meeting proxy statement. These proxy access provisions of our Bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include Director candidates in our annual meeting proxy statement must own 3% or more of HP's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed 20% of the number of Directors in office as of the last day on which a request to include a stockholder-nominated candidate may be delivered in accordance with our Bylaws. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder-nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in our proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of HP common stock held by each nominating stockholder or group of stockholders. The nominating stockholder or group of stockholders also must deliver the information required by our Bylaws, and each nominee must meet the qualifications required by our Bylaws. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting must be received by the Corporate Secretary at HP Inc., 1501 Page Mill Road, Palo Alto, California 94304:

- not earlier than the close of business on November 23, 2024; and
- not later than the close of business on December 23, 2024.

35. How may I obtain a copy of the provisions of our Bylaws regarding stockholder proposals and Director nominations?

You may contact the Corporate Secretary at our principal executive offices, HP Inc., 1501 Page Mill Road, Palo Alto, California 94304, for a copy of the relevant Bylaws provisions regarding the requirements for making stockholder proposals and nominating Director candidates. Our Bylaws are also available on our investor relations website at https://investor.hp.com.

36. Who can help answer my questions?

If you have any questions about the annual meeting or how to vote or revoke your proxy, you should contact our proxy solicitors:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
(855) 796-2123

HPQ@allianceadvisors.com

Forward-Looking Statements

This proxy statement contains forward-looking statements based on current expectations and assumptions that involve risks and uncertainties. If the risks or uncertainties ever materialize or the assumptions prove incorrect, they could affect the business and results of operations of HP Inc. and its consolidated subsidiaries which may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, any statements regarding the impact of the COVID-19 pandemic; projections of net revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, deferred taxes, share repurchases, foreign currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring and other charges, planned structural cost reductions and productivity initiatives; any statements of the plans, strategies and objectives of management for future operations, including, but not limited to, our business model and transformation, our sustainability goals, our go-to-market strategy, the execution of restructuring plans and any resulting cost savings (including the fiscal 2023 plan), net revenue or profitability improvements or other financial impacts; any statements concerning the expected development, demand, performance, market share or competitive performance relating to products or services; any statements concerning potential supply constraints, component shortages, manufacturing disruptions or logistics challenges; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; any statements regarding pending investigations, claims, disputes or other litigation matters; any statements of expectation or belief as to the timing and expected benefits of acquisitions and other business combination and investment transactions (including the acquisition of Plantronics, Inc.); and any statements of assumptions underlying any of the foregoing. Forward-looking statements can also generally be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will," "would," "could," "can," "may," and similar terms. Risks, uncertainties and assumptions include the factors discussed in "Risk Factors" in Item 1A of Part I of HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2023 and that are otherwise described or updated from time to time in HP's other filings with the SEC.

Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in HP's filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

The forward-looking statements in this report are made as of the date of this filing and HP assumes no obligation and does not intend to update these forward-looking statements.

Reconciliation of GAAP Measures to Non-GAAP Measures

In this proxy statement, HP discloses the following non-GAAP financial measures:

- Non-GAAP operating profit: Non-GAAP operating profit is a non-GAAP measure that is defined as GAAP operating profit, exclusive of amortization of intangible assets, costs related to restructuring and other charges, and acquisition and divestiture charges. Management uses non-GAAP operating profit to evaluate and forecast our performance before gains, losses, or other charges that are considered by management to be outside of our core business segment operating results. We believe that presenting non-GAAP operating profit provides investors with greater visibility with respect to the information used by management in its financial and operational decision making. We further believe that providing this additional non-GAAP information helps investors understand our operating performance and evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for GAAP operating profit.

- Non-GAAP free cash flow: Non-GAAP free cash flow is a non-GAAP measure that is defined as net cash provided by operating activities adjusted for net investments in leases and net investments in property, plant and equipment. HP's management uses non-GAAP free cash flow for the purpose of determining the amount of cash available for investment in HP's businesses, repurchasing stock and other purposes. HP's management also uses non-GAAP free cash flow to evaluate HP's historical and prospective liquidity. This additional non-GAAP information is not intended to be considered in isolation or as a substitute for net cash provided by operating activities.

	Twelve months ended
(in millions)	October 31, 2023
GAAP operating profit	$3,456
Non-GAAP adjustments:	
Amortization of intangible assets	350
Restructuring and other charges	527
Acquisition and divestiture charges	240
Non-GAAP operating profit	$4,573

	Twelve months ended
(in millions)	October 31, 2023
GAAP net cash provided by operating activities	$ 3,571
Non-GAAP adjustments:	
Net investments in property, plant and equipment	(593)
Net investments in leases	110
Non-GAAP free cash flow	$3,088

Annex A:
Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan

1.   Purposes of the Plan.

The purpose of this Plan is to encourage ownership in the Company by key personnel whose long-term employment is considered essential to the Company's continued progress and, thereby, encourage recipients to act in the shareholders' interest and share in the Company's success and to provide an opportunity for cash awards to incentivize or reward employees.

2.   Definitions.

As used herein, the following definitions shall apply:

a. "**Administrator**" means the Board, any Committee or such delegates as shall be administering the Plan in accordance with Section 4 of the Plan.

b. "**Affiliate**" means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator provided that the entity is one with respect to which Common Stock will qualify as "service recipient stock" under Section 409A of the Code to the extent necessary to exempt an Award from the application of Section 409A of the Code. For the sake of clarity, the term "Affiliate" shall include a Subsidiary.

c. "**Annual Equity Retainer**" shall mean the amount which a Non-Employee Director will be entitled to receive in the form of equity for serving as a director in a relevant Director Plan Year, but shall not include reimbursement for expenses, fees associated with service on any committee of the Board, any cash compensation (whether or not payable in Shares at the election of the Non-Employee Director), or fees with respect to any other services to be provided to HP or the Board, including but not limited to Board leadership services.

d. "**Applicable Laws**" means the requirements relating to the administration of equity compensation plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

e. "**Award**" means a Cash Award, Stock Award, Stock Appreciation Right, or Option granted in accordance with the terms of the Plan.

f. "**Awardee**" means an individual who has been granted an Award under the Plan.

g. "**Award Agreement**" means a Cash Award Agreement, Stock Award Agreement, SAR Agreement and/or Option Agreement, which may be in written or electronic format, in such form and with such terms as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan. An Award Agreement may be in the form of either (i) an agreement to be either executed by both the Awardee and the Company or offered and accepted electronically as the Administrator shall determine or (ii) certificates, notices or similar instruments as approved by the Administrator.

h. "**Board**" means the Board of Directors of the Company.

i. "**Cash Award**" means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on the satisfaction of such Performance Criteria as are specified in the agreement or other documents evidencing the Award (the "Cash Award Agreement").

j. "**Cause**" shall mean, unless otherwise defined in an agreement to which the Participant is a party with the Company or an Affiliate, the occurrence of any of the following: (i) the Participant's conviction of, or plea of guilty or nolo contendere to, a felony under Applicable Law; (ii) the Participant's willful and deliberate failure in the performance of the Participant's duties in any material respect; (iii) the Participant's willful misconduct that results in material harm to the Company or an Affiliate; or (iv) the Participant's material violation of the Company's ethics and compliance program, code of conduct or other material policy of the Company.

k. "**Change in Control**" means any of the following, unless the Administrator provides otherwise:

i.   any merger or consolidation (other than a merger or consolidation in which 50% of the voting power of the voting securities of the surviving entity is controlled by the shareholders of the Company immediately prior to the transaction) in which the Company shall not be the surviving entity (or survives only as a subsidiary of another entity whose shareholders did not own all or substantially all of the Common Stock in substantially the same proportions as immediately prior to such transaction),

ii. the sale of all or substantially all of the Company's assets to any other person or entity (other than a wholly-owned subsidiary),

iii. the acquisition of beneficial ownership of a controlling interest (including, without limitation, power to vote) the outstanding shares of Common Stock by any person or entity (including a "group" as defined by or under Section 13(d)(3) of the Exchange Act),

iv. the dissolution or liquidation of the Company, or

v. a contested election of Directors, as a result of which or in connection with which the persons who were Directors before such election or their nominees cease to constitute a majority of the Board.

A transaction shall not constitute a Change in Control if it is effected for the purpose of changing the place of incorporation or form of organization of the ultimate parent entity (including where the Company is succeeded by an issuer incorporated under the laws of another state, country or foreign government for such purpose and whether or not the Company remains in existence following such transaction) where all or substantially all of the persons or group that beneficially own all or substantially all of the combined voting power of the Company's voting securities immediately prior to the transaction beneficially own all or substantially all of the combined voting power of the Company in substantially the same proportions of their ownership after the transaction.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A of the Code, to the extent required to avoid the imposition of additional taxes under Section 409A of the Code, the transaction or event described in this Section 2(j) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

l. "**Code**" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

m. "**Committee**" means a committee of Directors appointed by the Board in accordance with Section 4 of the Plan. The HR and Compensation Committee of the Board shall be deemed a "Committee" for purposes of the Plan.

n. "**Common Stock**" means the common stock of the Company.

o. "**Company**" or "**HP**" means HP Inc., a Delaware corporation, or its successor.

p. "**Conversion Award**" has the meaning set forth in Section 4(b)(xi) of the Plan.

q. "**Director**" means a member of the Board.

r. "**Director Option Award**" has the meaning set forth in Section 13(b) of the Plan.

s. "**Director Plan Year**" shall mean the year beginning the day after HP's annual meeting and ending on the day of HP's next annual meeting, as the case may be, for any relevant year.

t. "**Director RSU Award**" has the meaning set forth in Section 13(b) of the Plan.

u. "**Dividend Equivalent Right**" means a right to receive the equivalent value of dividends paid on the Common Stock with respect to the Shares underlying an Award that is a Full-Value Award prior to settlement of the Award in accordance with the provision of Section 14(c).

v. "**Employee**" means a regular, active employee of the Company or any Affiliate, including an Officer and/or Director. The Administrator shall determine whether or not the chairman of the Board qualifies as an "Employee." The Administrator shall have the discretion to determine the effect upon an Award and upon an individual's status as an Employee in the case of (i) any individual who is classified by the Company or an Affiliate as leased from or otherwise employed by a third party, including, for clarity, a professional employer organization, or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise, (ii) any leave of absence approved by the Company or an Affiliate, (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate, or between any Affiliates, (iv) any change in the Awardee's status from an employee to a consultant or Director, and (v) at the request of the Company or an Affiliate, an employee becomes employed by any partnership, joint venture or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.

w. "**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

x. "**Fair Market Value**" means, unless the Administrator determines otherwise, as of any date, the closing sales price for such Common Stock on the New York Stock Exchange (the "**NYSE**") as of such date (or if no sales were reported on such date, the closing sales price on the last preceding day on which a sale was made), as reported in such source as the Administrator shall determine.

y. "**Full-Value Award**" means any Award under the Plan other than a Cash Award, an Option or a Stock Appreciation Right. For avoidance of doubt, Stock Awards settled in cash are not Full-Value Awards.

z. "**Grant Date**" means the date upon which an Award is granted to an Awardee pursuant to this Plan or such later date as specified in advance by the Administrator.

aa. "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

bb. "**Non-Employee Director**" shall mean each member of the Board who is not an employee of HP or any of its Subsidiaries or Affiliates and who is eligible only for Awards granted pursuant to Section 13 of the Plan.

cc. "**Nonstatutory Stock Option**" means an Option not intended to qualify as an Incentive Stock Option.

dd. "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

ee. "**Option**" means a right granted under Section 8 to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Award (the "**Option Agreement**"). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.

ff. "**Participant**" means an individual who has been granted an Award or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.

gg. "**Performance Criteria**" shall have the meaning set forth in Section 14(b) of the Plan.

hh. "**Plan**" means this Fourth Amended and Restated HP Inc. 2004 Stock Incentive Plan, as may be amended from time to time.

ii. "**Share**" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

jj. "**Stock Appreciation Right**" or "**SAR**" means a right granted under Section 8 which entitles the recipient to receive an amount equal to the excess of the Fair Market Value of a Share on the date of exercise of the Stock Appreciation Right over the exercise price thereof on such terms and conditions as are specified in the agreement or other documents evidencing the Award (the "**SAR Agreement**"). The Administrator shall determine whether a Stock Appreciation Right shall be settled in cash, Shares or a combination of cash and Shares. Stock Appreciation Rights may be granted in tandem with another Award or freestanding and unrelated to another Award.

kk. "**Stock Award**" means an award or issuance of Shares or Stock Units made under Section 11 of the Plan, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the "**Stock Award Agreement**").

ll. "**Stock Unit**" means a bookkeeping entry representing an amount equivalent to the value of one Share, payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

mm. "**Subsidiary**" means any company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

nn. "**Tax-Related Items**" means any U.S. federal, state, and/or local taxes and any taxes imposed by a jurisdiction outside of the U.S. (including, without limitation, income tax, social insurance and similar contributions, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax and any other taxes related to participation in the Plan and legally applicable to a Participant, including any employer liability for which the Participant is liable pursuant to Applicable Laws or the applicable Award Agreement).

oo. "**Termination of Employment**" shall mean ceasing to be an Employee. However, for Incentive Stock Option purposes, Termination of Employment will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Subsidiaries. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Employment.

pp. "**Total and Permanent Disability**" shall have the meaning set forth in Section 22(e)(3) of the Code.

3. **Stock Subject to the Plan.**

a. Aggregate Limits. Subject to the provisions of Section 15 of the Plan, the aggregate number of Shares that may be issued pursuant to Awards granted under the Plan is 668,811,733 Shares[1]. The Shares subject to the Plan may be either Shares reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares. Shares issued in respect of any Full-Value Award granted under the Plan after March 20, 2013 shall be counted against the share limit set forth in the foregoing sentence as 2.32 Shares for every single Share actually issued in connection with such Award.

---

[1] 180,000,000 shares originally approved at the annual meeting March 17, 2004; 65,000,000 additional shares approved at the annual meeting March 17, 2010; 172,500,000 additional shares approved at the annual meeting in 2013; 30,000,000 additional shares approved at the annual meeting April 19, 2022; 45,700,000 additional shares approved at the annual meeting April 22, 2024. The Aggregate Limit also reflects an adjustment increasing the share reserve by 2.161989 shares for each share that was available for issuance as of the date of the adjustment to give effect to the stock dividend that was issued by the Company on November 1, 2015 in connection with the Company's spin-off of Hewlett Packard Enterprises. The Aggregate Limit was reduced by 80,000,000 shares, effective as of January 29, 2018.

b. Issuance of Shares. For purposes of Section 3(a), the aggregate number of Shares issued under the Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award. If any Shares subject to an Award granted under the Plan are forfeited or such Award is settled in cash or otherwise terminates without the delivery of such Shares, the Shares subject to such Award, to the extent of any such forfeiture, settlement or termination, shall again be available for grant under the Plan. Any Shares that become available for the grant of Awards pursuant to the foregoing sentence shall be added back in accordance with the following: (i) if the Shares were subject to Options or Stock Appreciation Rights, Shares will be added back as one (1) Share for every Share subject to the Options or Stock Appreciation Rights; (ii) if the Shares were subject to Stock Awards, Shares will be added back as 2.32 Shares for every single Share subject to the Stock Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares delivered to or withheld by the Company to pay the exercise price of an Option, (ii) Shares delivered to or withheld by the Company to pay the withholding Tax-Related Items, or (iii) Shares repurchased by the Company on the open market with the proceeds of an Award paid to the Company by or on behalf of the Participant. For the avoidance of doubt, when SARs are exercised and settled in Shares the full number of Shares exercised will no longer be available for issuance under the Plan.

c. Share Limits. Subject to the provisions of Section 15 of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Awardee shall not exceed 4,000,000, except that in connection with the Participant's initial service, an Awardee may be granted Awards covering up to an additional 4,000,000 Shares. Subject to the provisions of Section 15 of the Plan, the aggregate number of Shares that may be subject to all Incentive Stock Options granted under the Plan is 668,811,733 Shares. Notwithstanding anything to the contrary in the Plan, the limitations set forth in this Section 3(c) shall be subject to adjustment under Section 15(a) of the Plan only to the extent that such adjustment will not affect the ability to grant or the qualification of Incentive Stock Options under the Plan.

4. Administration of The Plan.

a. *Procedure.*

i. Multiple Administrative Bodies. The Plan shall be administered by the Board, one or more Committees and/or their delegates.

ii. Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"), Awards to Officers and Directors shall be made by the entire Board or a Committee of two or more "non-employee directors" within the meaning of Rule 16b-3.

iii. Other Administration. Subject to Applicable Law and the Company's corporate governing rules and documents, the Board or a Committee may delegate to one or more persons or a body the power vested in the Board or the Committee under the Plan.

iv. Delegation of Authority for the Day-to-Day Administration of the Plan. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

b. *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

i. to select the Awardees to whom Awards are to be granted hereunder;

ii. to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

iii. to determine the type of Award to be granted to the selected Awardees;

iv. to approve forms of Award Agreements for use under the Plan;

v. to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise and/or purchase price, the time or times when an Award may be exercised or settled (which may or may not be based on Performance Criteria), the vesting schedule, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

vi. to suspend the right to exercise Awards during any blackout period that is necessary or desirable to comply with the requirements of Applicable Laws and/or to extend the Award exercise period for an equal period of time in a manner consistent with Applicable Law;

vii. to correct defects and supply omissions in the Plan and any Award Agreement and to correct administrative errors;

viii. to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

    ix. to establish, adopt or revise rules and regulations and procedures relating to the operation and administration of the Plan to facilitate compliance with non-U.S. laws and procedures, facilitate administration of the Plan and/or take advantage of tax-favorable treatment for Awards granted to Participants outside the U.S., in each case, as it may deem necessary or advisable by the Administrator. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate the foregoing;

    x. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

    xi. to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such amendment is subject to Section 15 of the Plan and may not materially impair any outstanding Award unless agreed to in writing by the Participant or if the Administrator deems such amendments are necessary or desirable to facilitate compliance with Applicable Laws;

    xii. to allow Participants to satisfy withholding of Tax-Related Items by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or SAR, or vesting or settlement of a Stock Award that number of Shares. The value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of Tax-Related Items to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

    xiii. to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by service providers of an entity acquired by the Company (the "Conversion Awards"). Any conversion or substitution shall be effective as of the close of the merger or acquisition. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity;

    xiv. to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

    xv. to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

    xvi. to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award; and

    xvii. to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

  c. *Effect of Administrator's Decision.* All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants or other persons claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Eligibility.

Awards may be granted to Directors and/or Employees; provided that Non-Employee Directors are eligible only for awards granted under Section 13 of the Plan.

6. Term of Plan.

The Plan shall become effective upon its approval by shareholders of the Company. It shall continue in effect for a term of ten (10) years from the later of the date the Plan or any amendment to add shares to the Plan is approved by shareholders of the Company unless terminated earlier under Section 16 of the Plan; provided, however, that Incentive Stock Options shall not be granted following the date that is more than 10 years after the date that is the later of the date the Board or shareholders of the Company approve any amendment to add shares to the Plan.

7. Term of Award.

The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of an Option or SAR, the term shall be ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement.

8. **Options and Stock Appreciation Rights.**

The Administrator may grant an Option or SAR, or provide for the grant of an Option or SAR, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition whether or not within the control of the Awardee.

a. *Option or SAR Agreement.* Each Option or SAR Agreement shall contain provisions regarding (i) the number of Shares that may be issued upon exercise of the Option or SAR, (ii) the type of Option, (iii) the exercise price of the Shares and the means of payment for the Shares, (iv) the term of the Option or SAR, (v) such terms and conditions on the vesting and/or exercisability of an Option or SAR as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option or SAR and forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

b. *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option or SAR shall be determined by the Administrator, subject to the following:

   i. The per Share exercise price of an Option or SAR shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

   ii. Notwithstanding the foregoing, at the Administrator's discretion, Conversion Awards may be granted in substitution and/or conversion of options or stock appreciation rights of an acquired entity, with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of such substitution and/or conversion if such exercise price is based on a formula set forth in the terms of such options/stock appreciation rights or in the terms of the agreement providing for such acquisition.

c. *No Option or SAR Repricings.* Other than in connection with a change in the Company's capitalization (as described in Section 15(a) of the Plan), the exercise price of an Option or SAR may not be reduced without shareholder approval (including canceling previously awarded Options or SARs in exchange for cash, other Awards, Options or SARs with an exercise price that is less than the exercise price of the original Option or SAR).

d. *Vesting Period and Exercise Dates.* Options or SARs granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option's or SAR's term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option or SAR granted under this Plan subject to continued employment, the passage of time and/or such Performance Criteria as deemed appropriate by the Administrator. At any time after the grant of an Option or SAR, the Administrator may reduce or eliminate any restrictions surrounding any Participant's right to exercise all or part of the Option or SAR.

e. Form of Consideration for Exercising an Option. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. Acceptable forms of consideration may include:

   i. cash;

   ii. check or wire transfer (denominated in U.S. Dollars);

   iii. subject to any conditions or limitations established by the Administrator, withholding of Shares deliverable upon exercise, which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

   iv. consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;

   v. such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

   vi. any combination of the foregoing methods of payment.

9. **Incentive Stock Option Limitations/Terms.**

a. *Eligibility.* Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Subsidiaries may be granted Incentive Stock Options.

b. *$100,000 Limitation.* Notwithstanding the designation "Incentive Stock Option" in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 9(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the Grant Date.

c. *Effect of Termination of Employment on Incentive Stock Options.* Generally. Unless otherwise provided for by the Administrator, upon an Awardee's Termination of Employment, any outstanding Incentive Stock Option granted to such Awardee, whether vested or unvested, to the extent not theretofore exercised, shall terminate immediately upon the Awardee's Termination of Employment.

d. *Leave of Absence.* For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or a Subsidiary is not so guaranteed, an Awardee's employment with the Company shall be deemed terminated on the ninety-first (91st) day of such leave for Incentive Stock Option purposes and any Incentive Stock Option granted to the Awardee shall cease to be treated as an Incentive Stock Option and shall terminate upon the expiration of the three month period following the date the employment relationship is deemed terminated.

e. *Transferability.* The Option Agreement must provide that an Incentive Stock Option cannot be transferable by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, must not be exercisable by any other person. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonstatutory Stock Option.

f. *Other Terms.* Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify, to the extent determined desirable by the Administrator, with the applicable provisions of Section 422 of the Code.

10. **Exercise of Option or SAR.**

a. *Procedure for Exercise; Rights as a Shareholder.*

i. Any Option or SAR granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Award Agreement.

ii. An Option or SAR shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option or SAR; (B) full payment for the Shares with respect to which the related Option is exercised; and (C) with respect to Nonstatutory Stock Options or SARs, satisfaction of all applicable withholding of Tax-Related Items.

iii. Shares issued upon exercise of an Option or SAR shall be issued in the name of the Participant. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to an Option or SAR, notwithstanding the exercise of the Option or SAR. No dividend equivalents may accrue with respect to Options.

iv. The Company shall issue (or cause to be issued) such Shares as soon as administratively practicable after the Option or SAR is exercised. An Option or SAR may not be exercised for a fraction of a Share.

b. *Effect of Termination of Employment on Nonstatutory Stock Options or SARs.* Unless otherwise provided for by the Administrator prior to the Awardee's Termination of Employment, upon an Awardee's Termination of Employment, any outstanding Nonstatutory Stock Option or SAR granted to such Awardee, whether vested or unvested, to the extent not theretofore exercised, shall terminate immediately upon the Awardee's Termination of Employment.

11. **Stock Awards.**

a. *Stock Award Agreement.* Each Stock Award Agreement shall contain provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment for the Shares, (iii) the Performance Criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

b. *Restrictions and Performance Criteria.* The grant, issuance, retention and/or vesting of each Stock Award may be subject to such Performance Criteria and level of achievement versus these criteria as the Administrator shall determine.

c. *Forfeiture.* Unless otherwise provided for by the Administrator prior to the Awardee's Termination of Employment, upon the Awardee's Termination of Employment, the Stock Award and the Shares subject thereto shall be forfeited, provided that to the extent that the Awardee purchased any Shares, the Company shall have a right to repurchase the unvested Shares.

d. *Rights as a Shareholder.* Unless otherwise provided by the Administrator, the Participant shall have the rights equivalent to those of a shareholder and shall be a shareholder only after Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant. The Administrator may, in its sole discretion, grant Dividend Equivalent Rights, payable in cash, Shares, other securities, or other property, with respect to Stock Units, on such terms and conditions as may be determined by the Administrator, in its sole discretion. Any dividend or Dividend Equivalent Right otherwise payable in respect of any Stock Award that remains subject to vesting conditions at the time of payment of such dividend shall not be paid to the Participant to the extent the underlying Award does not vest.

12. **Cash Awards.**

Each Cash Award will confer upon the Awardee the opportunity to earn a future payment tied to the level of achievement with respect to one or more Performance Criteria established for a performance period.

a. *Cash Award.* Each Cash Award shall contain provisions regarding (i) the target and maximum amount payable to the Awardee as a Cash Award, (ii) the Performance Criteria and level of achievement versus these criteria which shall determine the amount of such payment, (iii) the period as to which performance shall be measured for establishing the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Cash Award prior to actual payment, (vi) forfeiture provisions, and (vii) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Administrator. The maximum amount payable as a Cash Award that is settled for cash may be a multiple of the target amount payable. To the extent that any Cash Award is granted under the Company's 2005 Pay-for-Results Plan, the terms and conditions of this Section 12 shall prevail over the terms and conditions of the 2005 Pay-for-Results Plan.

b. *Performance Criteria.* The Administrator shall establish the Performance Criteria and level of achievement versus these criteria which shall determine the target and the minimum and maximum amount payable under a Cash Award, which criteria may be based on financial performance and /or personal performance evaluations.

c. *Timing and Form of Payment.* The Administrator shall determine the timing of payment of any Cash Award. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit an Awardee to elect (in a manner consistent with Section 409A of the Code) for the payment of any Cash Award to be deferred to a specified date or event. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for an Awardee to have the option for the Participant's Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property.

d. *Termination of Employment.* Unless otherwise provided for by the Administrator prior to the Awardee's Termination of Employment, upon the Awardee's Termination of Employment, any Cash Awards issued hereunder shall be forfeited,

13. Non-Employee Director Awards.

a. *Eligibility.* Each member of the Board who is a Non-Employee Director and who is providing service to HP as a member of the Board at the beginning of the Director Plan Year shall be eligible to receive an Annual Equity Retainer (as defined in Section 2 above) under the Plan. The value of the Annual Equity Retainer granted to a Non-Employee Director for any Director Plan Year (which shall be converted into a number of shares subject to a Director RSU Award (as provided in Section 13(b)(ii)) or Director Option Award (as provided in Section 13(b)(iii)) shall not exceed $550,000.

Any member of the Board who enters service after the beginning of the Director Plan Year (as defined in Section 2 above) may be eligible to receive a prorated Annual Equity Retainer under the Plan as the Board or the Committee determines in its discretion.

b. *Terms and Conditions.*

i. *Compensation Alternatives.* Within such period as may be designated by the Committee (i) prior to the beginning of the Director Plan Year, or (ii) if the Non-Employee Director elects to defer Director RSU Awards (as defined below), in the calendar year preceding the first day of the Director Plan Year, each Non-Employee Director may elect to receive his Annual Equity Retainer in the form of restricted stock units (a "**Director RSU Award**") or in the form of an option to purchase shares of Common Stock (a "**Director Option Award**"). If any Non-Employee Director fails to make such an election, then he shall be deemed to have elected a Director RSU Award for the value of his Annual Equity Retainer. Each Non-Employee Director may also elect, in the calendar year preceding the first day of the Director Plan Year, to receive any cash portion of his Non-Employee Director compensation in the form of a Director RSU Award. Any such election, or any modification or termination of such an election, shall be filed with HP on a form prescribed by HP for this purpose. If a Non-Employee Director does not elect to defer his or her Director RSU Awards and does not select his or her means of payment within the prescribed time, then such Non-Employee Director shall not be permitted to defer Director RSU Awards for the applicable Director Plan Year. Notwithstanding anything herein to the contrary, any individual who first becomes a Non-Employee Director after the start of a calendar year and has not otherwise been eligible to participate in a non-qualified deferred compensation plan maintained by the Company, may elect within 30 days of becoming a Non-Employee Director to defer his Annual Equity Retainer (to the extent such Non-Employee Director also elects to receive such Annual Equity Retainer in the form of Director RSU Awards), and any cash portion of his Non-Employee Director compensation that the Non-Employee Director elects to receive in the form of a Director RSU Award, that is earned with respect to service as a Non-Employee Director subsequent to the date the deferral election becomes effective. Such election shall be irrevocable and effective no later than the end of such 30-day period.

ii. *Director RSU Award.*

A. Date of Grant. The Director RSU Award shall be granted automatically on the date of the annual shareholders meeting (the "**Director Grant Date**").

B. Number of Shares Subject to a Director RSU Award. The total number of shares of Common Stock included in each Director RSU Award shall be determined by dividing the amount of the Annual Equity Retainer that is to be paid in RSUs by the Fair Market Value of a share of Common Stock on the Director Grant Date. It shall be rounded up to the largest number of whole shares.

C. Vesting Period for Director RSU Award. The vesting applicable to the Director RSU Award for a Director Plan Year shall be determined by the Committee and set forth in the applicable Award Agreement. Unless deferred, Shares subject to Director RSU Awards shall be delivered promptly upon satisfaction of the vesting conditions, but no later than March 15 of the calendar year following the calendar year in which the vesting conditions are satisfied.

iii. *Director Option Award.* Subject to Section 13(b)(i) above, each Non-Employee Director may specify the amount of his Annual Equity Retainer to be received in the form of a Nonstatutory Stock Option. Each Director Option Award granted under this Plan shall comply with and be subject to the terms of the Plan and the following terms and conditions including such additional terms and conditions as may be determined by the Board or Committee:

A. *Date of Grant.* The Director Option Award shall be granted automatically on the Director Grant Date.

    B. *Number of Shares Subject to Director Option Award.* The number of shares to be subject to any Director Option Award shall be an amount necessary to make such option equal in value, using a modified Black-Scholes option valuation model, to that portion of the Annual Equity Retainer that the Non-Employee Director elected to receive in the form of an option. The value of the option will be calculated by assuming that the value of an option to purchase one share of Common Stock equals the product of (i) a fraction determined by dividing 1 by the Multiplier, as defined below, and (ii) the Fair Market Value of a share of Common Stock on the Director Grant Date.

The number of shares represented by a Director Option Award shall be determined by multiplying the number of shares determined above by a multiplier determined using a modified Black-Scholes option valuation method (the "**Multiplier**"). The Board or the Committee shall determine the Multiplier prior to the beginning of the Director Plan Year by considering the following factors: (i) the Fair Market Value of the Common Stock on the date the Multiplier is determined; (ii) the average length of time that Company stock options are held by optionees prior to exercise; (iii) the risk-free rate of return based on the term determined in (ii) above and U.S. government securities rates; (iv) the annual dividend yield for the Common Stock; and (v) the volatility of the Common Stock over the previous ten-year period. The number of shares to be subject to the option shall be rounded up to the largest number of whole shares determined as follows:

$$\frac{\text{Amount of Annual Equity Retainer to be paid as options}}{\text{Fair Market Value on the Director Grant Date}} \times \text{Multiplier} = \text{Number of Shares}$$

    C. Price of Options. The exercise price of the Director Option Award will be the Fair Market Value of the Common Stock on the Director Grant Date.

    D. Period of Director Option Award. The vesting and exercisability applicable to a Director Option Award shall be determined by the Committee and set forth in the applicable Award Agreement. If the Committee does not expressly exercise its discretion to change the exercisability (including the vesting schedule and/or the term of an option) of the Director Option Award for a Director Plan Year, then the exercisability of such options shall be the same as the last Director Plan Year in which the Committee expressly exercised its discretion to determine the exercisability of Shares subject to the Director Option Award.

    iv. *Termination.* Any Non-Employee Director who terminates service prior to the end of the Director Plan Year may have his Annual Equity Retainer prorated, including a forfeiture of options, restricted stock units or cash payment, if any, as the Board or the Committee determines in its discretion.

14. Other Provisions Applicable to Awards.

    a. *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. The Administrator may make an Award transferable to an Awardee's "family member" (as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners. If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

    b. *Performance Criteria.* For purposes of this Plan, the term "Performance Criteria" shall mean any performance criteria selected by the Administrator, including, but not limited to, one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the Award: (i) cash flow (including operating cash flow or free cash flow) or cash conversion cycle; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in: earnings or earnings per share, cash flow, revenue, gross margin, operating expense or operating expense as a percentage of revenue; (v) stock price; (vi) return on equity or average shareholder equity; (vii) total shareholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue (on an absolute basis or adjusted for currency effects); (xii) net profit or net profit before annual bonus; (xiii) income or net income; (xiv) operating income or net operating income; (xv) operating profit, net operating profit or controllable operating profit; (xvi) operating margin or operating expense or operating expense as a percentage of revenue; (xvii) return on operating revenue; (xviii) market share or customer indicators; (xix) contract awards or backlog; (xx) overhead or other expense reduction; (xxi) growth in shareholder value relative to the moving average of the S&P 500 Index or a peer group index or another index; (xxii) credit rating; (xxiii) strategic plan development and implementation, attainment of research and development milestones or new product invention or innovation; (xxiv) succession plan development and implementation; (xxv) improvement in productivity or workforce diversity, (xxvi) attainment of objective operating goals and employee metrics; (xxvii) economic value added; and (xxviii) any other environmental, social, and corporate governance goals and objectives. The Administrator may appropriately adjust any evaluation of performance under a Performance Criteria to exclude any of the following events (or any other event specified in the Award Agreement) that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any items that are unusual in nature and infrequently occurring pursuant to Accounting Standards Update 2015-01 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable year.

c. *Tax-Related Items.* The Company or any Affiliate, as applicable, shall have the authority to require a Participant to remit to the Company or an Affiliate, an amount sufficient to satisfy the withholding obligations for Tax-Related Items or to take such other action as may be necessary or appropriate in the opinion of the Company or an Affiliate, as applicable, to satisfy withholding obligations for Tax-Related Items, including one or a combination of the following: (a) withholding from the Participant's wages or other cash compensation payable to the Participant by the Company or an Affiliate; (b) withholding from the proceeds of the sale of Shares acquired pursuant to an Award, either through a voluntary sale or a mandatory sale arranged by the Company on the Participant's behalf, without need of further authorization; or (c) in the Committee's sole discretion, by withholding Shares otherwise issuable under an Award (or allowing the return of Shares) sufficient, as determined by the Committee in its sole discretion, to satisfy such Tax-Related Items. No Shares shall be delivered pursuant to an Award to any Participant or other person until the Participant or such other person has made arrangements acceptable to the Committee to satisfy the withholding obligations for Tax-Related Items.

d. *No Representations or Warranties Regarding Tax Affect.* Notwithstanding any provision of the Plan to the contrary, the Company, its Affiliates, the Board, and the Committee neither represent nor warrant the tax treatment under any federal, state, local, or foreign laws and regulations thereunder (individually and collectively referred to as the "Tax Laws") of any Award granted or any amounts paid to any Participant under the Plan including, but not limited to, when and to what extent such Awards or amounts may be subject to tax, penalties, and interest under the Tax Laws.

e. *Clawback/Recovery.* All Awards granted under the Plan will be subject to recoupment in accordance with any recovery, recoupment, clawback or similar policy adopted by the Company providing for the forfeiture, repayment or recovery of Awards, shares, proceeds, or payments to Participants in the event of fraud, misconduct, wrongdoing or violation of law or as required by Applicable Laws, including, without limitation, pursuant to Section 10D of the Exchange Act, Rule 10D-1 thereunder, and Section 303A.14 of the New York Stock Exchange Listed Company Manual or for governance considerations or in other similar circumstances.

f. *Section 409A of the Code.* Notwithstanding anything in the Plan to the contrary, to the extent applicable, it is intended that the Plan and all Awards hereunder (and any Award Agreement related thereto) shall either comply with or be exempt from the provisions of Section 409A of the Code, and the Plan and all applicable Awards (and related Award Agreements) not otherwise exempt from Section 409A be construed and applied in a manner consistent with such intent. In furtherance thereof, any amount constituting a "deferral of compensation" under Treasury Regulation Section 1.409A-1(b) that is payable to an Awardee upon a separation from service of the Awardee (within the meaning of Treasury Regulation Section 1.409A-1(h)) (other than due to the Awardee's death), occurring while the Awardee shall be a "specified employee" (within the meaning of Treasury Regulation Section 1.409A-1(i)) of the Company, shall not be paid until the earlier of (i) the date that is the first day of the seventh month following such separation from service, or (ii) the date of the Awardee's death following such separation from service. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

15. **Adjustments upon Changes in Capitalization, Dissolution, Merger or Asset Sale.**

a. *Changes in Capitalization.* Subject to any required action by the shareholders of the Company, (i) the number and kind of Shares or other securities available for issuance under the Plan and/or covered by each outstanding Award, (ii) the price per Share subject to each such outstanding Award and (iii) the Share limitations set forth in Section 3 of the Plan, shall be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, spin-off, reverse stock split, dividend or other distribution (whether in the form of cash, Shares, other securities or other property (other than regular, cash dividends)), combination or reclassification of the Common Stock, or any other increase (or new issuance of securities of the Company or any Affiliate) or decrease in the number of issued shares of Common Stock or other securities effected without receipt of consideration by the Company or any other similar event or other change related to a corporate effect affecting the Share or the price of Shares; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

b. *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide at any time for an Option to be fully vested and exercisable until ten (10) days prior to such transaction. In addition, the Administrator may provide that any restrictions on any Award shall lapse prior to the transaction, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed transaction.

c. *Change in Control.* In the event there is a Change in Control of the Company, as determined by the Board or a Committee, Awards under this Plan shall be treated as set forth in this Section 15(c).

   i. *Change in Control in which Awards are Assumed:* Unless otherwise provided by the Board or a Committee in an Award Agreement or any other agreement with a Participant, in connection with a Change in Control in which Awards are being assumed, continued, or substituted for, the following provisions shall apply to such Award, to the extent assumed, continued, or substituted for:

A. The Plan and the Awards theretofore granted under the Plan shall continue in the manner and under the terms so provided in the event of a Change in Control to the extent that provision is made in writing in connection with such Change in Control for the assumption or continuation of such Awards, or for the substitution for such Awards of new cash awards, stock units, stock appreciation rights, stock options, and other equity-based awards relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and appreciation rights exercise prices; and

B. In the event a Participant's Awards are assumed, continued, or substituted upon the consummation of any Change in Control and the Participant's employment is terminated without Cause within twenty-four (24) months following the consummation of such Change in Control, then such Awards shall be treated as follows subject to the Participant's execution and non-revocation of a release of claims in a form determined by the Board or a Committee prior to the Change in Control:

(i) each outstanding Award that is not subject to the achievement of performance criteria shall become fully vested and, if applicable, exercisable, and each outstanding Award that is subject to the achievement of performance criteria shall be deemed earned as follows: (x) the number of Shares earned with respect to an Award for which the performance period has ended on or prior to the date of the Participant's termination of employment shall be determined by the Board or a Committee based on the actual achievement of the applicable performance metrics with respect to such performance period and (y) the number of Shares earned with respect to an Award for which the performance period has not ended on or prior to the date of the Participant's termination of employment shall be determined assuming achievement of the applicable performance metrics at 100% of target levels.

(ii) each outstanding Award described in the immediately preceding clause (i) shall vest and settle or become exercisable as follows: (x) each Stock Appreciation Right and Stock Option shall become vested and exercisable on the seventy-fifth (75th) calendar day following the Participant's termination of employment and shall remain vested and exercisable until the earlier of twelve (12) months following the Participant's termination of employment or the expiration of the term of such Stock Appreciation Right or Option and (y) each Cash Award and Stock Award shall vest and settle on the seventy-fifth (75th) calendar day following the Participant's termination of employment (or such other date as may be required under Section 409A of the Code to avoid the imposition of additional taxes or other adverse tax consequences thereunder).

i. *Change in Control in which Awards are not Assumed.* Unless otherwise provided by the Board or a Committee in an Award Agreement or any other agreement with a Participant, in connection with a Change in Control in which Awards are not being assumed, continued, or substituted for, the following provisions shall apply to such Award, to the extent not assumed, continued, or substituted for:

A. each outstanding Award that is not subject to the achievement of performance criteria shall become fully vested, and each outstanding Award that is subject to the achievement of performance criteria shall be deemed earned as follows: (x) the number of Shares earned with respect to an Award for which the performance period has ended on or prior to the date of the Change in Control shall be determined by the Board or a Committee based on the actual achievement of the applicable performance metrics with respect to such performance period and (y) the number of Shares earned with respect to an Award for which the performance period has not ended on or prior to the date of the Change in Control shall be determined assuming achievement of the applicable performance metrics at 100% of target levels; and

B. with respect to each outstanding Award described in the immediately preceding (A), the Board or a Committee shall provide for the cancellation of such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights, in any case, is equal to or less than zero, then the Award may be terminated without payment; provided, that any amount payable to the Participant shall be paid within thirty (30) calendar days following the Change in Control (or such other date as may be required under Section 409A of the Code).

16. **Amendment and Termination of the Plan.**

a. *Amendment and Termination.* The Administrator may amend, alter or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the shareholders of the Company in the manner and to the extent required by Applicable Law. In addition, without limiting the foregoing, unless approved by the shareholders of the Company, no such amendment shall be made that would:

i. increase the maximum number of Shares for which Awards may be granted under the Plan, other than an increase pursuant to Section 15 of the Plan;

ii. reduce the minimum exercise price for Options or SARs granted under the Plan;

iii. reduce the exercise price of outstanding Options or SARs; or

iv. materially expand the class of persons eligible to receive Awards under the Plan.

b. *Effect of Amendment or Termination.* No amendment, suspension or termination of the Plan shall impair the rights of any Award, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company or unless such actions are necessary or desirable to facilitate compliance with Applicable Law, as determined in the sole discretion of the Administrator. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

c. *Effect of the Plan on Other Arrangements.* Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of awards otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

17. **Designation of Beneficiary.**

    a. To the extent permitted under the terms of an Award Agreement, an Awardee may file a written designation of a beneficiary who is to receive the Awardee's rights pursuant to Awardee's Award or the Awardee may include the Participant's Awards in an omnibus beneficiary designation for all benefits under the Plan pursuant to terms and conditions permitted by the Administrator. To the extent that Awardee has completed a designation of beneficiary while employed with HP Inc., such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.

    b. Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee's death, the Company shall allow the executor or administrator of the estate of the Awardee to exercise the Award, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to exercise the Award to the extent permissible under Applicable Law.

18. **No Right to Awards or to Employment.**

No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the employ of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee or Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

19. **Legal Compliance.**

Shares shall not be issued pursuant to the exercise of an Option, Stock Appreciation Right or Stock Award unless the exercise of such Option, Stock Appreciation Right or Stock Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

20. **Inability to Obtain Authority.**

To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21. **Reservation of Shares.**

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. **Notice.**

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

23. **Governing Law; Interpretation of Plan and Awards.**

    a. This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of Delaware.

    b. In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

    c. The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.

    d. The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

    e. All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. In the event the Participant believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Participant may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision, and the Awardee shall as a condition to the receipt of an Award be deemed to explicitly waive any right to judicial review.

f. Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The arbitrator shall be selected by the Administrator. The arbitrator shall be an individual who is an attorney licensed to practice law in the State of Delaware. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

24. Limitation on Liability.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee or any other persons as to:

a. The Non-Issuance of Shares. The non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

b. Tax Consequences. Any tax consequence expected, but not realized, by any Participant, Employee, Awardee or other person due to the receipt, exercise or settlement of any Option or other Award granted hereunder.

25. Indemnification.

Subject to requirements of Applicable Law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Section 4 (each an "**Indemnified Individual**"), shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by the Indemnified Individual in connection with or resulting from any claim, action, suit, or proceeding to which the Indemnified Individual may be a party or in which the Indemnified Individual may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by the Indemnified Individual in settlement thereof, with the Company's approval, or paid by Indemnified Individual in satisfaction of any judgment in any such action, suit, or proceeding against the Indemnified Individual, provided the Indemnified Individual shall give the Company an opportunity, at its own expense, to handle and defend the same before the Indemnified Individual undertakes to handle and defend it on the Indemnified Individual's own behalf, unless such loss, cost, liability, or expense is a result of the Indemnified Individual's own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnified Individuals may be entitled under the Company's Certificate of Incorporation or By-laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

26. Unfunded Plan.

Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company or the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

****



2023
Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-4423



HP INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-1081436**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
1501 Page Mill Road **Palo Alto, California**	**94304**
(Address of principal executive offices)	(Zip code)

(650) 857-1501
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	**HPQ**	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates was $29,292,756,147 based on the last sale price of common stock as of April 28, 2023.

The number of shares of HP Inc. common stock outstanding as of November 30, 2023 was 990,902,449 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Document Description	10-K Part
Portions of the Registrant's definitive proxy statement related to its 2024 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of October 31, 2023 are incorporated by reference into Part III of this Report.	III

HP INC. AND SUBSIDIARIES

Form 10-K

For the Fiscal Year ended October 31, 2023

Table of Contents

In this report on Form 10-K, for all periods presented, "we", "us", "our", the "company", the "Company", "HP" and "HP Inc." refer to HP Inc. (formerly Hewlett-Packard Company) and its consolidated subsidiaries.

Forward-Looking Statements

This Annual Report on Form 10-K, including "Business" in Item 1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7, contains forward-looking statements based on current expectations and assumptions that involve risks and uncertainties. If the risks or uncertainties ever materialize or the assumptions prove incorrect, they could affect the business and results of operations of HP Inc. and its consolidated subsidiaries which may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, any statements regarding the impact of the COVID-19 pandemic; projections of net revenue, margins, expenses, effective tax rates, net earnings, net earnings per share, cash flows, benefit plan funding, deferred taxes, share repurchases, foreign currency exchange rates or other financial items; any projections of the amount, timing or impact of cost savings or restructuring and other charges, planned structural cost reductions and productivity initiatives; any statements of the plans, strategies and objectives of management for future operations, including, but not limited to, our business model and transformation, our sustainability goals, our go-to-market strategy, the execution of restructuring plans and any resulting cost savings (including the fiscal 2023 plan), net revenue or profitability improvements or other financial impacts; any statements concerning the expected development, demand, performance, market share or competitive performance relating to products or services; any statements concerning potential supply constraints, component shortages, manufacturing disruptions or logistics challenges; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; any statements regarding pending investigations, claims, disputes or other litigation matters; any statements of expectation or belief as to the timing and expected benefits of acquisitions and other business combination and investment transactions (including the acquisition of Plantronics, Inc. ("Poly")); and any statements of assumptions underlying any of the foregoing.

Forward-looking statements can also generally be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will," "would," "could," "can," "may," and similar terms.

Risks, uncertainties and assumptions that could affect our business and results of operations include factors relating to:

* the impact of macroeconomic and geopolitical trends, changes and events, including the Russian invasion of Ukraine, tension across the Taiwan Strait, the Israel-Hamas conflict, other hostilities in the Middle East and the regional and global ramifications of these events;

* volatility in global capital markets and foreign currency, increases in benchmark interest rates, the effects of inflation and instability of financial institutions;

* risks associated with HP's international operations; the effects of global pandemics, such as COVID-19, or other public health crises;

* the execution and performance of contracts by HP and its suppliers, customers, clients and partners, including logistical challenges with respect to such execution and performance;

* changes in estimates and assumptions HP makes in connection with the preparation of its financial statements;

* the need to manage (and reliance on) third-party suppliers, including with respect to supply constraints and component shortages, and the need to manage HP's global, multi-tier distribution network and potential misuse of pricing programs by HP's channel partners, adapt to new or changing marketplaces and effectively deliver HP's services;

* HP's ability to execute on its strategic plans, including the previously announced initiatives, business model changes and transformation;

* execution of planned structural cost reductions and productivity initiatives;

* HP's ability to complete any contemplated share repurchases, other capital return programs or other strategic transactions;

* the competitive pressures faced by HP's businesses;

* successfully innovating, developing and executing HP's go-to-market strategy, including online, omnichannel and contractual sales, in an evolving distribution, reseller and customer landscape;

* the development and transition of new products and services and the enhancement of existing products and services to meet evolving customer needs and respond to emerging technological trends, including artificial intelligence;

* successfully competing and maintaining the value proposition of HP's products, including supplies and services;

* challenges to HP's ability to accurately forecast inventories, demand and pricing, which may be due to HP's multi-tiered channel, sales of HP's products to unauthorized resellers or unauthorized resale of HP's products or our uneven sales cycle;

- integration and other risks associated with business combination and investment transactions;

- the results of our restructuring plans (including the fiscal 2023 plan), including estimates and assumptions related to the cost (including any possible disruption of HP's business) and the anticipated benefits of our restructuring plans;

- the protection of HP's intellectual property assets, including intellectual property licensed from third parties;

- the hiring and retention of key employees;

- disruptions in operations from system security risks, data protection breaches, cyberattacks, extreme weather conditions or other effects of climate change, and other natural or manmade disasters or catastrophic events;

- the impact of changes to federal, state, local and foreign laws and regulations, including environmental regulations and tax laws;

- our aspirations related to environmental, social and governance matters;

- potential impacts, liabilities and costs from pending or potential investigations, claims and disputes;

- our use of artificial intelligence;

- the effectiveness of our internal control over financial reporting; and

- other risks that are described herein, including but not limited to the items discussed in "Risk Factors" in Item 1A of Part I of this report and that are otherwise described or updated from time to time in HP's other filings with the Securities and Exchange Commission (the "SEC").

HP's Future Ready Plan includes HP's efforts to take advantage of future growth opportunities, including but not limited to, investments to drive growth, investments in our people, improving product mix, driving structural cost savings and other productivity measures. Structural cost savings represent gross reductions in costs driven by operational efficiency, digital transformation, and portfolio optimization. These initiatives include but are not limited to workforce reductions, platform simplification, programs consolidation and productivity measures undertaken by HP, which HP expects to be sustainable in the longer-term. These structural cost savings are net of any new recurring costs resulting from these initiatives and exclude one-time investments to generate such savings. HP's expectations on the longer-term sustainability of such structural cost savings are based on its current business operations and market dynamics and could be significantly impacted by various factors, including but not limited to HP's evolving business models, future investment decisions, market environment and technology landscape.

Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in HP's filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

The forward-looking statements in this report are made as of the date of this filing and HP assumes no obligation and does not intend to update these forward-looking statements.

ITEM 1. Business.

Business Overview

We are a leading global provider of personal computing and other digital access devices, imaging and printing products, and related technologies, solutions and services. We sell to individual consumers, small- and medium-sized businesses ("SMBs") and large enterprises, including customers in the government, health and education sectors.

HP Products and Services; Segment Information

We have three reportable segments: Personal Systems, Printing and Corporate Investments.

Personal Systems

Personal Systems offers commercial and consumer desktops and notebooks, workstations, thin clients, commercial mobility devices, retail point-of-sale ("POS") systems, displays, hybrid systems (includes video conferencing cameras and solutions, headsets, voice, and related software capabilities including all products and solutions acquired from Poly), software, support and services. We group commercial notebooks, commercial desktops, commercial services, commercial mobility devices, commercial detachables and convertibles, workstations, retail POS systems and thin clients into commercial ("Commercial PS") and consumer notebooks, consumer desktops, consumer services and consumer detachables into consumer ("Consumer PS") when describing performance in these markets. Both Commercial PS and Consumer PS services include support and deployment, configurations and extended warranty services and maintain multi-operating system and multi-architecture strategies using Microsoft Windows and Google Chrome operating systems, and predominantly use processors from Intel Corporation ("Intel") and Advanced Micro Devices, Inc. ("AMD").

Personal Systems groups its global business capabilities into the following business units when reporting business performance:

- *Commercial PS* consist of endpoint computing devices and hybrid systems, for use by enterprise, public sector (which includes education), and SMB customers, with a focus on robust designs, security, serviceability, connectivity, reliability and manageability in the customer's environment. Commercial PS includes HP Dragonfly, HP ProBook and HP EliteBook lines of notebooks, convertibles, and detachables, HP Pro and HP Elite lines of business desktops and all-in-ones, retail POS systems, HP Thin Clients, HP Pro Tablet personal computers ("PCs") and the HP notebook, desktop and Chromebook systems. It also includes workstations that are designed and optimized for high-performance and demanding application environments including Z desktop workstations, Z all-in-ones and Z mobile workstations. Additionally, HP offers a range of services and solutions to enterprise, public sector (which includes education), and SMB customers to help them manage the lifecycle of their PCs and mobility installed base.

- *Consumer PS* consist of devices, accessories and services which are optimized for consumer usage, focusing on gaming, learning and working remotely, consuming multi-media for entertainment, managing personal life activities, staying connected, sharing information, getting things done for work including creating content and staying informed and secure. These systems include HP Spectre, HP Envy, HP Pavilion, HP Chromebook, Omen and Victus by HP lines of notebooks and desktops, HP Envy, HP Pavilion desktops and all-in-one lines.

Printing

Printing provides consumer and commercial printer hardware, supplies, services and solutions. Printing is also focused on Graphics and 3D Printing and Personalization in the commercial and industrial markets. Our global business capabilities within Printing are described below:

- *Office Printing Solutions* delivers HP's office printers, supplies, services, and solutions to SMBs, public sector and large enterprises. It also includes Original Equipment Manufacturer ("OEM") hardware and solutions.

- *Home Printing Solution*s delivers innovative printing products, supplies, services and solutions for the home, home business and micro business customers utilizing both HP's Ink and Laser technologies.

- *Graphics Solutions* delivers large-format, commercial and industrial solutions and supplies to print service providers and packaging converters through a wide portfolio of printers and presses (HP DesignJet, HP Latex, HP Indigo and HP PageWide Web Presses).

- *3D Printing and Personalization* offers a portfolio of additive manufacturing solutions and supplies to help customers succeed in their additive and digital manufacturing journey. HP offers complete solutions in collaboration with an ecosystem of partners.

Printing groups its global business capabilities into the following business units when reporting business performance:

- *Commercial Printing* consists of office printing solutions, graphics solutions and 3D printing and personalization, excluding supplies;

- *Consumer Printing* consists of home printing solutions, excluding supplies; and

- *Supplies* comprises a set of highly innovative consumable products, ranging from ink and laser cartridges to media, industrial graphics supplies and 3D printing and personalization supplies, for recurring use in consumer and commercial hardware.

Corporate Investments

Corporate Investments includes certain business incubation and investment projects.

Sales, Marketing and Distribution

We manage our business and report our financial results based on the business segments described above. Our customers are organized by consumer and commercial groups, and purchases of HP products, solutions and services may be fulfilled directly by HP or indirectly through a variety of partners, utilizing their own physical or internet stores or an omnichannel combination of the two, including:

- retailers that sell our products to the public focusing on consumers and SMBs;

- resellers that sell our products and services, frequently with their own value-added products or services, to targeted customer groups;

- distribution partners that supply our products and solutions to resellers and retailers in certain geographies; and

- system integrators and other business intermediaries that provide various levels of services, including systems integration work and as-a-service solutions, and typically partner with us on client solutions that require our products and services.

The mix of our business conducted by direct sales or channel sales differs by business and geographic market. We believe that customer buying patterns and different geographic market conditions require us to tailor our sales, marketing and distribution efforts to the geographic market and sub-geographic specificities for each of our businesses. We are focused on driving the depth and breadth of our market coverage while identifying efficiencies and productivity gains in both our direct and indirect routes to market. Our businesses collaborate to accomplish strategic and process alignment where appropriate. For example, we typically assign an account manager to manage relationships across our business with large enterprise customers. The account manager is supported by a team of specialists with product and services expertise and drives both direct and indirect sales to their assigned customers. For other customers and for consumers, we typically manage both direct online sales as well as channel relationships with retailers mainly targeting consumers and SMBs and commercial resellers mainly targeting SMBs, mid-market accounts, public sector and large enterprises. See "Risk Factors— If we fail to manage the distribution of our products and services properly, our business and financial performance could suffer" in Item 1A, which is incorporated herein by reference.

Manufacturing and Materials

We utilize a significant number of outsourced manufacturers ("OMs") around the world to manufacture HP-designed products. The use of OMs is intended to generate cost efficiencies and reduce time to market for HP-designed products. We use multiple OMs to maintain flexibility in our supply chain and manufacturing processes. In some circumstances, third-party suppliers produce products that we purchase and resell under the HP brand. Additionally, we manufacture finished products from components and sub-assemblies that we acquire from a wide range of vendors.

We utilize two primary methods of fulfilling demand for products: building products to order and configuring products to order. We build products to order to maximize manufacturing and logistics efficiencies by producing high volumes of basic product configurations. Alternatively, configuring products to order enables units to match a customer's hardware and software customization requirements. Our inventory management and distribution practices in both building products to order and configuring products to order seek to minimize inventory holding periods by taking delivery of the inventory and manufacturing shortly before the sale or distribution of products to our customers.

We purchase materials, supplies and product sub-assemblies from a substantial number of vendors. For most of our products, we have existing or readily available alternate sources of supply. However, we have relied on sole sources for some laser printer engines, LaserJet supplies, certain customized parts and parts for products with short life cycles (although some of these sources have operations in multiple locations, mitigating the effect of a disruption). For instance, we source the majority of our A4 and a portion of A3 portfolio laser printer engines and laser toner cartridges from Canon. Any decision by either party not to renew our agreement with Canon or to limit or reduce the scope of the agreement could adversely affect our net revenue from LaserJet products; however, we have a long-standing business relationship with Canon and anticipate renewal of this agreement.

We are dependent upon Intel and AMD as suppliers of x86 processors and Microsoft and Google for various software products. We believe that disruptions with these suppliers would have industry-wide ramifications, and therefore would not disproportionately disadvantage us relative to our competitors. See "Risk Factors—We are heavily dependent on third-party suppliers and supply chain issues have adversely affected, and could adversely affect in the future, our financial results" in Item 1A, which is incorporated herein by reference, for additional information on our reliance on single-source suppliers.

Like other participants in the information technology ("IT") industry, we ordinarily acquire materials and components through a combination of blanket and scheduled purchase orders to support our demand requirements for periods averaging 90 to 120 days. From time to time, we may experience significant price volatility or supply constraints for certain components that are not available from multiple sources. We also may acquire component inventory in anticipation of supply constraints or price increases and enter into longer-term pricing commitments with vendors to improve the priority, price and availability of supplies. See "Risk Factors—We are heavily dependent on third-party suppliers and supply chain issues have adversely affected, and could adversely affect in the future, our financial results" in Item 1A, which is incorporated herein by reference.

Sustainability also plays an important role in the manufacturing and sourcing of materials and components for our products. We strive to make our products and packaging in an ethical and sustainable manner. We have committed to building an efficient, resilient and sustainable supplier network, and we collaborate with our suppliers to improve their labor practices and working conditions, and to reduce the environmental impact of their operations. These actions, together with our broader sustainability program, help us in our effort to meet customer sustainability requirements and comply with regulations, such as supplier labor practices and conflict minerals disclosures. For more information on our sustainability goals, programs, and performance, including our methodology for calculating progress towards our GHG and other sustainability goals, we refer you to our annual Sustainable Impact Report, available on our website (which is not incorporated by reference herein).

International

Our products and services are available worldwide. We believe this geographic diversity allows us to meet both consumer and enterprise customers' demand on a worldwide basis and draws on business and technical expertise from a worldwide workforce. This provides stability to our operations, provides revenue streams that may offset geographic economic trends and offers us an opportunity to access new markets for maturing products. We believe that our broad geographic presence gives us a solid base on which to build future growth. See "Risk Factors—Due to the international nature of our business, geopolitical or economic changes or events, uncertainty or other factors could harm our business and financial performance" and "We are exposed to fluctuations in foreign currency exchange rates, which could adversely impact our results" in Item 1A, which are incorporated herein by reference.

Research and Development

Innovation across products, services, business models and processes is a key element of our culture and success. Our development efforts are focused on designing and developing products, services and solutions that anticipate customers' changing needs and desires, and emerging technological trends. Our efforts also are focused on identifying the areas where we believe we can make a unique contribution and the areas where partnering with other leading technology companies will leverage our cost structure and maximize our customers' experiences.

Our research and development efforts are supported by various groups across our business segments.

We anticipate that we will continue to have significant research and development expenditures in the future to support the design and development of innovative, high-quality products and services to maintain and enhance our competitive position.

For a discussion of risks attendant to our research and development activities, see "Risk Factors—If we cannot successfully execute our strategy and continue to develop, manufacture and market innovative products, services and solutions, our business and financial performance may suffer" in Item 1A, which is incorporated herein by reference.

Patents

Our general policy has been to seek patent protection for those inventions likely to be incorporated into our products and services or where obtaining such proprietary rights will improve our competitive position. At October 31, 2023, our worldwide patent portfolio included over 23,000 patents.

Patents generally have a term of twenty years from the date they are filed. As our patent portfolio has been built over time, the remaining terms of the individual patents across our patent portfolio vary. We believe that our patents and patent applications are important for maintaining the competitive differentiation of our products and services, enhancing our freedom of action to sell our products and services in markets in which we choose to participate, and maximizing our return on research and development investments. No single patent is essential to HP as a whole or to any of HP's business segments.

In addition to developing our patent portfolio, we license intellectual property ("IP") from third parties. We have also granted and continue to grant to others licenses, and other rights, under our patents when we consider these arrangements to be in our interest. These license arrangements include a number of cross-licenses with third parties.

For a discussion of risks attendant to IP rights, see "Risk Factors—Our financial performance may suffer if we cannot develop, obtain, license or enforce the intellectual property rights on which our businesses depend" and "Risk Factors—Third-party claims of IP infringement are commonplace in our industry and may limit or disrupt our ability to sell our products and services" in Item 1A, which is incorporated herein by reference.

Seasonality

General economic conditions have an impact on our business and financial results. From time to time, the markets in which we sell our products and services experience weak economic conditions that may negatively affect sales. We experience some seasonal trends in the sale of our products and services. For example, European sales are often weaker in the summer months and consumer sales are often stronger in the fourth calendar quarter. Demand during the spring and early summer months also may be adversely impacted by market anticipation of seasonal trends. Historical seasonal patterns may not continue in the future and may be impacted by supply constraints, shifts in customer behavior and the evolving impacts of macroeconomic challenges and different demand dynamics. See "Risk Factors—Our uneven sales cycle makes planning and inventory management difficult and future financial results less predictable," in Item 1A, which is incorporated herein by reference.

Competition

We encounter strong competition in all areas of our business activity. We compete on the basis of technology, innovation, performance, price, quality, reliability, brand, reputation, distribution, range of products and services, ease of use of our products, account relationships, customer training, service, support and solutions including subscription-based offerings and financing, security, availability of application software, and our sustainable impact.

The markets for each of our key business segments are characterized by strong competition among major corporations with long-established positions and a large number of new and rapidly growing firms. Most product life cycles are short, and to remain competitive we must develop new products and services, periodically enhance our existing products and services and compete effectively on the basis of the factors listed above. In addition, we compete with many of our current and potential partners, including OEMs that design, manufacture and often market their products under their own brand names. Our successful management of these competitive partner relationships will be critical to our future success. Moreover, we anticipate that we will have to continue to adjust prices on many of our products and services to stay competitive.

We have a broad technology portfolio spanning personal computing and other digital access devices, imaging and printing-related products and services. We are the leader or among the leaders in each of our key business segments.

The competitive environment in which each key segment operates is described below:

Personal Systems. The markets in which Personal Systems operates are highly competitive and are characterized by price competition and introduction of new products and solutions. Our primary competitors are Lenovo Group Limited, Dell Inc., Huawei Technologies Co., Ltd., Acer Inc., ASUSTeK Computer Inc., Apple Inc., Toshiba Corporation, Microsoft Corporation, Samsung Electronics Co., Ltd and Logitech International S.A. In particular geographies, we also experience competition from local companies and from generically-branded or "white box" manufacturers. Our competitive advantages include our broad product portfolio, our innovation, and research and development capabilities including security features, our innovative design work, our brand and procurement leverage, our ability to cross-sell our portfolio of offerings, our extensive service and support offerings and the accessibility of our products and execution of our broad-based distribution strategy from retail and commercial channels to direct sales.

Printing. The markets for printer hardware and associated supplies are highly competitive. Printing's key customer segments each face competitive market pressures in pricing and the introduction of new products. Our primary competitors include Canon Inc., Lexmark International, Inc., Xerox Corporation Ltd., Seiko Epson Corporation, The Ricoh Company Ltd. and Brother Industries, Ltd. In addition, independent suppliers offer non-original supplies (including imitation, refill and remanufactured alternatives), which are often available for lower prices but which can also offer lower print quality and reliability compared to HP original inkjet and toner supplies. These and other competing products are often sold alongside our products through online or omnichannel resellers, retailers or distributors, or such resellers, retailers and distributors may highlight the availability of lower cost non-original supplies. Our competitive advantages include our comprehensive high-quality solutions for the home, office and publishing environments, our innovation, and research and development capabilities including security features, sustainability, our brand, and the accessibility of our products through a broad-based distribution strategy from retail and commercial channels to direct sales.

For a discussion of risks attendant to these competitive factors, see "Risk Factors—We operate in an intensely competitive industry and competitive pressures could harm our business and financial performance," in Item 1A, which is incorporated herein by reference.

Sustainability

At HP, we believe how we do things is just as important as what we do. Our Sustainable Impact goals reflect our efforts to tackle key issues in Climate, Human Rights, and Digital Equity as follows:

Climate Action: Taking urgent and decisive action to achieve net zero carbon emissions across our entire value chain, give back more to forests than we take, and innovate our products and services for a more circular economy. Among our goals:

- Achieve net zero greenhouse gas ("GHG") emissions across HP's value chain (scope 1, 2 and 3) by 2040, with a 50% reduction in absolute value chain GHG emissions by 2030 compared to 2019;

- Reach 75% circularity for products and packaging by 2030;

- Continue to source only sustainable fiber for all HP-brand paper and paper-based packaging and counteract deforestation for non-HP paper used in our products and print services;

Human Rights: Building a culture of equality and empowerment within HP and beyond, where diversity is sought out and celebrated, and where universal human rights are understood and respected. Among our goals:

- Achieve 50/50 gender equality in HP leadership by 2030;

- Achieve greater than 30% technical women and women in engineering roles by 2030;

- Meet or exceed labor market representation for racial and ethnic minorities in the U.S. by 2030;

- Reach one million workers through worker empowerment programs by 2030, since the beginning of 2015;

- Double the number of Black/African American executives by 2025, from a 2020 baseline;

Digital Equity: Accelerating equitable access to education, healthcare, and economic opportunity for those who are traditionally excluded so they can participate and thrive in a digital economy. Among our goals:

- Accelerate digital equity for 150 million people by 2030, since the beginning of 2021;

- Enable better learning outcomes for 100 million people by 2025, since the beginning of 2015;
- Enroll 1.5 million HP LIFE (Learning Initiative for Entrepreneurs) users between 2016 and 2030;
- Contribute 1.5 million employee volunteering hours by 2025 (cumulative since the beginning of 2016);
- Contribute US$100 million in HP Foundation and employee community giving by 2025 (cumulative since the beginning of 2016);

For more information on our Sustainable Impact strategy, programs, and a complete list of goals and performance, we refer you to our annual Sustainable Impact Report, available on our website (which is not incorporated by reference herein).

Environment

Our operations are subject to regulation under various federal, state, local and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we were to violate or become liable under environmental laws.

Many of our products are subject to various federal, state, local and foreign laws governing chemical substances in products and their safe use, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. Most of our products also are subject to requirements applicable to their energy consumption. In addition, we face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and materials composition of our products, and their safe use.

We proactively evaluate and at times replace materials in our products and supply chain, taking into account, among other things, published lists of substances of concern, new and upcoming legal requirements, customer preferences and scientific analysis that indicates a potential impact to human health or the environment.

We are also subject to legislation in an increasing number of jurisdictions that makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products (sometimes referred to as "product take-back legislation"). We are also subject to standards set by public and private entities related to sustainability issues such as energy consumption, carbon emissions, reusing or recycling. We intend for our products to be easily reused and recycled, and we provide many of our customers with reuse and recycling programs.

In the event our products become non-compliant with these laws or standards, our products could be restricted from entering certain jurisdictions or from being procured by certain governments or private companies, and we could face other sanctions, including fines.

Our operations, supply chain and our products are currently, and expected to become increasingly subject to federal, state, local and foreign laws, regulations and international treaties relating to climate change, such as climate disclosure, carbon pricing or product energy efficiency requirements, requiring us to comply or potentially face market access limitations or other sanctions including fines. We strive to continually improve the energy and carbon efficiency of our operations, supply chain and product portfolio and deliver more cost-effective and lower carbon technology solutions to our customers. We believe that technology will be fundamental to finding solutions to achieve compliance with and manage those requirements.

We are committed to complying with all environmental laws applicable to our operations, products and services and to reducing our environmental impact across all aspects of our business. This commitment is reflected and outlined in our sustainable impact goals, our comprehensive environmental, health and safety policy, strict environmental management of our operations and worldwide environmental programs and services.

A liability for environmental remediation and other environmental costs is accrued when we consider it probable that a liability has been incurred and the amount of loss can be reasonably estimated. Environmental costs and accruals are presently not material to our operations, cash flows or financial position. Although there is no assurance that existing or future environmental laws applicable to our operations or products will not have a material adverse effect on our operations, cash flows or financial condition, we do not currently anticipate material capital expenditures for environmental control facilities.

For a discussion of risks attendant to these environmental factors, see "Risk Factors—Our business is subject to various federal, state, local and foreign laws and regulations that could adversely affect our business and results of operations and cash flows" in Item 1A, which is incorporated herein by reference. In addition, for a discussion of our environmental contingencies see Note 14, "Litigation and Contingencies" to the Consolidated Financial Statements in Item 8, which is also incorporated herein by reference.

Human Capital

HP employs about 58,000 employees in 59 countries. Together, they power HP innovation by applying their diverse skills and perspectives to create transformative solutions for our partners and customers worldwide. Our aim is to attract and retain exceptional talent by providing engaging work experiences that help our employees thrive. We promote ongoing learning and development, offer comprehensive compensation and benefits, and focus on health, safety, and well-being to set employees up to do their best work and achieve their career aspirations. To deliver on these priorities, HP senior leaders are accountable for meeting management by objective (MBO) goals for employee engagement, diversity and inclusion, and leadership development.

Employee Engagement

We regularly collect feedback from employees to better understand and improve their workplace experiences and to identify ways to strengthen our culture. In fiscal year 2023, 91% of employees participated in our annual survey, and we continued to see strong overall engagement, exceeding top quartile benchmarks for most of the external comparisons we track. We saw similar strength on our internal inclusion index, and employees demonstrated their engagement by providing a high volume of written comments in this year's survey. Beyond the annual survey, we regularly seek out employee feedback through a variety of pulse polls and take action to address their ideas, suggestions, and concerns.

Talent and Learning

We have a multi-faceted talent, learning, and skill-development strategy. First, we emphasize diversity of backgrounds, experience, and perspectives in our senior talent pipeline, and invest in targeted approaches such as leadership assessments, external education opportunities, coaching, job rotations, and immersive, experiential learning to ensure our executives are equipped to lead HP, both now and in the future. We also support emerging, technical, and underrepresented talent through an extensive portfolio of internal and external development programs designed to accelerate their career growth. Additionally, we prepare new people managers with a development experience designed, among other things, to build coaching skills and champion inclusion.

We are also committed to the continuous growth of employees. We provide enterprise-wide skill development solutions and resources that focus on the critical skills all employees need to perform at their best in their jobs today and in the future. In partnership with industry thought partners and internal experts, HP offers learning opportunities in key areas such as software development, artificial intelligence, data science, product management, communications, change agility, and strategic thinking. HP prioritizes skill development experiences that accommodate employee-specific needs and demanding schedules, with an emphasis on learning that drives immediate application and measurable behavior change.

In addition to skill development resources, HP also offers formal education assistance through our Degree Assistance Program which provides employees with the opportunity to participate in higher academic education.

In fiscal year 2023, 99% of employees participated in learning and development sponsored by HP, completing an estimated average of 32 hours per person. The 2023 annual employee engagement survey revealed that 83% of employees felt HP actively supported their learning and development, with 82% believing that they are given a real opportunity to improve their skills at HP. Finally, HP encourages ongoing collaboration between people managers and employees to create personalized plans that accelerate skill development and prepare employees for additional opportunities. Our data show that 80% of employees have specific development actions they are working on in collaboration with their managers.

Diversity, Equity, and Inclusion (DEI)

We strive to create an inclusive, equitable workplace where everyone can bring their authentic selves to work and reach their full potential. This commitment is at the heart of our innovation model, where people with diverse perspectives, backgrounds, knowledge, and experiences collaborate to create breakthrough technologies and deliver valued solutions to our customers.

Our commitment to DEI starts at the top with a highly knowledgeable, skilled, and diverse board of directors. We are also among the top technology companies for women in executive positions. Globally, women hold 32.7% of HP's full-time leadership positions. We are committed to improving representation of women at HP overall, with a focus on leadership and technical roles worldwide.

We also strive to ensure equal opportunities and access for employees from underrepresented groups. For example in fiscal year 2023, 45% of our external U.S. hires were racially or ethnically diverse. We continue to work on removing barriers for underrepresented employees, providing internal programs and development opportunities as well as training for managers on inclusive leadership.

Pay Equity

People should be paid equitably for what they do and how they do it, regardless of their gender, race, or other protected characteristics. We benchmark and set pay ranges based on relevant market data and consider factors such as an employee's role, experience, skills, and performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to make sure our pay is fair and equitable.

For the past seven years, we have reviewed employees' compensation with the support of independent third-party experts to ensure consistent pay practices. In fiscal year 2023, we expanded our annual pay equity assessment to include 17 countries with our largest employee populations, representing approximately 85% of our global workforce. The independent analysis did not reveal any systemic issues and we addressed areas of potential concern as part of our off-cycle compensation process.

Health, Safety, and Wellness

The holistic wellbeing of our employees is vital to HP's success. Our environmental, health, and safety leadership team uses our global injury and illness reporting system to assess worldwide and regional trends as a part of quarterly reviews. We continue to focus on reducing and effectively managing risks at HP-owned and partner-owned manufacturing facilities, and injury rates continue to be low.

We sponsor a global wellness program designed to enhance wellbeing for all HP employees. Throughout the year, we encourage healthy behaviors across our five pillars of wellness—physical, financial, emotional, life balance, and social/community—through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. In addition to our regular annual wellbeing programs, we provide specialized programs and campaigns in line with employee needs at the time. Our campaign this year, "Better Me in '23," encouraged employees to prioritize themselves and their wellbeing by using mindfulness apps, targeted mental health support, individual assessments, and expanded financial wellbeing programs.

Hybrid Work Strategy

We continue to embrace hybrid ways of working, consistent with flexible working guidelines we adopted in July 2021. At HP, hybrid work balances workplace flexibility with time working together to collaborate and connect in person at our sites. Our goal is to provide the ability to work seamlessly across a diverse ecosystem of workplaces, enabled by enhanced tools and technology designed to optimize productivity and collaboration.

We are testing different approaches to making hybrid work effective at multiple pilot sites globally, seeking feedback from HP employees on how best to support them in new ways of working. Overall, we aim to preserve the flexibility offered by hybrid work arrangements while offering our employees a healthy, supportive, and inclusive environment that supports their development, provides connection, and propels team and individual performance.

Information about our Executive Officers

The following are our current executive officers:

Alex Cho; age 51; President, Personal Systems

Mr. Cho has served as President, Personal Systems since June 2018. From 2014 to 2018, Mr. Cho served as Global Head and General Manager of Commercial Personal Systems. Prior to that role, Mr. Cho served as the Vice President and General Manager of the LaserJet Supplies team from 2010 to 2014.

Jon Faust; age 46; Global Controller

Mr. Faust has served as Global Controller since April 2022. Previously, Mr. Faust served as Head of Finance Transformation & Corporate Services from August 2021 to April 2022. Prior to joining HP, he served as Chief Financial Officer of Aruba, a Hewlett Packard Enterprise company, a provider of network solutions, from February 2020 to July 2021. Prior to that role, Mr. Faust spent over 19 years at Hewlett Packard Enterprise (and its and HP's predecessor company, Hewlett-Packard Company) including Senior Vice President and Chief Financial Officer – Hybrid IT (August 2018 to January 2020), Senior Vice President – Worldwide Financial Planning & Analysis and Global Functions Finance (April 2015 to July 2018), and Vice President and Chief Financial Officer – Technology & Operations (November 2013 to March 2015).

Julie Jacobs; age 57; Chief Legal Officer and General Counsel

Ms. Jacobs has served as Chief Legal Officer and General Counsel since October 2022. Previously, Ms. Jacobs served as Senior Executive Vice President, General Counsel and Corporate Secretary of Yahoo, a leading internet, media, and technology company, from September 2021 to October 2022. Prior to Yahoo, Ms. Jacobs served as Executive Vice President and General Counsel of Verizon Media, a global media and technology company, from June 2017 to September 2021. Prior to Verizon Media, Ms. Jacobs spent over 16 years in various senior legal roles at AOL, a global internet, media and technology company, including serving as AOL's Executive Vice President, General Counsel, and Corporate Secretary from May 2010 to June 2017.

Enrique Lores; age 58; President and Chief Executive Officer

Mr. Lores has served as President and Chief Executive Officer since November 2019. Throughout his over 30-year tenure with the company, Mr. Lores held leadership positions across the organization, serving as President, Printing, Solutions and Services from November 2015 to November 2019, and prior to that role, leading the Separation Management Office for HP Inc. Previously, Mr. Lores was the Senior Vice President and General Manager for Business Personal Systems. Before his Business Personal Systems role, Mr. Lores was Senior Vice President of Customer Support and Services.

Kristen Ludgate; age 61; Chief People Officer

Ms. Ludgate has served as Chief People Officer since July 2021. Previously, Ms. Ludgate served as Executive Vice President and Chief Human Resources Officer at 3M, a global technology company, from June 2018 until July 2021. Ms. Ludgate held a wide range of leadership positions during her 17 years with 3M, leading global teams in human resources, legal, compliance, and communications.

David McQuarrie; age 48; Chief Commercial Officer

Mr. McQuarrie has served as Chief Commercial Officer since November 2022. Previously, Mr. McQuarrie served as Senior Vice President & General Manager, Personal Systems Category, from November 2021 to November 2022, Global Head of Customer Support from November 2019 to November 2021, and Global Head of Print Business Management from January 2017 to October

2019. Prior to joining HP, Mr. McQuarrie served in various sales leadership positions at global personal computer and technology companies Lenovo (2008 to 2016) and Dell (1998 to 2007).

Marie Myers; age 55; Chief Financial Officer

Ms. Myers has served as Chief Financial Officer since February 2021, previously serving as acting Chief Financial Officer from October 2020 to February 2021. She served as Chief Transformation Officer from June 2020 to May 2021 and as Chief Digital Officer from March 2020 to June 2020. Prior to rejoining HP, she was the Chief Financial Officer of UiPath, a robotic process automation company, from December 2018 to December 2019. Prior to UiPath, Ms. Myers served as Global Controller from December 2015 to December 2018 and finance lead during the separation of Hewlett-Packard Company into HP and Hewlett Packard Enterprise Company from October 2014 to August 2015, in addition to other finance-related roles at Hewlett-Packard Company.

Tuan Tran; age 56; President of Imaging, Printing and Solutions

Mr. Tran served as President of Imaging, Printing and Solutions since November 2019. Previously, he served as Global Head & General Manager of the Office Printing Solutions business from 2016 to November 2019, and Global Head & General Manager of the LaserJet and Enterprise Solutions business from 2014 to 2016.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at http://investor.hp.com, as soon as reasonably practicable after HP electronically files such reports with, or furnishes those reports to, the Securities and Exchange Commission. HP's Corporate Governance Guidelines, Board of Directors' committee charters (including the charters of the Audit Committee, Finance, Investment and Technology Committee, HR and Compensation Committee, and Nominating, Governance and Social Responsibility Committee) and code of ethics entitled "Integrity at HP" (none of which are incorporated by reference herein) are also available at that same location on our website. If the Board grants any waivers from Integrity at HP to any of our directors or executive officers, or if we amend Integrity at HP, we will, if required, disclose these matters via updates to our website at http://investor.hp.com on a timely basis. We encourage investors to visit our website from time to time, as information is updated and new information is posted. The content of our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Stockholders may request free copies of these documents from:

HP Inc.

Attention: Investor Relations

1501 Page Mill Road,

Palo Alto, CA 94304

http://investor.hp.com/resources/information-request/default.aspx

Additional Information

Microsoft® and Windows® are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. Intel® is a trademark of Intel Corporation or its subsidiaries in the United States and/or other countries. AMD is a trademark of Advanced Micro Devices, Inc. Google™ and Google Chrome™ are trademarks of Google LLC. All other trademarks are the property of their respective owners.

ITEM 1A. Risk Factors.

The following discussion of risk factors contains forward-looking statements. These risk factors may be important for understanding any statement in this Form 10-K or elsewhere. The following information should be particularly read in conjunction with Part I, Item I, "Business" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

The risks we describe in this Form 10-K or in our other SEC filings or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could, in ways we may not be able to accurately predict, recognize or control, have a material adverse effect on our business, reputation, financial position, results of operations, cash flows and stock price, and they could cause our future results to be materially different than we presently anticipate.

MACROECONOMIC, INDUSTRY AND FINANCIAL RISKS

Economic weakness and uncertainty is expected to continue to adversely affect demand for our products and services and our business and financial performance.

Our business and financial performance depend on worldwide economic conditions and the demand for our products and services. Ongoing economic weakness, including an economic slowdown or recession, uncertainty in markets throughout the world and other adverse economic conditions, including inflation, changes in monetary policy, increased interest rates, tariffs, exchange rates and an evolving global trade environment, have resulted in, and may continue to result in, decreased demand for our products and services and challenges in managing inventory levels and accurately forecasting revenue, gross margin, cash flows and expenses. For example, during fiscal 2023 we observed continued market uncertainty, cautious commercial spending on information technology hardware, lower discretionary consumer spending, inflationary pressures, and foreign currency fluctuations. Changes in government spending limits may continue to reduce demand for our products and services from organizations that receive government funding. Moreover, U.S. government contracts are subject to congressional funding, which may be unavailable or delayed, which could impact our business.

Prolonged or more severe economic weakness and uncertainty could also cause our expenses to vary materially from our expectations. Financial turmoil affecting the banking system and financial markets or significant financial services institution failures could negatively impact our treasury operations or those of our suppliers, vendors or customers, rapidly and without notice. Poor financial performance of asset markets and the adverse effects of fluctuating exchange rates could lead to higher pension and post-retirement benefit expenses. Interest and other expenses could vary materially from expectations depending on interest rates, borrowing costs, exchange rates, costs of hedging and the fair value of derivative instruments. Economic downturns also may lead to future restructuring actions and associated expenses.

Due to the international nature of our business, geopolitical or economic changes or events, uncertainty or other factors could harm our business and financial performance.

Approximately 65% of our net revenue for fiscal year 2023 came from outside the United States. In addition, we operate in emerging markets, which can be more volatile. Our future business and financial performance could suffer due to a variety of international factors, including:

- instability in a country's or region's economic, regulatory or political conditions, including inflation, recession, interest rate fluctuations, changes or uncertainty in fiscal or monetary policy, actual or anticipated military or political conflicts (including the Russian invasion of Ukraine, tensions across the Taiwan Strait, the Israel-Hamas conflict and other hostilities in the Middle East), health emergencies or pandemics;

- the imposition by governments of additional taxes, tariffs or other restrictions on foreign trade or changes in restrictions on trade between the United States and other countries, including China and Russia;

- trade sanctions, embargoes, country localization requirements and other policies and regulations affecting production, shipping, pricing and marketing of products, including policies adopted by any country that may favor domestic companies and technologies over foreign competitors;

- political sentiment impacting global trade, including the willingness of non-U.S. consumers to purchase from U.S. corporations;

- local labor conditions and regulations, including labor issues faced by suppliers and Original Equipment Manufacturers ("OEMs"), or immigration and labor laws which may adversely impact our access to technical and professional talent;

- changes or uncertainty in international, national or local legal environments, including tax, data handling, privacy, intellectual property, consumer protection, environmental and antitrust laws;

- import, export or other business licensing requirements or requirements relating to making foreign direct investments, which could increase our cost of doing business, prevent us from shipping products, affect our ability to obtain favorable terms for components, increase our operating costs or lead to penalties or restrictions;

- compliance with the U.S. Foreign Corrupt Practices Act, U.S. export control and trade sanction laws, and similar anti-corruption and international trade laws, and adverse consequences, for any failure to comply, including compliance by recently acquired companies, which may have less robust internal compliance procedures; and

- fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points for our products and shipments.

The factors described above also could disrupt our product and component manufacturing and key suppliers located outside of the United States and our supply chain. For example, we rely on manufacturers in Taiwan to produce notebook computers and other suppliers in Asia for product assembly and manufacture and have manufacturing operations in Israel which support our Industrial Graphics business. In addition, the impact of certain geopolitical conflicts, such as the Russian invasion of Ukraine or the Israel-Hamas conflict (including any escalation or expansion), and any broadening of ancillary geopolitical, economic, and other effects could also heighten the other risks identified in this report.

We are exposed to fluctuations in currency exchange rates, which could adversely impact our results.

Currencies other than the U.S. dollar, including the euro, the British pound, Chinese yuan (renminbi) and the Japanese yen, can have an impact on our results as expressed in U.S. dollars. Global events, trade disputes, economic sanctions, inflation, increasing interest rates and emerging market volatility, and the resulting uncertainty, may cause currencies to fluctuate, which may contribute to variations in our sales in impacted jurisdictions. Because most of our revenues are generated outside the United States, fluctuations in currency exchange rates have adversely affected, and could in the future adversely affect, our net revenue growth. In addition, currency variations can adversely affect margins on sales of our products in countries outside of the United States and products that include components obtained from suppliers located outside of the United States, as well as our ability to increase prices. From time to time, we may use derivative contracts designated as cash flow hedges to protect against foreign currency exchange rate risks. However, our hedging strategies may be ineffective, may not offset any or more than a portion of the adverse financial impact resulting from currency variations, or may result in losses.

Business disruption events, including global pandemics or other public health crises, could seriously harm our future revenue, cash flows and financial condition and increase our costs and expenses.

Our worldwide operations could be disrupted by natural disasters, telecommunications failures, manufacturing equipment failures, power or water shortages, fires, extreme weather conditions, and other disasters or catastrophic events, for which we are predominantly self-insured. Terrorist acts or armed conflicts, for which we are predominantly uninsured, may also disrupt our operations. Global pandemics, such as COVID-19, or other public health crises may adversely affect, among other things, our supply chain and associated costs; demand for our products and services; our operations and sales, marketing and distribution efforts; our research and development capabilities; our engineering, design, and manufacturing processes; and other important business activities. These events could result in significant losses, adversely affect our competitive position, increase our costs, require substantial expenditures and recovery time, make it difficult or impossible to provide services or deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain and result in the need to impose employee travel restrictions. Our operations and those of our suppliers and distributors could be adversely affected if manufacturing, logistics, or other operations in key locations, are disrupted for any reason, such as those described above or other economic, business, labor, environmental, public health, regulatory or political reasons. In addition, even if our operations are unaffected or recover quickly, if our customers cannot timely resume their own operations, they may reduce or cancel their orders, or these events could otherwise result in a decrease in demand for our products.

Climate change and associated regulatory and market impacts may have an adverse effect on our business.

There are climate-related risks wherever our business is conducted. Global climate change is resulting, and is projected to continue to result, in natural disasters and adverse weather, such as drought, wildfires, storms, sea-level rise, flooding, heat waves, and cold waves, occurring more frequently or with greater intensity. Such extreme climate related events are driving changes in market dynamics, stakeholder expectations, local, national and international climate change policies and regulations could result in disruptions to us, our suppliers, vendors, customers and logistics hubs and impact employees' abilities to commute or to work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products and services, obtain components or other supplies through our supply chain, maintain or resume operations or perform other critical corporate functions, and could reduce customer demand for our products and services. Furthermore, climate change may reduce the availability or increase the cost of insurance for these negative impacts of natural disasters and adverse weather conditions by contributing to an increase in the incidence and severity of such natural disasters.

The increasing concern over climate change has resulted, and we expect will continue to result, in transition risks such as shifting customer preferences and regulations, including with regard to our products and their environmental impact. These demands have, and we expect will continue to, cause us to incur additional costs and make other changes to our operations. If we fail to manage transition risks effectively, customer demand for our products and services could diminish, and our profitability and cash flow could suffer. Additionally, concerns over climate change have resulted in, and are expected to continue to result in, the adoption of regulatory requirements designed to address climate change, such as imposing a price on carbon emissions, requirements of increased circularity in products, product efficiency and environmental certification requirements and climate-related disclosures. As a result, we may experience market access issues, restrictions on our ability to sell products to certain customers, increased compliance burdens and costs, increased indirect costs resulting from our suppliers passing on compliance costs to us, and certain of our products may be rendered obsolete or financially unviable. Further, there are an increasing number of anti-ESG government initiatives that may conflict with other regulatory requirements or our stakeholders' expectations. The impacts of climate change, whether involving physical risks or transition risks, are expected to be widespread and may materially adversely affect our business and financial results.

Failure to maintain our credit ratings could adversely affect our liquidity, capital position, borrowing costs and access to capital markets, as well as our subscription based offerings.

Our credit risk is evaluated by the major independent rating agencies. A downgrade of our current credit rating could increase the cost of borrowing under our credit facilities, reduce access to capital markets and/or market capacity for our commercial paper or require the posting of additional collateral under some of our derivative contracts. In addition, a downgrade of our credit rating could have an adverse impact on our contractual business and our strategy to increase our contractual business due to higher borrowing costs and customer preferences when deciding to purchase our subscription based offerings. We cannot be assured that we will be able to maintain our current credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may impact us in a similar manner and have a negative impact on our liquidity, capital position, access to capital markets and our subscription based offerings.

Our debt obligations could adversely affect our business and financial condition.

In addition to our current debt, we may also incur additional indebtedness. Our debt level and related debt service obligations could have the effect, among other things, of reducing our flexibility to respond to changing business and economic conditions, and reducing funds available for working capital, capital expenditures, dividends, stock repurchases, acquisitions, and other general corporate purposes. We may also be required to raise additional financing for working capital, capital expenditures, debt service obligations, debt refinancing, future acquisitions or for other general corporate purposes, which will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. Consequently, we may not be able to obtain additional financing or refinancing on terms acceptable to us, or at all, which could adversely impact our ability to service our outstanding indebtedness or to repay our outstanding indebtedness as it becomes due and could adversely impact our business and financial condition. Additionally, further indebtedness may increase the risk of a future downgrade in our credit ratings, which could increase future debt costs, limit the future availability of debt financing and adversely affect our subscription based business.

The amount and frequency of our share repurchases and dividends are affected by a number of factors and may fluctuate.

Although historically we have announced regular cash dividend payments and we have adopted a share repurchase program, we are not obligated to pay cash dividends or to repurchase a specified number or dollar value of shares under our share repurchase program or at all. The declaration and payment of any future dividends is at the discretion of our Board of Directors. The level of dividends and amount, timing, and purchases under our share repurchase program, if any, are influenced by many factors and may fluctuate based on our operating results, cash flows, and priorities for the use of cash, the market price of our common stock, and, with respect to share repurchases, our possession of potentially material nonpublic information. In addition, we cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term shareholder value.

We make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

In connection with the preparation of our financial statements, we use certain estimates and assumptions based on historical experience and other factors. Our most critical accounting estimates are described in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report. For example, we make significant estimates and assumptions when accounting for revenue recognition and taxes on earnings, and when including decisions related to provisions for legal proceedings and other contingencies. We also estimate sales and marketing program incentives based on a number of factors including historical experience, expected customer behavior and market conditions. These estimates and assumptions are subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could adversely affect our results of operations, cash flows and financial condition.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations.

As more fully disclosed in Item 9A, "Controls and Procedures," under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures and internal control over financial reporting. Based on that evaluation, we have concluded that our disclosure controls and procedures were not effective as of October 31, 2023 due to a material weakness in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in our internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We identified a material weakness in internal control over financial reporting that resulted from undue reliance on information generated from certain software solutions affecting net revenue without effectively designed information technology general controls, specifically around user access and change management. Information generated from these software solutions is used by management in accounting for net revenue, including estimating variable consideration, and certain of these software solutions are used in the processing of revenue related-transactions. This material weakness did not result in any errors. While this material weakness did not result in a material misstatement of our financial statements, this control deficiency was not remediated as of October 31, 2023 and there is a reasonable possibility that it could have resulted in a material misstatement in the Company's annual or interim consolidated financial statements that would not be detected. Accordingly, we have determined that this control deficiency constituted a material weakness. While the Company's management, under the oversight of the Audit Committee, has taken steps to implement our remediation plan as described more fully in Item 9A, "Controls and Procedures," the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. Furthermore, we can give no assurance that the measures we take will remediate the material weakness.

Additionally, as described more fully in Item 9A, "Controls and Procedures," we executed a remediation plan with respect to certain other material weaknesses and, as a result determined that, as of October 31, 2023, such material weaknesses have been remediated. Completion of remediation does not provide assurance that our remediation or other controls will continue to operate properly or remain adequate.

We can give no assurance that additional material weaknesses will not arise in the future. Any failure to remediate the material weakness, or the development of new material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements and cause us to fail to meet our reporting and financial obligations, which in turn could have a negative impact on our financial condition, results of operations or cash flows, restrict our ability to access the capital markets, require significant resources to correct the material weaknesses or deficiencies, subject us to fines, penalties or judgments, harm our reputation or otherwise cause a decline in investor confidence and cause a decline in the market price of our stock.

Ineffective internal controls could impact our business and operating results.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and the company could fail to meet its financial reporting obligations.

STRATEGIC AND OPERATIONAL RISKS

We are heavily dependent on third-party suppliers and supply chain issues have adversely affected, and could adversely affect in the future, our financial results.

We have at times operated in a supply-constrained environment and have faced, and may face in the future, component shortages, logistics challenges and manufacturing disruptions that impact our revenues, profitability and cash flows. We are heavily dependent on third-party suppliers and their ability to deliver sufficient key components, products and services at reasonable prices and in time for us to meet schedules for the delivery of our products and services. In addition, our operations depend on our ability to anticipate and our suppliers' ability to fulfill, our needs for sufficient key components, products and services (including sourcing matched sets). Given the wide variety of products and services we offer, the large and diverse distribution of our suppliers and contract manufacturers, and the long lead times required to manufacture, assemble and deliver certain components and products, problems have and could continue to arise in production, planning and inventory management. Third-party suppliers may have limited financial resources to withstand challenging business conditions, particularly as a result of increased interest rates or emerging market volatility, and our business could be negatively impacted if key suppliers are forced to cease or limit their operations. Any changes or additions to our supply chain require considerable time and resources and involve significant risks and uncertainties.

We also have experienced, and may experience in the future, gross margin declines in certain businesses, reflecting the effect of competitive pricing pressures and increases in component and manufacturing costs resulting from higher labor and material costs borne by our manufacturers and suppliers that we are unable to pass on to our customers. Our business may be disrupted if we are unable to obtain equipment, parts or components from our suppliers—and our suppliers from their suppliers—due to the insolvency of key suppliers or the inability of key suppliers to obtain credit, or if any of our distributors lack sufficient financial resources to withstand economic weakness. In addition, our ongoing efforts to optimize the efficiency of our supply chain for cost or redundancy could cause supply disruptions and be more expensive, time-consuming and resource-intensive than expected. Furthermore, certain of our suppliers and Outsourced Manufacturers ("OMs") may decide to discontinue business with us or limit the allocation of products to us, which could result in our inability to fill our supply needs, jeopardizing our ability to fulfill our contractual obligations, which could in turn, result in a decrease in sales, profitability and cash flows, contract penalties or terminations, and damage to customer relationships.

Other supplier problems that we could face include component shortages, excess supply, risks related to the terms of our contracts with suppliers, contingent workers, supply chain working conditions, human rights and materials sourcing, and our relationships with single-source suppliers, each of which is described below.

- *Component shortages.* We have at times experienced and may in the future experience a shortage of, or a delay in receiving, certain components as a result of strong demand, capacity constraints, supplier financial weaknesses, disputes with suppliers (some of whom are also our customers), disruptions in the operations of component suppliers, supplier ability to demonstrate regulatory compliance, other problems experienced by suppliers or problems we face during the transition to new suppliers. For example, a market shortage of integrated circuits and panels and other component supply has at times affected, and may affect in the future, lead times, the cost of that supply, and our ability to meet customer demand for our products. Additionally, our Personal Systems business relies heavily upon OMs to manufacture our products and we are therefore dependent upon the continuing operations of those OMs. We represent a substantial portion of the business for certain OMs, and changes to the nature or volume of our business transactions with a particular OM could adversely affect the OM and lead to shortages or delays in receiving component products from that OM. Increased demand for particular components due to industry trends, such as components required for the operation of artificial intelligence ("AI"), may lead to shortages, delays, and price increases, and may result in us purchasing components in greater volumes and on earlier schedules in order to secure an adequate supply. If shortages or delays in component products occur, the price of certain components may increase, we may be exposed to quality issues, or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build products or provide services in a timely manner in the quantities needed or according to our specifications. Accordingly, we may lose time-sensitive sales, incur additional freight costs or be unable to pass on price increases to our customers due to such component shortages or delays. If we cannot adequately address a component supply issue, we may have to re-engineer some product or service offerings, which could result in further costs and delays.

- *Excess supply.* In order to secure components for our products or services, we have and may continue to make advance payments to suppliers or enter into non-cancelable commitments with vendors. In addition, we have and may continue to strategically purchase components in advance of demand to take advantage of favorable pricing or to address concerns about future availability. If we fail to anticipate customer demand, an oversupply could result in excess or obsolete components.

- *Contractual terms.* As a result of binding long-term price or purchase commitments with vendors, we may be obligated to purchase components or services at prices that are higher than those available in the current market and may be limited in our ability to respond to changing market conditions. If we commit to purchasing components or services for prices in excess of the then-current market price, we may be at a disadvantage to competitors who have access to components or services at lower prices, our gross margin could suffer, and we could incur additional charges relating to inventory obsolescence. In addition, many of our competitors obtain products or components from the same OMs and suppliers that we utilize. Our competitors may obtain better pricing, more favorable contractual terms and conditions, or more favorable allocations of products and components, and our ability to engage in relationships with certain OMs and suppliers could be limited. The practice employed by our Personal Systems business of purchasing product components and transferring those components to OMs may create large supplier receivables with the OMs that, depending on the financial condition of the OMs, may create collectability risks. In addition, to secure components, we may accept contractual terms and conditions that are less favorable to us.

- *Contingent workers.* We also rely on third-party suppliers for the provision of contingent workers, and our failure to effectively manage this workforce could adversely affect our financial results. Our ability to manage the costs associated with engaging a contingent workforce may be impacted by evolving local labor rights laws.

- *Working conditions, human rights and materials sourcing.* Our brand perception, customer loyalty and legal compliance could be adversely impacted by a supplier's improper practices or failure to comply with our requirements for environmentally, socially or legally responsible practices and sourcing.

- *Single-source suppliers.* We obtain a significant number of components from a single source due to technology, availability, price, quality or other considerations. For example, we rely on Canon for certain laser printer engines and laser toner cartridges and certain key suppliers for application specific integrated circuits ("ASICs"). We also rely on both Intel and AMD to provide us with a sufficient supply of processors for the majority of our PCs and workstations. Some of those processors may be customized for our products. New products that we introduce may utilize custom components obtained initially from only one source until we have determined whether there is a need for additional suppliers. Replacing a single-source supplier could delay production of some products as replacement suppliers may be subject to capacity constraints or other output limitations. For some components, alternative sources may not exist or may be unable to produce the quantities of those components necessary to satisfy our production requirements. In certain circumstances, we purchase components from single-source suppliers under short-term agreements that contain favorable pricing and other terms, but that may be unilaterally modified or terminated by the supplier with limited notice and with little or no penalty. The performance of single-source suppliers under those agreements (and the renewal or extension of those agreements upon similar terms) may affect the quality, quantity and price of our components. The loss of, deterioration of our relationship with, or limits in allocation by, a single-source supplier, or any unilateral modification to the contractual terms under which we are supplied components by a single-source supplier could adversely affect our business and financial performance.

- *Geographic concentration*. Our manufacturing facilities and suppliers have historically been, and continue to be, geographically concentrated in certain regions, which could exacerbate the risks noted above. While we are undertaking initiatives to diversify our manufacturing and supply chain footprint, such initiatives require significant investment and can be subject to regulatory, continuity, and other hurdles, and there can be no assurance that these initiatives will be successful.

If we cannot successfully execute our strategy and continue to develop, manufacture and market innovative products, services and solutions, our business and financial performance may suffer.

Our strategy is to strengthen our core businesses, innovate and develop new products, services and solutions, expand into adjacencies, and grow organically and inorganically. To execute our strategy, we must, among other things, optimize our cost structure, make long-term investments, develop or acquire and appropriately protect intellectual property, commit significant research and development and other resources, evolve our go-to-market strategy and business model to meet changing market dynamics, forces and demand. In addition, we need to innovate, develop and execute on evolutionary strategies in a rapidly changing and increasingly hybrid environment, seize on disruptive opportunities and effectively respond to secular trends and shifts in customer preferences. Our financial performance will depend in part on our ability to remain competitive in offerings geared towards new or emerging market trends, such as hybrid consumption and artificial intelligence. For example, we believe we and others in our industry face long-term challenges related to, among other things, decreased demand for printing products and solutions as a result of increased digitization and hybrid work, and increasing competition from generic alternatives. Our efforts to mitigate the impact of these challenges, such as by seeking to drive demand to HP+ enabled and profit upfront units, may not be successful. In addition, we may be unable to successfully execute our strategy, sufficiently invest in, prioritize research and development, market and scale, or accurately project the financial performance of our key growth areas or other strategic growth initiatives, accurately predict technological or business trends or control costs. Moreover, the process of developing new high-technology products, services and solutions and enhancing existing products, services and solutions, including through the introduction of AI capabilities, is complex, costly and uncertain, and we may be unable to anticipate or respond to customers' changing needs, accurately identify emerging technological trends or accurately project the demand, pricing, or other market dynamics of such trends. Our ability to successfully offer our products, services and solutions in this rapidly evolving market requires an effective planning, forecasting, and management process to enable us to effectively calibrate and adjust our business and business models in response to fluctuating market opportunities and conditions. In addition, we may be unable to appropriately prioritize and balance our initiatives or effectively manage change throughout our organization.

Our industry is subject to rapid and substantial innovation, technological change and customer preferences. Even if we successfully develop new products and technologies, future products and technologies, including those created by our competitors, may eventually supplant ours if we are unable to keep pace with technological advances and end-user requirements and preferences and timely enhancement of our existing products and technologies or develop new ones. As a result, we could lose market share and certain of our products and technologies may be rendered uneconomical or obsolete.

After we develop a product, we must be able to quickly manufacture appropriate volumes while also managing costs and preserving or improving margins. To accomplish this, we must accurately forecast volumes, mixes of products and configurations that meet customer requirements, and we may not succeed in doing so within a given product's lifecycle or at all. Any delay in the development, production or marketing of a new product, service or solution could result in us not being among the first to market, which could further harm our competitive position. Moreover, new products and services may not be profitable, and even if they are profitable, the operating margins may not be as high as the historical or anticipated margins.

Our business and financial performance could suffer if we do not manage the risks associated with our services businesses properly.

The success of our services business (such as our managed print services, digital services, consumer subscriptions and other workforce services in both Printing and Personal Systems) depends to a significant degree on attracting, retaining, and maintaining or increasing the level of revenues from our customers. Our standard services agreements are generally renewable at a customer's option and/or subject to cancellation rights. We may not be able to retain or renew services contracts with our customers, or our customers may reduce the scope of the services for which they contract. Factors that may influence contract termination, non-renewal or reduction include business downturns, dissatisfaction with our services or products, our retirement or lack of support for our services, our customers selecting alternative technologies, the cost of our services as compared to our competitors, general market conditions, a lower than investment grade credit rating or other reasons. We may not be able to replace the revenue and earnings from lost customers or reductions in services. While our services agreements may include penalties for early termination, these penalties may not fully cover our investments in these businesses. Our customers could also delay or terminate implementations or use of our services or choose not to invest in additional services from us in the future. In addition, the pricing and other terms of certain services agreements require us to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. Any increased or unexpected costs or unanticipated delays in connection with the performance of these contracts, which may increase as services become more customized, could make these agreements less profitable or unprofitable. In addition, from time to time we offer new services for which customer demand and adoption rates are difficult to predict, and we may not be able to scale these services as we expect. As a result, we may not generate the revenues, profits or cash flows we may have anticipated from our services business within the expected timelines, if at all.

We operate in an intensely competitive industry and competitive pressures could harm our business and financial performance.

We encounter aggressive competition in all areas of our business, and our competitors have targeted and are expected to continue targeting our key market segments. We compete on the basis of our technology, innovation, performance, price, quality, reliability, brand, reputation, distribution, range of products and services, ease of use, account relationships, customer training, service and support, security, availability of application software and internet infrastructure offerings, and our sustainability performance. We have faced, and may continue to face, declines in market share for our products. If our products, services, support and cost structure do not enable us to compete successfully, our results of operations, cash flows and business prospects could be affected.

We have a large portfolio of products and must allocate our financial, personnel and other resources across our products while competing with companies that have smaller portfolios or specialize in one or more of our product lines. Because of the size and scope of our portfolio, we may invest a greater percentage of our revenues, including on research and development, than some of our competitors. As a result, we may invest less in certain areas of our business than our competitors, and our competitors may have greater financial, technical and marketing resources available for their products and services compared to the resources allocated to our competing products and services or greater economies of scale, which could in turn result in our loss of market share. In addition, if we cannot proportionately decrease our cost structure on a timely basis in response to competitive price pressures, our gross margin, profitability and cash flows could be adversely affected.

Our alliance partners in certain areas may be or may become our competitors in others. In addition, these partners also may acquire or form alliances with our competitors, which could reduce their business with us.

We have faced and expect to continue to face aggressive price competition and have lowered and may in the future need to lower the prices of many of our products and services to stay competitive, while at the same time trying to maintain or improve our market share, revenue and gross margin. Competitors who have a greater presence in some of the lower-cost markets in which we compete, or who can obtain better pricing, more favorable contractual terms and conditions, and/or more favorable allocations of products and components, have been able to offer and may continue to be able to offer lower prices than we are able to offer. Price competition often increases during periods of lower demand, including as a result of declining macroeconomic conditions. The sales prices for our products may also decline as a result of discounts, a change in or mix of products and services, anticipation of the introduction of new products and services by us or by our competitors, promotional programs, product and related warranty costs or broader macroeconomic factors. We may also provide pricing discounts to large customers, which may result in lower margins for the period in which the sales occur. In addition, currency fluctuations, particularly weakness in the Japanese Yen, has and may continue to exacerbate pricing competition for our print products and services.

Industry consolidation may also affect competition by creating larger, more homogeneous and potentially stronger competitors in the markets in which we operate. Our competitors may also affect our business by entering into exclusive arrangements with our existing or potential customers or suppliers. Furthermore, non-original supplies (including imitation, refill or remanufactured alternatives), which are often available at lower prices, compete with our Printing Supplies business. We may not be able to prevent the use of imitation print supplies with our printers using technological protection measures, including due to regulatory issues or other legal challenges. In addition, online and omnichannel retailers, resellers and distributors often sell our products alongside competing products, including non-original supplies, or they may highlight the availability of lower cost non-original supplies. We expect this competition will continue.

If we cannot continue to produce high-quality and secure products and services, our reputation, business and financial performance may suffer.

In the course of conducting our business, we must address quality and security issues associated with our products and services, including potential flaws in our engineering, design and manufacturing processes, unsatisfactory performance under service contracts, and unsatisfactory performance or malicious acts by third-parties. Many of our products are dependent on third-party software, including from Microsoft and Google, to function as intended, and product issues also sometimes result from the interaction between our products and third-party products and software. Our business is also exposed to the risk of defects in third-party components or materials included in our products, including security vulnerabilities. The products and services that we offer are complex, and our regular testing and quality control efforts may not be completely effective in controlling or detecting all quality and security issues or errors, particularly with respect to undiscovered defects or security vulnerabilities in components manufactured by third parties.

If we are unable to determine the cause or find an effective solution to address quality or security issues with our products, we may delay shipment to customers, which would delay revenue recognition and receipt of customer payments. We have and may again in the future write off some or all of the value of non-performing inventory. In addition, after products are delivered, quality and security issues may require us to repair or replace such products. Addressing these issues can be expensive and may result in additional warranty, repair, replacement and other costs. In the event of security vulnerabilities or other issues with third-party components, we may have to rely on third parties to provide mitigation, which may be ineffective. Quality and security issues, including those resulting from defects or security vulnerabilities in third-party components, can impair our relationships with new or existing customers and adversely affect our brand and reputation. The proliferation of social media may increase the likelihood, speed, and magnitude of negative brand and reputation events.

We expect the proliferation of AI to have a significant impact on our industry and the markets in which we compete, and the development and use of AI presents competitive, reputational, and liability risks.

We believe the proliferation of AI, especially as it relates to our product and solutions offerings, will have a significant impact on customer preferences and market dynamics in our industry, and our ability to effectively compete in this space will be critical to our financial performance. We also believe that the effective use of AI in our internal operations is important to our long-term success. We are working to incorporate AI capabilities into certain of our products and solutions and apply AI in our own internal operations, and our research into and continued development of such technologies remain ongoing. As with many innovations, AI presents risks, challenges, and unintended consequences that could affect its rate and success of adoption, and therefore our business. We may be unable to bring AI-enabled products and solutions to market as effectively, or with the same speed or in the same volumes, as our competitors, which may hurt our competitive position.

In addition, AI algorithms may be flawed. Datasets may be insufficient or contain biased information. Ineffective or inadequate AI development or deployment practices by us or others we rely on or partner with could result in incidents that impair the acceptance of AI solutions or cause harm to individuals or society. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions such as the European Union, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI capabilities present ethical issues, and we may be unsuccessful in identifying or resolving issues before they arise. If we enable or offer AI products or solutions or implement AI capabilities in our internal operations that are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm or greater employee attrition.

Our operating results have historically varied and may not be indicative of future results.

Our net revenue, gross margin, profit and cash flow generation vary among our portfolio of products and services, customer groups and geographic markets and therefore will likely vary in future periods. Overall gross margins and profitability in any given period are dependent on the product, service, customer and geographic mix reflected in that period's net revenue, which in turn depends on the overall demand for our products and services. We have experienced and may in the future experience delays or reductions in spending by our customers or potential customers, which could have a material adverse effect on demand for our products and services and could result in a significant decline in net revenue. For example, we observed continued market uncertainty, cautious commercial spending on information technology hardware, lower discretionary consumer spending, inflationary pressures, and foreign currency fluctuations. In addition, net revenue declines in some of our businesses may affect net revenue in our other businesses, as we may lose cross-selling opportunities. Moreover, newer geographic markets can be relatively less profitable due to our investments associated with entering those markets and local pricing pressures, as well as difficulty establishing and maintaining the operating infrastructure necessary to support the high growth rate associated with some of those markets. Our efforts to address the challenges facing our business could increase the level of variability in our financial results because the rate at which we are able to realize the benefits from those efforts may vary from period to period. These factors could also make it difficult to accurately forecast revenues and operating results and could negatively affect our ability to provide accurate forecasts to suppliers and manufacturers, manage our relationships and other expenses and to make decisions about future investments.

If we fail to manage the distribution of our products and services properly, our business and financial performance could suffer.

We use a variety of distribution methods to sell our products and services around the world, including third-party resellers and distributors and both direct and indirect sales to enterprise accounts and consumers. Successfully managing our global, multi-tier distribution network including the interaction of our direct sales and indirect channel sales efforts to reach potential customer segments for our products and services is a complex process. Moreover, since each distribution method has distinct risks and gross margins, we may fail to implement the most advantageous balance in the delivery model for our products and services.

Conflicts might arise between our various distribution channels, we may experience the loss or deterioration of an alliance or distribution arrangement or a reduced assortments of our products, we may not be able to limit the potential misuse of pricing programs by our channel partners and we may fail to optimize the use of our pricing programs. Moreover, some of our channel partners and distributors may have insufficient financial resources and may not be able to withstand changes in business conditions, including economic weakness, industry consolidation and market trends. They may also have difficulty selling our products under new business models. Many of our significant distributors operate on narrow margins and have been negatively affected by business pressures in the past. Trade receivables that are not covered by collateral or credit insurance are outstanding with our distribution and retail channel partners. Net revenue from indirect sales could suffer, and we could experience disruptions in distribution, if our distributors' financial conditions, abilities to borrow funds or operations weaken or if our distributors cannot successfully compete in the online or omnichannel marketplace.

Our inventory management is complex, as we continue to sell a significant mix of products through distributors. We must manage both owned and channel inventory effectively, particularly with respect to sales to distributors, which involves forecasting demand and pricing (and factoring in supply chain challenges and order cancellations). Our forecasts may not accurately predict demand, and distributors have and may continue to increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Distributors also may adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. Our reliance upon indirect distribution methods, including a multi-tiered channel, may reduce our visibility into inventories, demand and pricing trends, and may therefore make forecasting and managing multi-tiered channel inventory more difficult.

If we were to expand direct distribution initiatives, channel and indirect distributors could consider such initiatives in conflict with their business interests and reduce their investment in the distribution and sale of our products, or cease all sales of our products. Sales of our products by channel partners to unauthorized resellers or unauthorized resale of our products has and could continue to make our forecasting and channel inventory management more difficult and impact pricing in the market. For example, in the past we have had channel partners sell products outside of their agreed territory, and misrepresent sales to unauthorized resellers as sales to end-users, frustrating our efforts to estimate channel inventory or maintain consistent pricing, and negatively impacting gross margins. Moreover, our use of indirect distribution channels may limit our willingness or ability to adjust prices quickly and otherwise to respond to pricing changes by competitors. In addition, factors in different markets may cause differential discounting among the geographies where our products are sold, which makes it difficult to achieve global consistency in pricing and creates the opportunity for grey marketing. In addition, our global channel partners may fail to comply with applicable legal and regulatory requirements.

Our uneven sales cycle makes planning and inventory management difficult and future financial results less predictable.

Our quarterly sales often have reflected a pattern in which a disproportionate percentage of each quarter's total sales occurs towards the end of the quarter. This uneven sales pattern makes predicting net revenue, earnings, cash flow from operations and working capital for each financial period difficult, increases the risk of unanticipated variations in our quarterly results and financial condition, and places pressure on our inventory management and logistics systems. If orders fall short of predicted demand, this results in excess inventory. Alternatively, if orders exceed predicted demand, we may not be able to fulfill all of the orders received in each quarter and such orders may be canceled by the customer. Depending on when they occur in a quarter, developments such as a systems failure, component pricing movements, component shortages, supply disruptions, logistics challenges or declines in demand could adversely impact our inventory levels, our results of operations and cash flows in a manner that is disproportionate to the number of days in the quarter affected.

We experience seasonal trends in the sale of our products that may produce variations in our quarterly results and financial condition. For example, sales to governments (particularly, sales to the U.S. government) are often stronger in the third calendar quarter, and many customers whose fiscal year is the calendar year spend their remaining capital budget authorizations in the fourth calendar quarter. Consumer sales are often higher in the fourth calendar quarter due in part to seasonal holiday demand, and typically it has been our strongest quarter by revenues. European sales are often weaker during the summer months. Demand during the spring and early summer may also be adversely impacted by market anticipation of seasonal trends. However, historical seasonal patterns may not continue in the future and such patterns have been and may be impacted by supply constraints, macroeconomic conditions, such as an economic slowdown or inflationary pressures, shifts in customer behavior and the impacts of pandemics or other public health crises. Moreover, to the extent that we introduce new products in anticipation of seasonal demand trends, our discounting of existing products may adversely affect our gross margins. Many of the factors that create and affect seasonal trends are beyond our control.

We may not be able to execute acquisitions, divestitures and other significant transactions successfully and we may have difficulty or fail to successfully integrate acquired companies.

As part of our business strategy, we may acquire companies or businesses, divest businesses or assets, enter into strategic alliances and joint ventures, and make investments to further our business. Risks associated with these transactions include the following:

- We may not fully realize the anticipated benefits of any particular transaction, in the timeframe we expected or at all, such transaction may be less profitable than anticipated or unprofitable, we may not identify all factors to estimate accurately our costs, timing or other matters, and realizing the benefits of a particular transaction may depend upon competition, market trends, additional costs or investments and the actions of advisors, suppliers or other third parties.

- Certain transactions have resulted, and in the future may result, in significant costs and expenses, including those related to compensation and benefit costs, goodwill and impairment charges, charges from elimination of duplicative facilities and contracts, inventory adjustments, assumed litigation and other liabilities, advisory fees, and payments to executive officers and key employees under retention plans.

- Our due diligence may fail to identify significant issues with the target's product quality, financial disclosures, accounting practices or internal controls, including as a result of being dependent on the veracity and completeness of statements and disclosures made or actions taken by third parties.

- In order to finance a transaction, we may issue common stock (potentially creating dilution) or take on additional debt.

- These transactions could adversely impact our effective tax rate.

- An acquisition target may have differing or inadequate cybersecurity and data protection controls.

- These transactions may lead to litigation.

In addition, if we fail to identify, successfully complete and integrate transactions that further our strategic objectives, we may be required to expend resources to develop products, services and technology internally, which may put us at a competitive disadvantage. Furthermore, if there are future decreases in our stock price or significant changes in the business climate or results of operations of our reporting units, we may incur additional charges, which may include impairment charges.

In the case of a divestiture, we may have difficulty finding buyers or alternative exit strategies on acceptable terms in a timely manner. We may also dispose of a business at a price or on terms that are less desirable than we had anticipated. In addition, we may experience fewer benefits than expected, and the impact of the divestiture on our financial performance may be larger than projected.

The business combination and investment transactions in which we engage may be large or complex, and we must manage post-closing issues such as the integration of acquired businesses, products, services or employees. Integrations involve significant challenges and are often time-consuming and expensive and could significantly disrupt our business and the acquired business. These challenges include successfully combining product and service offerings; entering or expanding into markets; retaining key employees; integrating employees, facilities, technology, products, processes, operations (including supply and manufacturing operations), sales and distribution channels, business models and business systems; and retaining customers and distributors.

We may not achieve some or all of the expected benefits of our restructuring plans and our restructuring may adversely affect our business.

We have undertaken and may undertake in the future restructuring plans in order to realign our cost structure and to achieve operating efficiencies that we expect to reduce costs, including the plan announced November 2022. Implementation of any restructuring plan may be costly and disruptive to our business, and we may not be able to obtain the anticipated cost savings, operational improvements and estimated workforce reductions within the projected timing or at all. Additionally, as a result of restructuring initiatives, we may experience a loss of continuity, loss of accumulated knowledge and/or inefficiency, loss of key employees and/or other retention issues during transitional periods. Restructuring can require a significant amount of time and focus, which may divert attention from operating and growing our business. Moreover, projections of any cost savings or other benefits associated with our restructuring plans are based on current business operations and market dynamics, and could be significantly impacted by various factors, including but not limited to our evolving business models, future investment decisions, market environment and technology landscape. For more information about our restructuring plans, see Note 3 to our Consolidated Financial Statements in Item 8.

Our financial performance may suffer if we cannot develop, obtain, license or enforce the intellectual property rights on which our businesses depend.

We rely upon patent, copyright, trademark, trade secret and other intellectual property ("IP") laws in the United States, similar laws in other countries, and agreements with our employees, customers, suppliers and other parties, to establish and maintain IP rights in the products and services we sell, provide or otherwise use in our operations. However, our IP rights could be challenged, invalidated, infringed or circumvented, or such IP rights may not be sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages, either of which could result in costly product redesign efforts, discontinuance of certain product offerings or other harm to our competitive position. In addition, we may choose to not apply for patent protection or may fail to apply for patent protection in a timely fashion. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions we may be unable to protect our proprietary technology adequately against unauthorized third-party copying or use, which could adversely affect our ability to sell products or services and our competitive position.

In addition, certain of our businesses and products rely on key technologies developed or licensed by third parties. We may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms, or such third parties may demand cross-licenses to our IP. Third-party components may become obsolete, defective or incompatible with future versions of our products, our relationship with the third party may deteriorate, or our agreements may expire or be terminated. We may face legal or business disputes with licensors that may threaten or lead to the disruption of inbound licensing relationships. In order to remain in compliance with the terms of our licenses, we must monitor and manage our use of third-party components, including both proprietary and open source license terms that may require the licensing or public disclosure of our IP without compensation or on undesirable terms. Some of these licenses may not be available to us in the future on terms that are acceptable or that allow our product offerings to remain competitive. In addition, it is possible that as a consequence of a merger or acquisition, third parties may obtain licenses to some of our IP rights or our business may be subject to certain restrictions that were not in place prior to such transaction. Because the availability and cost of licenses from third parties depends upon the willingness of third parties to deal with us on the terms we request, there is a risk that third parties who license to our competitors will either refuse to license to us or refuse to license to us on terms equally favorable to those granted to our competitors. Consequently, we may lose a competitive advantage with respect to these IP rights or we may be required to enter into costly arrangements in order to terminate or limit these rights. Finally, we may rely on third parties to enforce certain IP rights.

Third-party claims of IP infringement are commonplace in our industry and may limit or disrupt our ability to sell our products and services.

We are subject to third party claims that we or customers indemnified by us are infringing upon such parties' IP rights. We have seen an increasing trend of patent assertion entities engaging in claims of infringement and assertion of patents to extract settlements, including the assertion of patents related to standardized technologies, such as Wi-Fi or video. If we cannot or do not license allegedly infringed IP at all or on reasonable terms, or if we are required to substitute technology from another source, our operations could be adversely affected. Even if we believe that IP claims are without merit, they can be time-consuming and costly to defend against and may divert management's attention and resources away from our business. Claims of IP infringement also might require us to redesign affected products, enter into costly settlements or license agreements, pay damage awards, or face a temporary or permanent injunction prohibiting us from importing, marketing or selling certain products. Additionally, claims of IP infringement may adversely impact our brand and reputation and imperil new and existing customer relationships.

In certain countries (primarily in Europe), proceedings are ongoing or have been concluded in which groups representing copyright owners seek to impose upon and collect from us levies upon IT equipment (such as PCs and printers). There have also been efforts to introduce, modify or extend existing levy schemes and to increase the amount of the levies that can be collected from us. The total amount of the copyright levies depends on several factors, and could be substantial. The ultimate impact of these copyright levies or similar fees, and our ability to recover such amounts through increased prices, remains uncertain.

System security risks, data protection breaches, cyberattacks, system outages and systems integration issues could disrupt our internal operations or services provided to customers, and could reduce our revenue, increase our expenses, damage our reputation and adversely affect our cash flows and stock price.

We are exposed to cyberattacks seeking to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Such attacks may involve the deployment of ransomware and other malicious software programs that attack our products or otherwise exploit security vulnerabilities, or attempt to fraudulently induce our employees, customers, or others to disclose passwords, other sensitive information or provide access to our systems or data. Such risks extend not only to our own products, services, systems and networks, but also to those of customers, suppliers, contractors, business partners, vendors, and other third parties, particularly as all parties increasingly digitize their operations. We engage a significant number of these third parties to assist us with various business functions that require the use, storage, processing and deletion of data. While we make efforts to assess and validate the implementation of cybersecurity requirements and controls by these third parties with respect to the services provided and the data handled on our behalf, there remains a risk of misappropriation, compromise or breach of data outside of our direct control. In addition, hardware and operating system software and applications that we produce or procure from third parties may contain defects or vulnerabilities in design or manufacture, including "bugs" that could unexpectedly interfere with the operation of the product. Breaches of our facilities, network, or data security could disrupt the security of our systems and business applications, impair our ability to provide services to our customers and protect the privacy of their data, result in product development delays, compromise confidential or technical business information, harm our reputation or competitive position, result in theft or misuse of our IP or other assets, require us to allocate more resources to improve technologies, or otherwise adversely affect our business and financial results.

Additionally, the costs to combat cyber or other security threats can be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions. Media or other reports of perceived vulnerabilities in our network security, regardless of their immediacy or accuracy, could adversely impact our brand and reputation and materially affect our business and financial results.

While we have implemented security measures and internal controls designed to protect against cyber and other security threats, such measures cannot provide absolute security and may not be successful in preventing future security breaches. Moreover, these threats are constantly evolving, thereby making it more difficult to successfully defend against them or to implement adequate preventative measures. Certain vulnerabilities are difficult to detect even using our best efforts, which may allow those vulnerabilities to persist in our systems over long periods of time. In the past, we have experienced data security incidents resulting from unauthorized access to or use of our systems or those of third parties, which to date, have not had a material impact on our operations; however, there remains the possibility of a future data security incident that results in a material impact to the Company. Remote work and remote access to our systems has increased significantly, which also increases our cybersecurity attack surface. We have also seen an increase in cyberattack volume, frequency, and sophistication driven by the global enablement of remote workforces. Geopolitical tensions or conflicts may further heighten the risk of cybersecurity attacks. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Because we process proprietary information and sensitive or confidential data relating to our business (including data relating to employees, independent contractors and other personnel), our customers and third parties, breaches of our security measures or accidental loss, inadvertent disclosure or unapproved dissemination of such data can expose us, our customers, third parties and the individuals affected to a risk of loss, alteration or misuse of such information. A breach could also damage our brand and reputation or otherwise harm our business, and could result in government enforcement actions, litigation, civil monetary penalties or fines and other potential liability for us. We are subject to federal, state, and international laws relating to privacy and data protection, particularly in the U.S., European Union (such as the General Data Protection Regulation ("GDPR")) and China, and other countries' legislative and regulatory bodies are increasingly proposing new or more stringent requirements relating to privacy and data protection. These laws and regulations continue to evolve, are increasing in complexity and number and increasingly conflict among the various countries in which we operate, which has resulted in greater compliance risk and cost for us. In addition, the cost and operational consequences of implementing new privacy and data protection measures could be significant.

Portions of our IT infrastructure, including those provided by third parties, may experience interruptions, outages, delays or cessations of service or may produce errors in connection with systems integrations, migration work or other causes, which could result in business disruptions. The process of remediating these issues could be more expensive, time-consuming, disruptive and resource intensive than planned. Further, such disruptions could adversely impact our ability to fulfill orders and respond to customer requests and interrupt other processes, resulting in delayed sales, lower margins, lost customers or reputational damage.

In order to be successful, we must attract, retain, train, motivate, develop and transition key employees, and failure to do so could seriously harm us.

In order to be successful, we must attract, hire, retain, train, motivate, develop, and deploy qualified executives, engineers, technical staff and other key employees. Identifying, developing internally or hiring externally, training and retaining qualified executives, engineers and qualified sales representatives are critical to our future, and competition for experienced employees in the technology industry can be intense. Equity-based compensation is essential for attracting and retaining qualified employees and lack of positive performance in our stock price may adversely affect our ability to attract or retain key employees. In addition, workforce dynamics are constantly evolving and we may not be able to manage changing workforce dynamics successfully. Moreover, changes in immigration policies may impair our ability to recruit and hire technical and professional talent globally. Further, changes in our management team may be disruptive to our business, and we may be unable to successfully transition and assimilate key new hires or promoted employees or successfully execute succession plans.

Some anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Certain provisions in our certificate of incorporation and bylaws and the Delaware General Corporation Law may discourage, delay or prevent changes of control of HP judged as undesirable by our Board of Directors. These provisions include: authorizing blank check preferred stock, which we could issue with voting, liquidation, dividend and other rights superior to our common stock; limiting the liability of, and providing indemnification to, our directors and officers; specifying that our stockholders may take action only at a duly called annual or special meeting of stockholders and otherwise in accordance with our bylaws and limiting the ability of our stockholders to call special meetings; requiring advance notice of proposals by our stockholders for business to be conducted at stockholder meetings and for nominations of candidates for election to our Board of Directors; and controlling the procedures for our Board of Directors and stockholder meetings, and election, appointment and removal of our directors. These provisions could deter or delay hostile takeovers, proxy contests and changes in control or our management or limit the opportunity for our stockholders to receive a premium for their shares of our stock.

Our aspirations and disclosures related to environmental, social and governance ("ESG") matters expose us to risks that could adversely affect our reputation and performance.

We have established and publicly announced ESG goals, including our commitments to address climate change, human rights, and digital equity. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to adequately update, accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance and growth, and expose us to increased scrutiny from the investment community, special interest groups and enforcement authorities. In addition, there exists certain "anti-ESG" sentiment among some individuals and government institutions, and we may also face scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding our ESG initiatives.

Our ability to achieve any ESG objective is subject to numerous risks, some of which are outside of our control. Examples of such risks include the availability and cost of low- or non-carbon-based energy sources, the evolving regulatory requirements affecting product circularity, ESG standards or disclosures, the evolving consumer protection laws applicable to ESG matters, the availability of materials and suppliers that can meet our sustainability, diversity and other ESG goals and the availability of funds to invest in ESG initiatives in times where we are seeking to reduce costs.

Standards for tracking and reporting ESG matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting ESG data may be updated and previously reported ESG data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting ESG matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation or our attractiveness as an investment, business partner, acquiror, service provider or employer could be negatively impacted.

LEGAL AND REGULATORY RISKS

Our business is subject to various federal, state, local and foreign laws and regulations that could adversely affect our business and results of operations and cash flows.

We are subject to various federal, state, local and foreign laws and regulations. There can be no assurance that such laws and regulations will not be interpreted and changed in ways that will require us to modify our business models and objectives or affect our returns on investments by restricting existing activities and products, subjecting them to escalating costs or increased restrictions or prohibiting them outright. In particular, we face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the composition of our products, their safe use, the energy consumption associated with those products, climate change laws and regulations, and product repairability, reuse, recyclability and take-back legislation. In addition, there are existing and proposed legislation related to human rights, environmental and social responsibility (including tracing requirements related to forced labor prohibitions) for our operations, supply chain partners, and our products and services. Moreover, we expect to become increasingly subject to laws, regulations and international treaties relating to climate change, such as carbon pricing or product energy efficiency requirements or more prescriptive reporting requirements. Additionally, the rapid evolution and increased adoption of artificial intelligence technologies and our obligations to comply with emerging laws and regulations may require us to develop additional artificial intelligence-specific governance programs.

As these new laws, regulations, treaties and similar initiatives and programs are adopted and implemented, we will be required to comply or potentially face market access limitations or restrictions on our products entering certain jurisdictions, sanctions or other penalties, including fines. Such burdens or costs may result in an adverse effect on our financial condition, results of operations and cash flows. We could also face significant compliance and operational burdens and incur significant costs in our efforts to comply with or rectify non-compliance with these laws or regulations. Our potential exposure also includes third-party property damage, personal injury claims and clean-up costs. Further, liability under some environmental laws relating to contaminated sites can be imposed retroactively, on a joint and several basis, and without any finding of noncompliance or fault.

We are subject to risks associated with litigation and regulatory proceedings.

We face legal claims or regulatory matters involving stockholder, consumer, competition, commercial, IP, employment, and other issues on a global basis. There is an increasingly active litigation and regulatory environment, including but not limited to employment and patent-monetization claims in the United States, Germany and Brazil, and litigation and regulatory matters focused on consumer protection, privacy, and competition regulation globally. Patent monetization campaigns have become increasingly aggressive, including those by patent holders for standardized technology, such as WiFi and video, who have sued in venues that allow injunctions despite commitments to license patents on fair and reasonable terms. If we are unsuccessful in defending against such claims, we may be exposed to exorbitant licensing demands in order to avoid potential disruptions to our business. As described in Note 14, "Litigation and Contingencies" to the Consolidated Financial Statements in Item 8, we are engaged in a number of litigation and regulatory matters that may have a material adverse impact on our business, financial condition, cash flows or results of operations, if decided adversely to or settled by us. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings have occurred and may occur, including awards of monetary damages, imposition of fines, issuance of injunctions or cease-and-desist orders directing us to cease engaging in certain business practices, cease manufacturing or selling certain products, requiring the compulsory licensing of patents, or requiring other remedies. In addition, regardless of the outcome, litigation and regulatory proceedings can be costly, time-consuming, disruptive to our operations, and distracting to management.

Failure to comply with our customer and partner contracts or government contracting regulations could adversely affect our business and financial performance.

Our contracts with our customers may include unique and specialized performance requirements. In particular, our contracts with federal, state, provincial and local governmental customers are subject to procurement regulations, contract provisions and other specific requirements relating to their formation, administration and performance. In addition, contracts with customers may also include a requirement to comply with customer codes of conduct, which may have terms that conflict with our code of conduct, business policies and strategic objectives. Any failure by us to comply with the specific provisions in our customer contracts or any violation of government contracting regulations could result in loss of business or the imposition of civil and criminal penalties, which may include termination of contracts, forfeiture of profits, suspension of payments and, in the case of our government contracts, fines and suspension from future government contracting. Such failures could also cause reputational damage to our business and affect our ability to compete for new contracts. If our customer contracts are terminated, if we are suspended or disbarred from government work, or if our ability to compete for new contracts is adversely affected, our financial performance could suffer. Our partner contracts also contain terms relating to new partner business models and tools creation that could raise issues for which laws or regulations are currently changing or emerging. This could affect us in ways that are not currently fully known or measurable.

Changes in our tax provisions, adverse tax audits, the adoption of new tax legislation, or exposure to additional tax liabilities could have a material impact on our financial performance.

We are subject to income and other taxes in the United States and approximately 60 other countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that the positions taken on our tax returns are fully supported, but tax authorities may challenge these positions, and our positions may not be fully sustained on examination by the relevant tax authorities. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision, and, we believe we have provided adequate reserves for all tax deficiencies or reductions in tax benefits that could reasonably result from an audit. Our accrual for uncertain tax positions is attributable primarily to uncertainties concerning the tax treatment of our domestic operations, including the allocation of income among different jurisdictions, intercompany transactions, pension and related interest. We adjust our uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular audit. Determining the appropriate provision for potential deficiencies or reductions in in tax benefits that could reasonably result from an audit requires management judgments and estimates, and income tax audits are inherently unpredictable. We may not accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our income tax provision, net income and cash flows.

Our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or in their interpretation or enforcement. In addition, changes in tax law and regulation in the U.S. or elsewhere could significantly impact our tax rate, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, the U.S. Congress has advanced a variety of tax legislation proposals, and while the final form of any legislation is uncertain, the current proposals, if enacted, could have a material effect on the Company's effective tax rate. In addition, our effective tax rate could also be materially affected by the Organization for Economic Co-operation and Development's (the "OECD"), the European Commission's and other certain major jurisdictions' heightened interest in and taxation of large multi-national companies. For instance, the OECD has enacted model rules for a new global minimum tax framework ("BEPS Pillar Two"), and various governments around the world have enacted, or are in the process of enacting, legislation on these rules, which could adversely affect our effective tax rate.

RISKS RELATED TO THE SEPARATION

We continue to face risks related to the Separation, including failure to perform under the transaction agreements executed as part of the Separation and related to shared use of certain intellectual property rights.

In connection with the Separation, we and Hewlett Packard Enterprise entered a separation and distribution agreement and various other agreements. The separation and distribution agreement provides for cross-indemnities between HP and Hewlett Packard

Enterprise for liabilities allocated to the respective party pursuant to the terms of such agreement. If Hewlett Packard Enterprise or its successor entities (including spun off businesses to which obligations have been transferred) are unable to satisfy their obligations under these agreements, we could incur operational difficulties or losses.

In addition, the terms of the Separation include licenses and other arrangements to provide for certain ongoing use of intellectual property in the operations of both businesses. For example, through a joint brand holding structure, both Hewlett Packard Enterprise and we retain the ability to make ongoing use of certain variations of the legacy Hewlett-Packard and HP branding, respectively. As a result of this continuing shared use of the legacy branding there is a risk that conduct or events adversely affecting the reputation of Hewlett Packard Enterprise could also adversely affect our reputation.

ITEM 1B.   Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Not applicable.

ITEM 2. Properties.

As of October 31, 2023, we owned or leased approximately 17.8 million square feet of space worldwide, a summary of which is provided below.

	Fiscal year ended October 31, 2023		
	Owned	Leased	Total
	(square feet in millions)		
Administration and support	2.3	5.4	7.7
(Percentage)	30%	70%	100%
Manufacturing plants, research and development facilities and warehouse operations	2.5	5.0	7.5
(Percentage)	33%	67%	100%
Total[(1)]	4.8	10.4	15.2
(Percentage)	32%	68%	100%

[(1)]   Excludes 2.6 million square feet of vacated space, of which 2.3 million square feet is leased to third parties.

We believe that our existing properties are in good condition and are suitable for the conduct of our business. Each of our segments Personal Systems, Printing and Corporate Investments uses each of the properties at least in part, and we retain the flexibility to use each of the properties in whole or in part for each of the segments.

Principal Executive Offices

Our principal executive offices, including our global headquarters, which we lease, are located at 1501 Page Mill Road, Palo Alto, California, United States.

Headquarters of Geographic Operations

The locations of our geographic headquarters are as follows:

Americas	*Europe, Middle East, Africa*	*Asia Pacific*
Palo Alto, United States	Geneva, Switzerland	Singapore

Product Development and Manufacturing

The locations of our major product development and manufacturing facilities are as follows:

Americas

United States—Corvallis, San Diego, Boise, Vancouver, Spring, Fort Collins, Fountain Valley

Mexico—Tijuana

Asia Pacific

China— Chongqing, Shanghai

India—Bangalore

Malaysia—Penang

Singapore—Singapore

South Korea—Pangyo

Taiwan—Taipei

Europe, Middle East, Africa

Israel—Kiryat-Gat, Rehovot, Netanya

Spain—Barcelona

Technology office

Spain—Barcelona

United Kingdom—Bristol

United States—Corvallis, Palo Alto

ITEM 3. Legal Proceedings.

Information with respect to this item may be found in Note 14, "Litigation and Contingencies" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

ITEM 4. Mine Safety Disclosures.

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange under the symbol HPQ.

For information about dividends, see "Consolidated Statements of Stockholders' Deficit" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

As of November 30, 2023, there were approximately 47,954 stockholders of record.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities in fiscal year 2023.

Issuer Purchases of Equity Securities

The Company's share repurchase program, which does not have a specific expiration date, authorizes repurchases in the open market or in private transactions. On February 22, 2020, HP's Board of Directors increased HP's remaining share repurchase authorization to $15.0 billion in total. There were no share repurchases in the fourth quarter of fiscal 2023. As of October 31, 2023, HP had approximately $2.0 billion remaining under the share repurchase authorizations. From time to time HP intends to repurchase shares opportunistically and to offset the dilution created by shares issued under employee stock plans.

Stock Performance Graph and Cumulative Total Return

The graph below shows the cumulative total stockholder return assuming the investment of $100 at the market close on October 31, 2018 (and the reinvestment of dividends thereafter) in each of HP common stock, the S&P 500 Index, and the S&P Information Technology Index. The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, future performance of our common stock.



	10/18	10/19	10/20	10/21	10/22	10/23
HP Inc.	$ 100.00	$ 74.29	$ 79.67	$ 138.33	$ 129.70	$ 128.18
S&P 500 Index	$ 100.00	$ 114.32	$ 125.40	$ 179.19	$ 152.98	$ 168.46
S&P Information Technology Index	$ 100.00	$ 122.57	$ 164.82	$ 242.15	$ 193.09	$ 252.65

ITEM 6. [Reserved].

Management's Discussion and Analysis of
Financial Condition and Results of Operations

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion of financial condition and results of our operations that follows provides information that will assist the reader in understanding our Consolidated Financial Statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our Consolidated Financial Statements. This discussion should be read in conjunction with our Consolidated Financial Statements and the related notes that appear elsewhere in this document. This section generally discusses the results of operations for the fiscal year ended October 31, 2023 compared to the fiscal year ended October 31, 2022. For a discussion of fiscal year ended October 31, 2022 compared to the fiscal year ended October 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which also should be read in conjunction with our Annual Report on Form 10-K/A for the fiscal year ended October 31, 2022 as it contained certain revisions to our Consolidated Financial Statements for the fiscal years ended 2022 and 2021.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

OVERVIEW

We are a leading global provider of personal computing and other digital access devices, imaging and printing products, and related technologies, solutions, and services. We sell to individual consumers, SMBs and large enterprises, including customers in the government, health, and education sectors. We have three reportable segments: Personal Systems, Printing, and Corporate Investments. The Personal Systems segment offers commercial and consumer desktops and notebooks, workstations, thin clients, commercial mobility devices, retail POS systems, displays, hybrid systems (includes video conferencing cameras and solutions, headsets, voice, and related software capabilities), software, support, and services. The Printing segment provides consumer and commercial printer hardware, supplies, solutions and services. Corporate Investments include certain business incubation and investment projects.

- In Personal Systems, our long-term strategic focus is on:
  - ◦ profitable growth through innovation, market segmentation and simplification of our portfolio
  - ◦ enhanced innovation in multi-operating systems, multi-architecture, geography, customer segments and other key attributes;
  - ◦ investing in endpoint services and solutions. We are focused on services, including Device as a Service, as the market shifts to contractual solutions, and accelerating in attractive adjacencies such as hybrid systems; and
  - ◦ driving innovation to enable productivity and collaboration with the PCs becoming essential for hybrid work, learn and play.

We believe that we are well positioned due to our competitive product lineup along with our recent acquisitions enhancing our portfolio of hybrid systems and remote-computing solutions.

- In Printing, our long-term strategic focus is on:
  - ◦ offering innovative printing solutions and contractual solutions to serve consumers, SMBs and large enterprises through our Instant Ink Services, HP+ and Managed Print Services solutions;
  - ◦ providing digital printing solutions for industrial graphics segments and applications including commercial publishing, labels, packaging, and textiles; and
  - ◦ expanding our footprint in 3D printing across digital manufacturing and strategic applications.

We are committed to growing our hybrid systems, gaming, workforce solutions, consumer subscriptions, industrial graphics and our 3D and personalization businesses at a rate faster than our core business with accretive margins in the longer term. We believe our ability to innovate will help us gain momentum in growth areas like hybrid systems and gaming, and we see significant opportunities to drive greater recurring revenues across Personal Systems and Printing. Our acquisition of Poly adds to our growth portfolio by bringing industry-leading video conferencing cameras and solutions, headsets, voice and software capabilities. Our Workforce Solutions organization drives integration across our commercial services, software and security portfolio. We continue to build on strong portfolios like Instant Ink to grow our Consumer Subscription business. In Industrial Graphics, we are driving the shift from analog to digital in segments like labels and packaging. In 3D and Personalization, we are creating end-to-end solutions that can capture more value with our differentiated technology.

We continue to experience challenges that are representative of the trends and uncertainties that may affect our industry, generally, and our business and financial results, specifically, and we expect these challenges to continue in the short-term. One set of challenges relates to the current macroeconomic environment and the adverse impact on demand for certain of our products. A second set of challenges relates to changes in the competitive landscape. Our primary competitors are exerting competitive pressure in targeted areas and are entering new markets, our emerging competitors are introducing new technologies and business models, and our alliance partners in some businesses are increasingly becoming our competitors in others. A third set of challenges relates to business model changes and our go-to-market execution in an evolving distribution and reseller landscape, with increasing online and omnichannel presence. Additional challenges we face at the segment level are set forth below.

- In Personal Systems, we face challenges with a competitive pricing environment and demand softness.
- In Printing, we face challenges from our competitors with a favorable foreign currency environment and non-original supplies (which includes imitation, refill, or remanufactured alternatives). We also obtain many Printing components from single source suppliers due to technology, availability, price, quality, or other considerations.

To address these challenges, we continue to pursue innovation with a view towards developing new products and services aligned with generating market demand and meeting the needs of our customers and partners. In addition, we continue to work on improving our operations and adapting our business models, with a particular focus on enhancing our end-to-end processes, analytics, efficiencies and simplification of our product portfolio. We also continue to work on optimizing our sales coverage models, aligning our sales incentives with our strategic goals, improving channel execution and inventory, production and backlog management, strengthening our capabilities in our areas of strategic focus, effective cost management, strengthening our pricing strategy, and developing and capitalizing on market opportunities.

Macroeconomic Environment

Our business and financial performance also depend significantly on worldwide economic conditions. We face global macroeconomic challenges including ongoing effects of geopolitical conflicts (including the Russian invasion of Ukraine, tensions across the Taiwan Strait, the Israel-Hamas conflict and other hostilities in the Middle East), uncertainty in the markets, volatility in exchange rates, inflationary trends and evolving dynamics in the global trade environment. We also experience seasonality in the sale of our products and services which may be affected by general economic conditions. During fiscal year 2023, we observed continued market uncertainty, cautious commercial spending on information technology hardware, lower discretionary consumer spending, inflationary pressures, and foreign currency fluctuations. These market pressures created new and different demand dynamics which had significant impacts on our financial results. Geographically, we observed these macroeconomic dynamics negatively impacting certain markets, particularly China. However, in the second half of fiscal year 2023 we also observed uneven recovery in the markets.

During fiscal year 2023, we experienced overall demand weakness and elevated industry wide reseller inventory. However, towards the end of fiscal year 2023 inventory began to stabilize and we exited the fiscal year with normalized inventory levels. The decline in Personal Systems revenue was in line with market trends. In Printing, we saw gradual and uneven recovery in Commercial Printing driven by hybrid work trends. We experienced a competitive pricing environment across Personal Systems and Printing. These markets declined during fiscal year 2023, however we expect to see stabilization during fiscal 2024.

We are exposed to fluctuations in foreign currency exchange rates. We have a large global presence, with approximately 65% of our net revenue coming from outside the United States. As a result, our financial results can be, and particularly in recent periods have been, negatively impacted by fluctuations in foreign currency exchange rates.

For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled "Risk Factors" in Item 1A of Part I in this Annual Report on Form 10-K.

Transformation Update

In November 2022, we announced our Future Ready Plan (the "Fiscal 2023 Plan") to become a more digitally enabled company, focus investments on key growth opportunities and simplify our operating model. The Fiscal 2023 plan is expected to run through end of fiscal 2025. The three key elements of our Fiscal 2023 plan are digital transformation, portfolio optimization, and operational efficiency. We expect to continue to invest some of the savings from these efforts across our businesses as well as partially use them to offset headwinds as a result of macroeconomic factors.

We exceeded our gross annual run-rate structural cost savings target for fiscal year 2023. We enhanced our digital capabilities in Workforce Solutions and continued to leverage AI to positively impact both our products and solutions. Additionally, we are reducing portfolio complexity, improving continuity of supply, and increasing our forecast accuracy across our business to drive reduction in our cost of sales and operating expenses. We also continued to reduce our structural cost through headcount reductions and executed a significant portion of the early retirement program in second quarter of fiscal 2023 and are on track to achieve our overall headcount reduction goal.

See "Risk Factors— We may not achieve some or all of the expected benefits of our restructuring plans and our restructuring may adversely affect our business" in Item 1A, which is incorporated herein by reference. For more information on our Fiscal 2023 Plan, see Note 3, "Restructuring and Other Charges," to the Consolidated Financial Statements in Item 1 of Part I of this report, which is incorporated herein by reference.

CRITICAL ACCOUNTING ESTIMATES

General

Our Consolidated Financial Statements are prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"), which require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, net revenue and expenses, and the disclosure of contingent liabilities. Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount of assets and liabilities. Management has discussed the development, selection and disclosure of these estimates with the Audit Committee of HP's Board of Directors. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates.

A summary of our significant accounting policies is included in Note 1, "Overview and Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. Management believes the following accounting policies reflect the critical accounting estimates used in the preparation of our Consolidated Financial Statements.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Revenue Recognition - Variable Consideration

We recognize revenue depicting the transfer of promised goods or services to customers in an amount that may include variable consideration. When the transaction price includes a variable amount, we estimate the amount using either the expected value or most likely amount method. We reduce the transaction price at the time of revenue recognition for customer and distributor programs and incentive offerings, rebates, promotions, other volume-based incentives and expected returns. We use estimates to determine the expected variable consideration for such programs based on historical experience, expected consumer behavior and market conditions.

Retirement and Post-Retirement Benefits

Our pension and other post-retirement benefit costs and obligations depend on various assumptions. Our major assumptions relate primarily to discount rates, mortality rates, expected increases in compensation levels and the expected long-term return on plan assets. The discount rate assumption is based on current investment yields of high-quality fixed-income securities with maturities similar to the expected benefits payment period. Mortality rates help predict the expected life of plan participants and are based on a historical demographic study of the plan. The expected increase in the compensation levels assumption reflects our long-term actual experience and future expectations. The expected long-term return on plan assets is determined based on asset allocations, historical portfolio results, historical asset correlations and management's expected returns for each asset class. We evaluate our expected return assumptions annually including reviewing current capital market assumptions to assess the reasonableness of the expected long-term return on plan assets. In any fiscal year, significant differences may arise between the actual return and the expected long-term return on plan assets. Historically, differences between the actual return and expected long-term return on plan assets have resulted from changes in target or actual asset allocation, short-term performance relative to expected long-term performance, and to a lesser extent, differences between target and actual investment allocations, the timing of benefit payments compared to expectations, and the use of derivatives intended to effect asset allocation changes or hedge certain investment or liability exposures. For the recognition of net periodic benefit (credit) cost, the calculation of the expected long-term return on plan assets uses the fair value of plan assets as of the beginning of the fiscal year unless updated as a result of interim re-measurement.

Our major assumptions vary by plan, and the weighted-average rates used are set forth in Note 4, "Retirement and Post-Retirement Benefit Plans" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. The following table provides the impact a change of 25 basis points in each of the weighted-average assumptions of the discount rate, expected increase in compensation levels and expected long-term return on plan assets would have had on our net periodic benefit (credit) cost for fiscal year 2023:

	Change in Net Periodic Benefit Cost in millions
Assumptions:	
Discount rate	$ 5
Expected increase in compensation levels	$ 1
Expected long-term return on plan assets	$ 14

Taxes on Earnings

As a result of certain employment actions and capital investments we have undertaken, income from manufacturing activities in certain jurisdictions is subject to reduced tax rates and, in some cases, is wholly exempt from taxes for fiscal years through 2029.

Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business could impact how future earnings are repatriated to the United States, and our related future effective tax rate.

We calculate our current and deferred tax provisions based on estimates and assumptions that could differ from the final positions reflected in our income tax returns. We adjust our current and deferred tax provisions based on income tax returns which are generally filed in the third or fourth quarters of the subsequent fiscal year.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse.

We record a valuation allowance to reduce deferred tax assets to the amount that we are more likely than not to realize. In determining the need for a valuation allowance, we consider future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies. In the event we were to determine that it is more likely than not that we will be unable to realize all or part of our deferred tax assets in the future, we would increase the valuation allowance and recognize a corresponding charge to earnings or other comprehensive income in the period in which we make such a determination. Likewise, if we later determine that we are more likely than not to realize the deferred tax assets, we would reverse the applicable portion of the previously recognized valuation allowance. In order for us to realize our deferred tax assets, we must be able to generate sufficient taxable income in the jurisdictions in which the deferred tax assets are located.

We are subject to income taxes in the United States and approximately 60 other countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that positions taken on our tax returns are fully supported, but tax authorities may challenge these positions, and our positions may not be fully sustained on examination by the relevant tax authorities. Accordingly, our income tax provision includes amounts intended to satisfy assessments that may result from these challenges. Our accrual for uncertain tax positions is attributable primarily to uncertainties concerning the tax treatment of our domestic operations, including the allocation of income among different jurisdictions, intercompany transactions, pension and related interest. We adjust our uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular audit. Determining the appropriate provision for potential deficiencies or reductions in tax benefits that could reasonably result from an audit requires management judgments and estimates, and income tax audits are inherently unpredictable. We may not accurately predict the outcomes of these audits, and the amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in our income tax provision and, therefore, could have a material impact on our provision for taxes, net earnings and cash flows. For a further discussion on taxes on earnings, refer to Note 6, "Taxes on Earnings" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Product Inventory

We state our inventory at the lower of cost or market on a first-in, first-out basis. We make adjustments to reduce the cost of inventory to its net realizable value at the product group level for estimated excess or obsolescence considering judgments related to future demand and market conditions. Factors influencing these adjustments include changes in demand, ageing of inventory, technological changes, supply constraints, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues.

Goodwill

We review goodwill for impairment annually during our fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. A qualitative assessment may first be performed to determine if the fair value of a reporting unit is more likely than not to be less than its carrying amount. Judgment in the assessment of qualitative factors of impairment may include changes in business climate, market conditions, or other events impacting the reporting unit. If we determine an impairment is more likely than not based on our qualitative assessment, a quantitative assessment of impairment is performed. However, we may also elect to bypass the qualitative assessment and perform a quantitative assessment.

Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and the determination of appropriate market comparables. If we determine the carrying amount exceeds fair value, goodwill is impaired and the excess is recognized as an impairment loss.

Loss Contingencies

We are involved in various lawsuits, claims, investigations and proceedings including those consisting of intellectual property ("IP"), commercial, securities, employment, employee benefits and environmental matters that arise in the ordinary course of business. We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case. Litigation is inherently unpredictable. However, we believe we have valid defenses with respect to legal matters pending against us. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies. We believe we have recorded adequate provisions for any such matters and, as of October 31, 2023, it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 1, "Overview and Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

RESULTS OF OPERATIONS

Revenue from our international operations has historically represented, and we expect will continue to represent, a majority of our overall net revenue. As a result, our net revenue growth has been impacted, and we expect it will continue to be impacted, by fluctuations in foreign currency exchange rates. In order to provide a framework for assessing performance excluding the impact of foreign currency fluctuations, we supplement the year-over-year percentage change in net revenue with the year-over-year percentage change in net revenue on a constant currency basis, which excludes the effect of foreign currency exchange fluctuations calculated by translating current period revenues using monthly exchange rates from the comparative period and excluding any hedging impact, and without adjusting for any repricing or demand impacts from changes in foreign currency exchange rates. This information is provided so that net revenue can be viewed with and without the effect of fluctuations in foreign currency exchange rates, which is consistent with how management evaluates our net revenue results and trends, as management does not believe that the excluded items are reflective of ongoing operating results. The constant currency measures are provided in addition to, and not as a substitute for, the year-over-year percentage change in net revenue on a GAAP basis. Other companies may calculate and define similarly labeled items differently, which may limit the usefulness of this measure for comparative purposes.

Results of operations in dollars and as a percentage of net revenue were as follows:

	For the fiscal years ended October 31					
	2023		2022		2021	
	Dollars	% of Net Revenue	Dollars	% of Net Revenue	Dollars	% of Net Revenue
	Dollars in millions					
Net revenue	$ 53,718	100.0 %	$ 62,910	100.0 %	$ 63,460	100.0 %
Cost of revenue	42,210	78.6 %	50,647	80.5 %	50,053	78.9 %
Gross profit	11,508	21.4 %	12,263	19.5 %	13,407	21.1 %
Research and development	1,578	2.9 %	1,653	2.6 %	1,848	2.9 %
Selling, general and administrative	5,357	10.0 %	5,264	8.4 %	5,727	9.0 %
Restructuring and other charges	527	1.0 %	218	0.3 %	251	0.4 %
Acquisition and divestiture charges	240	0.4 %	318	0.5 %	68	0.1 %
Amortization of intangible assets	350	0.7 %	228	0.4 %	154	0.2 %
Russia exit charges	—	— %	23	— %	—	— %
Earnings from operations	3,456	6.4 %	4,559	7.2 %	5,359	8.4 %
Interest and other, net	(519)	(1.0)%	(235)	(0.4)%	2,209	3.5 %
Earnings before taxes	2,937	5.4 %	4,324	6.8 %	7,568	11.9 %
Benefit from (provision for) taxes	326	0.6 %	(1,192)	(1.9)%	(1,027)	(1.6)%
Net earnings	$ 3,263	6.0 %	$ 3,132	4.9 %	$ 6,541	10.3 %

Net Revenue

In fiscal year 2023, total net revenue decreased 14.6% (decreased 11.7% on a constant currency basis) as compared to the prior-year period. Net revenue from the United States decreased 12.9% to $18.8 billion, and outside of the United States decreased 15.5% to $34.9 billion. The decrease in net revenue was primarily driven by demand softness and foreign currency impacts in both Personal Systems and Printing as well as lower average selling prices ("ASPs") in Personal Systems.

A detailed discussion of the factors contributing to the changes in segment net revenue is included under "Segment Information" below.

Gross Margin

For fiscal year 2023, gross margin increased by 1.9 percentage points, primarily driven by mix shift towards Printing, and lower commodity and logistics cost in Personal Systems, partially offset by foreign currency impacts and competitive pricing across Personal Systems and Printing.

A detailed discussion of the factors contributing to the changes in segment gross margins is included under "Segment Information" below.

Operating Expenses

Research and development ("R&D")

R&D expense decreased 4.5% in fiscal year 2023, primarily due to disciplined cost management and higher R&D partner funding, partially offset by the Poly acquisition.

Selling, general and administrative ("SG&A")

SG&A expense increased 1.8% in fiscal year 2023, primarily due the Poly acquisition partially offset by disciplined cost management including Future Ready transformation savings, and reductions in marketing spend.

Restructuring and other charges

Restructuring and other charges relate primarily to the Fiscal 2023 Plan. For more information, see Note 3, "Restructuring and Other Charges", to the Consolidated Financial Statements in Item 8 of Part II of this report, which is incorporated herein by reference.

Acquisition and divestiture charges

Acquisition and divestiture charges primarily include, direct third-party professional and legal fees, and integration and divestiture-related costs, as well as non-cash adjustments to the fair value of certain acquired assets such as inventory and certain compensation charges related to cash settlement of restricted stock units and performance-based restricted stock units from acquisitions. Acquisition and divestiture charges decreased by $78 million in the fiscal year 2023, primarily due to the Poly acquisition.

Amortization of intangible assets

Amortization of intangible assets relates primarily to intangible assets resulting from acquisitions. Amortization of Intangible assets increased by $122 million in the fiscal year 2023, primarily due to the Poly acquisition.

Interest and other, net

Interest and other, net for the fiscal year 2023 increased $284 million primarily due to higher interest expense on debt, factoring costs, and retirement incentive benefits associated with our EER program, partially offset by the net gain on extinguishment of debt.

Provision for taxes

Our effective tax rate was (11.1)% in fiscal year 2023. The effective tax rate differs from the U.S. federal statutory rate of 21% primarily due to impacts of internal reorganization, changes in valuation allowances, and favorable tax rates associated with certain earnings from HP's operations in lower-tax jurisdictions throughout the world. The jurisdictions with favorable tax rates that had the most significant impact on our effective tax rate in the periods presented were Singapore, Malaysia, and Puerto Rico.

For a reconciliation of our effective tax rate to the U.S. federal statutory rate of 21% in fiscal year 2023, and further explanation of our provision for income taxes, see Note 6, "Taxes on Earnings" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

In fiscal year 2023, we recorded $1.1 billion of net income tax benefits related to discrete items in the provision for taxes. This amount included $726 million of tax effects related to internal reorganization, $255 million related to changes in valuation allowances, $101 million related to restructuring charges, $58 million related to the filing of tax returns in various jurisdictions, and $42 million related to acquisition charges. These benefits were partially offset by income tax charges of $60 million related to audit settlements in various jurisdictions, $27 million of uncertain tax position charges, and $25 million related to extinguishment of debt. In fiscal year 2023, excess tax benefits associated with stock options, restricted stock units and performance-adjusted restricted stock units were immaterial.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act") into law. The Inflation Reduction Act includes a new corporate alternative minimum tax (the "Corporate AMT") of 15% on the adjusted financial statement income ("AFSI") of corporations with average AFSI exceeding $1.0 billion over a three-year period. The Corporate AMT is effective for the Company beginning in fiscal 2024 and we have elected to treat any future Corporate AMT as period costs in the period they arise. If we pay the Corporate AMT it will result in a Corporate AMT credit that can be carried forward indefinitely. We will continue to analyze our ability to apply the credit against our regular federal tax liability in future years. There are a number of uncertainties and ambiguities as to the interpretation and application of the Corporate AMT, and it is possible that any future guidance with respect to the interpretation and application of the Corporate AMT could further impact our liability for corporate taxes.

In December 2021, the Organization for Economic Cooperation and Development ("OECD") enacted model rules for a new global minimum tax framework ("BEPS Pillar Two"), and various governments around the world have enacted, or are in the process of enacting, legislation on this. We are in the process of assessing the tax effects of Pillar Two legislation for when it comes into effect, and we plan to treat the tax as a period cost. Due to the complexities in applying the legislation, the quantitative impact of the enacted or substantively enacted legislation is not yet reasonably estimable.

Segment Information

A description of the products and services for each segment can be found in Note 2, "Segment Information," to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference. Future changes to this organizational structure may result in changes to the segments disclosed.

Personal Systems

	For the fiscal years ended October 31		
	2023	**2022**	**2021**
	Dollars in millions		
Net revenue	$ 35,684	$ 44,011	$ 43,332
Earnings from operations	$ 2,129	$ 2,761	$ 3,152
Earnings from operations as a % of net revenue	6.0%	6.3%	7.3%

The components of net revenue and the weighted net revenue change by business unit were as follows:

	For the fiscal years ended October 31				
	Net Revenue			**Weighted Net Revenue Change Percentage Points[1]**	
	2023	**2022**	**2021**	**2023**	**2022**
	In millions				
Commercial PS	$ 24,712	$ 29,616	$ 26,822	(11.1)	6.3
Consumer PS	10,972	14,395	16,510	(7.8)	(4.8)
Total Personal Systems	$ 35,684	$ 44,011	$ 43,332	(18.9)	1.5

[1] Weighted Net Revenue Change Percentage Points measures contribution of each business unit towards overall segment revenue growth. It is calculated by dividing the change in revenue of each business unit from the prior-year period by total segment revenue for the prior-year period.

Fiscal year 2023 compared with fiscal year 2022

Personal Systems net revenue decreased 18.9% (decreased 15.5% on a constant currency basis) in the fiscal year 2023, as compared to the prior-year period. The net revenue decrease was primarily due to a 14.5% decrease in commercial and consumer client PCs unit volume due to demand softness and a decline in ASPs by 8.0%, partially offset by the Poly acquisition. The decline in ASPs was due to foreign currency impacts, unfavorable mix shift and competitive pricing.

Commercial PS revenue decreased 16.6% primarily driven by a decline in units of 14.1% due to demand softness and a decrease of 7.1% in ASPs, partially offset by an increase in hybrid systems revenue driven by the Poly acquisition. The lower ASPs were driven by unfavorable mix shift and foreign currency impacts.

Consumer PCs net revenue decreased 23.8% driven by a decline in units of 15.2% due to demand softness and a decrease of 10.1% in ASPs. The lower ASPs were driven by competitive pricing and foreign currency impacts, partially offset by favorable mix shifts.

Personal Systems earnings from operations as a percentage of net revenue decreased by 0.3 percentage points. The decrease was driven by an increase in operating expenses as a percentage of revenue, partially offset by an increase in gross margin. Gross margin increased primarily due to lower commodity and logistics cost, partially offset by foreign currency impacts and competitive pricing. Operating expenses as a percentage of revenue increased primarily driven by variable compensation and the acquisition of Poly, partially offset by disciplined cost management including reductions in marketing initiatives and Future Ready transformation savings.

Printing

	For the fiscal years ended October 31		
	2023	**2022**	**2021**
	Dollars in millions		
Net revenue	$ 18,029	$ 18,902	$ 20,128
Earnings from operations	$ 3,399	$ 3,619	$ 3,647
Earnings from operations as a % of net revenue	18.9%	19.1%	18.1%

The components of the net revenue and weighted net revenue change by business unit were as follows:

| | For the fiscal years ended October 31 | | | | |
| | Net Revenue | | | Weighted Net Revenue Change Percentage Points[1] | |
	2023	2022	2021	2023	2022
	In millions				
Supplies	$ 11,452	$ 11,761	$ 12,632	(1.6)	(4.3)
Commercial Printing	4,183	4,225	4,209	(0.2)	0.1
Consumer Printing	2,394	2,916	3,287	(2.8)	(1.8)
Total Printing	$ 18,029	$ 18,902	$ 20,128	(4.6)	(6.0)

[1]	Weighted Net Revenue Change Percentage Points measures the contribution of each business unit towards overall segment revenue growth. It is calculated by dividing the change in revenue of each business unit from the prior period by total segment revenue for the prior-year period.

Fiscal year 2023 compared with fiscal year 2022

Printing net revenue decreased 4.6% (decreased 2.9% on a constant currency basis) for fiscal year 2023 as compared to the prior-year period. The decline in net revenue was primarily driven by a decline in Consumer Printing, Supplies, and unfavorable foreign currency impacts. Net revenue for Supplies decreased 2.6%, primarily due to decline in the installed base, usage, and foreign currency. Printer unit volume decreased 10.1% due to demand weakness and ASPs remained flat for the period. Print hardware ASPs remained flat due to unfavorable foreign currency impacts offset by favorable mix shifts in Commercial Printing.

Net revenue for Commercial Printing decreased by 1.0%, primarily due to a 10.2% decrease in printer unit volume, partially offset by an 8.9% increase in ASPs. The increase in ASPs was primarily driven by mix shifts, partially offset by unfavorable foreign currency impacts and competitive pricing.

Net revenue for Consumer Printing decreased 17.9%, primarily due to a 10.1% decrease in printer unit volume and an 8.8% decrease in ASP's. The decrease in ASPs was primarily driven by competitive pricing, especially by our Japanese competitors benefiting from a favorable foreign currency environment, and unfavorable foreign currency impacts, partially offset by favorable mix shifts.

Printing earnings from operations as a percentage of net revenue decreased by 0.2 percentage points for fiscal year 2023, primarily due to a decline in gross margin, partially offset by lower operating expenses as a percentage of revenue. The decline in gross margin was primarily driven by competitive pricing and foreign currency impacts, partially offset by favorable mix shift. Operating expenses as a percentage of revenue decreased primarily due to lower variable compensation and disciplined cost management including Future Ready transformation savings.

Corporate Investments

The loss from operations in Corporate Investments for the fiscal year 2023 was primarily due to expenses associated with our incubation projects.

LIQUIDITY AND CAPITAL RESOURCES

We use cash generated by operations as our primary source of liquidity. We believe that current cash, cash flow from operating activities, new borrowings, available commercial paper authorization and the credit facilities will be sufficient to meet HP's operating cash requirements, planned capital expenditures, interest and principal payments on all borrowings, pension and post-retirement funding requirements, authorized share repurchases and annual dividend payments for the foreseeable future. Additionally, if suitable acquisition opportunities arise, the Company may obtain all or a portion of the required financing through additional borrowings. While our access to capital markets may be constrained and our cost of borrowing may increase under certain business, market and economic conditions, our access to a variety of funding sources to meet our liquidity needs is designed to facilitate continued access to capital resources under all such conditions. Our liquidity is subject to various risks including the risks identified in the section entitled "Risk Factors" in Item 1A and market risks identified in the section entitled "Quantitative and Qualitative Disclosures about Market Risk" in Item 7A, which are incorporated herein by reference.

Amounts held outside of the U.S. are generally utilized to support non-U.S. liquidity needs and may from time to time be distributed to the U.S. Repatriations of amounts held outside the U.S. generally will not be taxable from a U.S. federal tax perspective but may be subject to state income or foreign withholding tax upon repatriation. As we evaluate the future cash needs of our operations, we may revise the amount of foreign earnings considered to be permanently reinvested in our foreign subsidiaries and how to utilize such funds, including reducing our gross debt level, or other uses.

Liquidity

Our cash, cash equivalents and restricted cash and total debt were as follows:

	As of October 31	
	2023	2022
	In millions	
Cash and cash equivalents	$ 3,107	$ 3,145
Restricted cash	$ 125	$ —
Total debt	$ 9,484	$ 11,014

Our key cash flow metrics were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
Net cash provided by operating activities	$ 3,571	$ 4,463	$ 6,409
Net cash used in investing activities	(590)	(3,549)	(1,012)
Net cash used in financing activities	(2,894)	(2,068)	(5,962)
Net increase (decrease) in cash and cash equivalents	$ 87	$ (1,154)	$ (565)

Operating activities

Net cash provided by operating activities decreased by $0.9 billion for fiscal year 2023 due to lower earnings before taxes, working capital management activities, and changes in receivables from contract manufacturers.

Key working capital metrics

Management utilizes current cash conversion cycle information to manage our working capital level. The table below presents the cash conversion cycle:

	As of October 31		
	2023	2022	2021
Days of sales outstanding in accounts receivable ("DSO")	28	28	30
Days of supply in inventory ("DOS")	57	57	53
Days of purchases outstanding in accounts payable ("DPO")	(117)	(114)	(108)
Cash conversion cycle	(32)	(29)	(25)

The cash conversion cycle is the sum of days of DSO and DOS less DPO. Items which may cause the cash conversion cycle in a particular period to differ from historical trends include, but are not limited to, changes in business mix, changes in payment terms, timing and extent of receivables factoring, seasonal trends and the timing of revenue recognition and inventory purchases within the period.

DSO measures the average number of days our receivables are outstanding. DSO is calculated by dividing ending accounts receivable, net of allowance for credit losses, by a 90-day average of net revenue. The DSO remained flat compared to the prior year.

DOS measures the average number of days from procurement to sale of our product. DOS is calculated by dividing ending inventory by a 90-day average of cost of goods sold. The DOS remained flat compared to the prior year.

DPO measures the average number of days our accounts payable balances are outstanding. DPO is calculated by dividing ending accounts payable by a 90-day average of cost of goods sold. The increase in DPO as compared to prior-year period, was primarily due working capital management activities.

Investing activities

Net cash used in investing activities decreased $3.0 billion for fiscal year 2023 as compared to the prior-year period, primarily due to the $2.8 billion Poly acquisition in the prior-year period and lower investments in property, plant and equipment of $0.2 billion.

Financing activities

Net cash used in financing activities increased by $0.8 billion in fiscal year 2023 compared to the prior-year period, primarily due to net debt repayment of $1.5 billion and repayment of $0.2 billion of collateral withdrawn for derivative instruments in the current year period, compared to issuance of senior unsecured notes net of payments of $3.1 billion, share repurchases of $4.2 billion and $0.2 billion withdrawal of collateral for derivative instruments in the prior year period.

Share repurchases and dividends

In fiscal year 2023, HP returned $1.1 billion to shareholders in the form of cash dividends of $1.0 billion and share repurchases of $0.1 billion. As of October 31, 2023, HP had approximately $2.0 billion remaining under the share repurchase authorizations approved by HP's Board of Directors.

For more information on our share repurchases, see Note 12, "Stockholders' Deficit", to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Capital resources

Debt Levels

	As of October 31			
	2023		2022	
	Dollars in millions			
Short-term debt	$	230	$	218
Long-term debt	$	9,254	$	10,796
Weighted-average interest rate		4.2 %		3.7 %

We maintain debt levels that we establish through consideration of a number of factors, including cash flow expectations, cash requirements for operations, investment plans (including acquisitions), share repurchase activities, our cost of capital and targeted capital structure.

Short-term debt increased by $12 million and long-term debt decreased by $1.5 billion for fiscal year 2023 as compared to prior-year period. The net decrease in debt was primarily due to repurchase and settlement of $1.15 billion in aggregate principal payment of various Global Notes and repurchase of $0.5 billion of the March 2029 notes related to the Poly acquisition.

Our weighted-average interest rate reflects the effective interest rate on our borrowings prevailing during the period and reflects the effect of interest rate swaps. For more information on our interest rate swaps, see Note 10, "Financial Instruments" in the Consolidated Financial Statements and notes thereto in Item 8, "Financial Statements and Supplementary Data", which is incorporated herein by reference.

For more information on the new notes and the redemption of existing notes, see Note 11, "Borrowings", to the Consolidated Financial Statements in Item 8 of Part II of this report, which is incorporated herein by reference.

As of October 31, 2023, we maintained a $5.0 billion sustainability-linked senior unsecured committed revolving credit facility available until May 26, 2026. In March 2023, we also entered into a $1.0 billion senior unsecured committed revolving credit facility with a 364-day maturity. Funds borrowed under the revolving credit facilities may be used for general corporate purposes.

Available borrowing resources

As of October 31, 2023, we had available borrowing resources of $1.2 billion from uncommitted lines of credit in addition to the revolving credit facilities.

In December 2022, we filed a non-automatic shelf registration statement (the "2022 Shelf Registration Statement") with the SEC. The 2022 Shelf Registration Statement was declared effective by the SEC on March 1, 2023 and enables us to offer for sale, from time to time, in one or more offerings, up to $3.0 billion, in the aggregate, of debt securities, common stock, preferred stock, depository shares and warrants.

For more information on our borrowings, see Note 11, "Borrowings", to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Credit ratings

Our credit risk is evaluated by major independent rating agencies based upon publicly available information as well as information they obtain during our ongoing discussions. While we currently do not have any rating downgrade triggers that would accelerate the maturity of a material amount of our debt, a downgrade from our current credit rating may increase the cost of borrowing under our credit facilities, reduce market capacity for our commercial paper, require the posting of additional collateral under some of our derivative contracts and may have a negative impact on our liquidity and capital position and our contractual business going forward, depending on the extent of such downgrade. See "Risk Factors— Failure to maintain our credit ratings could adversely affect our liquidity, capital position, borrowing costs and access to capital markets" in Item 1A, which is incorporated herein by reference. We can access alternative sources of funding, including drawdowns under our credit facilities, if necessary, to offset potential reductions in the market capacity for our commercial paper.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (Continued)

CONTRACTUAL AND OTHER OBLIGATIONS

Our contractual and other obligations as of October 31, 2023, were as follows:

| | Total | Payments Due by Period | |
		Short-term	Long-term
		In millions	
Principal payments on debt[1]	$ 9,585	$ 216	$ 9,369
Interest payments on debt[2]	3,059	397	2,662
Purchase obligations[3]	1,861	758	1,103
Operating lease obligations	1,389	485	904
Finance lease obligations	27	14	13
Total[4][5][6]	$ 15,921	$ 1,870	$ 14,051

[1] Amounts represent the principal cash payments relating to our short-term and long-term debt and do not include any fair value adjustments, discounts or premiums.

[2] Amounts represent the expected interest payments relating to our short-term and long-term debt. We have outstanding interest rate swap agreements accounted for as fair value hedges that have the economic effect of changing fixed interest rates associated with some of our U.S. Dollar Global Notes to variable interest rates. The impact of our outstanding interest rate swaps at October 31, 2023 was factored into the calculation of the future interest payments on debt.

[3] Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price and volume provisions; and the approximate timing of the transaction. These purchase obligations are related principally to inventory and other items. Purchase obligations exclude agreements that are cancellable without penalty. Purchase obligations also exclude open purchase orders that are routine arrangements entered into in the ordinary course of business as they are difficult to quantify in a meaningful way. Even though open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust terms based on our business needs prior to the delivery of goods or performance of services.

[4] *Retirement and Post-Retirement Benefit Plan Contributions.* In fiscal year 2024, we expect to contribute approximately $45 million to non-U.S. pension plans, $31 million to cover benefit payments to U.S. non-qualified plan participants and $3 million to cover benefit claims for our post-retirement benefit plans. Our policy is to fund our pension plans so that we meet at least the minimum contribution required by local government, funding and taxing authorities. Expected contributions and payments to our pension and post-retirement benefit plans are excluded from the contractual obligations table because they do not represent contractual cash outflows as they are dependent on numerous factors which may result in a wide range of outcomes. For more information on our retirement and post-retirement benefit plans, see Note 4, "Retirement and Post-Retirement Benefit Plans", to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

[5] *Cost Savings Plans.* As a result of our approved restructuring plans, we expect to make future cash payments of approximately $0.5 billion. We expect to make future cash payments of $0.3 billion in fiscal year 2024 with remaining cash payments through fiscal year 2025. These payments have been excluded from the contractual obligations table because they do not represent contractual cash outflows and there is uncertainty as to the timing of these payments. For more information on our restructuring activities that are part of our cost improvements, see Note 3, "Restructuring and Other Charges", to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

[6] *Uncertain Tax Positions.* As of October 31, 2023, we had approximately $102 million of recorded liabilities and related interest and penalties pertaining to uncertain tax positions. We are unable to make a reasonable estimate as to when cash settlement with the tax authorities might occur due to the uncertainties related to these tax matters. Payments of these obligations would result from settlements with taxing authorities. For more information on our uncertain tax positions, see Note 6, "Taxes on Earnings", to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

Off-balance sheet arrangements

As part of our ongoing business, we have not participated in transactions that generate material relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

We have third-party short-term financing arrangements intended to facilitate the working capital requirements of certain customers and HP. For more information on our third-party short-term financing arrangements, see Note 7 "Supplementary Financial Information" to the Consolidated Financial Statements in Item 8, which is incorporated herein by reference.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are exposed to foreign currency exchange rate and interest rate risks that could impact our financial position, cash flows and results of operations. Our risk management strategy with respect to these market risks may include the use of derivative instruments. We use derivative contracts only to manage existing underlying exposures. Accordingly, we do not use derivative contracts for speculative purposes. Our risks, risk management strategy and a sensitivity analysis estimating the effects of changes in fair value for each of these exposures are outlined below.

Actual gains and losses in the future may differ materially from the sensitivity analyses based on changes in the timing and amount of foreign currency exchange rate and interest rate movements and our actual exposures and derivatives in place at the time of the change, as well as the effectiveness of the derivative to hedge the related exposure.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. We transact business in over 40 currencies worldwide, of which the most significant foreign currencies to our operations for fiscal year 2023 were Euro, Chinese yuan renminbi, Japanese yen and British pound. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where we are a net receiver of the foreign currency, a weaker U.S. dollar may adversely affect certain expense figures, if taken alone.

We use a combination of forward contracts and at times, options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted net revenue and, to a lesser extent in cost of sales. We also use other derivatives not designated as hedging instruments consisting primarily of forward contracts to hedge foreign currency balance sheet exposures. Alternatively, we may choose not to hedge the risk associated with our foreign currency exposures, primarily if such exposure acts as a natural hedge for offsetting amounts denominated in the same currency or if the currency is too difficult or too expensive to hedge.

We have performed sensitivity analyses as of October 31, 2023 and 2022, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency derivative contracts offset by underlying exposures. The foreign currency exchange rates we used in performing the sensitivity analysis were based on market rates in effect at October 31, 2023 and 2022. The sensitivity analyses indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a foreign exchange loss of $133 million and $134 million at October 31, 2023 and October 31, 2022, respectively.

Interest rate risk

We also are exposed to interest rate risk related to debt we have issued and our investment portfolio.

We issue long-term debt in either U.S. dollars or foreign currencies based on market conditions at the time of financing. We may use interest rate and/or currency swaps to modify the market risk exposures in connection with the debt to achieve a floating interest expense and/or U.S. dollar principal outflows. The swap transactions generally involve the exchange of fixed for floating interest payments. However, we may choose not to swap fixed for floating interest payments or may terminate a previously executed swap if we believe a larger proportion of fixed-rate debt would be beneficial.

In order to hedge the fair value of certain fixed-rate investments, we may enter into interest rate swaps that convert fixed interest returns into variable interest returns. We may use cash flow hedges to hedge the variability in interest income received on certain variable-rate investments. We may also enter into interest rate swaps that convert variable rate interest returns into fixed-rate interest returns.

We have performed sensitivity analyses as of October 31, 2023 and 2022, using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of interest rates across the entire yield curve, with all other variables held constant. The analyses cover our debt, investments and interest rate swaps. The analyses use actual or approximate maturities for the debt, investments and interest rate swaps. The discount rates used were based on the market interest rates in effect at October 31, 2023 and 2022. The sensitivity analyses indicated that a hypothetical 10% adverse movement in interest rates would have resulted in a loss in the fair values of our debt and investments, net of interest rate swaps, of $196 million at October 31, 2023 and $210 million at October 31, 2022.

ITEM 8. Financial Statements and Supplementary Data.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of HP Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of HP Inc. and subsidiaries (the Company) as of October 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended October 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 15, 2023 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Estimation of variable consideration

Description of the Matter	As described in Note 1 of the consolidated financial statements, the Company reduces revenue for customer and distributor programs and incentive offerings including rebates, promotions and other volume-based incentives. The Company uses estimates to determine the expected variable consideration for such programs based on factors like historical experience, expected customer behavior and market conditions. Estimated variable consideration is presented within other current liabilities on the consolidated balance sheet and totaled $3.1 billion at October 31, 2023.

Auditing the Company's measurement of variable consideration is especially challenging because the calculation reflects management's assumptions about expected future claims activity and changes in those assumptions can have a material effect on the amount of variable consideration recognized. |
| *How We Addressed the Matter in Our Audit* | Our audit procedures included, among others, evaluating the Company's key assumptions and judgments, and testing the completeness and accuracy of the underlying data used to determine the estimated variable consideration. We inspected the underlying agreements to understand the nature of variable consideration offered to customers. We evaluated management's estimate by comparing previous estimates of variable consideration to actual payments in subsequent periods. We developed an expectation of the ending accrual and compared our expectation to the amount recorded by the Company. |

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2000.

San Jose, California

December 15, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of HP Inc.

Opinion on Internal Control Over Financial Reporting

We have audited HP Inc. and subsidiaries' internal control over financial reporting as of October 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, HP Inc. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of October 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The material weakness resulted from undue reliance on certain software solutions affecting net revenue without effectively designed information technology general controls, specifically around user access and change management. Information generated from these software solutions is used by management in accounting for net revenue, including estimating variable consideration, and certain of these software solutions are used in the processing of revenue related transactions.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of October 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended October 31, 2023, and the related notes and our report dated December 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

San Jose, California

December 15, 2023

Management's Report on Internal Control Over Financial Reporting

HP's management is responsible for establishing and maintaining adequate internal control over financial reporting. HP's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. HP's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of HP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of HP are being made only in accordance with authorizations of management and directors of HP; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of HP's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

HP's management assessed the effectiveness of HP's internal control over financial reporting as of October 31, 2023, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the fourth quarter of fiscal year 2023, management identified a material weakness in internal control over financial reporting. The material weakness resulted from undue reliance on information generated from certain software solutions affecting net revenue without effectively designed information technology general controls, specifically around user access and change management. Information generated from these software solutions is used by management in accounting for net revenue, including estimating variable consideration, and certain of these software solutions are used in the processing of revenue-related transactions. This material weakness did not result in any errors.

While this material weakness did not result in a material misstatement of our financial statements, this control deficiency was not remediated as of October 31, 2023 and there is a reasonable possibility that it could have resulted in a material misstatement in the Company's annual or interim consolidated financial statements that would not be detected. Accordingly, we determined that this control deficiency constituted a material weakness.

As a result of this material weakness, management has concluded that we did not maintain effective internal control over financial reporting as of October 31, 2023.

The effectiveness of HP's internal control over financial reporting as of October 31, 2023 has been audited by Ernst & Young LLP, HP's independent registered public accounting firm, as stated in their report which appears in Part II, Item 8 of this Annual Report on Form 10-K.

/s/ ENRIQUE LORES	/s/ MARIE MYERS
Enrique Lores	Marie Myers
President and Chief Executive Officer	*Chief Financial Officer*
December 15, 2023	December 15, 2023

HP INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions, except per share amounts		
Net revenue	$ 53,718	$ 62,910	$ 63,460
Costs and expenses:			
Cost of revenue	42,210	50,647	50,053
Research and development	1,578	1,653	1,848
Selling, general and administrative	5,357	5,264	5,727
Restructuring and other charges	527	218	251
Acquisition and divestiture charges	240	318	68
Amortization of intangible assets	350	228	154
Russia exit charges	—	23	—
Total costs and expenses	50,262	58,351	58,101
Earnings from operations	3,456	4,559	5,359
Interest and other, net	(519)	(235)	2,209
Earnings before taxes	2,937	4,324	7,568
Benefit from (provision for) taxes	326	(1,192)	(1,027)
Net earnings	$ 3,263	$ 3,132	$ 6,541
Net earnings per share:			
Basic	$ 3.29	$ 3.02	$ 5.41
Diluted	$ 3.26	$ 2.98	$ 5.36
Weighted-average shares used to compute net earnings per share:			
Basic	992	1,038	1,208
Diluted	1,000	1,050	1,220

The accompanying notes are an integral part of these Consolidated Financial Statements.

HP INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

	For the fiscal years ended October 31		
	2023	**2022**	**2021**
	In millions		
Net earnings	$ 3,263	$ 3,132	$ 6,541
Other comprehensive income (loss) before taxes:			
Change in unrealized components of available-for-sale debt securities:			
Unrealized gains (losses) arising during the period	2	(11)	5
Change in unrealized components of cash flow hedges:			
Unrealized (losses) gains arising during the period	(427)	1,541	(132)
(Gains) losses reclassified into earnings	(84)	(779)	243
	(511)	762	111
Change in unrealized components of defined benefit plans:			
(Losses) gains arising during the period	(141)	(54)	1,029
Amortization of actuarial loss and prior service benefit	—	20	80
Curtailments, settlements and other	—	—	(36)
	(141)	(34)	1,073
Change in cumulative translation adjustment	23	(78)	28
Other comprehensive (loss) income before taxes	(627)	639	1,217
Benefit (provision for) from taxes	119	(109)	(219)
Other comprehensive (loss) income, net of taxes	(508)	530	998
Comprehensive income	$ 2,755	$ 3,662	$ 7,539

The accompanying notes are an integral part of these Consolidated Financial Statements.

HP INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	As of October 31			
	2023		**2022**	
	In millions, except par value			
ASSETS				
Current assets:				
Cash, cash equivalents and restricted cash	$	3,232	$	3,145
Accounts receivable, net of allowance for credit losses of $93 and $107, respectively		4,237		4,546
Inventory		6,862		7,614
Other current assets		3,646		4,431
Total current assets		17,977		19,736
Property, plant and equipment, net		2,827		2,774
Goodwill		8,591		8,541
Other non-current assets		7,609		7,443
Total assets	$	37,004	$	38,494
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Notes payable and short-term borrowings	$	230	$	218
Accounts payable		14,046		15,303
Other current liabilities		10,212		10,668
Total current liabilities		24,488		26,189
Long-term debt		9,254		10,796
Other non-current liabilities		4,331		4,534
Commitments and contingencies				
Stockholders' deficit:				
Preferred stock, $0.01 par value (300 shares authorized; none issued)		—		—
Common stock, $0.01 par value (9,600 shares authorized; 989 and 980 shares issued and outstanding at October 31, 2023, and 2022 respectively)		10		10
Additional paid-in capital		1,505		1,172
Accumulated deficit		(2,361)		(4,492)
Accumulated other comprehensive (loss) income		(223)		285
Total stockholders' deficit		(1,069)		(3,025)
Total liabilities and stockholders' deficit	$	37,004	$	38,494

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the fiscal years ended October 31					
	2023		2022		2021	
	In millions					
Cash flows from operating activities:						
Net earnings	$	3,263	$	3,132	$	6,541
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation and amortization		850		780		785
Stock-based compensation expense		438		343		330
Restructuring and other charges		527		218		251
Deferred taxes on earnings		(923)		577		(582)
Defined benefit plan settlement gains		—		—		(37)
Other, net		(10)		475		440
Changes in operating assets and liabilities, net of acquisitions:						
Accounts receivable		278		1,285		(105)
Inventory		668		214		(2,180)
Accounts payable		(1,240)		(909)		1,257
Net investment in leases		(110)		(155)		(111)
Taxes on earnings		198		(134)		59
Restructuring and other		(310)		(245)		(205)
Other assets and liabilities		(58)		(1,118)		(34)
Net cash provided by operating activities		3,571		4,463		6,409
Cash flows from investing activities:						
Investment in property, plant and equipment		(609)		(791)		(582)
Proceeds from sale of property, plant and equipment		16		26		—
Purchases of available-for-sale securities and other investments		(11)		(52)		(28)
Maturities and sales of available-for-sale securities and other investments		21		9		304
Collateral posted for derivative instruments		—		14		148
Payments made in connection with business acquisitions, net of cash acquired		(7)		(2,755)		(854)
Net cash used in investing activities		(590)		(3,549)		(1,012)
Cash flows from financing activities:						
(Payments of) Proceeds from short-term borrowings with original maturities less than 90 days, net		(10)		(400)		400
Proceeds from debt, net of issuance costs		255		4,175		2,121
Payment of debt		(1,700)		(693)		(1,245)
Stock-based award activities and others		(99)		(95)		(51)
Repurchase of common stock		(100)		(4,297)		(6,249)
Cash dividends paid		(1,037)		(1,037)		(938)
Collateral withdrawn for derivative instruments		(200)		200		—
Settlement of cash flow hedges		(3)		79		—
Net cash used in financing activities		(2,894)		(2,068)		(5,962)
Increase (decrease) in cash, cash equivalents and restricted cash		87		(1,154)		(565)
Cash, cash equivalents and restricted cash at beginning of period		3,145		4,299		4,864
Cash, cash equivalents and restricted cash at end of period	$	3,232	$	3,145	$	4,299
Supplemental cash flow disclosures:						
Income taxes paid, net of refunds	$	398	$	749	$	1,548
Interest expense paid	$	548	$	305	$	261

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Deficit
	Number of Shares	Par Value				
	In millions, except number of shares in thousands					
Balance October 31, 2020	1,303,927	$ 13	$ 963	$ (2,008)	$ (1,243)	$ (2,275)
Net earnings				6,541		6,541
Other comprehensive income, net of taxes					998	998
Comprehensive income						7,539
Issuance of common stock in connection with employee stock plans and other	11,896		(45)			(45)
Repurchases of common stock (Note 12)	(223,618)	(2)	(188)	(6,065)		(6,255)
Cash dividends ($0.78 per common share)				(938)		(938)
Stock-based compensation expense			330			330
Balance October 31, 2021	1,092,205	11	1,060	(2,470)	(245)	(1,644)
Net earnings				3,132		3,132
Other comprehensive income, net of taxes					530	530
Comprehensive income						3,662
Issuance of common stock in connection with employee stock plans and other	11,951		(111)			(111)
Repurchases of common stock (Note 12)	(124,287)	(1)	(129)	(4,117)		(4,247)
Cash dividends ($1.00 per common share)				(1,037)		(1,037)
Stock-based compensation expense			343			343
Business acquisitions			9			9
Balance October 31, 2022	979,869	10	1,172	(4,492)	285	(3,025)
Net earnings				3,263		3,263
Other comprehensive loss, net of taxes					(508)	(508)
Comprehensive income						2,755
Issuance of common stock in connection with employee stock plans and other	12,537		(100)			(100)
Repurchases of common stock (Note 12)	(3,624)		(5)	(95)		(100)
Cash dividends ($1.05 per common share)				(1,037)		(1,037)
Stock-based compensation expense			438			438
Balance October 31, 2023	988,782	$ 10	$ 1,505	$ (2,361)	$ (223)	$ (1,069)

The accompanying notes are an integral part of these Consolidated Financial Statements.

HP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements of HP and its wholly-owned subsidiaries are prepared in conformity with U.S. GAAP.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of HP and its subsidiaries and affiliates in which HP has a controlling financial interest or is the primary beneficiary. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in HP's Consolidated Financial Statements and accompanying notes. Actual results may differ materially from those estimates.

Foreign Currency Translation

HP predominantly uses the U.S. dollar as its functional currency. Assets and liabilities denominated in non-U.S. dollars are remeasured into U.S. dollars at current exchange rates for monetary assets and liabilities and at historical exchange rates for non-monetary assets and liabilities. Net revenue, costs and expenses denominated in non-U.S. dollars are recorded in U.S. dollars at monthly average exchange rates prevailing during the period. HP includes gains or losses from foreign currency remeasurement in Interest and other, net in the Consolidated Statements of Earnings. Certain foreign subsidiaries designate the local currency as their functional currency, and HP records the translation of their assets and liabilities into U.S. dollars at the balance sheet dates as translation adjustments and includes them as a component of Accumulated other comprehensive loss.

Recently Adopted Accounting Pronouncements

In November 2021, the Financial Accounting Standards Board ("FASB") issued guidance that enhances the transparency of government assistance received and accounted for by applying a grant or contribution model by analogy. This guidance requires annual disclosure of government assistance including the types of assistance received, an entity's accounting for the assistance, the effect of the assistance on the entity's financial statements and significant terms and conditions of such assistance. HP adopted this guidance as of and for the fiscal year ended October 31, 2023 using a prospective approach. Adoption of this guidance did not have a material impact on our consolidated financial statement disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In September 2022, the FASB issued guidance that enhances the transparency about the use of supplier finance programs. Under the new guidance, companies that use a supplier finance program in connection with the purchase of goods or services will be required to disclose information about the program to allow users of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. HP will adopt this guidance in the first quarter of fiscal year 2024, except for the disclosure on roll forward information which will be adopted in the fiscal year 2025, in line with the effective adoption dates prescribed by the FASB. The adoption of this new guidance will result in increased disclosures in the notes to our Consolidated Financial Statements.

Revenue Recognition

    General

HP recognizes revenues at a point in time or over time depicting the transfer of promised goods or services to customers in an amount that reflects the consideration to which HP expects to be entitled in exchange for those goods or services. HP follows the five-step model for revenue recognition as summarized below:

1. *Identify the contract with a customer* - A contract with customer exists when (i) it is approved and signed by all parties, (ii) each party's rights and obligations can be identified, (iii) payment terms are defined, (iv) it has commercial substance and (v) the customer has the ability and intent to pay. HP evaluates customers' ability to pay based on various factors like historical payment experience, financial metrics and customer credit scores. While the majority of our sales contracts contain standard terms and conditions, there are certain contracts with non-standard terms and conditions.

2. *Identify the performance obligations in the contract* - HP evaluates each performance obligation in an arrangement to determine whether it is distinct, such as hardware and/or service. A performance obligation constitutes distinct goods or services when the customer can benefit from such goods or services either on its own or together with other resources that are readily available to the customer and the performance obligation is distinct within the context of the contract.

3. *Determine the transaction price* - Transaction price is the amount of consideration to which HP expects to be entitled in

58

exchange for transferring goods or services to the customer. If the transaction price includes a variable amount, HP estimates the amount it expects to be entitled to using either the expected value or the most likely amount method.

HP reduces the transaction price at the time of revenue recognition for customer and distributor programs and incentive offerings, rebates, promotions, other volume-based incentives and expected returns. HP uses estimates to determine the expected variable consideration for such programs based on factors like historical experience, expected consumer behavior and market conditions.

HP has elected the practical expedient of not accounting for significant financing components if the period between revenue recognition and when the customer pays for the product or service is one year or less.

4. *Allocate the transaction price to performance obligations in the contract* - When a sales arrangement contains multiple performance obligations, such as hardware and/or services, HP allocates revenue to each performance obligation in proportion to their selling price. The selling price for each performance obligation is based on its Standalone Selling Price ("SSP"). HP establishes SSP using the price charged for a performance obligation when sold separately ("observable price") and, in some instances, using the price established by management having the relevant authority. When observable price is not available, HP establishes SSP maximizing the use of observable inputs based on management judgment while considering internal factors such as historical discounting trends for products and services, pricing practices and other observable factors.

5. *Recognize revenue when (or as) the performance obligation is satisfied* - Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a promised good or service to a customer. HP generally invoices the customer upon delivery of the goods or services and the payments are due as per contract terms. For fixed price support or maintenance contracts that are in the nature of stand-ready obligations, payments are generally received in advance from customers and revenue is recognized on a straight-line basis over the duration of the contract.

HP reports revenue net of any taxes collected from customers and remitted to government authorities, and the collected taxes are recorded as other current liabilities until remitted to the relevant government authority. HP includes costs related to shipping and handling in Cost of revenue.

HP records revenue on a gross basis when HP is a principal in the transaction and on a net basis when HP is acting as an agent between the customer and the vendor. HP considers several factors to determine whether it is acting as a principal or an agent, most notably whether HP is the primary obligor to the customer, has established its own pricing and has inventory and credit risks.

Hardware

HP transfers control of the products to the customer at the time the product is delivered to the customer and recognizes revenue accordingly, unless customer acceptance is uncertain or significant obligations to the customer remain unfulfilled. HP records revenue from the sale of equipment under sales-type leases as revenue at the commencement of the lease.

Services

HP recognizes revenue from fixed-price support, maintenance and other service contracts over time depicting the pattern of service delivery and recognizes the costs associated with these contracts as incurred.

Contract Assets and Liabilities

Contract assets are rights to consideration in exchange for goods or services that HP has transferred to a customer when such right is conditional on something other than the passage of time. Such contract assets are not material to HP's Consolidated Financial Statements.

Contract liabilities are recorded as deferred revenues when amounts invoiced to customers are more than the revenues recognized or when payments are received in advance for fixed-price support or maintenance contracts. The short-term and long-term deferred revenues are reported within the other current liabilities and other non-current liabilities respectively.

Cost to obtain a contract and fulfillment cost

Incremental direct costs of obtaining a contract primarily consist of sales commissions. HP has elected the practical expedient to expense as incurred the costs to obtain a contract with a benefit period equal to or less than one year. For contracts with a period of benefit greater than one year, HP capitalizes incremental costs of obtaining a contract with a customer and amortizes these costs over their expected period of benefit provided such costs are recoverable.

Fulfillment costs consist of set-up and transition costs related to other service contracts. These costs generate or enhance resources of HP that will be used in satisfying the performance obligation in the future and are capitalized and amortized over the expected period of the benefit, provided such costs are recoverable.

See Note 7, "Supplementary Financial Information" for details on net revenue by region, cost to obtain a contract and fulfillment cost, contract liabilities and value of remaining performance obligations.

Leases

At the inception of a contract, HP assesses whether the contract is, or contains, a lease. The assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether HP obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether HP has the right to direct the use of the asset.

All significant lease arrangements are recognized at lease commencement. Leases with a lease term of 12 months or less at inception are not recorded on the Consolidated Balance Sheets and are expensed on a straight-line basis over the lease term in the Consolidated Statement of Earnings. HP determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the leases do not provide an implicit interest rate, HP uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate at the commencement date to determine the present value of future payments that are reasonably certain.

Stock-Based Compensation

HP determines stock-based compensation expense based on the measurement date fair value of the award. HP recognizes compensation cost only for those awards expected to meet the service and performance vesting conditions on a straight-line basis over the requisite service period of the award. HP determines compensation costs at the aggregate grant level for service-based awards and at the individual vesting tranche level for awards with performance and/or market conditions. HP estimates the forfeiture rate based on its historical experience.

Retirement and Post-Retirement Plans

HP has various defined benefit, other contributory and non-contributory retirement and post-retirement plans. HP generally amortizes unrecognized actuarial gains and losses on a straight-line basis over the average remaining estimated service life of participants. In limited cases, HP amortizes actuarial gains and losses using the corridor approach. See Note 4, "Retirement and Post-Retirement Benefit Plans" for a full description of these plans and the accounting and funding policies.

Advertising cost

Costs to produce advertising are expensed as incurred during production. Costs to communicate advertising are expensed when the advertising is first run. Such costs totaled approximately $611 million, $696 million and $829 million in fiscal years 2023, 2022 and 2021, respectively.

Restructuring and Other Charges

HP records charges associated with management-approved restructuring plans to reorganize one or more of HP's business segments, to remove duplicative headcount and infrastructure associated with business acquisitions or to simplify business processes and accelerate innovation. Restructuring charges can include severance costs to reduce a specified number of employees, enhanced early retirement incentives, infrastructure charges to vacate facilities and consolidate operations, and contract cancellation costs. HP records restructuring charges based on estimated employee terminations, committed early retirements and site closure and consolidation plans. HP accrues for severance and other employee separation costs under these actions when it is probable that benefits will be paid and the amount is reasonably estimable. The rates used in determining severance accruals are based on existing plans, historical experiences and negotiated settlements. Other charges include non-recurring costs, including those as a result of information technology rationalization efforts and transformation program management costs, and are distinct from ongoing operational costs. These costs primarily relate to third-party professional services and other non-recurring costs.

Taxes on Earnings

HP recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. HP records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

HP records accruals for uncertain tax positions when HP believes that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. HP makes adjustments to these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions, as well as any related interest and penalties.

Accounts Receivable

HP records allowance for credit losses for the current expected credit losses inherent in the asset over its expected life. The allowance for credit losses is maintained based on the relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

HP records a specific reserve for individual accounts when HP becomes aware of specific customer circumstances, such as in the case of a bankruptcy filing or deterioration in the customer's operating results or financial position. If there are additional changes in circumstances related to the specific customer, HP further adjusts estimates of the recoverability of receivables. HP assesses collectability by pooling receivables where similar risk characteristics exist.

HP maintains an allowance for credit losses for all other customers based on a variety of factors, including the use of third-party credit risk models that generate quantitative measures of default probabilities based on market factors, financial condition of customers, length of time receivables are past due, trends in the weighted-average risk rating for the portfolio, macroeconomic conditions, information derived from competitive benchmarking, significant one-time events, and historical experience. The past due or delinquency status of a receivable is based on the contractual payment terms of the receivable.

HP utilizes certain third-party arrangements in the normal course of business as part of HPs cash and liquidity management and also to provide liquidity to certain partners to facilitate their working capital requirements. These financing arrangements, which in certain cases provide for partial recourse, result in the transfer of HP's trade receivables to a third-party. HP reflects amounts transferred to, but not yet collected from the third-party in Accounts receivable in the Consolidated Balance Sheets. For arrangements involving an element of recourse, the fair value of the recourse obligation is measured using market data from similar transactions and reported as a current liability in the Consolidated Balance Sheets.

Concentrations of Risk

Financial instruments that potentially subject HP to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, receivables from trade customers and contract manufacturers and derivatives.

HP maintains cash and cash equivalents, investments, derivatives and certain other financial instruments with various financial institutions. These financial institutions are located in many different geographic regions, and HP's policy is designed to limit exposure from any particular institution. As part of its risk management processes, HP performs periodic evaluations of the relative credit standing of these financial institutions. HP has not sustained material credit losses from instruments held at these financial institutions. HP utilizes derivative contracts to protect against the effects of foreign currency, interest rate and, on certain investment exposures. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss. The likelihood of which HP deems to be remote.

HP sells a significant portion of its products through third-party distributors and resellers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these distributors' and resellers' aggregated business deteriorates substantially, HP's operating results could be adversely affected. The ten largest distributor and reseller receivable balances, which were concentrated primarily in North America and Europe, collectively represented approximately 41% and 52% of gross accounts receivable as of October 31, 2023 and 2022, respectively. One customer TD Synnex Corp accounted for 13.2% of gross accounts receivable as of October 31, 2023. Two customers, TD Synnex Corp and Ingram Micro Inc., accounted for 13.8% and 10.4%, respectively, of gross accounts receivable as of October 31, 2022. Credit risk with respect to other accounts receivable is generally diversified due to HP's large customer base and their dispersion across many different industries and geographic markets. HP performs ongoing credit evaluations of the financial condition of its third-party distributors, resellers and other customers and may require collateral, such as letters of credit and bank guarantees, in certain circumstances.

HP utilizes outsourced manufacturers around the world to manufacture HP-designed products. HP may purchase product components from suppliers and sell those components to its outsourced manufacturers thereby creating receivable balances from the outsourced manufacturers. The three largest outsourced manufacturer receivable balances collectively represented 58% and 89% of HP's supplier receivables of $0.3 billion as of both October 31, 2023 and 2022, respectively. HP includes the supplier receivables in Other current assets in the Consolidated Balance Sheets on a gross basis. HP's credit risk associated with these receivables is mitigated wholly or in part, by the amount HP owes to these outsourced manufacturers, as HP generally has the legal right to offset its payables to the outsourced manufacturers against these receivables. HP does not reflect the sale of these components in net revenue and does not recognize any profit on these component sales until the related products are sold by HP, at which time any profit is recognized as a reduction to cost of revenue.

HP obtains a significant number of components from single source suppliers like Canon, due to technology, availability, price, quality or other considerations. The loss of a single source supplier, the deterioration of HP's relationship with a single source supplier, or any unilateral modification to the contractual terms under which HP is supplied components by a single source supplier could adversely affect HP's net revenue, cash flows and gross margins.

Inventory

HP records inventory at the lower of cost or market (net realizable value) on a first-in, first-out basis. Cost is computed using standard cost which approximates actual cost. Adjustments, if required, to reduce the cost of inventory to market are made for estimated excess, obsolete or impaired balances after considering judgments related to future demand and market conditions.

Property, Plant and Equipment, Net

HP reflects property, plant and equipment at cost less accumulated depreciation. HP capitalizes additions and improvements and expenses maintenance and repairs as incurred. Depreciation expense is recognized on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives are five to 40 years for buildings and improvements and three to 15 years for machinery and equipment. HP depreciates leasehold improvements over the life of the lease or the asset, whichever is shorter. HP depreciates equipment held for lease over the initial term of the lease to the equipment's estimated residual value. On retirement or disposition, the asset cost and related accumulated depreciation are removed from the Consolidated Balance Sheets with any gain or loss recognized in the Consolidated Statements of Earnings.

Internal Use Software and Cloud Computing Arrangements

HP capitalizes external costs and directly attributable internal costs to acquire or create internal use software which are incurred subsequent to the completion of the preliminary project stage. These costs relate to activities such as software design, configuration, coding, testing, and installation. Costs related to post-implementation activities such as training and maintenance are expensed as incurred. Once the software is substantially complete and ready for its intended use, capitalized development costs are amortized straight-line over the estimated useful life of the software, generally not to exceed five years.

HP also enters into certain cloud-based software hosting arrangements that are accounted for as service contracts. For internal-use software obtained through a hosting arrangement that is in the nature of a service contract, HP incurs certain implementation costs such as integrating, configuring, and software customization, which are consistent with costs incurred during the application development stage for on-premise software. HP applies the same guidance to determine costs that are eligible for capitalization. For these arrangements, HP amortizes the capitalized development costs straight-line over the fixed, non-cancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. HP also applies the same impairment model to both internal-use software and capitalized implementation costs in a software hosting arrangement that is in the nature of a service contract.

Business Combinations

HP includes the results of operations of the acquired business in HP's consolidated results prospectively from the acquisition date. HP allocates the purchase consideration to the assets acquired, liabilities assumed, and non-controlling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired company and HP, and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Acquisition and divestiture charges are recognized separately from the business combination and are expensed as incurred. These charges primarily include, direct third-party professional and legal fees, integration and divestiture-related costs, as well as non-cash adjustments to the fair value adjustments of certain acquired assets such as inventory and certain compensation charges related to cash settlement of restricted stock units and performance-based restricted stock units of acquired companies.

Goodwill

HP reviews goodwill for impairment annually during its fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. HP can elect to perform a qualitative assessment to test a reporting unit's goodwill for impairment or directly perform the quantitative impairment test. Based on the qualitative assessment, if HP determines that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50 percent) to be less than its carrying amount, a quantitative impairment test will be performed.

In the quantitative impairment test, HP compares the fair value of each reporting unit to its carrying amount with the fair values derived most significantly from the income approach, and to a lesser extent, the market approach. Under the income approach, HP estimates the fair value of a reporting unit based on the present value of estimated future cash flows. Cash flow projections are based on management's estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. The discount rate is based on the weighted-average cost of capital adjusted for the relevant risk associated with business-specific characteristics and the uncertainty related to the reporting unit's ability to execute on the projected cash flows. Under the market approach, HP estimates fair value based on market multiples of earnings derived from comparable publicly-traded companies with similar operating and investment characteristics as the reporting unit. HP weights the fair value derived from the market approach depending on the level of comparability of these publicly-traded companies to the reporting unit. When market comparables are not meaningful or not available, HP estimates the fair value of a reporting unit using only the income approach.

In order to assess the reasonableness of the estimated fair value of HP's reporting units, HP compares the aggregate reporting unit fair value to HP's market capitalization on an overall basis and calculates an implied control premium (the excess of the sum of the reporting units' fair value over HP's market capitalization on an overall basis). HP evaluates the control premium by comparing it to observable control premiums from recent comparable transactions. If the implied control premium is not reasonable compared to these recent transactions, HP re-evaluates its reporting unit fair values, which may result in an adjustment to the discount rate and/or other assumptions. This re-evaluation could result in a change to the estimated fair value for certain or all reporting units.

If the fair value of a reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not impaired. If the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit's carrying value over the fair value is recognized as an impairment loss.

Debt and Marketable Equity Securities Investments

HP determines the appropriate classification of its investments at the time of purchase and re-evaluates the classifications at each balance sheet date. Debt and marketable equity securities are generally considered available-for-sale. All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. Marketable debt securities with maturities of twelve months or less are classified as short-term investments and marketable debt securities with maturities greater than twelve months are classified based on their availability for use in current operations. Marketable equity securities, including mutual funds, are classified as either short or long-term based on the nature of each security and its availability for use in current operations.

Available-for-sale debt securities are reported at fair value with unrealized gains and losses, net of applicable taxes, in Accumulated other comprehensive loss. Unrealized gains and losses on equity securities, credit losses and impairments on available-for-sale debt securities are recorded in Consolidated Statements of Earnings. Realized gains and losses on available-for-sale securities are calculated at the individual security level and included in Interest and other, net in the Consolidated Statements of Earnings.

HP monitors its investment portfolio for potential impairment and credit losses on a quarterly basis. If HP intends to sell a debt security or it is more likely than not that HP will be required to sell the security before recovery, then a decline in fair value below cost is recorded as an impairment charge in Interest and other, net and a new cost basis in the investment is established.

In other cases, if the carrying amount of an investment in debt securities exceeds its fair value and the decline in value is determined to be due to credit related reasons, HP records a credit loss allowance, limited by the amount that fair value is less than the amortized cost basis. HP recognizes the corresponding charge in Interest and other, net and the remaining unrealized loss, if any, in Accumulated other comprehensive loss in the Consolidated Balance Sheets. Factors that HP considers while determining the credit loss allowance includes, but is not limited to, severity and the reason for the decline in value, interest rate changes and counterparty long-term ratings.

Derivatives

HP uses derivative instruments, primarily forward contracts, option contracts, interest rate swaps, total return swaps, treasury rate locks and forward starting swaps to hedge certain foreign currency, interest rate and, return on certain investment exposures. HP also may use other derivative instruments not designated as hedges, such as forwards used to hedge foreign currency balance sheet exposures. HP does not use derivative instruments for speculative purposes. See Note 10, "Financial Instruments" for a full description of HP's derivative instrument activities and related accounting policies.

Loss Contingencies

HP is involved in various lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. HP records a liability for contingencies when it believes it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. See Note 14, "Litigation and Contingencies" for a full description of HP's loss contingencies and related accounting policies.

Note 2: Segment Information

HP's operations are organized into three reportable segments: Personal Systems, Printing, and Corporate Investments. HP's organizational structure is based on many factors that the chief operating decision maker ("CODM") uses to evaluate, view and run the business operations, which include, but are not limited to, customer base and homogeneity of products and technology. The segments are based on this organizational structure and information reviewed by HP's CODM to evaluate segment results. The CODM uses several metrics to evaluate the performance of the overall business, including earnings from operations, and uses these results to allocate resources to each of the segments.

Personal Systems groups its global business capabilities into the following business units when reporting business performance:

- *Commercial PS* consist of endpoint computing devices and hybrid systems, for use by enterprise, public sector (which includes education), and SMB customers, with a focus on robust designs, security, serviceability, connectivity, reliability and manageability in the customer's environment. Additionally, HP offers a range of services and solutions to enterprise, public sector (which includes education), and SMB customers to help them manage the lifecycle of their personal computers ("PCs") and mobility installed base.

- *Consumer PS* consist of devices, accessories and services which are optimized for consumer usage, focusing on gaming, learning and working remotely, consuming multi-media for entertainment, managing personal life activities, staying connected, sharing information, getting things done for work including creating content and staying informed and secure.

Printing groups its global business capabilities into the following business units when reporting business performance:

- *Commercial Printing* consists of office printing solutions, graphics solutions and 3D printing and personalization, excluding supplies;

- *Consumer Printing* consists of home printing solutions, excluding supplies; and

- *Supplies* comprises a set of highly innovative consumable products, ranging from ink and laser cartridges to media, graphics supplies and 3D printing and digital manufacturing supplies, for recurring use in consumer and commercial hardware.

Corporate Investments includes certain business incubation and investment projects.

The accounting policies HP uses to derive segment results are substantially the same as those used by HP in preparing these financial statements. HP derives the results of the business segments directly from its internal management reporting system.

HP does not allocate certain operating expenses, which it manages at the corporate level, to its segments. These unallocated amounts include expenses such as certain corporate governance costs and infrastructure investments, stock-based compensation expense, restructuring and other charges, acquisition and divestiture charges, amortization of intangible assets and Russia exit charges.

Notes to Consolidated Financial Statements (Continued)

Segment Operating Results from Operations and the reconciliation to HP consolidated results were as follows:

		For the fiscal years ended October 31				
		2023		2022		2021
		In millions				
Net revenue:						
Commercial PS	$	24,712	$	29,616	$	26,822
Consumer PS		10,972		14,395		16,510
Personal Systems		35,684		44,011		43,332
Supplies		11,452		11,761		12,632
Commercial Printing		4,183		4,225		4,209
Consumer Printing		2,394		2,916		3,287
Printing		18,029		18,902		20,128
Corporate Investments		7		2		3
Total segment net revenue		53,720		62,915		63,463
Other		(2)		(5)		(3)
Total net revenue	$	53,718	$	62,910	$	63,460
Earnings before taxes:						
Personal Systems	$	2,129	$	2,761	$	3,152
Printing		3,399		3,619		3,647
Corporate Investments		(142)		(230)		(96)
Total segment earnings from operations	$	5,386	$	6,150	$	6,703
Corporate and unallocated costs and other		(375)		(461)		(541)
Stock-based compensation expense		(438)		(343)		(330)
Restructuring and other charges		(527)		(218)		(251)
Acquisition and divestiture charges		(240)		(318)		(68)
Amortization of intangible assets		(350)		(228)		(154)
Russia exit charges		—		(23)		—
Interest and other, net		(519)		(235)		2,209
Total earnings before taxes	$	2,937	$	4,324	$	7,568

Realignment

Effective the first quarter of fiscal 2023, HP realigned the Personal Systems business units reporting structure into Commercial PS and Consumer PS to align with its customer market segmentation. Additionally, in connection with certain other organizational realignments, some costs which were earlier reflected under "Corporate and unallocated cost and other", have now been reclassified to the Personal Systems and Printing segments.

Segment Assets

HP allocates assets to its business segments based on the segments primarily benefiting from the assets. Total assets by segment and the reconciliation of segment assets to HP consolidated assets were as follows:

	As of October 31	
	2023	2022
	In millions	
Personal Systems	$ 18,791	$ 19,633
Printing	15,955	14,507
Corporate Investments	176	191
Corporate and unallocated assets	2,082	4,163
Total assets	$ 37,004	$ 38,494

Major Customers

No single customer represented 10% or more of HP's net revenue in any fiscal year presented.

Geographic Information

Net revenue by country is based upon the sales location that predominately represents the customer location. For each of the fiscal years of 2023, 2022 and 2021, other than the United States, no country represented more than 10% of HP net revenue.

Net revenue by country was as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
United States	$ 18,829	$ 21,626	$ 22,420
Other countries	34,889	41,284	41,040
Total net revenue	$ 53,718	$ 62,910	$ 63,460

Net property, plant and equipment by country in which HP operates was as follows:

	As of October 31	
	2023	2022
	In millions	
United States	$ 1,351	$ 1,264
Singapore	341	329
South Korea	307	320
Malaysia	287	265
Other countries	541	596
Total property, plant and equipment, net	$ 2,827	$ 2,774

No single country other than those represented above exceeds 10% or more of HP's total net property, plant and equipment in any fiscal year presented.

Note 3: Restructuring and Other Charges

Summary of Restructuring Plans

HP's restructuring activities in fiscal years 2023, 2022 and 2021 summarized by plan were as follows:

	Fiscal 2023 Plan				
	Severance and EER	Non-labor	Other prior year plans[1]		Total
		In millions			
Accrued balance as of October 31, 2020	$ —	$ —	$ 77	$	77
Charges	—	—	229		229
Cash payments	—	—	(182)		(182)
Non-cash and other adjustments	—	—	(34)		(34)
Accrued balance as of October 31, 2021	—	—	90		90
Charges	—	—	193		193
Cash payments	—	—	(217)		(217)
Non-cash and other adjustments	—	—	(34)		(34)
Accrued balance as of October 31, 2022	—	—	32		32
Charges	402	41	1		444
Cash payments	(172)	(15)	(35)		(222)
Non-cash and other adjustments	(142) [2]	(8)	4		(146)
Accrued balance as of October 31, 2023	$ 88	$ 18	$ 2	$	108
Total costs incurred to date as of October 31, 2023	$ 402	$ 41	$ 866	$	1,309
Reflected in Consolidated Balance Sheets:					
Other current liabilities	$ 88	$ 6	$ 2	$	96
Other non-current liabilities	$ —	$ 12	$ —	$	12

[1] Primarily includes the fiscal 2020 plan along with other legacy plans, all of which are substantially complete. HP does not expect any further material activity associated with these plans.

[2] Includes reclassification of liability related to the Enhanced Early Retirement ("EER") plan of $139 for certain healthcare and medical savings account benefits to pension and post-retirement plans. See Note 4 "Retirement and Post-Retirement Benefit Plans" for further information.

Fiscal 2023 Plan

On November 18, 2022, HP's Board of Directors approved the Future Ready Plan (the "Fiscal 2023 Plan") intended to enable digital transformation, portfolio optimization and operational efficiency which HP expects will be implemented through fiscal 2025. HP expects to reduce global headcount by approximately 4,000 to 6,000 employees. HP estimates that it will incur pre-tax charges of approximately $1.0 billion, of which approximately $0.7 billion primarily in labor costs related to workforce reductions and the remaining costs will relate to non-labor actions and other charges.

Other charges

Other charges include non-recurring costs, including those as a result of information technology rationalization efforts and transformation program management costs, and are distinct from ongoing operational costs. These costs primarily relate to third-party professional services and other non-recurring costs. HP incurred $83 million, $25 million and $22 million of other charges in fiscal year 2023, 2022 and 2021, respectively.

Note 4: Retirement and Post-Retirement Benefit Plans

Defined Benefit Plans

HP sponsors a number of defined benefit pension plans worldwide. The most significant defined benefit plan, the HP Inc. Pension Plan ("Pension Plan") is a frozen plan in the United States.

HP reduces the benefit payable to certain U.S. employees under the Pension Plan for service before 1993, if any, by any amounts due to the employee under HP's frozen defined contribution Deferred Profit-Sharing Plan ("DPSP"). At October 31, 2023 and 2022, the fair value of plan assets of the DPSP was $311 million and $366 million, respectively. The DPSP obligations are equal to the plan assets and are recognized as an offset to the Pension Plan when HP calculates its defined benefit pension cost and obligations.

Post-Retirement Benefit Plans

HP sponsors retiree health and welfare benefit plans, of which the most significant are in the United States. Under the HP Inc. Retiree Welfare Benefits Plan, certain pre-2003 retirees and grandfathered participants with continuous service to HP since 2002 are eligible to receive partially subsidized medical coverage based on years of service at retirement. HP's share of the premium cost is capped for all subsidized medical coverage provided under the HP Inc. Retiree Welfare Benefits Plan. HP currently leverages the employer group waiver plan process to provide HP Inc. Retiree Welfare Benefits Plan post-65 prescription drug coverage under Medicare Part D, thereby giving HP access to federal subsidies to help pay for retiree benefits.

Certain employees not grandfathered for partially subsidized medical coverage under the above programs, and employees hired after 2002 but before August 2008, are eligible for credits under the HP Inc. Retiree Welfare Benefits Plan. Credits offered after September 2008 are provided in the form of matching credits on employee contributions made to a voluntary employee beneficiary association upon attaining age 45 or as part of early retirement programs. On retirement, former employees may use these credits for the reimbursement of certain eligible medical expenses, including premiums required for coverage.

Defined Contribution Plans

HP offers various defined contribution plans for U.S. and non-U.S. employees. Total defined contribution expense was $131 million in fiscal year 2023, $119 million in fiscal year 2022 and $112 million in fiscal year 2021.

U.S. employees are automatically enrolled in the HP Inc. 401(k) Plan when they meet eligibility requirements, unless they decline participation. The employer matching contributions in the HP Inc. 401(k) Plan is 100% of the first 4% of eligible compensation contributed by employees, and the employer match is vested after three years of employee service. Generally, an employee must be employed by HP Inc. on the last day of the calendar year to receive a match.

Pension and Post-Retirement Benefit Expense

The components of HP's pension and post-retirement benefit (credit) cost recognized in the Consolidated Statements of Earnings were as follows:

	For the fiscal years ended October 31								
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans			Post-Retirement Benefit Plans		
	In millions								
Service cost	$ —	$ —	$ —	$ 39	$ 56	$ 67	$ 1	$ 1	$ 1
Interest cost	217	161	281	41	22	18	15	8	9
Expected return on plan assets	(258)	(298)	(475)	(53)	(48)	(49)	(14)	(9)	(24)
Amortization and deferrals:									
Actuarial loss (gain)	18	5	50	4	36	52	(16)	(15)	(16)
Prior service cost (credit)	—	—	—	5	5	5	(11)	(11)	(11)
Net periodic benefit (credit) cost	(23)	(132)	(144)	36	71	93	(25)	(26)	(41)
Settlement (gain) loss	—	—	(37)	—	—	1	—	—	—
Special termination benefit cost	105	—	—	—	—	—	34	—	—
Total periodic benefit (credit) cost	$ 82	$ (132)	$ (181)	$ 36	$ 71	$ 94	$ 9	$ (26)	$ (41)

The components of net periodic benefit (credit) cost other than the service cost component are included in Interest and other, net in our Consolidated Statements of Earnings.

The weighted-average assumptions used to calculate the total periodic benefit (credit) cost were as follows:

	For the fiscal years ended October 31								
	2023	2022	2021	2023	2022	2021	2023	2022	2021
	U.S. Defined Benefit Plans			Non-U.S. Defined Benefit Plans			Post-Retirement Benefit Plans		
Discount rate	5.7%	2.9%	2.8%	3.5%	1.3%	1.1%	5.6%	2.5%	2.3%
Expected increase in compensation levels	2.0%	2.0%	2.0%	3.0%	2.6%	2.4%	—%	—%	—%
Expected long-term return on plan assets	6.4%	5.1%	5.0%	5.4%	4.3%	4.4%	3.3%	2.0%	5.0%
Guaranteed interest crediting rate	5.0%	5.0%	5.0%	2.6%	2.6%	2.6%	4.2%	2.9%	2.9%

Funded Status

The funded status of the defined benefit and post-retirement benefit plans was as follows:

	As of October 31					
	2023	2022	2023	2022	2023	2022
	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
	In millions					
Change in fair value of plan assets:						
Fair value of assets — beginning of year	$ 4,170	$ 6,060	$ 907	$ 1,211	$ 383	$ 457
Actual return on plan assets	(67)	(1,711)	8	(131)	17	(49)
Employer contributions	27	29	36	34	4	3
Participant contributions	—	—	17	19	32	39
Benefits paid	(274)	(204)	(38)	(21)	(54)	(67)
Settlement	(3)	(4)	(33)	(62)	—	—
Currency impact	—	—	62	(143)	—	—
Fair value of assets — end of year	$ 3,853	$ 4,170	$ 959	$ 907	$ 382	$ 383
Change in benefits obligation						
Projected benefit obligation — beginning of year	$ 3,969	$ 5,740	$ 1,145	$ 1,726	$ 274	$ 354
Acquisition of plan	—	—	—	11	—	—
Service cost	—	—	39	56	1	1
Interest cost	217	161	41	22	15	8
Participant contributions	—	—	17	19	32	39
Actuarial gain	(160)	(1,724)	(71)	(420)	(3)	(61)
Benefits paid	(274)	(204)	(38)	(21)	(54)	(67)
Plan amendments	—	—	4	(5)	—	—
Curtailment	—	—	—	—	—	—
Settlement	(3)	(4)	(33)	(62)	—	—
Special termination benefit cost	105	—	—	—	34	—
Currency impact	—	—	81	(181)	—	—
Projected benefit obligation — end of year	$ 3,854	$ 3,969	$ 1,185	$ 1,145	$ 299	$ 274
Funded status at end of year	$ (1)	$ 201	$ (226)	$ (238)	$ 83	$ 109
Accumulated benefit obligation	$ 3,854	$ 3,969	$ 1,088	$ 1,035		

The cumulative net actuarial losses for our defined pension plans and retiree welfare plans increased year over year. The increase in losses is primarily due to lower than expected returns on assets and plan experience. These loss increases were partially offset by gains due to increases in discount rates and lump sum interest rates and other assumption changes.

The weighted-average assumptions used to calculate the projected benefit obligations for the fiscal years ended October 31, 2023 and 2022 were as follows:

	For the fiscal years ended October 31					
	2023	2022	2023	2022	2023	2022
	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
Discount rate	6.2%	5.7%	3.9%	3.5%	6.0%	5.6%
Expected increase in compensation levels	2.0%	2.0%	3.0%	3.0%	—%	—%
Guaranteed interest crediting rate	5.5%	5.0%	2.6%	2.6%	5.4%	4.2%

The net amounts of non-current assets and current and non-current liabilities for HP's defined benefit and post-retirement benefit plans recognized on HP's Consolidated Balance Sheet were as follows:

	As of October 31					
	2023	2022	2023	2022	2023	2022
	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		Post-Retirement Benefit Plans	
	In millions					
Other non-current assets	$ 266	$ 490	$ 40	$ 38	$ 87	$ 114
Other current liabilities	(31)	(32)	(22)	(9)	(3)	(4)
Other non-current liabilities	(236)	(257)	(244)	(267)	(1)	(1)
Funded status at end of year	$ (1)	$ 201	$ (226)	$ (238)	$ 83	$ 109

The following table summarizes the pre-tax net actuarial loss (gain) and prior service cost (credit) recognized in Accumulated other comprehensive income (loss) for the defined benefit and post-retirement benefit plans.

	As of October 31, 2023		
	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	Post-Retirement Benefit Plans
	In millions		
Net actuarial loss (gain)	$ 556	$ 14	$ (181)
Prior service cost (credit)	—	44	(57)
Total recognized in Accumulated other comprehensive income (loss)	$ 556	$ 58	$ (238)

Defined benefit plans with projected benefit obligations exceeding the fair value of plan assets were as follows:

	As of October 31			
	2023	2022	2023	2022
	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans	
	In millions			
Aggregate fair value of plan assets	$ —	$ —	$ 780	$ 728
Aggregate projected benefit obligation	$ 267	$ 289	$ 1,052	$ 996

Defined benefit plans with accumulated benefit obligations exceeding the fair value of plan assets were as follows:

	As of October 31			
	2023	2022	2023	2022
	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans	
	In millions			
Aggregate fair value of plan assets	$ —	$ —	$ 563	$ 538
Aggregate accumulated benefit obligation	$ 267	$ 289	$ 758	$ 733

Fair Value of Plan Assets

The table below sets forth the fair value of plan assets by asset category within the fair value hierarchy as of October 31, 2023. Refer to Note 9, "Fair Value" for details on fair value hierarchy. Certain investments that are measured at fair value using the Net Asset Value ("NAV") per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table provide a reconciliation of the fair value hierarchy to the total value of plan assets.

	As of October 31, 2023											
	U.S. Defined Benefit Plans				Non-U.S. Defined Benefit Plans				Post-Retirement Benefit Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	In millions											
Asset category:												
Equity securities[1]	$ 1	$ 28	$ —	$ 29	$ 8	$ 92	$ —	$ 100	$ —	$ —	$ —	$ —
Debt securities[2]												
Corporate	—	1,855	—	1,855	—	17	—	17	—	214	—	214
Government	—	1,208	—	1,208	—	55	—	55	—	100	—	100
Insurance contracts	—	—	—	—	—	67	—	67	—	—	—	—
Common collective trusts and 103-12 Investment entities[3]	—	—	—	—	—	8	—	8	—	—	—	—
Investment funds[4]	10	—	—	10	—	292	—	292	67		—	67
Cash and cash equivalents[5]	41	31	—	72	21	1	—	22	(1)	—	—	(1)
Other[6]	(109)	(147)	—	(256)	—	89	—	89	—		—	—
Net plan assets subject to leveling	$ (57)	$ 2,975	$ —	$ 2,918	$ 29	$ 621	$ —	$ 650	$ 66	$ 314	$ —	$ 380
Investments using NAV as a practical expedient[7]				935				309				2
Investments at fair value				$ 3,853				$ 959				$ 382

HP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The table below sets forth the fair value of plan assets by asset category within the fair value hierarchy as of October 31, 2022.

	As of October 31, 2022											
	U.S. Defined Benefit Plans				Non-U.S. Defined Benefit Plans				Post-Retirement Benefit Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	In millions											
Asset category:												
Equity securities[1]	$ 14	$ 37	$ —	$ 51	$ 7	$ 82	$ —	$ 89	$ —	$ —	$ —	$ —
Debt securities[2]												
Corporate	—	1,949	—	1,949	—	13	—	13	—	214	—	214
Government	—	1,418	—	1,418	—	43	—	43	—	108	—	108
Real estate funds	—	—	—	—	1	16	—	17	—	—	—	—
Insurance contracts	—	—	—	—	—	72	—	72	—	—	—	—
Common collective trusts and 103-12 Investment entities[3]	—	—	—	—	—	7	—	7	—	—	—	—
Investment funds[4]	13	—	—	13	—	260	—	260	68	—	—	68
Cash and cash equivalents[5]	40	54	—	94	37	—	—	37	(5)	—	—	(5)
Other[6]	(264)	(230)	—	(494)	11	75	—	86	(2)	—	—	(2)
Net plan assets subject to leveling	$ (197)	$ 3,228	$ —	$ 3,031	$ 56	$ 568	$ —	$ 624	$ 61	$ 322	$ —	$ 383
Investments using NAV as a practical expedient[7]				1,139				283				—
Investments at fair value				$ 4,170				$ 907				$ 383

(1) Investments in publicly traded equity securities are valued using the closing price on the measurement date as reported on the stock exchange on which the individual securities are traded.

(2) The fair value of corporate, government and asset-backed debt securities is based on observable inputs of comparable market transactions. Also included in this category is debt issued by national, state and local governments and agencies.

(3) Department of Labor 103-12 IE (Investment Entity) designation is for plan assets held by two or more unrelated employee benefit plans which includes limited partnerships and venture capital partnerships. Certain common collective trusts and interests in 103-12 entities are valued using NAV as a practical expedient.

(4) Includes publicly traded funds of investment companies that are registered with the SEC, funds that are not publicly traded and a non-U.S. fund-of-fund arrangement.

(5) Includes cash and cash equivalents such as short-term marketable securities. Cash and cash equivalents include money market funds, which are valued based on NAV. Other assets were classified in the fair value hierarchy based on the lowest level input (e.g., quoted prices and observable inputs) that is significant to the fair value measure in its entirety.

(6) Includes primarily reverse repurchase agreements, unsettled transactions, and derivative instruments.

(7) These investments include alternative investments, which primarily consist of private equities and hedge funds. The valuation of alternative investments, such as limited partnerships and joint ventures, may require significant management judgment. For alternative investments, valuation is based on NAV as reported by the asset manager or investment company and adjusted for cash flows, if necessary. In making such an assessment, a variety of factors are reviewed by management, including but not limited to the timeliness of NAV as reported by the asset manager and changes in general economic and market conditions subsequent to the last NAV reported by the asset manager.

- Private equities include limited partnerships such as equity, buyout, venture capital, real estate and other similar funds that invest in the United States and internationally where foreign currencies are hedged.
- Hedge funds include limited partnerships that invest both long and short primarily in common stocks and credit, relative value, event-driven equity, distressed debt and macro strategies. Management of the hedge funds has the ability to shift investments from value to growth strategies, from small to large capitalization stocks and bonds, and from a net long position to a net short position.

These investments also include Common Collective Trusts and 103-12 Investment Entities as defined in note (3) above and Investment Funds as defined in note (4) above.

Plan Asset Allocations

Refer to the fair value hierarchy table above for actual assets allocations across the benefit plans. The weighted-average target asset allocations across the benefit plans represented in the fair value tables above were as follows:

Asset Category	2023 Target Allocation		
	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	Post-Retirement Benefit Plans
Equity-related investments	14.0%	34.9%	—%
Debt securities	86.0%	30.6%	96.2%
Real estate	—%	13.0%	—%
Cash and cash equivalents	—%	3.9%	3.8%
Other	—%	17.6%	—%
Total	100.0%	100.0%	100.0%

Investment Policy

HP's investment strategy is to seek a competitive rate of return relative to an appropriate level of risk depending on the funded status of each plan and the timing of expected benefit payments. The majority of the plans' investment managers employ active investment management strategies with the goal of outperforming the broad markets in which they invest. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. A number of the plans' investment managers are authorized to utilize derivatives for investment or liability exposures, and HP may utilize derivatives to affect asset allocation changes or to hedge certain investment or liability exposures.

The target asset allocation selected for each U.S. plan (pension and post-retirement) reflects a risk/return profile HP believes is appropriate relative to each plan's liability structure and return goals. HP conducts periodic asset-liability studies for U.S. plans to model various potential asset allocations in comparison to each plan's forecasted liabilities and liquidity needs. Due to the strong funded status for the U.S. Pension Plan, consistent with our policy, steps have been taken to de-risk the portfolio by reallocation of assets to liability hedging fixed-income investments.

Outside the United States, asset allocation decisions are typically made by an independent board of trustees for the specific plan. As in the United States, investment objectives are designed to generate returns that will enable the plan to meet its future obligations. HP reviews the investment strategy and where appropriate, can offer some assistance in the selection of investment managers, with final decisions on asset allocation and investment managers made by the board of trustees for the specific plan.

Basis for Expected Long-Term Rate of Return on Plan Assets

The expected long-term rate of return on plan assets reflects the expected returns for each major asset class in which the plan invests and the weight of each asset class in the target mix. Expected asset returns reflect the current yield on government bonds, risk premiums for each asset class and expected real returns which considers each country's specific inflation outlook. Because HP's investment policy is to employ primarily active investment managers who seek to outperform the broader market, the expected returns are adjusted to reflect the expected additional returns net of fees.

Retirement Incentive Program

As part of the Fiscal 2023 Plan, HP announced a voluntary EER program for its U.S. employees in January 2023. Voluntary participation in the EER program was limited to employees at least 55 years old with 10 or more years of service at HP. Employees accepted into the EER program left HP on dates ranging from March 15, 2023 to October 31, 2023. The U.S. defined benefit pension plan was amended to provide that the EER benefit will be paid from the plan for eligible electing EER participants. The retirement incentive benefit is calculated as a lump sum based on years of service at HP at the time of retirement, ranging from 20 to 52 weeks of pay. As a result of this retirement incentive, HP recognized a special termination benefit ("STB") expense of $105 million for the year ended October 31, 2023 as a restructuring charge. This expense is the present value of all additional benefits that HP will distribute from the pension plan assets.

All employees participating in the EER program were offered the opportunity to continue health care coverage at the active employee contribution rates for up to 36 months following retirement, but not beyond age 65 when Medicare is available. In addition, HP is providing up to $12,000 in employer credits under the Retirement Medical Savings Account program. HP recognized an additional STB expense of $34 million as restructuring and other charges for the year ended October 31, 2023 for the health care incentives.

Future Contributions and Funding Policy

In fiscal year 2024, HP expects to contribute approximately $45 million to its non-U.S. pension plans, $31 million to cover benefit payments to U.S. non-qualified plan participants and $3 million to cover benefit claims for HP's post-retirement benefit plans.

HP's policy is to fund its pension plans so that it makes at least the minimum contribution required by local government, funding and taxing authorities.

Estimated Future Benefits Payments

As of October 31, 2023, HP estimates that the future benefits payments for the retirement and post-retirement plans are as follows:

Fiscal year	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	Post-Retirement Benefit Plans
	In millions		
2024	$ 326	$ 72	$ 39
2025	337	52	37
2026	338	55	32
2027	340	59	27
2028	343	46	26
Next five fiscal years to October 31, 2033	1,597	370	126

Note 5: Stock-Based Compensation

HP's stock-based compensation plans include incentive compensation plans and an employee stock purchase plan.

Stock-Based Compensation Expense and Related Income Tax Benefits for Operations

Stock-based compensation expense and the resulting tax benefits for operations were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
Stock-based compensation expense	$ 438	$ 343	$ 330
Income tax benefit	(72)	(59)	(52)
Stock-based compensation expense, net of tax	$ 366	$ 284	$ 278

Cash received from option exercises under the HP Inc. 2004 Stock Incentive Plan, as amended and restated, and ESPP purchases under the HP Inc. 2011 Employee Stock Purchase Plan (the "2011 ESPP") and HP Inc. 2021 Employee Stock Purchase Plan (the "2021 ESPP") was $51 million in fiscal year 2023, $53 million in fiscal year 2022 and $55 million in fiscal year 2021. The benefit realized for the tax deduction from option exercises in fiscal years 2023, 2022 and 2021 was $2 million, $4 million and $3 million, respectively.

Stock-Based Incentive Compensation Plans

HP's stock-based incentive compensation plan includes equity plan adopted in 2004, as amended and restated ("principal equity plan"). Stock-based awards granted under the equity plan includes restricted stock awards, stock options and performance-based awards. Employees meeting certain employment qualifications are eligible to receive stock-based awards. The aggregate number of shares of HP's stock authorized for issuance under the principal equity plan is 623.1 million.

Restricted stock awards are non-vested stock awards that may include grants of restricted stock or restricted stock units. Restricted stock awards and cash-settled awards are generally subject to forfeiture if employment terminates prior to the lapse of the restrictions. Such awards generally vest one to three years from the date of grant. During the vesting period, ownership of the restricted stock cannot be transferred. Restricted stock has the same dividend and voting rights as common stock and is considered to be issued and outstanding upon grant. The dividends paid on restricted stock are non-forfeitable. Restricted stock units do not have the voting rights of common stock, and the shares underlying restricted stock units are not considered issued and outstanding upon grant. However, shares underlying restricted stock units are included in the calculation of diluted net EPS. Restricted stock units have forfeitable dividend equivalent rights equal to the dividend paid on common stock. HP expenses the fair value of restricted stock awards ratably over the period during which the restrictions lapse. The majority of restricted stock units issued by HP contain only service vesting conditions. HP also grants performance-adjusted restricted stock units which vest only on the satisfaction of both service and the achievement of certain performance goals including market conditions prior to the expiration of the awards.

Stock options granted under the principal equity plan are generally non-qualified stock options, but the principal equity plan permits some options granted to qualify as incentive stock options under the U.S. Internal Revenue Code. Stock options generally vest over three to four years from the date of grant. The exercise price of a stock option is equal to the closing price of HP's stock on the option grant date. The majority of stock options issued by HP contain only service vesting conditions. HP grants performance-contingent stock options that vest only on the satisfaction of both service and market conditions prior to the expiration of the awards.

RSU and stock option grants provide for accelerated vesting in certain circumstances as defined in the plans and related grant agreements, including termination in connection with a change in control.

Restricted Stock Units

HP uses the closing stock price on the grant date to estimate the fair value of service-based restricted stock units. HP estimates the fair value of restricted stock units subject to performance-adjusted vesting conditions using a combination of the closing stock price on the grant date and a Monte Carlo simulation model. The assumptions used to measure the fair value of restricted stock units subject to performance-adjusted vesting conditions in the Monte Carlo simulation model were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
Expected volatility[1]	44.4%	41.6%	41.0%
Risk-free interest rate[2]	4.0%	1.0%	0.2%
Expected performance period in years[3]	2.9	2.9	2.9

[1]   The expected volatility was estimated using the historical volatility derived from HP's common stock.
[2]   The risk-free interest rate was estimated based on the yield on U.S. Treasury zero-coupon issues.
[3]   The expected performance period was estimated based on the length of the remaining performance period from the grant date.

A summary of restricted stock units activity is as follows:

	As of October 31							
	2023		2022		2021			
	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share	Shares	Weighted-Average Grant Date Fair Value Per Share		
	In thousands		In thousands		In thousands			
Outstanding at beginning of year	28,688	$ 30	30,197	$ 23	29,831	$ 21		
Granted[1]	18,500	$ 31	15,337	$ 36	15,517	$ 25		
Vested	(15,291)	$ 29	(14,168)	$ 22	(13,374)	$ 21		
Forfeited	(1,688)	$ 31	(2,678)	$ 25	(1,777)	$ 22		
Outstanding at end of year	30,209	$ 31	28,688	$ 30	30,197	$ 23		

The total grant date fair value of restricted stock units vested in fiscal years 2023, 2022 and 2021 was $442 million, $314 million and $278 million, respectively. As of October 31, 2023, total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units was $403 million, which is expected to be recognized over the remaining weighted-average vesting period of 1.4 years.

Stock Options

HP utilizes the Black-Scholes-Merton option pricing formula to estimate the fair value of stock options subject to service-based vesting conditions. HP estimates the fair value of stock options subject to performance-contingent vesting conditions using a combination of a Monte Carlo simulation model and a lattice model as these awards contain market conditions. The weighted-average fair value and the assumptions used to measure fair value were as follows:

	For the fiscal years ended October 31		
	2023	**2022**	**2021**
Weighted-average fair value[1]	$ 9	$ 11	$ 6
Expected volatility[2]	36.9%	34.7%	35.9%
Risk-free interest rate[3]	3.4%	1.5%	1.0%
Expected dividend yield[4]	3.5%	2.7%	3.2%
Expected term in years[5]	5.8	6.0	5.5

[1] The weighted-average fair value was based on stock options granted during the period.
[2] Expected volatility was estimated based on a blended volatility (50% historical volatility and 50% implied volatility from traded options on HP's common stock).
[3] The risk-free interest rate was estimated based on the yield on U.S. Treasury zero-coupon issues.
[4] The expected dividend yield represents a constant dividend yield applied for the duration of the expected term of the award.
[5] For awards subject to service-based vesting, the expected term was estimated using a simplified method; and for performance-contingent awards, the expected term represents an output from the lattice model.

A summary of stock options activity is as follows:

	As of October 31											
	2023				**2022**				**2021**			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	In thousands		In years	In millions	In thousands		In years	In millions	In thousands		In years	In millions
Outstanding at beginning of year	6,095	$ 26			6,367	$ 21			5,637	$ 17		
Granted	2,180	$ 28			1,867	$ 37			2,691	$ 24		
Exercised	(1,071)	$ 17			(1,364)	$ 18			(1,843)	$ 15		
Forfeited/cancelled/expired	(325)	$ 33			(775)	$ 26			(118)	$ 18		
Outstanding at end of year	6,879	$ 27	7.4	$ 19	6,095	$ 26	7.2	$ 34	6,367	$ 21	7.4	$ 68
Vested and expected to vest	6,527	$ 27	7.4	$ 19	5,903	$ 25	7.2	$ 34	6,367	$ 21	7.4	$ 68
Exercisable	2,636	$ 20	5.8	$ 17	2,749	$ 18	6.0	$ 26	2,392	$ 16	5.3	$ 34

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that option holders would have realized had all option holders exercised their options on the last trading day of fiscal years 2023, 2022 and 2021. The aggregate intrinsic value is the difference between HP's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options. The total intrinsic value of options exercised in fiscal years 2023, 2022 and 2021 was $13 millions, $25 million and $18 million, respectively. The total grant date fair value of options vested in fiscal years 2023, 2022 and 2021 was $10 million, $9 million and $3 million, respectively.

As of October 31, 2023, total unrecognized pre-tax stock-based compensation expense related to stock options was $10 million, which is expected to be recognized over a weighted-average vesting period of 1.4 years.

Employee Stock Purchase Plan

HP sponsors the 2021 ESPP, pursuant to which eligible employees may contribute up to 10% of base compensation, subject to certain income limits, to purchase shares of HP's common stock.

Pursuant to the terms of the 2021 ESPP, employees purchase stock under the 2021 ESPP at a price equal to 95% of HP's closing stock price on the purchase date. No stock-based compensation expense was recorded in connection with those purchases because the criteria of a non-compensatory plan were met. The aggregate number of shares of HP's stock authorized for issuance under the 2021 ESPP was 50 million. The 2021 ESPP came into effect on May 1, 2021 upon expiry of the 2011 ESPP. The 2021 ESPP terms are similar to the previous ESPP.

Shares Reserved

Shares available for future grant and shares reserved for future issuance under the stock-based incentive compensation plans and the 2021 ESPP were as follows:

	As of October 31		
	2023	**2022**	**2021**
	In thousands		
Shares available for future grant	133,033	174,264	170,123
Shares reserved for future issuance	169,503	208,351	205,968

Note 6: Taxes on Earnings

Provision for Taxes

The domestic and foreign components of earnings before taxes were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
U.S.	$ 650	$ 1,406	$ 4,724
Non-U.S.	2,287	2,918	2,844
	$ 2,937	$ 4,324	$ 7,568

The provision for (benefit from) taxes on earnings was as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
U.S. federal taxes:			
Current	$ 226	$ 272	$ 1,112
Deferred	(549)	27	(458)
Non-U.S. taxes:			
Current	337	338	420
Deferred	(305)	503	(173)
State taxes:			
Current	42	9	78
Deferred	(77)	43	48
	$ (326)	$ 1,192	$ 1,027

The differences between the U.S. federal statutory income tax rate and HP's effective tax rate were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
U.S. federal statutory income tax rate from continuing operations	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	1.7 %	1.3 %	0.9 %
Impact of foreign earnings including GILTI and FDII, net	(1.4)%	(7.9)%	(3.9)%
Valuation allowances	(7.3)%	0.3 %	(3.5)%
Uncertain tax positions and audit settlements	3.2 %	2.8 %	0.9 %
Impact of internal reorganization	(27.4)%	9.4 %	(1.2)%
Other, net	(0.9)%	0.7 %	(0.6)%
	(11.1)%	27.6 %	13.6 %

The jurisdictions with favorable tax rates that have the most significant effective tax rate impact in the periods presented include Singapore, Malaysia, and Puerto Rico. HP has elected to treat GILTI inclusions as period costs.

In fiscal year 2023, HP recorded $1.1 billion of net income tax benefits related to discrete items in the provision for taxes. This amount included $726 million of tax effects related to internal reorganization, $255 million related to changes in valuation allowances, $101 million related to restructuring charges, $58 million related to the filing of tax returns in various jurisdictions, and $42 million related to acquisition charges. These benefits were partially offset by income tax charges of $60 million related to audit settlements in various jurisdictions, $27 million of uncertain tax position charges, and $25 million related to extinguishment of debt. In fiscal year 2023, excess tax benefits associated with stock options, restricted stock units and performance-adjusted restricted stock units were immaterial.

In fiscal year 2022, HP recorded $456 million of net income tax charges related to discrete items in the provision for taxes. This amount included $649 million of tax effects related to internal reorganization, $107 million of uncertain tax position charges,

$55 million related to withholding taxes on undistributed foreign earnings, $51 million related to audit settlements in various jurisdictions and $26 million of other net tax charges. These charges were partially offset by income tax benefits of $189 million related to the filing of tax returns in various jurisdictions, $156 million related to changes in valuation allowances, $44 million related to restructuring charges, and $43 million related to Poly acquisition charges. In fiscal year 2022, HP recorded excess tax benefits of $33 million associated with stock options, restricted stock units and performance-adjusted restricted stock.

In fiscal year 2021, HP recorded $4 million of net income tax charges related to discrete items in the provision for taxes. This amount included income tax charges of $533 million related to the Oracle litigation proceeds and $15 million of uncertain tax position charges. These charges were offset by income tax benefits of $368 million related to changes in valuation allowances, $89 million of tax effects related to internal reorganization, $51 million related to restructuring charges, $16 million related to the filing of tax returns in various jurisdictions, $11 million related to acquisition charges, and $9 million of other net tax benefits. In fiscal year 2021, excess tax benefits associated with stock options, restricted stock units and performance-adjusted restricted stock units were immaterial.

As a result of certain employment actions and capital investments HP has undertaken, income from manufacturing and services in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes, through 2029. The gross income tax benefits attributable to these actions and investments were estimated to be $190 million ($0.19 diluted net EPS) in fiscal year 2023, $313 million ($0.30 diluted net EPS) in fiscal year 2022 and $385 million ($0.32 diluted net EPS) in fiscal year 2021.

Uncertain Tax Positions

A reconciliation of unrecognized tax benefits is as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
Balance at beginning of year	$ 1,045	$ 829	$ 830
Increases:			
For current year's tax positions	61	26	62
For prior years' tax positions	186	299	92
Decreases:			
For prior years' tax positions	(35)	(60)	(92)
Statute of limitations expirations	(8)	(5)	(9)
Settlements with taxing authorities	(112)	(44)	(54)
Balance at end of year	$ 1,137	$ 1,045	$ 829

As of October 31, 2023, the amount of gross unrecognized tax benefits was $1.1 billion, of which up to $815 million would affect HP's effective tax rate if realized. Total gross unrecognized tax benefits increased by $92 million for the twelve months ended October 31, 2023. HP recognizes interest income from favorable settlements and interest expense and penalties accrued on unrecognized tax benefits in the provision for taxes in the Consolidated Statements of Earnings. As of October 31, 2023, 2022 and 2021, HP had accrued $102 million, $64 million and $70 million, respectively, for interest and penalties.

HP engages in continuous discussions and negotiations with taxing authorities regarding tax matters in various jurisdictions. HP expects complete resolution of certain tax years with various tax authorities within the next 12 months. HP believes it is reasonably possible that its existing gross unrecognized tax benefits may be reduced by up to $54 million within the next 12 months, affecting HP's effective tax rate if realized.

HP is subject to income tax in the United States and approximately 60 other countries and is subject to routine corporate income tax audits in many of these jurisdictions. In addition, HP is subject to numerous ongoing audits by federal, state and foreign tax authorities. The IRS is conducting an audit of HP's 2018 and 2019 income tax returns.

With respect to major state and foreign tax jurisdictions, HP is no longer subject to tax authority examinations for years prior to 2007. No material tax deficiencies have been assessed in major state or foreign tax jurisdictions related to ongoing audits as of October 31, 2023.

HP believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from federal, state and foreign tax audits. HP regularly assesses the likely outcomes of these audits in order to determine the appropriateness of HP's tax provision. HP adjusts its uncertain tax positions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular audit. However, income tax audits are inherently unpredictable and there can be no assurance that HP will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously included in the Provision for taxes and therefore the resolution of one or more of these uncertainties in any particular period could have a material impact on net income or cash flows.

HP has not provided for U.S. federal income and foreign withholding taxes on $5.1 billion of undistributed earnings from non-U.S. operations as of October 31, 2023 because HP intends to reinvest such earnings indefinitely outside of the United States. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Deferred Income Taxes

The significant components of deferred tax assets and deferred tax liabilities were as follows:

	As of October 31			
	2023		2022	
	In millions			
Deferred tax assets:				
Loss and credit carryforwards	$	7,194	$	7,601
Intercompany transactions—excluding inventory		540		799
Fixed assets		110		118
Warranty		124		170
Employee and retiree benefits		232		133
Deferred revenue		250		221
Capitalized research and development		821		654
Operating lease liabilities		242		238
Investment in partnership		703		70
Other		469		352
Gross deferred tax assets		10,685		10,356
Valuation allowances		(6,994)		(7,592)
Total deferred tax assets		3,691		2,764
Deferred tax liabilities:				
Unremitted earnings of foreign subsidiaries		(88)		(75)
Right-of-use assets from operating leases		(223)		(227)
Intangible assets		(205)		(261)
Cash flow hedges		(64)		(155)
Total deferred tax liabilities		(580)		(718)
Net deferred tax assets	$	3,111	$	2,046

Deferred tax assets and liabilities included in the Consolidated Balance Sheets as follows:

	As of October 31			
	2023		2022	
	In millions			
Deferred tax assets	$	3,155	$	2,167
Deferred tax liabilities		(44)		(121)
Total	$	3,111	$	2,046

As of October 31, 2023, HP had recorded deferred tax assets for net operating loss ("NOL") carryforwards as follows:

	Gross NOLs	Deferred Taxes on NOLs	Valuation allowance	Initial Year of Expiration
		In millions		
Federal	$ 73	$ 15	$ (4)	2024
State	2,313	138	(47)	2024
Foreign	24,925	6,895	(6,494)	2028
Balance at end of year	$ 27,311	$ 7,048	$ (6,545)	

As of October 31, 2023, HP had recorded deferred tax assets for various tax credit carryforwards as follows:

	Carryforward	Valuation Allowance	Initial Year of Expiration
		In millions	
Tax credits in state and foreign jurisdictions	$ 324	$ (51)	2024
Balance at end of year	$ 324	$ (51)	

Deferred Tax Asset Valuation Allowance

The deferred tax asset valuation allowance and changes were as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
		In millions	
Balance at beginning of year	$ 7,592	$ 7,749	$ 7,951
Income tax (benefit) expense	(650)	(274)	(168)
Goodwill, other comprehensive loss (income), currency translation and charges to other accounts	52	117	(34)
Balance at end of year	$ 6,994	$ 7,592	$ 7,749

Gross deferred tax assets as of October 31, 2023, 2022, and 2021 were reduced by valuation allowances of $7.0 billion, $7.6 billion and $7.7 billion, respectively. In fiscal year 2023, the deferred tax asset valuation allowance decreased by $598 million primarily due to internal reorganization impacting foreign net operating losses and U.S. deferred tax assets that are anticipated to be realized at a lower effective rate than the federal statutory rate. In fiscal year 2022, the deferred tax asset valuation allowance decreased by $157 million primarily due to foreign net operating losses, U.S. deferred tax assets that are anticipated to be realized at a lower effective tax rate than the federal statutory tax rate, and the impact of the acquisition of Poly on the company's deferred tax assets. In fiscal year 2021, the deferred tax asset valuation allowance decreased by $202 million primarily due to foreign net operating losses and U.S. deferred tax assets that are anticipated to be realized at a lower effective rate due to certain future U.S. international tax reform implications.

Note 7: Supplementary Financial Information

Cash, cash equivalents and restricted cash

	As of October 31			
	2023		**2022**	
	In millions			
Cash and cash equivalents	$	3,107	$	3,145
Restricted cash[1]		125		—
	$	3,232	$	3,145

[1] Restricted Cash is related to amounts collected and held on behalf of a third party for trade receivables previously sold.

Accounts Receivable

The allowance for credit losses related to accounts receivable and changes were as follows:

	For the fiscal years ended October 31					
	2023		**2022**		**2021**	
	In millions					
Balance at beginning of period	$	107	$	111	$	122
Current-period allowance for credit losses		(2)		7		5
Deductions, net of recoveries		(12)		(11)		(16)
Balance at end of period	$	93	$	107	$	111

HP utilizes certain third-party arrangements in the normal course of business as part of HPs cash and liquidity management and also to provide liquidity to certain partners to facilitate their working capital requirements. These financing arrangements, which in certain circumstances may contain partial recourse, result in a transfer of HP's receivables and risk to the third-party. As these transfers qualify as true sales under the applicable accounting guidance, the receivables are derecognized from the Consolidated Balance Sheets upon transfer, and HP receives a payment for the receivables from the third-party within a mutually agreed upon time period. For arrangements involving an element of recourse, the recourse obligation is measured using market data from the similar transactions and reported as a current liability in the Consolidated Balance Sheets. The recourse obligations as of October 31, 2023 and 2022 were not material.

The following is a summary of the activity under these arrangements:

	For the fiscal years ended October 31					
	2023		**2022**		**2021**	
	In millions					
Balance at beginning of year [1]	$	185	$	131	$	188
Trade receivables sold		13,391		12,028		11,976
Cash receipts		(13,449)		(11,942)		(12,035)
Foreign currency and other		14		(32)		2
Balance at end of year [1]	$	141	$	185	$	131

[1] Amounts outstanding from third parties reported in Accounts Receivable in the Consolidated Balance Sheets.

Inventory

	As of October 31			
	2023		**2022**	
	In millions			
Finished goods	$	3,930	$	4,885
Purchased parts and fabricated assemblies		2,932		2,729
	$	6,862	$	7,614

Other Current Assets

	As of October 31			
	2023		**2022**	
	In millions			
Prepaid and other current assets	$	1,445	$	2,086
Supplier and other receivables		1,349		1,377
Value-added taxes receivable		852		968
	$	3,646	$	4,431

Property, Plant and Equipment, Net

	As of October 31			
	2023		**2022**	
	In millions			
Land, buildings and leasehold improvements	$	2,332	$	2,255
Machinery and equipment, including equipment held for lease		5,384		5,337
		7,716		7,592
Accumulated depreciation		(4,889)		(4,818)
	$	2,827	$	2,774

Depreciation expense was $491 million, $542 million and $627 million in fiscal years 2023, 2022 and 2021, respectively.

Other Non-Current Assets

	As of October 31			
	2023		**2022**	
	In millions			
Deferred tax assets[1]	$	3,155	$	2,167
Intangible assets[2]		1,593		1,933
Right-of-use assets[3]		1,188		1,236
Deposits and prepaid		427		474
Prepaid pension and post-retirement benefit assets[4]		393		642
Other		853		991
	$	7,609	$	7,443

[1] See Note 6, "Taxes on Earnings" for detailed information.
[2] See Note 8, "Goodwill and Intangible Assets" for detailed information.
[3] See Note 17, "Leases" for detailed information.
[4] See Note 4, "Retirement and Post-Retirement Benefit Plans" for detailed information.

Other Current Liabilities

		As of October 31		
		2023		2022
		In millions		
Sales and marketing programs	$	3,053	$	2,984
Deferred revenue		1,424		1,393
Employee compensation and benefit		1,046		954
Other accrued taxes		994		1,064
Warranty		569		619
Operating lease liabilities[1]		430		405
Tax liability		217		286
Other		2,479		2,963
	$	10,212	$	10,668

[1] See Note 17, "Leases" for detailed information.

Other Non-Current Liabilities

		As of October 31		
		2023		2022
		In millions		
Deferred revenue	$	1,324	$	1,171
Tax liability		904		911
Operating lease liabilities[1]		825		875
Pension, post-retirement, and post-employment liabilities[2]		545		600
Deferred tax liability		44		121
Other		689		856
	$	4,331	$	4,534

[1] See Note 17, "Leases" for detailed information.
[2] See Note 4, "Retirement and Post-Retirement Benefit Plans" for detailed information.

Interest and Other, Net

		For the fiscal years ended October 31				
		2023		2022		2021
		In millions				
Interest expense on borrowings	$	(548)	$	(359)	$	(254)
Factoring costs[1]		(136)		—		—
Net gain (loss) on debt extinguishment		107		—		(16)
Non-operating retirement-related credits		51		144		160
Oracle litigation proceeds		—		—		2,304
Defined benefit plan settlement gains (charges)		—		—		37
Tax indemnifications		—		(1)		—
Other, net		7		(19)		(22)
	$	(519)	$	(235)	$	2,209

[1] Factoring costs for fiscal year 2022 and 2021 were included in Selling, general and administrative and were not material.

Net Revenue by Region

	For the fiscal years ended October 31					
	2023		2022		2021	
	In millions					
Americas	$	23,095	$	26,544	$	27,491
Europe, Middle East and Africa		17,819		21,300		22,216
Asia-Pacific and Japan		12,804		15,066		13,753
Total net revenue	$	53,718	$	62,910	$	63,460

Value of Remaining Performance Obligations

As of October 31, 2023, the estimated value of transaction price allocated to remaining performance obligations was $3.7 billion. HP expects to recognize approximately $1.7 billion of the unearned amount in next 12 months and $2.0 billion thereafter.

HP has elected the practical expedients and accordingly does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations if:

- the contract has an original expected duration of one year or less; or
- the revenue from the performance obligation is recognized over time on an as-invoiced basis when the amount corresponds directly with the value to the customer; or
- the portion of the transaction price that is variable in nature is allocated entirely to a wholly unsatisfied performance obligation.

The remaining performance obligations are subject to change and may be affected by various factors, such as termination of contracts, contract modifications and adjustment for currency.

Costs of Obtaining Contracts and Fulfillment Cost

As of October 31, 2023, deferred contract fulfillment and acquisition costs balances were $35 million and $44 million, respectively, included in Other Current Assets and Other Non-Current Assets in the Consolidated Balance Sheets. During the fiscal year ended October 31, 2023, the Company amortized $88 million of these costs.

As of October 31, 2022, deferred contract fulfillment and acquisition costs balances were $34 million and $34 million, respectively, included in Other Current Assets and Other Non-Current Assets in the Consolidated Balance Sheets. During the fiscal year ended October 31, 2022, the Company amortized $129 million of these costs.

Contract Liabilities

As of October 31, 2023 and 2022, HP's contract liabilities balances were $2.7 billion and $2.5 billion, respectively, included in Other Current Liabilities and Other Non-Current Liabilities in the Consolidated Balance Sheets.

The increase in the contract liabilities balance for the fiscal year 2023 was primarily driven by sales of fixed-price support and maintenance services partially offset by $1.3 billion of revenue recognized that were included in the contract liabilities balance as of October 31, 2022.

As of October 31, 2022 and 2021, HP's contract liabilities balances were $2.5 billion and $2.3 billion, respectively, included in Other Current Liabilities and Other Non-Current Liabilities in the Consolidated Balance Sheets.

The increase in the contract liabilities balance for the fiscal year 2022 was primarily driven by sales of fixed-price support and maintenance services and Poly acquisition, partially offset by $1.1 billion of revenue recognized that were included in the contract liabilities balance as of October 31, 2021.

Note 8: Goodwill and Intangible Assets

Goodwill allocated to HP's reportable segments and changes in the carrying amount of goodwill were as follows:

	Personal Systems	Printing	Corporate Investments	Total
		In millions		
Balance at October 31, 2021[1]	$ 2,905	$ 3,796	$ 102	$ 6,803
Acquisitions/adjustments	1,790	—	16	1,806
Foreign currency translation	—	(68)	—	(68)
Balance at October 31, 2022[1]	4,695	3,728	118	8,541
Acquisitions/adjustments	27	4	—	31
Foreign currency translation	—	19	—	19
Balance at October 31, 2023[1]	$ 4,722	$ 3,751	$ 118	$ 8,591

[1] Goodwill is net of accumulated impairment losses of $0.8 billion related to Corporate Investments recorded in fiscal year 2011.

Goodwill is tested for impairment at the reporting unit level. As of October 31, 2023, our reporting units are consistent with the reportable segments identified in Note 2, "Segment Information". In the fourth quarter of fiscal 2023, HP performed a quantitative test as of August 1, 2023 and concluded that there was no goodwill impairment. There were no goodwill impairments in fiscal years 2022 and 2021. Personal Systems had a negative carrying amount of net assets as of October 31, 2023, 2022 and 2021 primarily as a result of a favorable cash conversion cycle.

Intangible Assets

HP's acquired intangible assets were composed of:

	As of October 31, 2023			As of October 31, 2022		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
			In millions			
Customer contracts, customer lists and distribution agreements	$ 827	$ 369	$ 458	$ 815	$ 283	$ 532
Technology and patents	1,763	785	978	1,763	551	1,212
Trade name and trademarks	215	58	157	214	25	189
Total intangible assets	$ 2,805	$ 1,212	$ 1,593	$ 2,792	$ 859	$ 1,933

As of October 31, 2023, estimated future amortization expense related to intangible assets was as follows:

Fiscal year	In millions
2024	$ 317
2025	247
2026	238
2027	233
2028	182
Thereafter	376
Total	$ 1,593

Note 9: Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

HP uses valuation techniques that are based upon observable and unobservable inputs. Observable inputs are developed using market data such as publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3—Unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

The following table presents HP's assets and liabilities that are measured at fair value on a recurring basis:

	As of October 31, 2023				As of October 31, 2022			
	Fair Value Measured Using				Fair Value Measured Using			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	In millions							
Assets:								
Cash Equivalents								
Corporate debt	$ —	$ 589	$ —	$ 589	$ —	$ 904	$ —	$ 904
Government debt[(1)]	1,900	—	—	1,900	1,289	—	—	1,289
Available-for-Sale Investments								
Financial institution instruments	—	3	—	3	—	5	—	5
Marketable securities and mutual funds	33	45	—	78	17	41	—	58
Derivative Instruments								
Foreign currency contracts	—	489	—	489	—	1,088	—	1,088
Other derivatives	—	—	—	—	—	2	—	2
Total assets	$ 1,933	$ 1,126	$ —	$ 3,059	$ 1,306	$ 2,040	$ —	$ 3,346
Liabilities:								
Derivative Instruments								
Interest rate contracts	$ —	$ 58	$ —	$ 58	$ —	$ 78	$ —	$ 78
Foreign currency contracts	—	212	—	212	—	295	—	295
Other derivatives	—	2	—	2	—	1	—	1
Total liabilities	$ —	$ 272	$ —	$ 272	$ —	$ 374	$ —	$ 374

[(1)] Government debt includes instruments such as U.S. treasury notes, U.S. agency securities and non-U.S. government bonds. Money market funds invested in government debt and traded in active markets are included in Level 1.

Valuation Techniques

Cash Equivalents and Investments: HP holds time deposits, money market funds, mutual funds, other debt securities primarily consisting of corporate and foreign government notes and bonds, and common stock and equivalents. HP values cash equivalents and equity investments using quoted market prices, alternative pricing sources, including net asset value, or models utilizing market observable inputs. The fair value of debt investments is based on quoted market prices or model-driven valuations using inputs primarily derived from or corroborated by observable market data, and, in certain instances, valuation models that utilize assumptions which cannot be corroborated with observable market data.

Derivative Instruments: HP uses industry standard valuation models to measure fair value. Where applicable, these models project future cash flows and discount the future amounts to present value using market-based observable inputs, including interest rate curves, HP and counterparty credit risk, foreign exchange rates, and forward and spot prices for currencies and interest rates. See Note 10, "Financial Instruments" for a further discussion of HP's use of derivative instruments.

Other Fair Value Disclosures

Short- and Long-Term Debt: HP estimates the fair value of its debt primarily using an expected present value technique, which is based on observable market inputs using interest rates currently available to companies of similar credit standing for similar terms and remaining maturities and considering its own credit risk. The portion of HP's debt that is hedged is reflected in the Consolidated

Balance Sheets as an amount equal to the debt's carrying amount and a fair value adjustment representing changes in the fair value of the hedged debt obligations arising from movements in benchmark interest rates. The fair value of HP's short- and long-term debt was $8.5 billion as compared to its carrying amount of $9.5 billion at October 31, 2023. The fair value of HP's short- and long-term debt was $9.6 billion as compared to its carrying value of $11.0 billion at October 31, 2022. If measured at fair value in the Consolidated Balance Sheets, short- and long-term debt would be classified in Level 2 of the fair value hierarchy.

Other Financial Instruments: For the balance of HP's financial instruments, primarily accounts receivable, accounts payable and financial liabilities included in Other current liabilities on the Consolidated Balance Sheets, the carrying amounts approximate fair value due to their short maturities. If measured at fair value in the Consolidated Balance Sheets, these other financial instruments would be classified as Level 2 or Level 3 of the fair value hierarchy.

Non-Marketable Equity Investments and Non-Financial Assets: HP's non-marketable equity investments are measured at cost less impairment, adjusted for observable price changes. HP's non-financial assets, such as intangible assets, goodwill and property, plant and equipment, are recorded at fair value in the period an impairment charge is recognized. If measured at fair value in the Consolidated Balance Sheets these would generally be classified within Level 3 of the fair value hierarchy.

Note 10: Financial Instruments

Cash Equivalents and Available-for-Sale Investments

	As of October 31, 2023				As of October 31, 2022			
	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	In millions							
Cash Equivalents:								
Corporate debt	$ 589	$ —	$ —	$ 589	$ 904	$ —	$ —	$ 904
Government debt	1,900	—	—	1,900	1,289	—	—	1,289
Total cash equivalents	2,489	—	—	2,489	2,193	—	—	2,193
Available-for-Sale Investments:								
Financial institution instruments	3	—	—	3	5	—	—	5
Marketable securities and mutual funds	40	38	—	78	50	8	—	58
Total available-for-sale investments	43	38	—	81	55	8	—	63
Total cash equivalents and available-for-sale investments	$ 2,532	$ 38	$ —	$ 2,570	$ 2,248	$ 8	$ —	$ 2,256

All highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents. As of October 31, 2023 and 2022, the carrying amount of cash equivalents approximated fair value due to the short period of time to maturity. Interest income related to cash, cash equivalents and debt securities was approximately $67 million in fiscal year 2023, $46 million in fiscal year 2022, and $31 million in fiscal year 2021. The estimated fair value of the available-for-sale investments may not be representative of values that will be realized in the future

Contractual maturities of investments in available-for-sale debt securities were as follows:

	As of October 31, 2023	
	Amortized Cost	Fair Value
	In millions	
Due in one year	$ 3	$ 3

Non-marketable equity securities in privately held companies are included in Other non-current assets in the Consolidated Balance Sheets. These amounted to $111 million and $110 million as of October 31, 2023 and 2022, respectively.

HP determines credit losses on cash equivalents and available-for-sale debt securities at the individual security level. All instruments are considered investment grade. No credit-related or noncredit-related impairment losses were recorded in the fiscal year 2023.

Derivative Instruments

HP uses derivative instruments, primarily forward contracts, interest rate swaps, total return swaps, treasury rate locks, forward starting swaps and option contracts to offset business exposure to foreign currency and interest rate risk on expected future cash flows and on certain existing assets and liabilities. HP may designate its derivative contracts as fair value hedges or cash flow hedges and classifies the cash flows with the activities that correspond to the underlying hedged items. Additionally, for derivatives not designated as hedging instruments, HP categorizes those economic hedges as other derivatives. HP recognizes all derivative instruments at fair value in the Consolidated Balance Sheets.

As a result of its use of derivative instruments, HP is exposed to the risk that its counterparties will fail to meet their contractual obligations. Master netting agreements mitigate credit exposure to counterparties by permitting HP to net amounts due from HP to counterparty against amounts due to HP from the same counterparty under certain conditions. To further limit credit risk, HP has collateral security agreements that allow HP's custodian to hold collateral from, or require HP to post collateral to, counterparties when aggregate derivative fair values exceed contractually established thresholds which are generally based on the credit ratings of HP and its counterparties. If HP's or the counterparty's credit rating falls below a specified credit rating, either party has the right to request full collateralization of the derivatives' net liability position. The Company includes gross collateral posted and received in other current assets and other current liabilities in the Consolidated Balance Sheets, respectively. The fair value of derivatives with credit contingent features in a net liability position was $91 million and $82 million as of October 31, 2023 and 2022, respectively, all of which were fully collateralized within two business days.

Under HP's derivative contracts, the counterparty can terminate all outstanding trades following a covered change of control event affecting HP that results in the surviving entity being rated below a specified credit rating. This credit contingent provision did not affect HP's financial position or cash flows as of October 31, 2023 and 2022.

Fair Value Hedges

HP enters into fair value hedges, such as interest rate swaps, to reduce the exposure of its debt portfolio to changes in fair value resulting from changes in benchmark interest rates on HP's future interest payments.

For derivative instruments that are designated and qualify as fair value hedges, HP recognizes the change in fair value of the derivative instrument, as well as the offsetting change in the fair value of the hedged item, in Interest and other, net in the Consolidated Statements of Earnings in the period of change.

Cash Flow Hedges

HP uses forward contracts, option contracts, treasury rate locks and forward starting swaps designated as cash flow hedges to protect against the foreign currency exchange and interest rate risks inherent in its forecasted net revenue, cost of revenue, operating expenses and debt issuance. HP's foreign currency cash flow hedges mature predominantly within twelve months; however, hedges related to long-term procurement arrangements extend several years.

For derivative instruments that are designated and qualify as cash flow hedges, HP initially records changes in fair value of the derivative instrument in Accumulated other comprehensive loss as a separate component of Stockholders' deficit in the Consolidated Balance Sheets and subsequently reclassifies these amounts into earnings in the period during which the hedged transaction is recognized in earnings. HP reports the changes in the fair value of the derivative instrument in the same financial statement line item as changes in the fair value of the hedged item.

Other Derivatives

Other derivatives not designated as hedging instruments consist primarily of forward contracts used to hedge foreign currency-denominated balance sheet exposures. HP also uses total return swaps to hedge its executive deferred compensation plan liability.

For derivative instruments not designated as hedging instruments, HP recognizes changes in fair value of the derivative instrument, as well as the offsetting change in the fair value of the hedged item, in Interest and other, net in the Consolidated Statements of Earnings in the period of change.

Hedge Effectiveness

For interest rate swaps designated as fair value hedges, HP measures hedge effectiveness by offsetting the change in fair value of the hedged item with the change in fair value of the derivative. For foreign currency options, forward contracts and forward starting swaps designated as cash flow hedges, HP measures hedge effectiveness by comparing the cumulative change in fair value of the hedge contract with the cumulative change in fair value of the hedged item, both of which are based on forward rates.

During fiscal 2023 and 2022, no portion of the hedging instruments' gain or loss was excluded from the assessment of effectiveness for fair value and cash flow hedges.

Fair Value of Derivative Instruments in the Consolidated Balance Sheets

The gross notional and fair value of derivative instruments in the Consolidated Balance Sheets were as follows:

	As of October 31, 2023					As of October 31, 2022				
	Outstanding Gross Notional	Other Current Assets	Other Non-Current Assets	Other Current Liabilities	Other Non-Current Liabilities	Outstanding Gross Notional	Other Current Assets	Other Non-Current Assets	Other Current Liabilities	Other Non-Current Liabilities
	In millions									
Derivatives designated as hedging instruments										
Fair value hedges:										
Interest rate contracts	$ 750	$ —	$ —	$ —	$ 58	$ 750	$ —	$ —	$ —	$ 78
Cash flow hedges:										
Foreign currency contracts	15,278	410	70	147	52	16,014	820	256	206	72
Total derivatives designated as hedging instruments	16,028	410	70	147	110	16,764	820	256	206	150
Derivatives not designated as hedging instruments										
Foreign currency contracts	4,446	9	—	13	—	4,554	12	—	17	—
Other derivatives	125	—	—	2	—	122	2	—	1	—
Total derivatives not designated as hedging instruments	4,571	9	—	15	—	4,676	14	—	18	—
Total derivatives	$ 20,599	$ 419	$ 70	$ 162	$ 110	$ 21,440	$ 834	$ 256	$ 224	$ 150

Offsetting of Derivative Instruments

HP recognizes all derivative instruments on a gross basis in the Consolidated Balance Sheets. HP does not offset the fair value of its derivative instruments against the fair value of cash collateral posted under its collateral security agreements. As of October 31, 2023 and 2022, information related to the potential effect of HP's master netting agreements and collateral security agreements was as follows:

	In the Consolidated Balance Sheets					(vi) = (iii)–(iv)–(v)
	(i)	(ii)	(iii) = (i)–(ii)	(iv)	(v)	
	Gross Amount Recognized	Gross Amount Offset	Net Amount Presented	Gross Amounts Not Offset		Net Amount
				Derivatives	Financial Collateral	
	In millions					
As of October 31, 2023						
Derivative assets	$ 489	$ —	$ 489	$ 178	$ 291 (1)	$ 20
Derivative liabilities	$ 272	$ —	$ 272	$ 178	$ 89 (2)	$ 5
As of October 31, 2022						
Derivative assets	$ 1,090	$ —	$ 1,090	$ 290	$ 616 (1)	$ 184
Derivative liabilities	$ 374	$ —	$ 374	$ 290	$ 86 (2)	$ (2)

(1) Represents the cash collateral posted by counterparties as of the respective reporting date for HP's asset position, net of derivative amounts that could be offset, as of, generally, two business days prior to the respective reporting date.

(2) Represents the collateral posted by HP including any re-use of counterparty cash collateral as of the respective reporting date for HP's liability position, net of derivative amounts that could be offset, as of, generally, two business days prior to the respective reporting date.

Effect of Derivative Instruments in the Consolidated Statements of Earnings

The pre-tax effect of derivative instruments and related hedged items in a fair value hedging relationship were as follows:

Derivative Instrument	Hedged Item	Location	For the fiscal years ended October 31	Total amounts of income/(expense) line items in the statement of financial performance in which the effects of fair value hedges are recorded	Gain/(loss) recognized in earnings on derivative instruments	Gain/(loss) recognized in earnings on hedged item
				In millions		
Interest rate contracts	Fixed-rate debt	Interest and other, net	2023	$ (519)	$ 20	$ (20)
			2022	$ (235)	$ (62)	$ 62
			2021	$ 2,209	$ (17)	$ 17

The pre-tax effect of derivative instruments in cash flow hedging relationships included in Accumulated other comprehensive income (loss) was as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
Gain/(loss) recognized in Accumulated other comprehensive income (loss) on derivatives:			
Foreign currency contracts	$ (427)	$ 1,456	$ (117)
Interest rate contracts	$ —	$ 85	$ (15)

The pre-tax effect of derivative instruments in cash flow hedging relationships included in earnings were as follows:

	Total amounts of income/ (expense) line items in the statement of financial performance in which the effects of cash flow hedges are recorded			Gain/ (loss) reclassified from Accumulated other comprehensive loss into earnings		
	For the fiscal years ended October 31			For the fiscal years ended October 31		
	2023	2022	2021	2023	2022	2021
	In millions			In millions		
Net revenue	$ 53,718	$ 62,910	$ 63,460	$ 243	$ 877	$ (214)
Cost of revenue	(42,210)	(50,647)	(50,053)	(167)	(101)	(30)
Operating expenses	(8,052)	(7,704)	(8,048)	(4)	(1)	1
Interest and other, net	(519)	(235)	2,209	12	4	—
Total				$ 84	$ 779	$ (243)

As of October 31, 2023, HP expects to reclassify an estimated accumulated other comprehensive gain of approximately $178 million, net of taxes, to earnings within the next twelve months associated with cash flow hedges along with the earnings effects of the related forecasted transactions. The amounts ultimately reclassified into earnings could be different from the amounts previously included in Accumulated other comprehensive income (loss) based on the change of market rate, and therefore could have different impact on earnings.

The pre-tax effect of derivative instruments not designated as hedging instruments recognized in Interest and other, net in the Consolidated Statements of Earnings for fiscal years 2023, 2022 and 2021 was as follows:

		Gain/(loss) recognized in earnings on derivative instrument		
	Location	2023	2022	2021
		In millions		
Foreign currency contracts	Interest and other, net	$ (65)	$ 41	$ (65)
Other derivatives	Interest and other, net	(3)	(4)	8
Total		$ (68)	$ 37	$ (57)

Note 11: Borrowings

Notes Payable and Short-Term Borrowings

	As of October 31			
	2023		**2022**	
	Amount Outstanding	**Weighted-Average Interest Rate**	**Amount Outstanding**	**Weighted-Average Interest Rate**
	In millions			
Current portion of long-term debt	179	6.0%	165	5.4%
Notes payable to banks, lines of credit and other	51	1.0%	53	0.6%
	$ 230		$ 218	

Long-Term Debt

	As of October 31	
	2023	**2022**
	In millions	
U.S. Dollar Global Notes[1]		
$1,200 issued at discount to par at a price of 99.863% at 6.0%, due September 2041	1,199	1,199
$1,150 issued at discount to par at a price of 99.769% at 2.2%, due June 2025	1,149	1,149
$1,000 issued at discount to par at a price of 99.718% at 3.0%, due June 2027	999	997
$850 issued at discount to par at a price of 99.790% at 3.4%, due June 2030[4]	503	848
$1,000 issued at discount to par at a price of 99.808% at 1.45%, due June 2026[4]	521	999
$1,000 issued at discount to par at a price of 99.573% at 2.65%, due June 2031[2]	997	996
$1,000 issued at discount to par at a price of 99.767% at 4.00%, due April 2029	999	999
$1,000 issued at discount to par at a price of 99.966% at 4.20%, due April 2032[4]	676	1,000
$900 issued at discount to par at a price of 99.841% at 4.75%, due January 2028	899	899
$1,100 issued at discount to par at a price of 99.725% at 5.50%, due January 2033	1,097	1,097
$500 issued at par at a price of 100% at 4.75%, due March 2029[3]	3	500
	9,042	10,683
Other borrowings at 1.58%-8.30%, due in fiscal years 2024-2031	506	436
Fair value adjustment related to hedged debt	(58)	(78)
Unamortized debt issuance cost	(57)	(80)
Current portion of long-term debt	(179)	(165)
Total long-term debt	$ 9,254	$ 10,796

[1]   HP may redeem some or all of the fixed-rate U.S. Dollar Global Notes at any time in accordance with the terms thereof. The U.S. Dollar Global Notes are senior unsecured debt.

[2]   HP intends to allocate an amount equal to the net proceeds to finance or refinance, in whole or in part, environmentally and socially responsible eligible projects in the following eight areas: renewable energy; green buildings; energy efficiency; clean transportation; pollution prevention and control; eco-efficient and/or circular economy products, production technologies and processes; environmentally sustainable management of living natural resources and land use; and socioeconomic advancement and empowerment.

[3]   During the twelve months ended October 31, 2023, HP repurchased or redeemed and settled $497 million of the March 2029 Notes related to the August 2022 Poly acquisition.

[4]   During the twelve months ended October 31, 2023, HP repurchased and settled $1.15 billion in aggregate principal amount of various Global Notes.

As disclosed in Note 10, "Financial Instruments", HP uses interest rate swaps to mitigate some of the exposure of its debt portfolio to changes in fair value resulting from changes in benchmark interest rates. Interest rates shown in the table of long-term debt have not been adjusted to reflect the impact of any interest rate swaps.

As of October 31, 2023, aggregate future maturities of debt at face value (excluding unamortized debt issuance cost of $57 million, discounts on debt issuance of $13 million, and fair value adjustment related to hedged debt of $58 million), including other borrowings were as follows:

Fiscal year		In millions
2024	$	230
2025		1,306
2026		631
2027		1,049
2028		913
Thereafter		5,483
Total	$	9,612

Extinguishment of Debt

In July 2023, HP commenced and completed a tender offer to purchase approximately $1.15 billion in aggregate principal amount of its outstanding US Dollar 1.45% Global Notes due June 17, 2026, 3.40% Global Notes due June 17, 2030 and 4.20% Global Notes due April 15, 2032. This extinguishment of debt resulted in a net gain of $115 million, which was recorded within Interest and other, net on the Consolidated Statements of Earnings. Additionally during fiscal year 2023, HP repurchased or redeemed and settled $497 million of the March 2029 Notes related to the August 2022 Poly acquisition. This extinguishment of debt resulted in a net loss of $8 million, which was also recorded within Interest and other, net on the Consolidated Statement of Earnings.

Commercial Paper

As of October 31, 2023, HP maintained a U.S. commercial paper program for the issuance of U.S. dollar-denominated commercial paper up to a maximum aggregate principal amount of $6.0 billion. The principal amount outstanding under this program and certain short-term borrowings at any time cannot exceed a $6.0 billion authorization by HP's Board of Directors. As of October 31, 2023 and October 31, 2022, no commercial paper were outstanding under the program.

Credit Facilities

As of October 31, 2023, HP maintained a $5.0 billion sustainability-linked senior unsecured committed revolving credit facility, which HP entered into on May 26, 2021, and a $1.0 billion senior unsecured committed 364-day revolving credit facility, which HP entered into in March 2023. Commitments under the $5.0 billion revolving credit facility will be available until May 26, 2026 and commitments under the $1.0 billion 364-day revolving credit facility will be available until March 19, 2024. Commitment fees, interest rates and other terms of borrowing under the revolving credit facilities vary based on HP's external credit ratings and, for the $5.0 billion facility, certain sustainability metrics. Funds borrowed under the revolving credit facilities may be used for general corporate purposes.

As of October 31, 2023, HP was in compliance with the covenants in the credit agreements governing the revolving credit facilities.

Available Borrowing Resources

As of October 31, 2023, HP had available borrowing resources of $1.2 billion from uncommitted lines of credit in addition to the full capacity of the revolving credit facilities.

Note 12: Stockholders' Deficit

Share Repurchase Program

HP's share repurchase program authorizes both open market and private repurchase transactions. In fiscal year 2023, HP executed share repurchases of 3.6 million shares and settled total shares for $0.1 billion. In fiscal year 2022, HP executed share repurchases of 124.0 million shares and settled total shares for $4.3 billion. In fiscal year 2021, HP executed share repurchases of 224.0 million shares and settled total shares for $6.3 billion. Share repurchases executed during fiscal year 2021 included 1.6 million shares settled in November 2021.

The shares repurchased in fiscal years 2023, 2022 and 2021 were all open market repurchase transactions. As of October 31, 2023, HP had approximately $2.0 billion remaining under the share repurchase authorizations approved by HP's Board of Directors.

Taxes related to Other Comprehensive (Loss) Income

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions		
Tax effect on change in unrealized components of available-for-sale debt securities:			
Tax (provision) benefit on unrealized gains (losses) arising during the period	$ (1)	$ 2	$ (1)
Tax effect on change in unrealized components of cash flow hedges:			
Tax benefit (provision) on unrealized (losses) gains arising during the period	75	(328)	(9)
Tax provision (benefit) on (gains) losses reclassified into earnings	18	195	(17)
	93	(133)	(26)
Tax effect on change in unrealized components of defined benefit plans:			
Tax benefit (provision) on (losses) gains arising during the period	26	26	(183)
Tax benefit on amortization of actuarial loss and prior service benefit	1	(6)	(17)
Tax (provision) benefit on curtailments, settlements and other	—	(1)	9
	27	19	(191)
Tax effect on change in cumulative translation adjustment	—	3	(1)
Tax benefit (provision) on other comprehensive income (loss)	$ 119	$ (109)	$ (219)

Changes and reclassifications related to Other Comprehensive (Loss) Income, net of taxes

	For the year ended October 31		
	2023	2022	2021
	In millions		
Other comprehensive (loss) income, net of taxes:			
Change in unrealized components of available-for-sale debt securities:			
Unrealized gains (losses) arising during the period	$ 1	$ (9)	$ 4
Change in unrealized components of cash flow hedges:			
Unrealized (losses) gains arising during the period	(352)	1,213	(141)
(Gains) losses reclassified into earnings	(66)	(584)	226
	(418)	629	85
Change in unrealized components of defined benefit plans:			
(Losses) gains arising during the period	(115)	(28)	846
Amortization of actuarial loss and prior service benefit[1]	1	14	63
Curtailments, settlements and other	—	(1)	(27)
	(114)	(15)	882
Change in cumulative translation adjustment	23	(75)	27
Other comprehensive (loss) income, net of taxes	$ (508)	$ 530	$ 998

[1] These components are included in the computation of net pension and post-retirement benefit (credit) charges in Note 4, "Retirement and Post-Retirement Benefit Plans".

The components of Accumulated other comprehensive (loss) income, net of taxes as of October 31, 2023 and changes during fiscal year 2023 were as follows:

	Net unrealized gains on available-for-sale securities	Net unrealized gains (losses) on cash flow hedges	Unrealized components of defined benefit plans	Change in cumulative translation adjustment	Accumulated other comprehensive loss
	In millions				
Balance at beginning of period	$ 6	$ 648	$ (323)	$ (46)	$ 285
Other comprehensive gains (losses) before reclassifications	1	(352)	(115)	23	(443)
Reclassifications of (losses) gains into earnings	—	(66)	1	—	(65)
Balance at end of period	$ 7	$ 230	$ (437)	$ (23)	$ (223)

Note 13: Earnings Per Share

HP calculates basic net EPS using net earnings and the weighted-average number of shares outstanding during the reporting period. Diluted net EPS includes any dilutive effect of restricted stock units, stock options, performance-based awards and shares purchased under the 2021 employee stock purchase plan.

A reconciliation of the number of shares used for basic and diluted net EPS calculations is as follows:

	For the fiscal years ended October 31		
	2023	2022	2021
	In millions, except per share amounts		
Numerator:			
Net earnings	$ 3,263	$ 3,132	$ 6,541
Denominator:			
Weighted-average shares used to compute basic net EPS	992	1,038	1,208
Dilutive effect of employee stock plans	8	12	12
Weighted-average shares used to compute diluted net EPS	1,000	1,050	1,220
Net earnings per share:			
Basic	$ 3.29	$ 3.02	$ 5.41
Diluted	$ 3.26	$ 2.98	$ 5.36
Anti-dilutive weighted-average stock-based compensation awards[1]	4	4	2

[1] HP excludes from the calculation of diluted net EPS stock options and restricted stock units where the assumed proceeds exceed the average market price, because their effect would be anti-dilutive. The assumed proceeds of a stock option include the sum of its exercise price, and average unrecognized compensation cost. The assumed proceeds of a restricted stock unit represent unrecognized compensation cost.

Note 14: Litigation and Contingencies

HP is involved in lawsuits, claims, investigations and proceedings, including those identified below, consisting of IP, commercial, securities, employment, employee benefits and environmental matters that arise in the ordinary course of business. HP accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. HP believes it has recorded adequate provisions for any such matters and, as of October 31, 2023, it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in HP's financial statements. HP reviews these matters at least quarterly and adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Pursuant to the separation and distribution agreement entered into with Hewlett Packard Enterprise Company ("Hewlett Packard Enterprise"), HP shares responsibility with Hewlett Packard Enterprise for certain matters, as indicated below, and Hewlett Packard Enterprise has agreed to indemnify HP in whole or in part with respect to certain matters. Based on its experience, HP believes that any damage amounts claimed in the specific matters discussed below are not a meaningful indicator of HP's potential liability. Litigation is inherently unpredictable. However, HP believes it has valid defenses with respect to legal matters pending against it. Nevertheless, cash flows or results of operations could be materially affected in any particular period by the resolution of one or more of these contingencies.

Litigation, Proceedings and Investigations

Copyright Levies. Proceedings are ongoing or have been concluded involving HP in certain European countries, challenging the imposition or the modification of levies regimes upon IT equipment (such as PCs or printers) or the restrictions to exonerate the application of private copying levies on devices purchased by business users. The levies are generally based upon the number of products sold and the per-product amounts of the levies, which vary. Some European countries are expected to implement legislation to introduce or extend existing levy schemes to digital devices. HP, other companies and various industry associations have opposed the extension of levies to the digital product and certain requirements for business sales exemptions, and have advocated alternative models of compensation to rights holders.

Based on the exemption of levies on business sales and industry opposition to increasing levies to digital products, HP's assessments of the merits of various proceedings and HP's estimates of the number of units impacted and the amounts of the levies, HP has accrued amounts that it believes are adequate to address the ongoing disputes.

Forsyth, et al. v. HP Inc. and Hewlett Packard Enterprise. This is a purported class and collective action filed on August 18, 2016 in the United States District Court, Northern District of California, against HP and Hewlett Packard Enterprise ("HPE") alleging the defendants violated federal and state law by terminating older workers and replacing them with younger workers. In their most recent complaint, plaintiffs seek to represent (1) a putative nationwide federal Age Discrimination in Employment Act (ADEA) collective comprised of all former HP Inc. employees 40 years of age and older who had their employment terminated under a WFR plan in or after 2014 or 2015, depending on state law; and (2) a putative Rule 23 class under California law comprised of all former HP Inc. employees 40 years of age and older who had their employment terminated in California under a WFR plan in or after 2012. Excluded from the putative collective and class are employees who (a) signed a Waiver and General Release Agreement at termination, or (b) signed an Agreement to Arbitrate Claims. Similar claims are pending against HPE. Because the court granted plaintiffs' motion for preliminary certification of the putative nationwide ADEA collectives, a third-party administrator notified eligible former employees of their right to opt into the ADEA collective. This opt-in period closed on February 15, 2022. Plaintiffs seek monetary damages, punitive damages, and other relief. In June 2023, the parties reached an agreement in principle to resolve this matter. The parties have finalized a settlement agreement, and the court preliminarily approved it on October 26, 2023. The Court has set the Final Approval Hearing for March 28, 2024.

India Directorate of Revenue Intelligence Proceedings. On April 30 and May 10, 2010, the India Directorate of Revenue Intelligence (the "DRI") issued show cause notices to Hewlett-Packard India Sales Private Limited ("HP India"), a subsidiary of HP, seven HP India employees and one former HP India employee alleging that HP India underpaid customs duties while importing products and spare parts into India and seeking to recover an aggregate of approximately $370 million, plus penalties and interest. Prior to the issuance of the notices, HP India deposited approximately $16 million with the DRI and agreed to post a provisional bond in exchange for the DRI's agreement to not seize HP India products and spare parts or interrupt business by HP India.

On April 11, 2012, the Bangalore Commissioner of Customs issued an order on the products-related notice affirming certain duties and penalties against HP India and the named individuals of approximately $386 million, of which HP India had already deposited $9 million. On December 11, 2012, HP India voluntarily deposited an additional $10 million in connection with the products-related notice. The differential duty demand is subject to interest. On April 20, 2012, the Commissioner issued an order on the parts-related notice affirming certain duties and penalties against HP India and certain of the named individuals of approximately $17 million, of which HP India had already deposited $7 million. After the order, HP India deposited an additional $3 million in connection with the parts-related notice so as to avoid certain penalties.

HP India filed appeals of the Commissioner's orders before the Customs, Excise and Service Tax Appellate Tribunal (the "Customs Tribunal") along with applications for waiver of the pre-deposit of remaining demand amounts as a condition for hearing the appeals. The Customs Department has also filed crossappeals before the Customs Tribunal. On January 24, 2013, the Customs Tribunal ordered HP India to deposit an additional $24 million against the products order, which HP India deposited in March 2013. On February 7, 2014, the Customs Tribunal granted HP India's application for extension of the stay of deposit until disposal of the appeals. On October 27, 2014, the Customs Tribunal commenced hearings on the cross-appeals of the Commissioner's orders and rejected HP India's request to remand the matter to the Commissioner on procedural grounds. The Customs Tribunal cancelled hearings to reconvene in 2015, 2016 and January 2019. On January 20, 2021, the Customs Tribunal held a virtual hearing during which the judge allowed HP's application for a physical hearing on the merits as soon as practicable, which will be scheduled when physical hearings resume at court. Pursuant to the separation and distribution agreement, Hewlett Packard Enterprise has agreed to indemnify HP in part, based on the extent to which any liability arises from the products and spare parts of Hewlett Packard Enterprise's businesses.

Philips Patent Litigation. In September 2020, Koninklijke Philips N.V. and Philips North America LLC (collectively, "Philips") filed a complaint against HP for patent infringement in federal court for the District of Delaware and filed a companion complaint with the U.S. International Trade Commission ("ITC") pursuant to Section 337 of the Tariff Act against HP and 8 other sets of respondents. Both complaints allege that certain digital video-capable devices and components thereof infringe four of Philips' patents. In October 2020, the ITC instituted an investigation, and Philips later withdrew two of the four patents. On March 23, 2022, the ITC rendered a final determination that no violation of Section 337 has occurred. Philips did not appeal and elected to resume litigation with its case in federal court. Philips seeks unspecified damages and an injunction against HP, and the prior stay has been lifted. On August 10, 2023, HP filed a motion for summary judgment of indefiniteness for all asserted claims.

Caltech Patent Litigation. On November 11, 2020, the California Institute of Technology ("Caltech") filed a complaint against HP for patent infringement in the federal court for the Western District of Texas. On March 19, 2021, Caltech filed an amendment to this same complaint. The complaint as amended alleges infringement of five of Caltech's patents, U.S. Patent Nos. 7,116,710; 7,421,032; 7,716,552; 7,916,781; and 8,284,833. The accused products are HP commercial and consumer PCs as well as wireless printers that comply with the IEEE 802.11n, 802.11ac, and/or 802.11ax standards. Caltech seeks unspecified damages and other relief. In August 2021, the court stayed the case pending the decision by the U.S. Court of Appeals for the Federal Circuit in *The California Inst. of Tech. v. Broadcom Ltd et al., Case No. 2020-2222*, which was issued on February 4, 2022, and a request for further review of that decision by the Supreme Court was denied. On August 16, 2023, the parties informed the court that the stay should be lifted. On November 6, 2023, the court issued an order staying all discovery and deadlines pending discovery relating to whether Caltech has standing to bring suit with respect to the asserted patents and the court's resolution of that issue.

In re HP Inc. Securities Litigation (Electrical Workers Pension Fund, Local 103, I.B.E.W. v. HP Inc., et al.). On February 19, 2020, Electrical Workers Pension Fund, Local 103, I.B.E.W. filed a putative class action complaint against HP, Dion Weisler, Catherine Lesjak, and Steven Fieler in U.S. District Court in the Northern District of California. The court appointed the State of Rhode Island, Office of the General Treasurer, on behalf of the Employees' Retirement System of Rhode Island and Iron Workers Local 580 Joint Funds as Lead Plaintiffs. Lead Plaintiffs filed an amended complaint, which additionally named as defendants Enrique Lores and Christoph Schell. HP and the named officers filed a motion to dismiss the complaint for failure to state a claim upon which relief can be granted. The court granted HP's motion to dismiss and granted plaintiffs leave to amend the complaint. Plaintiffs' second amended complaint, which no longer names Christoph Schell as a defendant, alleges, among other things, that from February 23, 2017 to October 3, 2019, HP and the named officers violated Sections 10(b) and 20(a) of the Exchange Act by making false or misleading statements about HP's printing supplies business. It further alleges that Dion Weisler and Enrique Lores violated Sections 10(b) and 20A of the Exchange Act by allegedly selling shares of HP common stock during this period while in possession of material, non-public adverse information about HP's printing supplies business. Plaintiffs seek compensatory damages and other relief. HP and the named officers filed a motion to dismiss the second amended complaint for failure to state a claim upon which relief can be granted. On September 15, 2021, the court granted HP's motion. Plaintiffs appealed the decision. The parties settled and the motion for preliminary approval of settlement was filed on March 3, 2023. Under the terms of the settlement, HP agreed to pay an amount that is immaterial to HP. The district court granted preliminary approval of the settlement on April 7, 2023. On September 6, 2023, the court issued an order approving the settlement and directing entry of final judgment. On October 20, 2023, the Court of Appeals for the Ninth Circuit issued an order dismissing plaintiffs' appeal.

York County on behalf of the County of York Retirement Fund v. HP Inc., et al., and related proceedings. On November 5, 2020, York County, on behalf of the County of York Retirement Fund, filed a putative class action complaint against HP, Dion Weisler, and Catherine Lesjak in federal court in the Northern District of California. The court appointed Maryland Electrical Industry Pension Fund as Lead Plaintiff. Lead Plaintiff filed a consolidated complaint, which additionally names as defendants Enrique Lores and Richard Bailey. The complaint alleges, among other things, that from November 5, 2015 to June 21, 2016, HP and the named current and former officers violated Sections 10(b) and 20(a) of the Exchange Act by concealing material information and making false statements about HP's printing supplies business. Plaintiffs seek compensatory damages and other relief. HP and the named officers filed a motion to dismiss the complaint for failure to state a claim upon which relief can be granted. On March 3, 2022, the court granted the motion to dismiss with prejudice. Plaintiffs appealed the decision. On April 11, 2023, the appellate court reversed the district court's decision and remanded the case to the district court for further proceedings consistent with the appellate opinion, including consideration of HP's other arguments for dismissal. On June 27, 2023, the district court issued an order setting the briefing schedule for a renewed motion to dismiss. On May 17, 2021, stockholder Scott Franklin filed a derivative complaint against certain current and former officers and directors in federal court in the District of Delaware. Plaintiff purports to bring the action on behalf of HP, which he has named as a nominal defendant, and he makes substantially the same factual allegations as in the York County securities complaint, bringing claims for breach of fiduciary duty and violations of securities laws. The derivative plaintiff seeks compensatory damages, governance reforms, and other relief. By court order following stipulations by the parties, the case was transferred to the Northern District of California, and the case was stayed pending a ruling on the motion to dismiss in York County and exhaustion of all related appeals. On January 13, 2022, stockholder Gerald Lovoi filed a derivative complaint in federal court in the Northern District of California against the same current and former officers and directors named in the Franklin action. The complaint alleges the same basic claims based on the same alleged conduct as the Franklin action and seeks similar relief. By stipulation of the parties, the Lovoi action was stayed pending a ruling on the motion to dismiss in York County and exhaustion of all related appeals. Both derivative actions will remain stayed while the district court considers on remand HP's other arguments for dismissal.

Legal Proceedings re Authentication of Supplies. Since 2016, HP has from time to time been named in civil litigation, or been the subject of government investigations, involving supplies authentication protocols used in certain HP printers in multiple geographies, including but not limited to the United States, Italy, Israel, the Netherlands, Australia and New Zealand. The supplies authentication protocols are often referred to as Dynamic Security. The core allegations in these proceedings claim misleading or inadequate consumer notifications and permissions pertaining to the use of Dynamic Security, the installation of firmware updates, or the potential inability of cartridges with clone chips or circuitry to work in HP printers with Dynamic Security. Plaintiffs base or have based their claims on various legal theories, including but not limited to unfair competition, computer trespass, and similar statutory claims. Among other relief, Plaintiffs have sought or seek money damages and in certain cases have or may seek injunctive relief against the use or operation of Dynamic Security or relief requiring interoperability. If HP is not successful in its defense of these cases or investigations, it could be subject to damages, penalties, significant settlement demands, or injunctive relief that may be costly or may disrupt operations. Certain of these proceedings in Italy, the Netherlands, Israel, Australia and New Zealand have been resolved, have concluded, or have concluded subject only to HP's pending appeal. Civil litigation filed by Digital Revolution B.V. (trading as 123Inkt) against HP Nederlands B.V., et al. (Netherlands) in March 2020, including its competition claim, remains pending. Both parties have appealed. In addition, two putative class actions have been filed against HP in federal court in California, in December 2020 and April 2022, arising out of the use of Dynamic Security firmware updates in HP Laserjet printers and HP Inkjet printers, respectively. Plaintiffs in both cases seek compensatory damages, restitution, injunctive relief against alleged unfair business practices, and other relief. In the case directed to Laserjet printers, plaintiffs filed a motion for class certification, and, on December 8, 2023, the court entered an order denying in full plaintiffs' request to certify a damages class and granting certification of a narrowed injunctive relief class composed of those who did not see HP's disclosures. In its order, the court declined at this juncture to resolve the merits of the sufficiency of HP's disclosures. The case involving Inkjet printers remains in its early stages.

Autonomy-Related Legal Proceedings

As the result of an internal investigation, HP obtained information about certain accounting improprieties, disclosure failures and misrepresentations at Autonomy that occurred before and in connection with its 2011 acquisition of Autonomy. On April 17, 2015, four former HP subsidiaries that became subsidiaries of Hewlett Packard Enterprise at the time of the Separation (Autonomy Corporation Limited, Hewlett Packard Vision BV, Autonomy Systems, Limited, and Autonomy, Inc.) initiated civil proceedings in the U.K. High Court of Justice against two members of Autonomy's former management, Michael Lynch and Sushovan Hussain, for breach of their fiduciary duties in causing Autonomy group companies to engage in improper transactions and accounting practices. The claims seek more than $5 billion in damages. Messrs. Lynch and Hussain filed defenses and Mr. Lynch filed a counterclaim seeking $160 million in damages for alleged misstatements regarding Lynch. Trial concluded in January 2020. On May 17, 2022, the court issued its final judgment, finding that HP succeeded on substantially all claims and that Messrs. Lynch and Hussein engaged in fraud, and dismissing Mr. Lynch's counterclaim. The court deferred its damages ruling to a later, separate judgment to be issued after further proceedings, which are now set to begin on February 12, 2024, but indicated that damages awarded may be substantially less than is claimed. Litigation is unpredictable, and there can be no assurance that HP will recover damages or as to how any award of damages will compare with the amount claimed. The amount ultimately awarded, if any, would be recorded in the period received. No adjustment has been recorded in the financial statements in relation to this potential award. Pursuant to the terms of the separation and distribution agreement, HP and Hewlett Packard Enterprise will share equally in any recovery. In addition, Messrs. Hussein and Lynch, and Stephen Chamberlain, former VP of Finance of Autonomy, were each indicted on federal criminal charges in the Northern District of California. On April 30, 2018, a jury found Mr. Hussein guilty of conspiracy to commit wire fraud, securities fraud, and multiple counts of wire fraud, and that judgment was affirmed on appeal in August 2020. Messrs. Lynch and Chamberlain are set to face trial on charges of conspiracy to commit wire fraud, and multiple counts of wire fraud on March 18, 2024. HP is continuing to cooperate with the ongoing enforcement actions.

Nokia Patent Litigation. On October 31, 2023, Nokia filed a complaint for patent infringement against HP in federal court for the District of Delaware asserting ten patents and filed two companion complaints with the U.S. International Trade Commission ("ITC") pursuant to Section 337 of the Tariff Act against HP, asserting seven of the ten patents asserted in the federal court case. The complaints allege that HP products that are compliant with certain video coding technology standards, including Advanced Video Coding (H.264) or High Efficiency Video Coding (H.265) standards, infringe Nokia's patents. In November 2023, the ITC instituted investigations on Nokia's complaints. On December 11, 2023, HP filed counterclaims against Nokia in the Delaware action, including claims that Nokia violated its commitments to license standard-essential patents on fair, reasonable, and non-discriminatory ("FRAND") terms, and seeking a court determination of the proper FRAND rate. Nokia's patent litigation against HP also includes a lawsuit filed in November 2023 against HP and six of its subsidiaries in the European Unified Patent Court in Germany, and a lawsuit filed on December 1, 2023, against a subsidiary, HP Brasil Indústria e Comércio de Equipamentos Eletrônicos Ltda. ("HP Brasil"), in the state court in Rio de Janeiro in Brazil. In Brazil, Nokia alleged that HP's products contain "skip mode" technology compatible with H.264 video standards that infringes one of Nokia's Brazilian patents. On December 4, 2023, before HP had received service of the lawsuit, the court granted Nokia an ex parte preliminary injunction against HP Brasil's commercialization of such products in Brazil. HP has appealed the injunction and asked the appellate court to suspend its enforcement. If the court does not do so, the injunction in Brazil will take effect and remain in place unless overturned on appeal, until the state court revokes or modifies it, or the case is resolved. If HP is not successful in its defenses, it may be subject to injunctions or licensing demands to avoid potential disruptions to its business. Given the procedural posture and nature of these cases, including proceedings that are in their early stages and have significant factual and legal issues to be resolved, HP is unable to make a reasonable estimate of the potential loss or range of losses that may arise from these matters.

R2 Semiconductor Patent Litigation. In November 2022, R2 Semiconductor, Inc. ("R2") filed a lawsuit in the Dusseldorf Regional Court in Germany against Intel Deutschland GmbH, HP Deutschland GmbH and certain other Intel customers. R2 asserts one European patent is infringed by HP's products that contain certain Intel processors. R2 seeks an injunction prohibiting the sale of the alleged infringing products. Intel is indemnifying HP. The Dusseldorf Regional Court conducted a trial on December 7, 2023, and is set to issue a decision on January 25, 2024. If the Court issues a decision on the merits in favor of R2 and against HP and the other defendants, it could impose an injunction prohibiting sales of the accused products in Germany which could take effect immediately and remain in place unless overturned on appeal or the parties reach an agreement. Given the procedural posture and the nature of the case, HP is unable to make a reasonable estimate of the potential loss or range of losses that might arise from this lawsuit.

Environmental

HP is, and may become a party to, proceedings brought by U.S., state, or other governmental entities or private third parties under federal, state, local, or foreign environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), known as "Superfund," or state laws similar to CERCLA. HP is also conducting environmental investigations or remediation at several current or former operating sites and former disposal sites pursuant to administrative orders or consent agreements with environmental agencies.

Note 15: Guarantees, Indemnifications and Warranties

Guarantees

In the ordinary course of business, HP may issue performance guarantees to certain of its clients, customers and other parties pursuant to which HP has guaranteed the performance obligations of third parties. Some of those guarantees may be backed by standby letters of credit or surety bonds. In general, HP would be obligated to perform over the term of the guarantee in the event a specified triggering event occurs as defined by the guarantee. HP believes the likelihood of having to perform under a material guarantee is remote.

Cross-Indemnifications with Hewlett Packard Enterprise

On November 1, 2015, Hewlett-Packard Company completed the separation (the "Separation") of Hewlett Packard Enterprise Company ("Hewlett Packard Enterprise"), Hewlett-Packard Company's former enterprise technology infrastructure, software, services and financing businesses. The separation and distribution agreement provides for cross-indemnities between HP and Hewlett Packard Enterprise for liabilities allocated to the respective party pursuant to the terms of such agreement. For information on cross-indemnifications with Hewlett Packard Enterprise for litigation matters, see Note 14, "Litigation and Contingencies".

Indemnifications

In the ordinary course of business, HP enters into contractual arrangements under which HP may agree to indemnify a third party to such arrangement from any losses incurred relating to the services they perform on behalf of HP or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. HP also provides indemnifications to certain vendors and customers against claims of intellectual property infringement made by third parties arising from the vendors' and customers' use of HP's software products and services and certain other matters. Some indemnifications may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

HP records tax indemnification receivables from various third parties for certain tax liabilities that HP is jointly and severally liable for, but for which it is indemnified by those same third parties under existing legal agreements. HP records a tax indemnification payable to various third parties under these agreements when management believes that it is both probable that a liability has been incurred and the amount can be reasonably estimated. The actual amount that the third parties pay or may be obligated to pay HP could vary depending on the outcome of certain unresolved tax matters, which may not be resolved for several years.

Warranties

HP accrues the estimated cost of product warranties at the time it recognizes revenue. HP engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers; however, contractual warranty terms, repair costs, product call rates, average cost per call, current period product shipments and ongoing product failure rates, as well as specific product class failures outside of HP's baseline experience, affect the estimated warranty obligation.

HP's aggregate product warranty liabilities and changes were as follows:

	For the fiscal years ended October 31			
	2023		**2022**	
	In millions			
Balance at beginning of year	$	876	$	959
Accruals for warranties issued		689		948
Adjustments related to pre-existing warranties (including changes in estimates)		17		(43)
Settlements made (in cash or in kind)		(876)		(988)
Balance at end of year	$	706	$	876

Note 16: Commitments

Unconditional Purchase Obligations

As of October 31, 2023, HP had unconditional purchase obligations of $1.9 billion. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on HP and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price and volume provisions and the approximate timing of the transaction. These unconditional purchase obligations are primarily related to inventory and service support. Unconditional purchase obligations exclude agreements that are cancellable without penalty.

As of October 31, 2023, unconditional purchase obligations were as follows:

Fiscal year	In millions	
2024	$	758
2025		758
2026		129
2027		121
2028		77
Thereafter		18
Total	$	1,861

Note 17: Leases

HP determines, at lease inception, whether or not an arrangement contains a lease. A significant portion of the operating lease portfolio includes real estate leases. Additionally, HP has identified embedded operating leases within certain outsourced supply chain contracts. Leasing arrangements typically range in terms from 1 to 11 years with varying renewal and termination options. Substantially all of HP's leases are considered operating leases. Finance leases, short-term leases and sub-lease income were not material as of October 31, 2023 and 2022 or for the fiscal years ended October 31, 2023 and 2022, respectively.

Lease terms include options to extend or terminate the lease when it is reasonably certain that HP will exercise such options. HP generally considers the economic life of the ROU assets to be comparable to the useful life of similar owned assets. HP's leases generally do not provide a residual guarantee.

Operating leases are included in Other non-current assets, Other current liabilities and Other non-current liabilities. Finance leases are included in Property, plant and equipment, net, Notes payable and short-term borrowings and Long-term debt in the Consolidated Balance Sheets.

As most of the leases do not provide an implicit interest rate, HP uses the incremental borrowing rate based on the information available at the commencement date of a lease in determining the present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that HP would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. HP uses the unsecured borrowing rate and risk-adjusts that rate to approximate a collateralized rate.

HP has elected the practical expedient to combine lease and non-lease components as a single lease element for its real estate leases and certain outsourced supply chain contracts in calculating the ROU assets and lease liabilities. Where HP chooses not to combine the lease and non-lease components, HP allocates contract consideration to the lease and non-lease components based on relative standalone prices.

HP reviews the impairment of the ROU assets consistent with the approach applied for other long-lived assets.

The components of lease expense are as follows:

| | For the fiscal years ended October 31 | |
| | 2023 | 2022 |
	In millions	
Operating lease cost	$ 234	$ 233
Variable cost	102	99
Total lease expense	$ 336	$ 332

All lease expenses, including variable lease costs, are primarily included in Cost of revenue and Selling, general and administrative expenses in the Consolidated Statements of Earnings based on the use of the facilities.

Variable lease expense relates primarily to leased real estate utilized for office space and outsourced warehousing. These costs primarily include adjustments for inflation, payments dependent on a rate or index or usage of asset and common area maintenance charges. These costs are not included in the lease liability and are recognized in the period in which they are incurred.

The following table presents supplemental information relating to the cash flows arising from lease transactions. Cash 'payments made from variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

| | For the fiscal years ended October 31 | |
| | 2023 | 2022 |
	In millions	
Cash paid for amount included in the measurement of lease liabilities	$ 231	$ 233
Right-of-use assets obtained in exchange of lease liabilities[1]	$ 312	$ 363

[1] Includes the impact of new leases as well as remeasurements and modifications to existing leases.

Weighted-average information associated with the measurement of our remaining operating lease liabilities is as follows:

| | As of October 31 | |
	2023	2022
Weighted-average remaining lease term in years	4.5	5.0
Weighted-average discount rate	6.1%	5.2%

The following maturity analysis presents expected undiscounted cash outflows for operating leases on an annual basis for the next five years:

Fiscal year	In millions
2024	$ 485
2025	357
2026	182
2027	124
2028	76
Thereafter	165
Total lease payments	1,389
Less: Imputed interest	134
Total lease liabilities	$ 1,255

There were no material operating leases that HP had entered into and that were yet to commence as of October 31, 2023.

Note 18: Acquisitions

Acquisitions in fiscal 2022

In fiscal 2022, HP completed two acquisitions. Goodwill, which represents the excess of the purchase price over the net tangible and intangible assets acquired, is not deductible for tax purposes.

The following table presents the aggregate estimated fair values of the assets acquired and liabilities assumed for the acquisitions in fiscal 2022:

	In millions
Goodwill	$ 1,793
Amortizable intangible assets	1,429
Net assets acquired	(364)
Total fair value of consideration	$ 2,858

Acquisition of Poly

HP's largest acquisition in fiscal 2022 was Poly, a leading global provider of workplace collaboration solutions, which was completed in August 2022 with a total fair value purchase consideration of $2.8 billion. The acquisition supports HP's strategy to drive growth in hybrid work solutions within the Personal Systems segment. In connection with this acquisition, HP recorded approximately $1.8 billion of goodwill and $1.4 billion of amortizable purchased intangible assets.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date due to the unremediated material weakness in our internal control over financial reporting described below.

See Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on our internal control over financial reporting in Item 8, which are incorporated herein by reference.

Remediation of Previously Reported Material Weaknesses

As previously reported in the Company's Form 10-Q for the quarter ended July 31, 2023 and Amended Annual Report on Form 10-K/A for the fiscal year ended October 31, 2022, we previously identified material weaknesses in internal control over financial reporting due to design deficiencies involving: (i) recognition of revenue for a Personal Systems customer's transactions involving third-party financing; and (ii) undue reliance on a payment application for certain sales incentive programs in EMEA, associated with variable consideration of approximately 4% of total consolidated revenues, for which management did not receive the System and Organization Controls Type 1 (SOC-1) Report timely and did not have effective complementary user entity controls. The material weakness described in clause (i) resulted in an error related to a revenue contract in our Personal Systems segment that comprises less than 1% of total consolidated revenues for the impacted periods. As a result, we revised our Consolidated Financial Statements for the fiscal years ended 2022, 2021, and 2020 in the Amended Annual Report on Form 10-K/A for the fiscal year ended October 31, 2022 and certain prior period financial statements in the Company's Form 10-Q for the quarter ended July 31, 2023 for this error and other previously identified errors, the impact of which was not material to our previously filed financial statements. The material weakness described in clause (ii) above did not result in any errors. The Company's management, under the oversight of the Audit Committee, executed a remediation plan to address these deficiencies, which included

- Designing prevent and detect controls specific to the impacted business activity; and
- Enhancing its processes and controls to help ensure the timely review of the SOC-1 report in conjunction with designing and implementing related, effective complementary user entity controls associated with the sales incentive payment processing application.

During the quarter ended October 31, 2023, we completed our testing of the operating effectiveness of internal controls impacted by these remediation efforts and determined that as a result of the measures described above, the material weaknesses have been remediated as of October 31, 2023.

Additional Material Weakness

During the fourth quarter of fiscal year 2023, management identified an additional material weakness in internal control over financial reporting. The material weakness resulted from undue reliance on information generated from certain software solutions affecting net revenue without effectively designed information technology general controls ("ITGCs"), specifically around user access and change management. Information generated from these software solutions is used by management in accounting for net revenue, including estimating variable consideration, and certain of these software solutions are used in the processing of revenue related transactions.

This material weakness did not result in any errors. While this material weakness did not result in a material misstatement of our financial statements, there is a reasonable possibility that it could have resulted in a material misstatement in the Company's annual or interim consolidated financial statements that would not be detected. Accordingly, we determined that it constituted a material weakness.

With respect to the material weakness above, management, under the oversight of the Audit Committee, is in the process of designing appropriate ITGCs specific to the impacted software solutions. While we have taken steps to implement our remediation plan, the material weakness will not be considered remediated until the enhanced controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. The Company will monitor the effectiveness of its remediation plan and refine its remediation plan as appropriate.

Changes in Internal Control over Financial Reporting

As described above, we have taken and continue to take steps to remediate the material weaknesses in our internal control over financial reporting described above. Other than in connection with the remediation process described above, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

Our directors and officers (as defined in Exchange Act Rule 16a-1(f)) may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Exchange Act. During the three months ended October 31, 2023, no such plans or other arrangements were adopted or terminated.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance.

The names of the executive officers of HP and their ages, titles and biographies as of the date hereof are incorporated by reference from Part I, Item 1, above.

The following information is included in HP's Proxy Statement related to its 2024 Annual Meeting of Stockholders to be filed within 120 days after HP's fiscal year end of October 31, 2023 (the "Proxy Statement") and is incorporated herein by reference:

- Information regarding directors of HP who are standing for reelection and any persons nominated to become directors of HP is set forth under "Corporate Governance and Board of Directors—Board Proposal No. 1 Election of Directors."

- Information regarding HP's Audit Committee and designated "audit committee financial experts" is set forth under "Corporate Governance and Board of Directors—Board Proposal No. 1 Election of Directors—How We Are Organized —Audit Committee."

- Information on HP's code of business conduct and ethics for directors, officers and employees, also known as "Integrity at HP", is set forth in the section entitled "Code of Conduct" under "Corporate Governance and Board of Directors— Board Proposal No. 1 Election of Directors" and information on HP's Corporate Governance Guidelines is set forth in the sections entitled "How We Are Selected" and "Director Independence" under "Corporate Governance and Board of Directors—Board Proposal No. 1 Election of Directors."

ITEM 11. Executive Compensation.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding HP's compensation of its named executive officers is set forth under "Executive Compensation."

- Information regarding HP's compensation of its directors is set forth under "Corporate Governance and Board of Directors—Board Proposal No. 1 Election of Directors—How We Are Compensated."

- The report of HP's HR and Compensation Committee is set forth under "Executive Compensation—Board Proposal No. 3 Advisory Vote to Approve Executive Compensation—HR and Compensation Committee Report on Executive Compensation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding security ownership of certain beneficial owners, directors and executive officers is set forth under "Ownership of Our Stock—Common Stock Ownership of Certain Beneficial Owners and Management."

- Information regarding HP's equity compensation plans, including both stockholder approved plans and non-stockholder approved plans, is set forth in the section entitled "Equity Compensation Plan Information."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The following information is included in the Proxy Statement and is incorporated herein by reference:

- Information regarding transactions with related persons is set forth under "Corporate Governance and Board of Directors —Board Proposal No. 1 Election of Directors—Related-Person Transactions Policies and Procedures."

- Information regarding director independence is set forth in the section entitled "Director Independence" under "Corporate Governance and Board of Directors—Board Proposal No. 1 Election of Directors."

ITEM 14. Principal Accountant Fees and Services.

Information regarding principal accounting fees and services is set forth under "Audit Matters—Board Proposal No. 2 Ratification of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. All Financial Statements:

The following financial statements are filed as part of this report under Item 8—"Financial Statements and Supplementary Data."

2. Financial Statement Schedules:

All schedules are omitted as the required information is not applicable or the information is presented in the Consolidated Financial Statements and notes thereto in Item 8 above.

3. Exhibits:

HP INC. AND SUBSIDIARIES
EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
2(a)	Separation and Distribution Agreement, dated as of October 31, 2015, by and among Hewlett-Packard Company, Hewlett Packard Enterprise Company and the Other Parties Thereto.**	8-K	001-04423	2.1	November 5, 2015
2(b)	Transition Services Agreement, dated as of November 1, 2015, by and between Hewlett-Packard Company and Hewlett Packard Enterprise Company.**	8-K	001-04423	2.2	November 5, 2015
2(c)	Employee Matters Agreement, dated as of October 31, 2015, by and between Hewlett-Packard Company and Hewlett Packard Enterprise Company.**	8-K	001-04423	2.4	November 5, 2015
3(a)	Registrant's Certificate of Incorporation.	10-Q	001-04423	3(a)	June 12, 1998
3(b)	Registrant's Amendment to the Certificate of Incorporation.	10-Q	001-04423	3(b)	March 16, 2001

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
3(c)	Registrant's Certificate of Amendment to the Certificate of Incorporation.	8-K	001-04423	3.2	October 22, 2015
3(d)	Registrant's Certificate of Amendment to the Certificate of Incorporation.	8-K	001-04423	3.1	April 7, 2016
3(e)	Registrant's Amended and Restated Bylaws.†				
3(f)	Certificate of Designations of Series A Junior Participating Preferred Stock of HP Inc.	8-K	001-04423	3.1	February 20, 2020
4(a)	Form of Senior Indenture	S-3	333-215116	4.1	December 15, 2016
4(b)	Form of Subordinated Indenture.	S-3	333-215116	4.2	December 15, 2016
4(c)	Form of Registrant's 4.375% Global Note due September 15, 2021 and 6.000% Global Note due September 15, 2041 and form of related Officers' Certificate.	8-K	001-04423	4.4, 4.5 and 4.6	September 19, 2011
4(d)	Form of Registrant's 4.650% Global Note due December 9, 2021 and related Officers' Certificate.	8-K	001-04423	4.3 and 4.4	December 12, 2011
4(e)	Form of Registrant's 4.050% Global Note due September 15, 2022 and related Officers' Certificate.	8-K	001-04423	4.2 and 4.3	March 12, 2012
4(f)	Specimen certificate for the Registrant's common stock.	8-A/A	001-04423	4.1	June 23, 2006
4(g)	First Supplemental Indenture, dated as of March 26, 2018, to the Indenture, dated as of June 1, 2000, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A.	10-Q	001-04423	4(j)	June 5, 2018
4(h)	Description of HP Inc.'s securities.†				
4(i)	Indenture, dated as of June 17, 2020, between HP Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	001-04423	4.1	June 17, 2020
4(j)	Form of 2.200% notes due 2025 and related Officers' Certificate.	8-K	001-04423	4.2 and 4.5	June 17, 2020
4(k)	Form of 3.000% notes due 2027 and related Officers' Certificate.	8-K	001-04423	4.3 and 4.5	June 17, 2020
4(l)	Form of 3.400% notes due 2030 and related Officers' Certificate.	8-K	001-04423	4.4 and 4.5	June 17, 2020
4(m)	First Supplemental Indenture, dated as of June 16, 2021, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee.	8-K	001-04423	4.2	June 21, 2021
4(n)	Registration Rights Agreement, dated as of June 16, 2021, by and among the Registrant and Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers of the Notes.	8-K	001-04423	4.3	June 21, 2021
4(o)	Form of 4.000% notes due 2029 and related Officers' Certificate.	8-K	001-04423	4.2 and 4.4	March 31, 2022
4(p)	Form of 4.200% notes due 2032 and related Officers' Certificate.	8-K	001-04423	4.3 and 4.4	March 31, 2022
4(q)	Form of 4.750% notes due 2028 and related Officers' Certificate.	8-K	001-04423	4.2 and 4.4	June 21, 2022
4(r)	Form of 5.500% notes due 2033 and related Officers' Certificate.	8-K	001-04423	4.3 and 4.4	June 21, 2022
4(s)	Second Supplemental Indenture, dated as of September 1, 2022, between HP Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee.	8-K	001-04423	4.2	September 7, 2022

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(a)	Registrant's 2004 Stock Incentive Plan.*	S-8	333-11425	4.1	April 7, 2004
10(b)	Registrant's Excess Benefit Retirement Plan, amended and restated as of January 1, 2006.*	8-K	001-04423	10.2	September 21, 2006
10(c)	Hewlett-Packard Company Cash Account Restoration Plan, amended and restated as of January 1, 2005.*	8-K	001-04423	99.3	November 23, 2005
10(d)	Form of Agreement Regarding Confidential Information and Proprietary Developments (California).*	8-K	001-04423	10.2	January 24, 2008
10(e)	Form of Agreement Regarding Confidential Information and Proprietary Developments (Texas).*	10-Q	001-04423	10(o)(o)	March 10, 2008
10(f)	Form of Stock Option Agreement for Registrant's 2004 Stock Incentive Plan.*	10-Q	001-04423	10(p)(p)	March 10, 2008
10(g)	Form of Common Stock Payment Agreement for Registrant's 2000 Stock Plan.*	10-Q	001-04423	10(u)(u)	June 6, 2008
10(h)	First Amendment to the Hewlett-Packard Company Excess Benefit Retirement Plan.*	10-Q	001-04423	10(b)(b)(b)	March 10, 2009
10(i)	Form of Stock Notification and Award Agreement for awards of non-qualified stock options.*	10-K	001-04423	10(i)(i)(i)	December 15, 2010
10(j)	Form of Agreement Regarding Confidential Information and Proprietary Developments (California—new hires).*	10-K	001-04423	10(j)(j)(j)	December 15, 2010
10(k)	Form of Agreement Regarding Confidential Information and Proprietary Developments (California—current employees).*	10-K	001-04423	10(k)(k)(k)	December 15, 2010
10(1)	Second Amended and Restated Hewlett-Packard Company 2004 Stock Incentive Plan, as amended effective February 28, 2013.*	8-K	001-04423	10.2	March 21, 2013
10(m)	Form of Stock Notification and Award Agreement for awards of foreign stock appreciation rights.*	10-Q	001-04423	10(v)(v)	March 11, 2014
10(n)	Form of Stock Notification and Award Agreement for long-term cash awards.*	10-Q	001-04423	10(w)(w)	March 11, 2014
10(o)	Form of Stock Notification and Award Agreement for awards of non-qualified stock options.*	10-Q	001-04423	10(x)(x)	March 11, 2014
10(p)	Form of Stock Notification and Award Agreement for awards of performance-contingent non-qualified stock options.*	10-Q	001-04423	10(a)(a)(a)	March 11, 2014
10(q)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options.*	10-Q	001-04423	10(b)(b)(b)	March 11, 2014
10(r)	Form of Grant Agreement for grants of long-term cash awards.*	10-Q	001-04423	10(e)(e)(e)	March 11, 2015
10(s)	Form of Grant Agreement for grants of non-qualified stock options.*	10-Q	001-04423	10(f)(f)(f)	March 11, 2015
10(t)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options.*	10-Q	001-04423	10(i)(i)(i)	March 11, 2015
10(u)	Form of Grant Agreement for grants of foreign stock appreciation rights.*	10-K	001-04423	10(e)(e)(e)	December 16, 2015
10(v)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options.*	10-K	001-04423	10(f)(f)(f)	December 16, 2015
10(w)	Form of Grant Agreement for grants of non-qualified stock options.*	10-K	001-04423	10(g)(g)(g)	December 16, 2015

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(x)	Registrant's 2005 Executive Deferred Compensation Plan, amended and restated effective November 1, 2017.*	10-K/A	001-04423	10(n)(n)	December 15, 2017
10(y)	Registrant's Severance and Long-Term Incentive Change in Control Plan for Executive Officers, amended and restated effective February 28, 2020.*	10-Q	001-04423	10(p)(p)	March 5, 2020
10(z)	Form of Stock Notification and Award Agreement for awards of performance-contingent non-qualified stock options (launch grant).*	10-Q	001-04423	10(p)(p)	March 3, 2016
10(a)(a)	2017 Amendment to the Hewlett-Packard Company Cash Account Restoration Plan.*	10-Q	001-04423	10(w)(w)	March 2, 2017
10(b)(b)	Second Amendment to the Hewlett-Packard Company Excess Benefit Retirement Plan.*	10-Q	001-04423	10(x)(x)	March 2, 2017
10(c)(c)	Second Amended and Restated HP Inc. 2004 Stock Incentive Plan, as amended and restated effective January 23, 2017.*	10-Q	001-04423	10(y)(y)	March 2, 2017
10(d)(d)	Second Amended and Restated HP Inc. 2004 Stock Incentive Plan (as amended effective January 29, 2018).*	10-Q	001-04423	10(b)(b)(b)	March 1, 2018
10(e)(e)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2017).*	10-Q	001-04423	10(c)(c)(c)	March 1, 2018
10(f)(f)	Form of Grant Agreement for grants of restricted stock units for directors (for use from November 1, 2017).*	10-Q	001-04423	10(e)(e)(e)	March 1, 2018
10(g)(g)	Form of Grant Agreement for grants of stock options for directors (for use from November 1, 2017).*	10-Q	001-04423	10(f)(f)(f)	March 1, 2018
10(h)(h)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2018).*	10-K	001-04423	10(g)(g)(g)	December 13, 2018
10(i)(i)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2018).*	10-K	001-04423	10(h)(h)(h)	December 13, 2018
10(j)(j)	Form of Grant Agreement for grants of stock options for directors (for use from November 1, 2018).*	10-Q	001-04423	10(j)(j)(j)	March 5, 2019
10(k)(k)	Form of Grant Agreement for grants of restricted stock units for directors (for use from November 1, 2018).*	10-Q	001-04423	10(k)(k)(k)	March 5, 2019
10(l)(l)	Form of Grant Agreement for grants of restricted stock units (for use from July 1, 2019).*	10-Q	001-04423	10(l)(l)(l)	August 29, 2019
10(m)(m)	Form of Grant Agreement for grants of non-qualified stock options.*	10-K	001-04423	10(m)(m)(m)	December 12, 2019
10(n)(n)	Form of Retention Grant Agreement for grants of non-qualified stock options.*	10-K	001-04423	10(n)(n)(n)	December 12, 2019

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(o)(o)	Form of Grant Agreement for grants of stock options for directors (for use from January 15, 2020).*	10-Q	001-04423	10(m)(m)(m)	March 5, 2020
10(p)(p)	Form of Grant Agreement for grants of restricted stock units for directors (for use from January 15, 2020).*	10-Q	001-04423	10(n)(n)(n)	March 5, 2020
10(q)(q)	Form of Retention Grant Agreement for grants of restricted stock units (for use from November 1, 2019).*	10-Q	001-04423	10(o)(o)(o)	March 5, 2020
10(r)(r)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2019).*	10-Q	001-04423	10(p)(p)(p)	March 5, 2020
10(s)(s)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2019).*	10-Q	001-04423	10(q)(q)(q)	March 5, 2020
10(t)(t)	Amendment Number One to Second Amended and Restated HP Inc. 2004 Stock Incentive Plan (as amended effective February 28, 2020).*	10-Q	001-04423	10(r)(r)(r)	June 5, 2020
10(u)(u)	Amendment Number One to Registrant's 2005 Executive Deferred Compensation Plan (as amended effective February 28, 2020).*	10-Q	001-04423	10(s)(s)(s)	June 5, 2020
10(v)(v)	HP Inc. 2021 Employee Stock Purchase Plan.*	10-Q	001-04423	10(t)(t)(t)	June 5, 2020
10(w)(w)	Amendment Number Two to Second Amended and Restated HP Inc. 2004 Stock Incentive Plan (as amended effective September 21, 2020.*	10-K	001-04423	10(x)(x)(x)	December 10, 2020
10(x)(x)	Amendment Number Two to Registrant's 2005 Executive Deferred Compensation Plan (as amended effective September 21, 2020).*	10-K	001-04423	10(y)(y)(y)	December 10, 2020
10(y)(y)	Form of Grant Agreement for grants of restricted stock units (for use from November 17, 2020).*	10-Q	001-04423	10(x)(x)(x)	March 5, 2021
10(z)(z)	Form of Retention Grant Agreement for grants of restricted stock units (for use from November 17, 2020).*	10-Q	001-04423	10(y)(y)(y)	March 5, 2021
10(a)(a)(a)	Form of Grant Agreement for grants of non-qualified stock options.*	10-Q	001-04423	10(z)(z)(z)	March 5, 2021
10(b)(b)(b)	Form of Retention Grant Agreement for grants of non-qualified stock options.*	10-Q	001-04423	10(a)(a)(a)(a)	March 5, 2021
10(c)(c)(c)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 17, 2020).*	10-Q	001-04423	10(b)(b)(b)(b)	March 5, 2021
10(d)(d)(d)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options.*	10-Q	001-04423	10(c)(c)(c)(c)	March 5, 2021
10(e)(e)(e)	Form of Grant Agreement for grants of restricted stock units for directors.*	10-Q	001-04423	10(d)(d)(d)(d)	March 5, 2021
10(f)(f)(f)	First Amendment to the Registrant's Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as amended and restated effective February 28, 2020 (as amended effective December 7, 2020)*	10-Q	001-04423	10(e)(e)(e)(e)	March 5, 2021

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(g)(g)(g)	Amendment Number Three to Registrant's 2005 Executive Deferred Compensation Plan (as amended effective November 17, 2020).*	10-Q	001-04423	10(f)(f)(f)(f)	March 5, 2021
10(h)(h)(h)	Five-Year Credit Agreement, dated as of May 26, 2021, among the Registrant, the lenders named therein and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	001-04423	10.1	June 1, 2021
10(i)(i)(i)	Amendment Number Four to Registrant's 2005 Executive Deferred Compensation Plan (as amended effective as of April 1, 2021 and December 31, 2021).*	10-Q	001-04423	10(j)(j)(j)	September 3, 2021
10(j)(j)(j)	Form of Grant Agreement for grants of restricted stock units (for use from November 16, 2021).*	10-Q	001-04423	10(j)(j)(j)	March 7, 2022
10(k)(k)(k)	Form of Retention Grant Agreement for grants of restricted stock units (for use from November 16, 2021).*	10-Q	001-04423	10(k)(k)(k)	March 7, 2022
10(l)(l)(l)	Form of Grant Agreement for grants of non-qualified stock options.*	10-Q	001-04423	10(l)(l)(l)	March 7, 2022
10(m)(m)(m)	Form of Retention Grant Agreement for grants of non-qualified stock options.*	10-Q	001-04423	10(m)(m)(m)	March 7, 2022
10(n)(n)(n)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 16, 2021).*	10-Q	001-04423	10(n)(n)(n)	March 7, 2022
10(o)(o)(o)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options.*	10-Q	001-04423	10(o)(o)(o)	March 7, 2022
10(p)(p)(p)	Third Amended and Restated HP Inc. 2004 Stock Incentive Plan.*	8-K	001-04423	10.1	April 22, 2022
10(q)(q)(q)	Amendment Agreement, dated August 23, 2022 to the Five-Year Credit Agreement dated May 26, 2021, by and among HP Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	001-04423	10.1	August 26, 2022
10(r)(r)(r)	Plantronics, Inc. 2003 Stock Plan, as amended and restated.*	S-8	333-267151	4.4	August 29, 2022
10(s)(s)(s)	Amendment Number One to the Plantronics, Inc. 2003 Stock Plan, as amended and restated.*	S-8	333-267151	4.5	August 29, 2022
10(t)(t)(t)	Amendment Number Five to Registrant's 2005 Executive Deferred Compensation Plan.*	10-K	001-04423	10(t)(t)(t)	December 6, 2022
10(u)(u)(u)	Form of Grant Agreement for grants of restricted stock units (for use from November 1, 2022).*	10-Q	001-04423	10(u)(u)(u)	March 1, 2023
10(v)(v)(v)	Form of Retention Grant Agreement for grants of restricted stock units (for use from November 1, 2022).*	10-Q	001-04423	10(v)(v)(v)	March 1, 2023
10(w)(w)(w)	Form of Grant Agreement for grants of non-qualified stock options (for use from November 1, 2022).*	10-Q	001-04423	10(w)(w)(w)	March 1, 2023
10(x)(x)(x)	Form of Retention Grant Agreement for grants of non-qualified stock options (for use from November 1, 2022).*	10-Q	001-04423	10(x)(x)(x)	March 1, 2023
10(y)(y)(y)	Form of Grant Agreement for grants of performance-adjusted restricted stock units (for use from November 1, 2022).*	10-Q	001-04423	10(y)(y)(y)	March 1, 2023
10(z)(z)(z)	Form of Grant Agreement for grants of performance-contingent non-qualified stock options (for use from November 1, 2022).*	10-Q	001-04423	10(z)(z)(z)	March 1, 2023

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10(a)(a)(a)(a)	Second Amendment to Registrant's Severance and Long-Term Incentive Change in Control Plan for Executive Officers, as amended and restated effective February 28, 2020, for Performance-Contingent Stock Options generally granted on or after December 7, 2022.*	10-Q	001-04423	10(a)(a)(a)(a)	March 1, 2023
10(b)(b)(b)(b)	Form of Grant Agreement for grants of restricted stock units (for Plantronics, Inc. plan).*	10-Q	001-04423	10(b)(b)(b)(b)	March 1, 2023
10(c)(c)(c)(c)	Form of Retention Grant Agreement for grants of restricted stock units (for Plantronics, Inc. plan).*	10-Q	001-04423	10(c)(c)(c)(c)	March 1, 2023
10(d)(d)(d)(d)	2023 Amendment to the HP Inc. Cash Account Restoration Plan.*	10-Q	001-04423	10(d)(d)(d)(d)	May 31, 2023
10(e)(e)(e)(e)	Third Amendment to the HP Inc. Excess Benefit Plan.*	10-Q	001-04423	10(e)(e)(e)(e)	May 31, 2023
21	Subsidiaries of the Registrant as of October 31, 2023.†				
23	Consent of Independent Registered Public Accounting Firm.†				
24	Power of Attorney (included on the signature page)				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.†				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.†				
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.††				
97	HP Inc. Mandatory Covered Compensation Recovery Policy.†				
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.†				
101.SCH	Inline XBRL Taxonomy Extension Schema Document.†				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.†				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.†				
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.†				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.†				
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2023, formatted in Inline XBRL (included within the Exhibit 101 attachments).†				

*   Indicates management contract or compensatory plan, contract or arrangement.

**   Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Registration S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

†   Filed herewith.

†† Furnished herewith.

The registrant agrees to furnish to the Commission supplementally upon request a copy of (1) any instrument with respect to long-term debt not filed herewith as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis and (2) any omitted schedules to any material agreements set forth above.

ITEM 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2023   HP INC.

By: /s/ MARIE MYERS
_____

Marie Myers
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marie Myers, Julie Jacobs and Rick Hansen, or any of them, his or her attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ ENRIQUE LORES Enrique Lores	President and Chief Executive Officer and Director (Principal Executive Officer)	December 15, 2023
/s/ MARIE MYERS Marie Myers	Chief Financial Officer (Principal Financial Officer)	December 15, 2023
/s/ JONATHAN P. FAUST Jonathan P. Faust	Global Controller (Principal Accounting Officer)	December 15, 2023
/s/ AIDA ALVAREZ Aida Alvarez	Director	December 15, 2023
/s/ ROBERT R. BENNETT Robert R. Bennett	Director	December 15, 2023
/s/ CHARLES V. BERGH Charles V. Bergh	Director	December 15, 2023
/s/ BRUCE BROUSSARD Bruce Broussard	Director	December 15, 2023
/s/ STACY BROWN-PHILPOT Stacy Brown-Philpot	Director	December 15, 2023
/s/ STEPHANIE BURNS Stephanie Burns	Director	December 15, 2023
/s/ MARY ANNE CITRINO Mary Anne Citrino	Director	December 15, 2023
/s/ RICHARD L. CLEMMER Richard L. Clemmer	Director	December 15, 2023
/s/ DAVID MELINE David Meline	Director	December 15, 2023
/s/ JUDITH MISCIK Judith Miscik	Director	December 15, 2023
/s/ KIM K.W. RUCKER Kim K.W. Rucker	Director	December 15, 2023
/s/ SUBRA SURESH Subra Suresh	Director	December 15, 2023



This cover is an HP Indigo digital print, on paper containing 10% post-consumer recycled paper that is environmentally and socially responsible sourced from well-managed forests, and independently certified according to the standards of the Forest Stewardship Council (FSC®).

The annual report and proxy statement contained herein were printed on paper containing 30% post-consumer recycled waste, resulting in the following environmental savings:



MIX
Paper from responsible sources
FSC®





16.6 tons of fresh (green) wood, which is equivalent to 100.0 trees.



42.0 million BTUs, which is enough energy to power 50.0 residential refrigerators operated/year .



43000.0 pounds of CO2, which is equivalent to 3.9 cars/year.



8000.0 gallons, which is enough water for 6.0 clothes washers operated/year.



300.0 pounds of solid waste, which would fill 0.012 garbage trucks.

FSC® is not responsible for any calculations on saving resources by choosing this paper



Environmental impact estimates were made using the Environmental Paper Network Paper Calculator Version 4.0.
For more information visit www.papercalculator.org.